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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ping An Insurance

*CURRENT ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34809 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/12/05

中国平安
专业 价值

ARLS
12-31-04



Annual Report
2004

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

[redacted]

中国平安
专业·价值 PING AN OF CHINA

Table of Contents



Address : Ping An Building, Ba Gua No. 3 Road, Shenzhen, Guangdong, PRC

Telephone : +86-755-8226-2888

Fax : +86-755-8243-1029

Website : www.pingan.com.cn

E-Mail : IR@paic.com.cn; PR@paic.com.cn



Total Revenue


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
41,834
58,748
66,623
63,251
2001
2002
2003
2004

Net Profit


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,952
2,017
2,320
3,116
2001
2002
2003
2004

Earnings Per Share


0.8
0.6
0.4
0.2
0.0
0.66
0.45
0.47
0.56
2001
2002
2003
2004

Total Assets | Total Liabilities | Total Equity



300,000
250,000
200,000
150,000
100,000
50,000
0
108,714
162,596
206,044
264,496
2001
2002
2003
2004



30,000
25,000
20,000
15,000
10,000
5,000
0
103,342
150,796
192,755
235,812
2001
2002
2003
2004



30,000
25,000
20,000
15,000
10,000
5,000
0
5,270
11,687
12,952
28,253
2001
2002
2003
2004

	2001	2002	2003	**2004**
PROFIT AND LOSS (In RMB million)				
Total Revenue	41,834	58,748	66,623	**63,251**
Net Profit	2,952	2,017	2,320	**3,116**
BALANCE SHEET (In RMB million)				
Total Assets	108,714	162,596	206,044	**264,496**
Total Liabilities	103,342	150,796	192,755	**235,812**
Total Equity	5,270	11,687	12,952	**28,253**
PER ORDINARY SHARE (In RMB)				
Basic Earnings	0.66	0.45	0.47	**0.56**



2004 was an unforgettable year for Ping An as it achieved another milestone and opened a new chapter in its exciting development. During the year, the Group realized a challenging strategic objective by successfully listing H Shares on the Hong Kong Stock Exchange and raising approximately US$1,670 million in a global offering during a period when the international capital markets had not yet fully recovered. As of December 31, 2004, the market value of the Group exceeded US$10,000 million, and the Group achieved the status of a large international insurance enterprise. The Company is currently a constituent stock of the MSCI China Index and the Hang Seng China Enterprise Index.

In 2004, we received a number of awards and recognition for our achievements, including:

- our being recognized as the "Best Investor Relations for an IPO in Asia" and the "Best Investor Relations for an IPO in China" by the Investor Relations Magazine;
- our being awarded the "Best Public Offer Without Listing (POWL) in Japan in 2004" by FinanceAsia;
- our being selected as one of the winners of the "Best Corporate Citizenship in China in 2004", an award jointly organized by the 21st Century Press Series and China Europe International Business School based on a comprehensive assessment of the management and social morality of PRC companies; and
- our being selected as one of the winners of the "2004 Most Viable Corporate in China Award", which was jointly organized by the All-China Federation of Industry & Commerce ("ACFIC"), ACFIC Corporate Development of Research Center and China Business Times.







International Standards and Local Advantages

During 2004, the PRC economy continued to develop at a rapid and healthy pace. Gross domestic product increased at a rate of 9.5%, reaching a new record of RMB13,652 billion. In particular, the rising income of PRC nationals has led to ever increasing market demand, which provided ample room for the development of the insurance industry. Ping An took this opportunity to capitalize on its objectives of continuing our business growth, improving our operating structure and upgrading our professional standards based on the principle of "International Standards and Local Advantages".

2004: ACHIEVED SOLID RESULTS AND FURTHER STRENGTHENED CORE STRENGTHS

Owing to the diligence and dedication of the staff and also to the unremitting support of our shareholders, the Group's profit continued to increase. In 2004, the Group's net profit reached RMB3,116 million, representing an increase of 34.3% from the previous year. Earnings per share was RMB0.56 and return on average equity was 15.1%. As of the end of 2004, total assets and total equity of the Group were RMB264,496 million and RMB28,253 million, respectively.

We believe our success is attributable to our strengths, which include: good corporate governance structure, strict risk control system, internationalized management team, strong IT system platform and nationwide distribution and service network. These strengths are the key core competitive advantages for our rapid development and capability to operate with high standards.





In 2004, the Group set up an internal procedure requiring the risk management committee to hold quarterly meetings to provide quantitative analysis and continuous monitoring of potential risk exposures, as well as undertaking periodic reviews and provide suggested improvements. We continued to internationalize our management team, and implemented a person-in-charge accountability system. The "competition, motivation, elimination" process was also implemented, which helped raising the general vitality and productivity of our staff. Moreover, the construction of our IT system was further strengthened, which helped improving our life and property and casualty insurance businesses and aided in the development of various operations. Furthermore, we have successfully completed the trial run of the "IT High Speed Disaster Recovery", the first of its kind in the PRC insurance industry, which underlines our ability to effectively protect customer interests and our management information system.

In 2004, the Group invested heavily in and completed the initial phase of our national back-office support center. The center will become one of the largest financial back-office support centers in Asia and raise the quality and service efficiency of the Group to international standards in the long term.

MARKET OVERVIEW

2004 marked a new era for the development of the PRC insurance industry.

According to the National Bureau of statistics of China, gross written premiums totaled RMB431,813 million in 2004, representing an increase of 11.3% from that of the previous year. The insurance penetration rate was 3.4% while insurance density was RMB332 per capita, representing increases of 13.3% and 10.7%, respectively, from the previous year. Total assets of all insurance companies reached RMB1,185 billion at the end of 2004, representing an increase of RMB273 billion from the beginning of the year. Out of all the sectors, property and casualty insurance was outstanding and benefited from the continued development of the national economy, especially in the growth of automobile consumption and fixed asset investment, with gross written premiums reaching RMB108,989 million at year end, representing an increase of 25.4% from the previous year. Life insurance also grew steadily, with insurance premiums totalling RMB322,825 million, representing an increase of 7.2% from the previous year. The pace of growth of life insurance was adversely affected by the proactive adjustment in business structure of insurance companies and the rise of interest rates.



Government policies were revised in 2004 to allow insurance companies to invest insurance funds directly in securities markets, which widened the scope of utilization of insurance funds, resulting in a higher growth in total insurance funds utilized. As of December 31, 2004, the balance of utilized funds totaled RMB1,125 billion, representing an increase of RMB287 billion from the beginning of the year.

As for the insurance market, the reform and transformation of state-owned insurance companies have been largely completed. In addition, competition has intensified with more than ten new insurance companies approved to be established, the highest number approved in a year. On December 11, 2004, restrictions on overseas investors entering the PRC insurance industry were further relaxed under the WTO agreement. As a result, the PRC insurance industry has entered into a new era where domestic and foreign companies face head-to-head competition.

BUSINESS REVIEW

In 2004, we have achieved steady improvement in every segment of our business and have realized total revenue of RMB63,251 million, among which gross written premiums and policy fees were RMB60,049 million, while investment income totaled RMB6,488 million. The quality improvement project for life insurance and property and casualty insurance has initially generated evident results, with cross-selling and new distribution channels achieving substantial growth. The key quality indicators remain healthy, such as the persistency ratio of life insurance and the combined ratio of property and casualty insurance. Furthermore, investment income increased steadily, the new banking business was launched, and the establishment of annuity insurance and health insurance companies experienced a successful beginning. All these events have laid a solid foundation for Ping An's future development.


中国平安



Life Insurance – Manage Product Mix to Enhance Profitability

Gross written premiums, policy fees and premium deposits totaled RMB54,729 million in 2004, representing 17.2% of the PRC life insurance market. Ping An was ranked the second largest life insurance in the PRC. Net profit in 2004 was RMB2,704 million, representing an increase of 38.7% from the previous year.

In 2004, substantially all of the gross written premiums, policy fees and premium deposits from new sales of individual life insurance were attributable to regular premium insurance products, outstripping those of our competitors in the PRC insurance industry. By utilizing a comprehensive premium collection system and increasing the customer service levels, we raised the 13 months and 25 months persistency ratios to 87.5% and 80.3%, respectively, which not only continued to outperform those of our competitors but also reached levels comparable to international standards.

Property and Casualty Insurance – Develop New Channels to Enhance the Growth

Gross written premiums reached RMB10,150 million in 2004, representing an increase of 25.4% from the previous year. Our market share was 9.5% of the PRC property and casualty insurance market, and Ping An was ranked the third largest property and casualty insurance company in the PRC.

The property and casualty insurance segment went through a trial reform of the corporate structure of our branches in 2004, which was based on detailed customer segmentation. We also formulated an improved sales management system and achieved remarkable results. In addition, cross-selling and new channels have achieved breakthroughs. Gross written premiums attributable to cross-selling of our property and casualty insurance products to our life insurance customers were RMB873 million in 2004, representing an increase of 97.1% from the previous year.


中国平安财产保险股份有





Investments – Steady Net Investment Yield

By strengthening investment management and risk control, following long-term and prudent investment principles, and taking advantage of the macro-economic and market opportunity, we have improved our asset-liability management and asset utilization efficiency, steadily expanded our investment channels and conservatively increased the returns on assets. In 2004, the net investment income and total investment income were RMB7,261 million and RMB6,488 million, respectively, representing a net investment yield of 4.1% and a total investment yield of 3.6%, respectively.

Trust Business – Making a Breakthrough

In 2004, our trust business made a breakthrough by successfully launching four trust products, and units with a total value of RMB960 million were successfully raised in just 20 days. We loaned the proceeds from the sales of units to borrowers involved in certain infrastructure projects in China, and the repayment obligations of these borrowers are guaranteed by China Development Bank. Our trust business also successfully improved its corporate governance platform by such measures as introducing an internationalized management team, strengthening its core operation team and optimizing its organization structure. Through the exploration of an operation model which permits sustainable development and stable earning, a clear business direction and strategy for our trust business is formulated, and we expect strong growth in the coming years. In 2004, our trust business had a net profit of RMB3 million.

Securities Business – Favourable Results in a Bear Market

Despite the poor market conditions, our securities business in 2004 performed well and had a net profit of RMB6 million. These favorable results were achieved mainly due to the good momentum of our investment banking operations. Another key factor that helped bringing such favorable results was our strict cost control, and the increase in trading volume, which boosted our brokerage fee income. We also succeeded in obtaining the underwriter qualification of bond issuers, setting a solid foundation for the creation of a new income source in future.





Banking – Improvement in Results

On February 19, 2004, China Ping An Trust & Investment Co., Ltd. formally took over Fujian Asia Bank Ltd., which was renamed Ping An Bank Limited on the same date. Subsequently, Ping An Bank recruited a team of experienced management personnel with domestic and international banking expertise. Ping An Bank has paid particular attention to risk management ever since its establishment. With the assistance provided by HSBC, Ping An Bank has established an effective corporate governance structure and formulated comprehensive internal controls. In 2004, Ping An Bank's net profit was RMB3 million.

Annuity and Health Insurance

On December 1, 2004, Ping An Annuity Insurance Company of China, Ltd. was approved for operation by the China Insurance Regulatory Commission. In September 2004, the preparation of establishment of Ping An Health Insurance Company of China, Ltd. was approved. With the establishment of above two specialized insurance companies, the scope of our professional operations will be further enhanced, and our status as a multiple financial services provider with a core insurance business will be further strengthened.

PROSPECTS

The PRC economy is expected to continue growing at a fast pace. Amid a modest inflation environment, per capita income will continue to increase. The fast growing pace of consumer spending observed in previous periods is also expected to continue. As consumer spending continues to increase and the standard of living of households continues to improve, demand for personal financial products and services will be enhanced, which will provide a favorable environment for further growth of the PRC financial and insurance industries.

Faced with growth opportunities and challenges provided by the opening of the PRC insurance market and the consolidation of the global financial industry, we are going to move toward, under the leadership of our management team with international expertise, our objective of becoming a financial conglomerate with leading international standards.







Through the continuous strengthening of its core insurance operations, the Group will further improve the structure of its life insurance business and the productivity of its sales team, while the property and casualty insurance business will fully leverage the broad customer base of the Group to increase its operational efficiency through our multi-channel distribution network. Based on the solid results of 2004, we expect that our securities and trust businesses will enjoy further improvement in asset utilization and profitability. Our investment operations are well-prepared with its personnel and operating system and are looking forward to the further liberalization by the PRC authorities of policies governing the use of insurance funds. Our banking arm will complete the application procedures for establishment of its Shanghai head office and Fuzhou branch, and will commence operations to build a solid base for the establishment of a leading retail bank in the PRC. The new businesses of annuity insurance and health insurance will commence in 2005. We will apply international standards and establish professional management teams to effectively develop these businesses, control costs and build strong brand names.

I hereby extend my sincere thanks to all shareholders and staff of Ping An. As the PRC's national economy enjoys steady growth, Ping An is firmly positioned to make progress through prudent operations. With an emphasis of "International Standards and Local Advantages", we endeavour to reach new heights and create greater value for the shareholders, staff members and clients in 2005. In the not too distant future, we will realize the ambition of building a financial conglomerate with leading international standards.

Ma Mingzhe
Chairman
Shenzhen, PRC

April 18, 2005


采购公开招标市级行政
辆统一保险合同签约仪


广东省电信有限公司 中国平安人寿保险股份有限公司
企业团体年金协议签约仪式



Date: December 31, 2004


Company name
Ping An Insurance (Group) Company of China, Ltd.
Percentage of shareholding
99%
99%
99.2556%
95%
95%
100%
Company name
Ping An Life Insurance Company of China, Ltd. ("Ping An Life")
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty")
China Ping An Trust & Investment Co., Ltd. ("Ping An Trust")
Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity")
Ping An Health Insurance Company of China, Ltd. ("Ping An Health")
China Ping An Insurance Overseas (Holdings) Limited
Minority interest
1%
1%
0.7444%
Ping An Life 3%, Ping An Property & Casualty 1%, Ping An Trust 0.5%, Ping An Industries 0.5%
Ping An Life 2%, Ping An Property & Casualty 2%, Ping An Trust 0.5%, Ping An Industries 0.5%
Percentage of shareholding
75%
73%
75%
Company name
Ping An Securities Company, Ltd. ("Ping An Securities")
Ping An Bank Limited ("Ping An Bank")
China Ping An Insurance (Hong Kong) Company Limited
Minority interest
25%
27%
25%
Region
PRC
Hong Kong

Notes: The broken line represents that the company has obtained an approval from the China Insurance Regulatory Commission for preparation.

Ping An Insurance (Group) Company of China, Ltd.



MA Mingzhe
Chairman of the Board and
Chief Executive Officer



CHEUNG Chi Yan Louis
Chief Operating Officer and
Chief Financial Officer



SUN Jianyi
Executive Director and
Executive Vice President



KU Min-shen
Vice-President and
Chief Human Resource Officer



WANG Liping
Vice-President



YOUNG Wen Binn
Vice-President and
Chief Investment Officer



NG Koon Sun
Vice-President and
Chief Internal Auditor



XU Guangzhong
Vice-President and
Chief Internal Supervision Officer
of our Company and
Chairman of Ping An Bank



XU Jianjun
Vice-President of our Company
and Chairman and
President of Ping An Annuity



Stephen Thomas
MELDRUM
Vice-President and
Chief Actuarial Officer



CHEN Kexiang
Assistant President,
Head of General Office and
General Secretary of the Board



REN Huichuan
Assistant President and
Finance Director



YAO Jun
Chief Legal Officer and
Joint Company Secretary



GOH Yethun
Assistant President and
Head of Strategic Development



LO Sai Lai
Head of Information Technology

Ping An Life Insurance Company of China, Ltd.



LEUNG Ka Kui Dominic
Chairman and Chief Executive Officer of Ping An Life



HUANG I-Keng John
President of Ping An Life

Ping An Property & Casualty Insurance Company of China, Ltd.



CAO Shifan
Chairman, President and Chief Executive Officer of Ping An Property & Casualty

Ping An Securities Company, Ltd.



YANG Xiuli
Chairperson of Ping An Securities



YIP Lai Shing
President and Chief Executive Officer of Ping An Securities

China Ping An Trust & Investment Co., Ltd.



TUNG Hoi
Chairman and Chief Executive Officer of Ping An Trust



SONG Chengli
President of Ping An Trust

Ping An Bank Limited



XU Guangzhong
Vice-President and Chief Internal Supervision Officer of our Company and Chairman of Ping An Bank



CHEN Kunder
Executive Director of Ping An Bank

Ping An Annuity Insurance Company of China, Ltd.



XU Jianjun
Vice-President of our Company and Chairman and President of Ping An Annuity



LI Ih Chun Emily
Executive Vice President of Ping An Annuity

DIRECTORS

Executive Directors

MA Mingzhe, 49, has been the Chairman of the Board of Directors (the "Board") and Chief Executive Officer of our Company since April 1994 and April 2001, respectively. He is a member of the National Standing Committee of the Chinese People's Political Consultative Conference. Since the establishment of Ping An Insurance Company in March 1988, he has held various positions, including President, Director and Chairman of the Board. Prior to that, Mr. Ma was the Deputy Manager of China Merchants Shekou Industrial Zone Social Insurance Company. Mr. Ma has a Doctorate degree in Money and Banking from Zhongnan University of Economics and Law.

SUN Jianyi, 52, has been the Executive Vice President and Vice Chief Executive Officer of our Company since October 1994 and February 2003, respectively. Mr. Sun was appointed as a Director in March 1995. Since joining our Company in July 1990, he has been the General Manager of Management Department, Vice-President and Executive Vice-President. Prior to joining our Company, Mr. Sun was the Head of the Wuhan Branch of the People's Bank of China and the Deputy General Manager of the Wuhan Branch Office of the People's Insurance Company of China and the General Manager of Wuhan Securities Company. He has a Diploma in Finance from Zhongnan University of Economics and Law.

Non-Executive Directors

HUANG Jianping, 45, has been a Non-Executive Director of the Board since May 2002. He is also Deputy Director of the planning and finance department of Shenzhen Municipality Investment Holding Company Limited. Mr. Huang has a diploma in Finance from Shenzhen University.

LIU Haifeng David, 35, has been a Non-Executive Director of the Board since May 2002. Mr. Liu is Co-head of Morgan Stanley Private Equity Asia and a Managing Director of Morgan Stanley. Mr. Liu joined the Firm in 1993 in private equity in New York and has spent over the past 11 years at Morgan Stanley. Mr. Liu is also an non-executive director of Mengniu Dairy, Yongle Electronics Retail and CIMIC Holdings, and was previously a non-executive director of Nanfu Battery. Mr. Liu was also responsible for the investment in Hengan International. Mr. Liu graduated as Class Salutatorian from Columbia University with a B.S. in Electrical Engineering.

Henry CORNELL, 49, has been a Non-Executive Director of the Board since October 1998. Mr. Cornell has assumed various responsibilities at Goldman, Sachs & Co. since joining the company in 1984. He is now also a Managing Director of Goldman, Sachs & Co. and co-head of Principal Investment Area, America & Asia. Mr. Cornell earned a B.A. degree in Literature from Grinnell College and a J.D. degree from New York Law School.

LIN Yu Fen, 34, has been a Non-Executive Director of the Board since October 2002. He is also an executive director of Capital China Group Company Limited. He graduated from City University of Hong Kong with an honor degree in finance. Mr. Lin is also a fellow member of the Association of Chartered Certified Accountants.

CHEUNG Lee Wah, 58, has been a Non-Executive Director of the Board since October 2002. He has served as the General Manager for Wuhan Huachuang Enterprise Management Consulting Company Limited since 2001. Mr. Cheung was previously a Manager of Hilichamp Company Limited. He has a Bachelor's degree from McMaster University in Canada.

Anthony Philip HOPE, 58, has been a Non-Executive Director of the Board since November 2002. Mr. Hope was appointed Chairman of HSBC Insurance Holdings Limited in 1987 and Group General Manager of Insurance of HSBC Holdings plc in 1996.

YIP Dicky Peter, 58, has been a Non-Executive Director of the Board since November 2002. Mr. Yip joined HSBC in Hong Kong in 1965 with working experience in a number of departments. His previous assignment had been in Personal Financial Services division of HSBC. Since January 2003, Mr. Yip has been appointed Chief Executive of China Business of HSBC. Mr. Yip graduated from University of Hong Kong with an MBA degree.

LIN Lijun, 42, has been a Non-Executive Director of the Board since May 2003. Ms. Lin has served as the Chairman of the board of directors of Shenzhen New Horse Investment Development Co., Ltd. since 2000. Ms. Lin previously served as the Deputy General Manager of the Human Resources Department at the property & casualty insurance business of our Company from 1997 to 2000. She has a Bachelor's degree in Chinese Language and Literature from South China Normal University.

FAN Gang, 50, has been a Non-Executive Director of the Board since May 2003. Mr. Fan is also a Director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Fan has been the General Manager of the Chairman's Office of our Company since 2002. Mr. Fan joined our Company in 1988. Mr. Fan served as the General Manager of the Shenzhen Branch (Property & Casualty) of our Company from 1998 to 2000. Mr. Fan was previously the Deputy Director of the Insurance Management Committee of our Company. Mr. Fan has a Diploma in History from Hubei University.

DOU Wenwei, 39, has been a Non-Executive Director of the Board since May 2003. Mr. Dou is also a Director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Dou has been an assistant general manager of the legal and compliance department of our Company since 2004. He has a Master's degree in PRC Civil Law from Jilin University.

SHI Yuxin, 50, has been a Non-Executive Director of the Board since October 2003. Mr. Shi has served as the Managing Director of Wuhan Wuxin Industrial Company Limited since December 1992. Mr. Shi is also the director of the board of directors of Wuhan Dapeng Industrial Company Limited. Mr. Shi has an L.L.M. degree from Wuhan University.

HU Aimin, 56, has been a Non-Executive Director of the Board since March 2004. Mr. Hu has served as the Chairman of the board of directors of Shum Yip Holdings Company Limited and Shenzhen Investment Limited since April 2003 and June 2003, respectively. Mr. Hu has also served as the Chairman of the board of directors of Shenzhen Shum Yip Investment Development Company Limited since November 2003. Mr. Hu previously served as the Secretariat to the People's Government of Shenzhen and the director of the general office of the People's Government of Shenzhen concurrently. Mr. Hu has a Master's degree in Management from Hunan University.

Independent Non-Executive Directors

BAO Youde, 73, has been an Independent Non-Executive Director of the Board since September 1995. Prior to retiring in 1999, he was a deputy chairman of the board of directors and the General Manager of the Shanghai International Trust Investment Company. In 1987, Mr. Bao was selected to serve as a representative in the Chinese Communist Party's 13th Congress. In both 1988 and 1993, he was selected to serve as a representative in the Shanghai People's Congress. He graduated from Shanghai University of Finance and Economics with a Diploma in Accounting.

KWONG Che Keung Gordon, 55, has been an Independent Non-Executive Director of the Board since May 2003. Mr. Kwong is also a director of a number of companies listed on the Hong Kong Stock Exchange, including serving as a non-executive director of Cosco Pacific Limited and independent non-executive director of Cosco International Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse. Mr. Kwong was an advisor to the Central Policy Committee of the Government of Hong Kong Special Administrative Region and a council member of the Hong Kong Stock Exchange. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales.

CHEUNG Wing Yui, 55, has been an Independent Non-Executive Director of the Board since May 2003. Mr. Cheung is also an independent director of a number of companies listed on the Hong Kong Stock Exchange. Mr. Cheung is also a practicing lawyer and a partner of Woo, Kwan, Lee & Lo. In addition, he is a council member and a member of the Executive Committee of the Open University of Hong Kong, vice chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong and a member of the Board of Review (Inland Revenue Ordinance). Mr. Cheung has a Bachelor's degree in Business Accounting from New South Wales University in Australia. Mr. Cheung is also a member of Australian Society of Accountants.

SUPERVISORS

XIAO Shaolian, 71, has been an Independent Supervisor of our Company and the Chairman of our Supervisory Committee since August 1994 and May 2003, respectively. Mr. Xiao previously served as the Deputy Governor of the Shenzhen Branch of the People's Bank of China and Deputy Director of Shenzhen Foreign Exchange Administration Bureau concurrently.

SUN Fuxin, 66, has been an Independent Supervisor of our Company since May 2003. Mr. Sun is currently the Chairman of the board of directors of Tian Yi Investment Guarantee Company and a deputy director of Dalian Credit Ranking Commission. Prior to his retirement in April 2003, Mr. Sun served as a Deputy Governor of the Dalian branch of Industrial and Commercial Bank of China ("ICBC"), a Deputy Secretariat of People's Government of Dalian in charge of budget, finance, real estate and tax. Mr. Sun also previously served as the director of the Management Committee of Bank of Communication's Dalian branch, the Securities Regulatory Office of Dalian, the general office of financial management of Dalian, Head of Dalian Real Estate Development Administration Office and the Resource Allocation of Underdeveloped Areas of Dalian and the Chairman of the board of directors of Dalian Commercial Bank.

CHEN Shangwu, 71, has been an Independent Supervisor of our Company since August 1994. Prior to 1997, Mr. Chen served as the Chief Engineer of Shenzhen China Merchants Petrochemical Company Limited. After his retirement, Mr. Chen served as the director of the office of the board of directors of Shenzhen Xietong Industrial Development Company.

DUAN Weihong, 36, has been a Supervisor of our Company since May 2003. Ms. Duan is also the chairperson of the board of directors of Tianjin Tai Hong Investment Group. She has an EMBA degree from School of Economics & Management, Tsinghua University.

ZHOU Fulin, 43, has been a Supervisor of our Company since May 2003. Mr. Zhou is also the Vice President and Financial Controller of Beijing Wo He Sai Teng Network Technology Company Limited. He was previously President of Beijing Wo He Science Development Company Limited.

CHEN Bohai, 28, has been a Supervisor of our Company since May 2003. Mr. Chen is also the General Manager of the development department of Shenzhen Delixing Investment & Development Company Limited. He attended Guangdong University of Foreign Studies.

SONG Liankun, 67, has been a Supervisor of our Company since May 2003. Mr. Song is also a Deputy General Manager, the Deputy Secretary of the Communist Party's Revolutionary Committee of our Company and the Chairman of the labor union of our Company. He was previously the Deputy General Manager at Qingdao Ocean Shipping Company. Mr. Song graduated from Dalian Maritime University with a diploma in Marine Navigation.

HE Peiquan, 70, has been a Supervisor of our Company since April 1997. From our establishment in March 1988 until May 1998, he served as our Deputy General Manager and Chief Auditing Officer of our Company. From 1984 to 1992, Mr. He also served as Deputy General Manager and then General Manager of ICBC Shenzhen Trust & Investment Company.

HE Shi, 40, has been a Supervisor of our Company since May 2003. He has been the General Manager of the Human Resources Department of our Company since 2002. He previously served as the Deputy General Manager of our Hainan Branch, and as the General Manager of the Human Resources Department at the property & casualty insurance business of our Company. Mr. He joined our Company in September 1991. He graduated from the graduate program of the Chinese Academy of Social Sciences with a diploma in International Finance and Banking.

OTHER SENIOR MANAGEMENT

CHEUNG Chi Yan Louis, 41, Chief Operating Officer and Chief Financial Officer of our Company since October 2003 and February 2003, respectively. Since joining our Company in February 2000, Mr. Cheung has been Senior Advisor to the Chairman, Chief Information Officer, Vice President and Chief Financial Officer. From 1993 to 2000, Mr. Cheung was a management consultant and later became a global partner of McKinsey & Company, advising mainly financial services clients throughout Asia. Mr. Cheung has a Ph.D. degree in Business Information Systems from the University of Cambridge.

KU Min-shen, 48, Vice-President and Chief Human Resources Officer of our Company since February 2003. Mr. Ku joined our Company in May 2001 and served as the Head of Human Resources from June 2001 to February 2003. From 1995 to 2001, Mr. Ku served as Vice Chairman and President of Shanghai Van Den Bergh Company, Ltd., a joint venture between Unilever and Shanghai Sugar Cigarette and Wine (Group) Company, Ltd. and the Human Resources Director of Unilever HPC China. Mr. Ku has a Bachelor's degree in Educational Psychology from Fu Jen Catholic University of Taiwan.

WANG Liping, 48, Vice President of our Company since January 2004. From 2002 to 2004, Ms. Wang was the Chairman and Chief Executive Officer of Ping An Life Insurance Company of China, Ltd. From 1998 to 2002, she served as an Assistant President and as a Vice President of our Company. From 1995 to 1997, she served as the General Manager of the Management Department and Vice President of the life insurance business of our Company. From 1994 to 1995, she served as the President of the Securities Department of our Company. Ms. Wang joined our Company in June 1989. Ms. Wang has a Master's degree in Monetary & Banking from Nankai University.

YOUNG Wen Binn, 48, Vice President and Chief Investment Officer of our Company since August 2003. Mr. Young joined our Company in July 2003. From 2000 to 2003, he served as a managing director and Chief Investment Officer of Aetna Life Insurance Company (Tokyo, Japan), which following an acquisition became MassMutual Life Insurance Company (Tokyo, Japan). From 1998 to 1999, he served as the Chief Investment Officer of Aetna International Inc. Hong Kong to cover the greater China region. From 1994 to 1998, he worked in Nomura Asset Management (Hong Kong) Company as the Chief Investment Officer, later became co-managing director. Mr. Young has an MBA from the University of Chicago.

NG Koon Sun, 40, Vice President and Chief Internal Auditor of our Company from August 2003 to present. Mr. Ng joined our Company in March 2003. From 2001 to 2003, he was the Chief Executive Officer of United Healthcare Asia Limited. From 1999 to 2001, he served as the Chief Financial Officer of AIA United Healthcare, and later became the Chief Operating Officer. From 1994 to 1999, he served as the Chief Financial Officer and Finance Director of AXA General Insurance Company, Hong Kong. From 1986 to 1994, he served as the Regional Manager of the Corporate Internal Auditor for Asia/Pacific region of AIG. Mr. Ng is a fellow member of the Life Office Management Association in the United States.

XU Guangzhong, 58, Vice President and Chief Internal Supervision Officer of our Company since February 2003 and June 2003, respectively, and Chairman of Ping An Bank Limited since March 2004. From 1995 to 2003, Mr. Xu served as an Assistant President and Chief Auditing Officer of our Company. From 1996 to 1998, he also served as the President of China Ping An Trust & Investment Co., Ltd. From 1994 to 1995, Mr. Xu was the General Manager of Beijing Branch (Property & Casualty) of our Company. Mr. Xu previously served as the President of China Securities Company, Ltd., the President of Trust & Investment Company of Industrial and Commercial Bank of China ("ICBC") and the Deputy General Manager of the ICBC's Beijing branch. Mr. Xu joined our Company in September 1994. Mr. Xu has a diploma in Finance from Jilin Finance & Trade College.

XU Jianjun, 53, Vice President of our Company since April 2002, and Chairman and President of Ping An Annuity Insurance Company of China, Ltd. since February 2005. Mr. Xu joined our Company in December 1999. From 2002 to 2003, he served as the President of China Ping An Trust & Investment Company, Ltd. From 2000 to 2002, he served as an Assistant President of our Company. From 1999 to 2000, Mr. Xu served as the General Manager of our Investment Management Center. Mr. Xu previously was the Branch Office Head of the Shanghai Bureau of Finance. He has also served as the Vice President and Chief Economist of Shanghai International Investment and Trust Corporation and the Chairman of Huaan Fund Management Company. Mr. Xu has a diploma in Economics from Fudan University.

Stephen Thomas MELDRUM, 62, Vice President and Chief Actuarial Officer of our Company from February 2003 to present. Mr. Meldrum joined our Company in September 1999. From 1999 to 2003, Mr. Meldrum served as the Chief Actuary of our Company. From 1995 to 1998, Mr. Meldrum was a Vice President and the Division Head of the International Strategy Division of Lincoln National Corporation. From 1979 to 1995, Mr. Meldrum worked at Lincoln National (UK) plc., and his position was the Chief Actuary and the Head of the Finance Division and the Head of the Investment Division. Mr. Meldrum has a Master's degree in Computer Science from the University of London and a Master's degree in Mathematics from the University of Cambridge.

CHEN Kexiang, 47, Assistant President of our Company from February 2003 to present and Head of General Office from June 2002 to present and General Secretary of the Board of our Company from June 2002 to present. Mr. Chen also served as a Vice President and then President of China Ping An Trust & Investment Co., Ltd. from 1999 to 2002. From 1996 to 1999, Mr. Chen was the Deputy Manager of the General Office of our Company. From 1995 to 1996, Mr. Chen served as the General Manager of Ping An Building Management Company. Mr. Chen joined our Company in December 1992. Mr. Chen has a Master's degree in Finance from Zhongnan University of Economics and Law.

REN Huichuan, 35, Assistant President of our Company from February 2004 to present and Finance Director of our Company since February 2003. From 2002 to 2003, he served as Vice President of Ping An Property & Casualty Company of China, Ltd. From 1992 to 2002, Mr. Ren worked at the property & casualty insurance business of our Company, with his last position as Vice President, and he also served as the Assistant General Manager of Ping An Group Development and Reform Center in 1999. Mr. Ren joined our Company in November 1992. Mr. Ren has a Bachelor's degree in Computer Application from Harbin Ship Engineering College.

YAO Jun, 39, Chief Legal Officer and Joint Company Secretary of our Company since September 2003 and June 2004, respectively. He was previously a partner of Commerce & Finance Law Offices. Mr. Yao has an L.L.M. degree from Peking University.

GOH Yethun, 35, Assistant President and Head of Strategic Development of our Company. Mr. Goh joined our Company in February 2000 to take part in the group e-commerce initiative. Prior to his current position, he was the Chief Operating Officer of Ping An Securities Company, Ltd. and the Head of the Group Strategic Development Center of our Company. Before joining our Company, Mr. Goh was an engagement manager in McKinsey & Company. Mr. Goh has a Bachelor degree in economics from Hamilton College, USA.

LO Sai Lai, 42, Head of Information Technology and General Manager of Information Management Center of our Company since October 2003. From 2002 to 2003, he served as the General Manager of our Company's Data Center. From 2001 to 2002, Mr. Lo served as a Senior Consultant of our Systems Development Center. From 1993 to 2001, Mr. Lo worked as a researcher at the University of Cambridge, a research engineer at the Olivetti Research Laboratory, a senior researcher at the Olivetti and Oracle Research Laboratories and a senior researcher at AT&T Laboratories – Cambridge. Mr. Lo joined our Company in June 2002. Mr. Lo has a Ph.D. in Computer Science from the University of Cambridge.

PING AN LIFE

LEUNG Ka Kui Dominic, 57, Chairman and Chief Executive Officer of Ping An Life Insurance Company of China, Ltd. since January 2004. Mr. Leung joined our Company in January 2004. From 1996 to 2003, he worked in Prudential Corporation Asia Ltd. as the Managing Director, Greater China. From 1989 to 1996, he worked in Taiwan Nashan Life Insurance Company, Ltd. and his last position was the General Manager of the company. From 1975 to 1989, he worked in American International Assurance Company and his last position was Vice President. Mr. Leung has a Bachelor's degree in Science from the Chinese University of Hong Kong.

HUANG I-Keng John, 57, President of Ping An Life Insurance Company of China, Ltd. since January 2003. Since joining our Company in October 1996, Mr. Huang has been Senior Advisor to the Chairman, Vice President, and Senior Vice President. From 1971 to 1996, Mr. Huang served several positions in the life insurance industry in Taiwan. He had been Chief Underwriter of Nan Shan Life Insurance Co., Ltd., Executive Vice President of Kuo Hua Life Insurance Ltd., and General Manager of Chung Shin Life Insurance Co., Ltd. Mr. Huang came to China in June 1994. Mr. Huang graduated from Cooperative Economic Dept. of Taiwan Chung Shin University.

PING AN PROPERTY & CASUALTY

CAO Shifan, 49, Chairman of Ping An Property & Casualty Company of China. Ltd. since March 2004 and President and Chief Executive Officer of Ping An Property & Casualty Company of China, Ltd. since December 2002. From June 1997 to December 2002, he served as an Assistant President and Vice President of our Company. From February 1997 to June 1997, he served as an Assistant President for the property & casualty insurance business of our Company. From 1994 to 1997, he served as the General Manager of the Nanjing Branch (Property & Casualty) of our Company. From 1991 to 1994, he served as the General Manager of our Company's Human Resources Department. Mr. Cao joined our Company in December 1991. Mr. Cao has a Master's degree in Monetary & Banking from Zhongnan University of Economics and Law.

PING AN SECURITIES

YANG Xiuli, 49, Chairperson of Ping An Securities Company, Ltd. since March 1998. Since joining our Company in 1988, Ms. Yang has been the Manager of the administration department, the Secretary General of Board of Directors, Assistant President, and Vice President. Ms. Yang has a master degree in Monetary & Banking from Zhongnan University of Economics and Law.

YIP Lai Shing, 60, President and Chief Executive Officer of Ping An Securities Company, Ltd. since September 2002. From 1996 to 2002, Mr. Yip served as the Chief Executive Officer of DBS Vickers (Hong Kong) Ltd. He was an Executive Director of Sun Hung Kai & Company, Ltd. between 1971 and 1996. Mr. Yip joined our Company in September 2002.

PING AN TRUST

TUNG Hoi, 34, Chairman and Chief Executive Officer of China Ping An Trust & Investment Co., Ltd. since September 2004. Prior to joining China Ping An, Mr. Tung was an executive director of Goldman Sachs (Asia) L.L.C., advising major financial institutions in the region on restructuring, mergers & acquisitions and capital markets activities. From 1995 to 1998, he was a management consultant with McKinsey & Company. Mr. Tung holds a Master's degree in Engineering Science from the University of Oxford and an MBA degree from INSEAD.

SONG Chengli, 44, President of China Ping An Trust & Investment Co., Ltd. since July 2003. Since joining our Company in 1992, Mr. Song has been head of our Qingdao Branch (property & casualty), Head of our Group's representative office in Beijing, Head of Ping An Insurance Company Shanghai Branch (Property & Casualty), and the Vice President of Ping An Property & Casualty Company of China, Ltd. Mr. Song has a Master's degree in Enterprise Management.

PING AN BANK

XU Guangzhong, see "– Other Senior Management" in this section.

Kunder CHEN, 49, Executive Director of Ping An Bank Limited since September 2004. Mr. Chen joined our Group in August 2004. From 1996 to 2004, Mr. Chen was the senior executive vice president of Chinatrust Financial Holding Company ("CFHC") in Taiwan, responding for the business of retailing banking and credit card. Mr. Chen was also the board member of Taiwan Credit Card Union Center from 2002 to 2003. Before working for CFHC, Mr. Chen was an IT expert with 17 years of experience on banking application software system. Mr. Chen has a bachelor degree in Statistics from Fu Jen Catholic University of Taiwan.

PING AN ANNUITY

XU Jianjun, see "– Other Senior Management" in this section.

LI Ih Chun Emily, 45, Executive Vice President of Ping An Annuity Insurance Company of China Ltd. since February 2005. Ms. Li joined our Group in October 2004. Prior to joining Ping An, Ms. Li was the Acting Deputy Head of Retirement Benefits of HSBC Life (International) Limited. She had also worked as Vice President of AIA Pension and Trustee Co. Ltd., Chief Operating Officer of Standard Chartered Bank International Private Banking, and Assistant Vice President of Citibank Private Banking Group, Western Hemisphere Div., New York, respectively. She was a member of the Scheme Administration Specialist Group of MPFA and Director of the Trustee Association in Hong Kong. Ms. Li obtained her MBA degree in Finance/International Business from New York University and the CPA certificate from New York State, U.S.A.

JOINT COMPANY SECRETARIES

YAO Jun, see "– Other Senior Management" in this section.

SENG Sze Ka Mee Natalia, 48, a joint company secretary of our Company since June 2004. Ms. Seng has served as the director of corporate services of Tengis Limited since 1994. Tengis Limited has become a member of the Tricor Group and also a member of The Bank of East Asia Group since 2002. Ms. Seng is a Fellow of The Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors. She is also the company secretary of another Hong Kong Stock Exchange listed company. She has worked in the corporate secretarial department of an international accounting firm for over 20 years and she has served many listed clients over these years.

QUALIFIED ACCOUNTANT

CHAN Cheuk Yin, 44, a qualified accountant of our Company since June 2004. He is also a Deputy Finance Director of our Company and a director of each of Ping An Life and Ping An Property & Casualty. Mr. Chan holds a Bachelor's degree in Economics with major in accounting from Macquarie University in Australia. After graduation, he joined the audit department of Deloitte Touche Tohmatsu in July 1985 and was responsible for providing audit service to fund management companies. Prior to joining our Company in October 2002, he had worked for Citibank N.A., and served as the financial controller and finance director of DBS Vickers (Hong Kong) Limited. He is a member of the Hong Kong Institute of Certified Public Accountants.



We are a leading insurance group in the PRC that is focused on providing multiple financial products and services to our customers through our multi-channel distribution network. With our principal operating subsidiaries, namely Ping An Life, Ping An Property & Casualty, Ping An Trust, Ping An Securities, Ping An Bank and Ping An Annuity, we offer our customers a wide range of financial products and services in the PRC under a single brand name, with a focus on life and property and casualty insurance products. Our core life insurance and property and casualty insurance businesses accounted for approximately 87.3% and 11.4%, respectively, of our total revenue in 2004.

We are one of the largest insurance companies in the PRC in terms of gross written premiums and policy fees. Our operations primarily consist of the underwriting of life insurance and property and casualty insurance. We had gross written premiums and policy fees of RMB60,049 million in 2004, of which RMB49,899 million, or approximately 83.1%, was from our life insurance business and RMB10,150 million, or approximately 16.9%, was from our property and casualty insurance business.





LIFE INSURANCE

The following tables set forth certain financial and operating data for Ping An Life as of or for the periods indicated:

For years ended December 31, **(in RMB million, except percentages)**	**2004**	2003
Gross written premiums and policy fees	**49,899**	55,043
Individual life insurance	**35,949**	34,617
Bancassurance	**5,836**	10,562
Group insurance	**8,114**	9,864
Premium deposits	**4,830**	3,811
Individual life insurance	**4,215**	2,951
Bancassurance	**81**	–
Group insurance	**534**	860
Gross written premiums, policy fees and premium deposits	**54,729**	58,854
Market share of gross written premiums, policy fees and premium deposits[1]	**17.2%**	19.6%

(1) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.


中国平安





As of or for years ended December 31,	2004	2003
Number of customers:		
Individual (in thousands)	**28,362**	26,880
Corporate (in thousands)	**177**	188
Total (in thousands)	**28,539**	27,068
Persistency ratio:		
13-month	**87.5%**	85.7%
25-month	**80.3%**	79.6%
Agent productivity:		
First year premiums, policy fees and premium deposits per agent per month	**3,245**	3,039
New life insurance policies per agent per month	**2.3**	2.7

We are the second largest life insurance company in the PRC in terms of gross written premiums and policy fees. In 2004, our life insurance business accounted for approximately 17.2% of the gross written premiums, policy fees and premium deposits received by PRC life insurance companies, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

We are one of the most profitable life insurance companies in the PRC. During 2004, we managed our product mix to focus on developing and marketing profitable insurance products, such as regular premium individual life insurance products. As a result, gross written premiums, policy fees and premium deposits from our individual life insurance products accounted for approximately 73.4% of the gross written premiums, policy fees and premium deposits for our life insurance business in 2004, compared to approximately 63.8% in 2003. In particular, substantially all of individual life insurance first year premium were from regular premium products in 2004. Our focus on regular premium individual life insurance products provides us with a stable revenue stream that helps us generate sustainable longer term profits.

In addition, among all the new products that we launched in 2004, universal life insurance products, which were launched in May 2004, experienced significant growth. Gross written premiums, policy fees and premium deposits attributable to universal life insurance products accounted for a substantial portion in the total gross written premiums, policy fees and premium deposits from all our new businesses in the second half of 2004.


Individual life insurance
73.4%
Bancassurance
10.8%
Group Insurance
15.8%

Note: Calculated based on gross written premiums, policy fees and premium deposits for the year ended December 31, 2004.

In 2004, our group insurance business focused on short-term accident and health insurance businesses. Furthermore, we have managed the sales of our bancassurance products with a view towards maintaining the profitability of our bancassurance business.

In addition, we continued to rationalize our individual life insurance sales force in 2004 and stabilized the number of our individual life insurance sales agents at approximately 200,000. Moreover, through the continued refinement of our sales agents training system, we enhanced the productivity and professionalism of our sales agents. We have also continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers improved to 87.5% and 80.3%, respectively, as of December 31, 2004 from 85.7% and 79.6%, respectively, as of December 31, 2003.

Products

Our primary life insurance products include individual life insurance products, bancassurance products and group insurance products.

Individual Life Insurance

We have four principal categories of individual life insurance products: traditional non-participating life insurance, traditional participating life insurance, accident and health insurance as well as non-traditional life insurance. In 2004, gross written premiums, policy fees and premium deposits from our individual life insurance products accounted for approximately 73.4% of the gross written premiums, policy fees and premium deposits received by our life insurance business.

Traditional Non-Participating Life Insurance

Our primary traditional non-participating life insurance products include whole life insurance, term life insurance and endowment life insurance. Our whole life insurance products generally provide insurance covering the life span of the insured party in exchange for the periodic payment of a fixed premium during the life span of the insured party or over a pre-determined period. Our term life insurance products generally provide insurance for the insured party over a specified time period in exchange for the periodic payment of a fixed premium. Our endowment life insurance products generally provide insurance for the insured party during the policy period as well as maturity benefits at the end of the policy period.

Accident and Health Insurance

Our accident insurance products generally provide a guaranteed benefit in the event of death or disability of the insured party as a result of an accident during the policy period. The disability benefit we pay to the insured party will vary according to the type of disability afflicted upon such insured party. Our health insurance products generally provide for a daily hospital allowance or reimbursement of actual hospital expenses incurred by the insured party. We generally offer our accident and health insurance policies for a term of one year.

Traditional Participating Life Insurance

Our primary traditional participating life insurance products include whole life insurance and endowment life insurance. In addition to providing the benefits offered under our traditional non-participating life insurance products, our traditional participating life insurance products also entitle policyholders to receive dividends in the event our participating products have a distributable surplus in any year during the policy period.

Non-Traditional Life Insurance

Our primary non-traditional life insurance products include investment-linked life insurance and universal life insurance. We offered investment-linked life insurance to our customers from October 1999 to June 2003. An investment-linked life insurance is an insurance policy that provides insurance for the insured party during the policy period and an investment return linked to an investment option selected by the policyholder. In June 2003, the China Insurance Regulatory Commission (the "CIRC") imposed additional regulations on investment-linked life insurance products. As a result of the CIRC regulation, we stopped selling investment-linked life insurance products. However, we continue to collect renewal premiums associated with the investment-linked life insurance policies sold before the end of June 2003. Universal life insurance is another form of permanent life insurance that has either a flexible or single premium. A universal life insurance contract has an adjustable benefit feature that provides the customer with greater flexibility on when to pay any premiums and the amount of the premium. For universal life insurance products, the more a customer pays in premium, the greater the cash value will be. The interest rate at which the cash value accumulates is adjusted periodically. Universal life insurance has a stated minimum interest rate that will be paid on the policy's cash value.

Bancassurance

Our bancassurance products primarily consist of participating endowment life insurance, participating deferred annuities and accident insurance, and are generally single premium insurance products. The participating endowment life insurance products offered as part of our bancassurance products generally have the same characteristics as the endowment life insurance products offered as part of our individual life insurance products, except that the majority of these policies are single premium products with 5 year and 10 year maturities. Holders of our participating deferred annuities contribute premiums during an accumulation period and either the holder or the beneficiary receives either a lump sum payment upon attaining the annuity vesting age or an annual payment beginning upon the attainment of the annuity vesting age and ending upon the death of the holder and dividends to the extent that our participating products have a distributable surplus in the accumulation period. In 2004, gross written premiums, policy fees and premium deposits from our bancassurance products accounted for 10.8% of the gross written premiums, policy fees and premium deposits received by our life insurance business.

Group Insurance

We have four principal categories of group insurance products: group traditional non-participating life insurance, group accident and health insurance, group traditional participating deferred annuity and group non-traditional deferred annuity. The group traditional non-participating life insurance and group accident and health insurance products generally have similar characteristics as the products offered as part of individual life insurance products. The group traditional participating deferred annuity products generally have similar characteristics as the products offered as part of bancassurance products. The group non-traditional deferred annuity products have a combination of the characteristics of investment-linked insurance products and deferred annuity insurance products. In 2004, gross written premiums, policy fees and premium deposits from our group insurance products accounted for approximately 15.8% of the gross written premiums, policy fees and premium deposits received by our life insurance business.

Legacy High Guaranteed Return Products

Like other major PRC life insurance companies, we offered life insurance products with relatively high guaranteed rates of return equal to or in excess of 5% from 1995 to 1999, primarily as a result of the then prevailing high market interest rates. In June 1999, the CIRC imposed a cap of 2.5% with respect to the guaranteed rate of return a life insurance company may offer on its products. As a result, we have offered guaranteed return products with rates of return equal to or less than 2.5% since June 1999. The policyholders' reserves for life insurance policies with high guaranteed rates of return as calculated based on our PRC GAAP financial data represented 42.0% of our total policyholders' reserves as of December 31, 2004 compared to 45.3% as of December 31, 2003. The average pricing rate for all of our guaranteed return life insurance products decreased to 4.8% in 2004 from 5.0% in 2003. We expect these high guaranteed return life insurance policies to decline as a percentage of our total in-force life insurance policies as our new policies with lower or no guaranteed rates of return continue to grow.

Distribution Network

Our life insurance products are primarily distributed through a distribution network that includes a sales force of approximately 200,000 individual insurance sales agents, approximately 1,600 group insurance sales representatives and approximately 20,000 branch offices of China Post and commercial banks in the PRC that have bancassurance arrangements with us.

The following table sets forth certain information of our life insurance distribution channels as of the dates indicated:

As of December 31,	2004	2003
Number of individual life sales agents	**199,997**	188,033
Number of group sales representatives	**1,605**	1,275
Bancassurance outlets	**20,023**	21,299

Individual Life Insurance. We are one of the first PRC insurance companies to introduce an agency-based distribution model for the individual life insurance business. We are also a leader in the PRC insurance industry in managing, training and supporting our individual life insurance sales agents, and we are continuously upgrading our sales management infrastructure to maintain our leadership position.

Bancassurance. We have bancassurance arrangements with China Post, the four largest national commercial banks and many other national and regional commercial banks in the PRC for the distribution of our bansassurance products. These arrangements currently extend across the PRC in approximately 130 cities.

Group Insurance. Our group insurance sales representatives are based in our various branch and sub-branch offices throughout the PRC. These group sales representatives provide life insurance and retirement planning advice and sell health and other short-term insurance to institutional customers. We also distribute our group insurance products through insurance intermediaries, such as institutional insurance agents, insurance brokers and ancillary agency organizations.

Cross-Selling. We have achieved significant success in cross-selling our life insurance products to our property and casualty insurance customers. Life insurance gross written premiums, policy fees and premium deposits obtained through cross-selling to our property and casualty insurance customers have increased 15.4% to RMB540 million in 2004 from RMB468 million in 2003. We expect cross-selling to become an important distribution channel for Ping An Life and make a significant contribution to our future growth.

Alternative Distribution Channels. In addition to the distribution channels described above, we distribute our life insurance products through many other alternative distribution channels, including, among others, our nationwide call center 95511, our PA18 Internet financial portal and direct mailing.

Customers

As of December 31, 2004, approximately 43.2% of the gross written premiums, policy fees and premium deposits received by our life insurance operations were attributable to customers located in or near Shanghai, Beijing, Nanjing, Guangzhou and Qingdao, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As of December 31, 2004, we had approximately 28 million individual customers and approximately 177,000 corporate customers.

PROPERTY & CASUALTY INSURANCE

The following tables set forth certain financial and operating data for our property and casualty insurance operations as of or for the periods indicated:

For years ended December 31, (in RMB million, except percentages)	2004	2003
Gross written premiums	**10,150**	8,091
Automobile	**6,232**	4,589
Non-automobile	**3,545**	3,351
Accident and health	**373**	151
Market share of gross written premiums and policy fees(1)	**9.5%**	9.7%

(1) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

As of or for years ended December 31,	2004	2003
Combined Ratio:		
Expense ratio	**20.2%**	21.2%
Loss ratio	**77.0%**	78.5%
Combined ratio	**97.2%**	99.7%
Number of customers:		
Individual (in thousands)	**5,519**	3,933
Corporate (in thousands)	**613**	515
Total (in thousands)	**6,132**	4,448

Ping An Property & Casualty is the third largest property and casualty insurance company in the PRC in terms of gross written premiums. In 2004, our property and casualty insurance business accounted for approximately 9.5% of the gross written premiums received by PRC property and casualty insurance companies, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

In 2004, based on our detailed customer segmentation, we conducted a trial reform of the corporate structure of our branches for property and casualty insurance business. Under this trial reform, we set up different sales teams for individual customers and corporate customers to accommodate their specific product and service needs. In addition, we have also formulated an improved sales management system, and achieved breakthroughs in cross-selling and new sales channels including, among others, our nationwide call center 95511, our PA18 Internet financial portal and direct mailing.

Products

Our primary property and casualty insurance products include automobile insurance, non-automobile insurance and accident and health insurance.



Accident and health
3.7%
Automobile
61.4%
Non-automobile
34.9%

Automobile Insurance. Automobile insurance is our leading property and casualty insurance product in terms of gross written premiums. Our standard automobile insurance policy is for a term of one year, and covers damages caused to the insured vehicle by collision, fire, explosion, typhoons or mudslides, as well as damages caused when the insured vehicle is stolen. In addition, our standard automobile insurance policy covers liability to the third parties. We also offer a number of riders to our automobile insurance customers that cover losses such as liability to passengers, cargo and vandalism. Gross written premiums from our automobile insurance products were RMB6,232 million, accounting for approximately 61.4% of the gross written premiums received by our property and casualty insurance business in 2004.

Non-automobile insurance. Our primary non-automobile insurance products include, among others, commercial property insurance, homeowners insurance, cargo insurance, liability insurance and hull insurance. Gross written premiums from our non-automobile insurance products were RMB3,545 million, accounting for approximately 34.9% of the gross written premiums received by our property and casualty insurance business in 2004. Commercial property insurance is our second leading property and casualty insurance product in terms of gross written premiums. Our basic commercial property insurance policy covers loss of, or damage to, insured property caused by fire, explosion or lightning. Our comprehensive commercial property insurance policy covers loss of, or damage to, insured property caused by fire, explosion, lightning, flood, typhoon, hailstorm, mudslides, tornado and hurricane. Our commercial all risk property insurance policy covers all causes of loss not specifically excluded from the coverage. Homeowners insurance covers loss of, or damage to, insured property caused by fire, explosion, hailstorm, flood, typhoon and/or burglary. We offer cargo insurance that covers goods in transit by vessel, airplane or any ground vehicle. We offer liability insurance products such as employer's liability, public liability, product liability and professional liability insurance. Our liability insurance policies generally cover losses of third parties due to the misconduct or negligence of the insured party and exclude losses due to fraud or the willful misconduct of the insured party. Hull insurance covers loss of, or damage to, an insured vessel, including its hull, life rafts, machinery, instruments and fuel, caused by earthquake, volcanic explosion, fire, collision and the willful misconduct of crew members.

Accident and Health Insurance. Our accident insurance products generally provide a guaranteed benefit in the event of death or disability of the insured party as a result of an accident during the policy period. The disability benefit we pay to the insured party will vary according to the type of disability afflicted upon such insured party. Our health insurance products generally provide for a daily hospital allowance or reimbursement of actual hospital expenses incurred by the insured party. Gross written premiums from our accident and health insurance products accounted for approximately 3.7% of the gross written premiums received by our property and casualty insurance business in 2004.

In addition to the products listed above, we also offer a number of other property and casualty insurance products, including construction personal injury insurance, mortgage guarantee insurance, parcel insurance, container insurance, satellite launch insurance, nuclear power plant insurance and offshore oil drilling insurance.

Distribution Network

The distribution network for our property and casualty insurance products includes 35 branch offices located in substantially all of the PRC's provinces, autonomous regions and municipalities, together with over 1,000 sub-branches located throughout the PRC. We distribute our property and casualty insurance products primarily through our in-house sales representatives and through various intermediaries, such as banks and automobile dealerships, and insurance brokers.

The following table sets forth certain information of our property and casualty insurance distribution channels as of the dates indicated:

As of December 31,	2004	2003
Number of direct sales representatives	**6,975**	6,742
Number of insurance agents	**6,168**	7,589

Cross-Selling. We have achieved significant success in cross-selling our property and casualty insurance products to our life insurance customers. Property and casualty insurance premiums obtained through cross-selling to our life insurance customers have increased 97.1% to RMB873 million in 2004 from RMB443 million in 2003. We expect cross-selling to become an important distribution channel for Ping An Property and Casualty and make a significant contribution to our future growth.

Customers

As of December 31, 2004, approximately 31.8% of the gross written premiums received by our property and casualty insurance business were attributable to customers located in or near Shanghai, Guangzhou, Beijing and Shenzhen, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As of December 31, 2004, we had approximately 5.5 million individual customers and approximately 0.6 million corporate customers.

PING AN TRUST

We provide asset management services to our customers through Ping An Trust. In addition, Ping An Trust acts as an investment holding company for some of our long-term equity investments and provides real estate development, management and leasing services to our other subsidiaries. As of December 31, 2004, trust service assets held in trust increased to RMB1,084 million from RMB189 million as of December 31, 2003. In November 2004, we successfully developed and completed the sales of four trust products with an aggregate amount of RMB960 million. We loaned the proceeds from the sales to borrowers involved in certain infrastructure projects in China, and the repayment obligations of these borrowers are guaranteed by China Development Bank.

PING AN SECURITIES

We conduct our securities business through our Ping An Securities, and provide securities services to customers through 22 branch offices nationwide and through our PA18 Internet financial portal. The principal services that we provide to our customers are brokerage services, investment banking services, asset management services and research and consulting services. Brokerage services consist of executing stock and bond trades on the Shanghai and Shenzhen stock exchanges for customers, holding physical securities on behalf of customers and facilitating the payment of dividends and interest repayment of outstanding principal amounts to customers. Investment banking services include securities underwriting, financial advice for mergers and acquisitions and restructurings, securities business training and the provision of market and trading information. Asset management services consist of managing securities portfolios of clients and providing asset management advice. Despite the poor market conditions, Ping An Securities had a net profit of RMB6 million in 2004.

PING AN BANK

Ping An Bank was formerly known as the Fujian Asia Bank Ltd., a sino-foreign joint venture bank. We currently own 73% of Ping An Bank's equity interest, while The Hongkong and Shanghai Banking Corporation ("HSBC") owns the remaining 27% equity interest. Ping An Bank is primarily engaged in the foreign currency commercial banking business in the PRC. Ping An Bank experienced significant growth in 2004. The balance of Ping An Bank's outstanding loans increased to RMB71 million as of December 31, 2004 from RMB7 million as of December 31, 2003. The balance of Ping An Bank's customer deposits increased to RMB29 million as of December 31, 2004 from RMB2 million as of December 31, 2003. Ping An Bank's net profit increased to RMB3 million in 2004.

We intend to leverage our broad customer base and HSBC's global settlement network to enable Ping An Bank to target potential customers including, among others,

- large and medium-sized companies for the loan businesses,
- medium and small-sized export oriented companies for the loan businesses,
- international settlement businesses,
- foreign-invested enterprises, and
- high net-worth individuals for the foreign currency deposit businesses.

In February 2005, Ping An Bank received approval from the China Banking Regulatory Commission to relocate its headquarters from Fujian to Shanghai.

RECENT DEVELOPMENTS

We established Ping An Annuity as a wholly-owned subsidiary on December 13, 2004. We are one of the first PRC insurance companies to establish a specialized annuity insurance company, and we are currently in the process of applying for qualifications from the Ministry of Labor and Social Security to engage in retirement fund management.

In September 2004, we received approval from the CIRC for the preparation of establishing Ping An Health to specialize in the health insurance business. Ping An Health is expected to be established in the first half of 2005, and our existing accident and health insurance businesses will be transferred from Ping An Life and Ping An Property & Casualty to Ping An Health.

We believe that specialized insurance companies, such as Ping An Annuity and Ping An Health, allow us to capitalize on the growth opportunities in the PRC retirement fund management and health insurance markets.

Moreover, we have invested heavily in the back-office support centralization project and have completed the initial phase of our national back-office support center in Zhangjiang, Shanghai. Our national back-office support center will consist of an administrative unit, an accounting and operations unit, an information technology unit and integrated business processing centers based on different business lines. The business processing centers aim to centrally process all back-office business operations.

Upon completion, our national back-office support center will become one of the largest financial back-office support centers in Asia and will help us raise the quality and service efficiency of our Group to international standards. In particular, we believe that the new national back-office support center will enhance our marketing capabilities, improve and centralize our management of underwriting and claims for both life insurance and property and casualty insurance, enhance our internal controls and risk management system, increase our management efficiency through proper division of responsibilities among different levels of management, and reduce operating costs and improve our overall profitability.

Regulatory Developments

In 2004, the CIRC and other relevant PRC regulatory authorities promulgated a series of new insurance regulations relating to, among others, insurance asset management companies, subordinated debt issued by insurance companies, new investment channels of insurance companies, insurance company management and insurance guarantee fund.

Provisional Regulations Governing Insurance Asset Management Companies

On April 21, 2004, the CIRC issued the *Provisional Regulations Governing Insurance Asset Management Companies*, which set forth regulations on the establishment, modification, termination, scope of business, risk control and supervision and administration of insurance asset management companies. According to such regulations, insurance companies and insurance holding companies meeting certain conditions may establish insurance asset management companies, subject to regulatory approvals. These regulations became effective as of June 1, 2004

Provisional Measures Governing Fixed-term Subordinated Debt of Insurance Companies

On September 29, 2004, the CIRC issued the *Provisional Measures for Administration of Subordinated Term Debts of Insurance Companies*, which permit insurance companies to issue subordinated debt, subject to CIRC approval.

Regulations on Investments by Insurance Companies

On March 29, 2004, the CIRC issued the Notice on Certain Issues Relating to *Investments in Fixed-term Bank Subordinated Debt by Insurance Companies*, which permit insurance companies to invest in the subordinated debt issued by the wholly state-owned banks and joint stock commercial banks with nationwide operations in the PRC.

On July 23, 2004, the CIRC issued the *Notice on Certain Issues Relating to Investments in Convertible Corporate Bonds by Insurance Companies*, which permit insurance companies to invest in the convertible corporate bonds.

On August 9, 2004, the CIRC and the People's Bank of China jointly issued the *Provisional Measures Governing Overseas Use of Insurance Foreign Exchange Funds*, which permit insurance companies meeting certain conditions to invest in, with their foreign exchange funds, the following instruments or products in the overseas market:

- bank deposits;
- foreign government bonds, international financial institution bonds and foreign corporate bonds;
- overseas bonds issued by the PRC government or PRC companies;
- bank notes, large-amount transferrable certificates of deposit and other currency market products; and
- other products or instruments as stipulated by the PRC State Council.

On October 24, 2004, the CIRC and the China Securities Regulatory Commission jointly issued the *Provisional Regulations on Administration of Stock Investment of Insurance Institutional Investors*, which permit insurance companies meeting certain conditions to invest in, directly or indirectly through qualified insurance asset management companies, the following securities products in the PRC:

- Renminbi-dominated ordinary shares;
- convertible corporate bonds; and
- other securities products as stipulated by the CIRC.

On December 30, 2004, the CIRC issued the *Notice on Investments in Insurance Company Fixed-term Subordinated Debt by Insurance Companies and Insurance Asset Management Companies*, which permit eligible insurance companies and insurance asset management companies to invest in subordinated debt issued by PRC insurance companies.

Administrative Regulations for Insurance Companies

On May 13, 2004, the CIRC issued the updated *Administrative Regulations for Insurance Companies*, which set forth regulations for the insurance institutions, insurance operations, insurance terms and premium rates, insurance funds and supervision and examination. These regulations became effective as of June 15, 2004.

Administrative Measures for Insurance Guarantee Fund

On December 30, 2004, the CIRC issued the *Administrative Measures for Insurance Guarantee Fund*, under which insurance companies in the PRC are required to make contributions to an insurance guarantee fund, which is managed by the CIRC. Such contributions are to be made on a quarterly basis until the balance of the total contributions by an insurance company reaches a certain percentage of the total assets of such insurance company. The insurance guarantee fund may be used by the CIRC to make payments to policyholders or insurance policy transferees when the license of an insurance company is revoked or when an insurance company is declared bankrupt. These regulations became effective as of January 1, 2005.

Provisional Guidelines for Risk Control Associated with Use of Insurance Funds

On April 28, 2004, the CIRC issued the *Provisional Guidelines for Risk Control Associated with Use of Insurance Funds*, which set forth requirements for each insurance company to establish a risk control system in connection with the use of insurance funds. These provisional guidelines become effective as of June 1, 2004.

New Development of Third Party Liability Insurance and Compulsory Automobile Third Party Liability Insurance

On December 26, 2003, the PRC People's Supreme Court issued the Judicial Explanations Regarding Certain Issues with respect to the Application of Laws in Hearing Personal Injury Cases, which became effective as of May 1, 2004. Under such judicial explanations, the amount of remedy that can be awarded in personal injury cases was raised significantly, which in turn increased premium rates as well as claims of our third party liability insurance products.

On October 28, 2003, the National People's Congress promulgated the PRC Road Safety Law, which became effective as of May 1, 2004. Under such road safety law, automobile owners are required to carry third party liability insurance. In the event of an accident, insurance companies are required to pay for damages, up to the policy limits, of the injured third party, regardless of who was at fault for the accident.

The directors present their first annual report and the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2004.

1. Principal activities

The principal activities of the Group comprise the provision of a wide range of financial products and services with a focus on life and property and casualty insurance products. There were no significant changes in the nature of the Group's principal activities during the year.

2. Results and dividends

The Group's net profit in 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 85 to 154.

The directors recommend the payment of a final dividend of RMB14 cents per share in respect of the year at a dividend pay-out ratio of 27.8%, to shareholders on the register of members on June 23, 2005. This recommendation has been incorporated in the consolidated financial statements as an allocation of retained profits within the capital and reserves section of the balance sheet.

3. Use of proceeds from the Company's initial public offering

The net proceeds from the Company's issue of new shares at the time of its listing on the Hong Kong Stock Exchange in June 2004, after deduction of related issuance expenses, amounted to approximately RMB13,279 million. As of December 31, 2004, the net proceeds were used, as stated in the prospectus of the Company, for general corporate purposes and improvement of business operations. The proceeds form part of the Group's liquid capital and were invested in accordance with relevant regulations of the PRC industry regulators, as appropriate.

4. Summary financial information

A summary of the published results, assets and liabilities of the Group for the last four financial years, as extracted from the audited consolidated financial statements and reclassified as appropriate, is set out on page 3 in the annual report.

5. Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 33 to the consolidated financial statements and in the consolidated statement of changes in equity, respectively.

6. Charitable donations

Charitable donations made by the Company during 2004 totaled RMB2 million.

7. Property, plant and equipment and investment properties

Details of movements in the property, plant and equipment and investment properties of the Group during the year are set out in notes 26 and 21, respectively, to the consolidated financial statements.

8. Share capital

Details of movements in the Company's share capital for the year ended December 31, 2004, together with the reasons therefor, are set out in note 32 to the consolidated financial statements.

9. Pre-emptive rights

There are no provisions regarding pre-emptive rights under the PRC Company Law or the Articles of Association, which would oblige the Company to issue new shares to its existing shareholders in proportion to their existing shareholdings.

10. Purchase, redemption or sale of listed securities of the Company

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

11. Distributable reserves

As of December 31, 2004, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, totaled RMB2,867 million, of which RMB867 million has been proposed as a final dividend for the year. In addition, the Company's capital reserve and revenue reserve fund, in the amount of RMB19,244 million, may be distributed by a future capitalization issue.

12. Major customers and suppliers

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 30% of the total gross written premiums, policy fees and premium deposits for the year.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

13. Directors and Supervisors

The directors of the Company during the year were as follows:

Name	Date of Appointment as Director
Executive Directors	
MA Mingzhe	March 21, 1988
SUN Jianyi	March 29, 1995
Non-Executive Directors	
LI Heihu	December 24, 1999 (resigned on December 10, 2004)
GAO Lei	April 25, 2001 (resigned on November 4, 2004)
HUANG Jianping	May 30, 2002
LIU Haifeng David	May 30, 2002
Henry CORNELL	October 26, 1998
LIN Yu Fen	October 8, 2002
CHEUNG Lee Wah	October 8, 2002
Anthony Philip HOPE	November 25, 2002
YIP Dicky Peter	November 25, 2002
LIN Lijun	May 16, 2003
FAN Gang	May 16, 2003
DOU Wenwei	May 16, 2003
SHI Yuxin	October 10, 2003
HU Aimin	March 9, 2004
Independent Non-Executive Directors	
BAO Youde	September 27, 1995
KWONG Che Keung Gordon	May 16, 2003
CHEUNG Wing Yui	May 16, 2003

The Supervisors of the Company during the year were as follows:

Name	Age	Position	Date of Appointment as Supervisor
XIAO Shaolian	71	Independent Supervisor	August 3, 1994
SUN Fuxin	67	Independent Supervisor	May 16, 2003
CHEN Shangwu	71	Independent Supervisor	August 3, 1994
DUAN Weihong	36	Supervisor	May 16, 2003
ZHOU Fulin	42	Supervisor	May 16, 2003
CHEN Bohai	28	Supervisor	May 16, 2003
SONG Liankun	66	Supervisor	May 16, 2003
HE Peiquan	70	Supervisor	April 30, 1998
HE Shi	40	Supervisor	May 16, 2003

There were no changes to the directors and supervisors from January 1, 2005 to the date of the annual report.

The Company has received annual confirmations of independence from Messrs. BAO Youde, KWONG Che Keung Gordon and CHEUNG Wing Yui, and as of the date of the annual report still considers them to be independent non-executive directors as defined under the Hong Kong Listing Rules.

14. Biographical details of Directors, Supervisors and members of the Senior Management

Biographical details of directors, supervisors and members of the senior management as at the date of the annual report are set out from pages 14 to 25 of the annual report.

15. Directors' and Supervisors' service contracts and remuneration

On May 10, 2004, our Company entered into a service contract with each of the executive directors for a term of three years. The service contracts for the executive directors are subject to termination by either party giving not less than six months' written notice to the other party. Pursuant to the Articles of Association, the remuneration of the directors and supervisors will be determined by the shareholders of the Company in shareholders' general meetings.

Apart from the foregoing, no director or supervisor proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

Details of remuneration of the directors and supervisors for the year ended December 31, 2004 are set out in note 45 to the consolidated financial statements.

16. Directors' and Supervisors' interests in material contracts

None of the directors or the supervisors had a material interest, directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during 2004.

17. Directors' and Supervisors' interests and short positions in shares

As of December 31, 2004, none of the directors or supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the Hong Kong Securities and Futures Ordinance ("SFO") or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers".

18. Directors' and Supervisors' right to acquire shares

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors, supervisors or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the directors or supervisors to acquire such rights in any other body corporate.

19. Directors' and Supervisors' interests in a competing business

During 2004 and up to the date of the annual report, the following director is considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Hong Kong Listing Rules, as set out below:

Mr. Anthony Philip HOPE, a non-executive director of the Company, is also a director of each of HSBC Medical Insurance Limited and HSBC Insurance (Asia) Limited, which are authorized by the Hong Kong Insurance Authority to conduct long-term, property and casualty and composite insurance business in Hong Kong, respectively.

As Ping An Hong Kong, a subsidiary of the Company, is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Insurance (Asia) Limited and HSBC Medical Insurance Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Hong Kong.

Save as disclosed, none of the directors has any competing interest in a business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

20. Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As of December 31, 2004, the following persons (other than the directors and supervisors of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Notes	No. of Domestic Shares	Nature of interest	Percentage of total number of Domestic Shares in issue (%)	Percentage of total shares in issue (%)
Shenzhen Investment Holdings Co., Ltd.	Beneficial owner		543,181,445	Long position*	14.94	8.77
China Ping An Trust & Investment Co., Ltd. Labor Union	Interest of controlled corporations	1	479,117,788	Long position*	13.18	7.73
Ping An Securities Company Ltd. Labor Union	Interest of controlled corporations	1	479,117,788	Long position*	13.18	7.73
Shenzhen Jingao Industrial Development Co., Ltd.	Interest of controlled corporations	1	148,000,000	Long position*	4.07	2.39
	Beneficial owner		331,117,788	Long position*	9.11	5.34
			479,117,788		13.18	7.73
Ping An Insurance (Group) Company of China, Ltd. Labor Union	Interest of controlled corporations	2	389,592,366	Long position*	10.71	6.29
Shenzhen New Horse Investment Development Co., Ltd.	Beneficial owner	2	389,592,366	Long position*	10.71	6.29
Yuan Trust Investment Company Ltd.	Beneficial owner		380,000,000	Long position*	10.45	6.13
Capital China Group Limited	Beneficial owner		332,526,844	Long position*	9.14	5.37
Shenzhen Shum Yip Investment Company Ltd.	Beneficial owner		301,585,684	Long position*	8.29	4.87
Guangzhou Hengde Trade Development Co., Ltd.	Beneficial owner	3	200,000,000	Long position*	5.50	3.23

Name of Substantial Shareholder	Capacity	Notes	No. of Domestic Shares	Nature of Interest	Percentage of total number of Domestic Shares in issue (%)	Percentage of total shares in issue (%)
Li Siu Nam	Interest of controlled corporations	3	200,000,000	Long position*	5.50	3.23
Wuhan Wuxin Industrial Co., Ltd.	Beneficial owner		195,455,920	Long position*	5.37	3.16

Name of Substantial Shareholder	Capacity	Notes	No. of H Shares	Nature of Interest	Percentage of total number of H Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	Beneficial owner	4	618,886,334	Long position*	24.19	9.99
HSBC Holdings plc	Interest of controlled corporations	4	618,886,334	Long position*	24.19	9.99
The Goldman Sachs Group, Inc.	Interest of controlled corporations	5 & 6	1,500,000 408,882,182	Long position** Long position*	0.06 15.98	0.02 6.60
			410,382,182		16.04	6.62
GS Capital Partners (Asia), LP	Beneficial owner	5	213,347,476	Long position*	8.34	3.44
GS Advisors, L.L.C	Interest of controlled corporations	5	310,901,538	Long position*	12.15	5.02
Morgan Stanley	Interest of controlled corporations	7 to 15	335,519,389 25,298,499	Long position* Short position	13.11 0.99	5.42 0.41
Morgan Stanley Leveraged Equity Fund II, Inc.	Interest of controlled corporations	11	289,375,848	Long position*	11.31	4.67
Morgan Stanley Leveraged Equity Fund II, L.P.	Interest of controlled corporations	11	289,375,848	Long position*	11.31	4.67
MSCP/PA Holdings Limited (Cayman Islands company)	Interest of controlled corporations	11	289,375,848	Long position*	11.31	4.67
MSCP/PA Holdings Limited (Mauritius company)	Beneficial owner	11	289,375,848	Long position*	11.31	4.67

Long position represents long position other than through equity derivatives.*
*Long position** represents long position via physically settled unlisted securities.*
Short position represents short position via physically settled unlisted securities.

Notes:

(1) Shenzhen Jiangnan Industrial Development Co., Ltd., holding 148,000,000 shares, was owned as to 69.11% by Shenzhen Jingao Industrial Development Co., Ltd. which in turn was owned as to 80% and 20% by Ping An Securities Company Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(2) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(3) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

(4) HSBC Insurance Holdings Limited was a wholly owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(5) GS Capital Partners (Asia) LP holding 213,347,476 shares in the Company was a controlled corporation of and owned as to 1% by GS Advisors, L.L.C., which in turn was a wholly owned subsidiary of The Goldman Sachs Group, Inc. GS Capital Partners Offshore (Asia) LP and GS Capital Partners LP, holding 35,373,746 and 62,180,316 shares in the Company, respectively, were controlled corporations of and owned as to 1% by GS Advisors, L.L.C. The interests of GS Capital Partners (Asia) LP, GS Capital Partners Offshore (Asia) LP and GS Capital Partners LP in a total of 310,901,538 shares have been included as the interest of GS Advisors, L.L.C. and part of the interest of The Goldman Sachs Group, Inc.

(6) Besides (5) above, The Goldman Sachs Group, Inc. also held interest in the Company by virtue of its control over the following corporations:

Name of Controlled Corporation	**Percentage of ownership in controlled corporation**	**No. of Shares**
Goldman Sachs (Asia) Finance	100	2,992,000
Goldman, Sachs & Co.	100	1,667,500
Goldman Sachs International	100	67,013,500
Stone Street Fund 1994, LP	1.00	13,584,034
Bridge Street Fund 1994, LP	0.03	14,223,610

(7) Morgan Stanley Dean Witter Hong Kong Securities Limited ("HKSL") was a wholly owned subsidiary of MSDW Asia Securities Products L.L.C., which in turn was wholly owned by Morgan Stanley Dean Witter (Hong Kong) Holdings Limited. Morgan Stanley Asia Pacific (Holdings) Limited, holding 100% of Morgan Stanley Dean Witter (Hong Kong) Holdings Limited, was owned as to 90% by Morgan Stanley International Holdings Inc. Morgan Stanley held 90% interest in Morgan Stanley International Holdings Inc. HKSL's long position in 38,089 shares and short position in 80,000 shares were included as part of the interest and short position of Morgan Stanley.

(8) Morgan Stanley Investment Management Company was wholly owned by Morgan Stanley Dean Witter (Singapore) Holdings Pte Ltd., which in turn was wholly owned by Morgan Stanley Asia Regional (Holdings) III L.L.C.. Morgan Stanley Asia Pacific (Holdings) Limited owned 100% interest in Morgan Stanley Asia Regional (Holdings) III L.L.C. The 27,181,037 shares held by Morgan Stanley Investment Management Company was included as the interest of Morgan Stanley.

(9) Morgan Stanley Asset & Investment Trust Management Co., Limited was wholly owned by Morgan Stanley International Incorporated, which was in turn 90% owned by Morgan Stanley. The interest of Morgan Stanley Asset & Investment Trust Management Co., Limited in 274,000 shares was included as the interest of Morgan Stanley.

(10) Morgan Stanley & Co International Limited holding a long position in 14,227,408 shares and a short position in 22,070,499 shares of the Company was wholly owned by Morgan Stanley UK Group. Morgan Stanley Group (Europe), holding 100% of Morgan Stanley UK Group, was owned as to 98.3% by Morgan Stanley International Limited. Morgan Stanley International Incorporated owned 100% interest in Morgan Stanley International Limited. The said interest and short position of Morgan Stanley & Co International Limited were included as the interest and short position of Morgan Stanley.

(11) MSCP/PA Holdings Limited (Mauritius company) was wholly owned by MSCP/PA Holdings Limited (Cayman Islands company), which in turn was owned as to 51.6% by Morgan Stanley Leveraged Equity Fund II, L.P. Morgan Stanley held 100% interest in Morgan Stanley Leveraged Equity Fund II, Inc., which held 9% of Morgan Stanley Leveraged Equity Fund II, L.P.

The interest of MSCP/PA Holdings Limited (Mauritius company) in 289,375,848 shares was included as the interest of MSCP/PA Holdings Limited (Cayman Islands company), Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Leveraged Equity Fund II, Inc. and Morgan Stanley respectively.

(12) MSDW Equity Finance Services I (Cayman) Limited ("SI") was wholly owned by MSDW Offshore Equity Services Inc., which was in turn wholly owned by Morgan Stanley. SI's long position in 1,948,000 shares and short position in 1,948,000 shares were included as the interest and short position of Morgan Stanley.

(13) Morgan Stanley Swiss Holdings GmbH, holding 1,450 shares of the Company, was wholly owned by Morgan Stanley International Incorporated. The interest of Morgan Stanley Swiss Holdings GmbH in 1,450 shares was included as the interest of Morgan Stanley.

(14) Morgan Stanley Capital Services Inc., wholly owned by Morgan Stanley, held 261,763 shares in the Company. The said interest was included as the interest of Morgan Stanley.

(15) Morgan Stanley & Co. Incorporated, holding a long position in 2,211,794 shares and a short position in 1,200,000 shares, was a wholly owned subsidiary of Morgan Stanley. The said interest and short position were included as the interest and short position of Morgan Stanley.

There was no person who was entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company.

Save as disclosed above, the Company is not aware of any other person (other than the directors and supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at December 31, 2004 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

21. Continuing connected transactions

In 2004, the Company and the Group had the following continuing connected transactions:

1. *Bank Deposits Arrangements with HSBC*

   The Group maintains bank balances with HSBC on normal commercial terms in the ordinary course of business. Interest is accrued on such bank balances at normal commercial rates. HSBC is a connected person of the Company as it is a substantial shareholder of Ping An Bank Limited, a 72.46% owned subsidiary of the Company.

   As of December 31, 2004, the aggregate bank balances maintained by the Group with HSBC was approximately US$361 million.

2. *Bancassurance Arrangement with ICBC*

   The Company and Industrial and Commercial Bank of China ("ICBC") entered into a cooperation agreement in respect of insurance agency services ("Bancassurance Agreement") on August 6, 2001 on normal commercial terms in the ordinary course of business. Pursuant to the Bancassurance Agreement, (i) ICBC agreed to provide insurance agency services to the Group through its branches and other channels for the insurance products of the Group, which include marketing insurance products and collecting premiums, and (ii) specific agreements have been and will continue to be entered into between the respective branches of the Company and ICBC in respect of the particular terms of the bancassurance products, the implementation of the services and the determination and payment of the agency fees. ICBC was a promoter of the Company at the time when the Company was established.

   In 2004, the aggregate agency fees, which were determined at a fixed percentage of the net premiums, paid by the Group to ICBC in respect of the insurance agency services pursuant to the specific agreements entered into between the respective branches of the Group and ICBC was approximately RMB45 million.

3. *Bank Deposits Arrangements with ICBC*

   The Group maintains term deposits and bank balances in Renminbi, Hong Kong dollars and US dollars with ICBC or Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)"), a subsidiary of ICBC, on normal commercial terms in the ordinary course of business in order to generate interest returns.

   As of December 31, 2004, the aggregate bank deposits maintained by the Group with ICBC and ICBC (Asia) in all kinds of currencies amounted to approximately RMB10,057 million.

In respect of the above continuing connected transactions entered into by the Group, the Hong Kong Stock Exchange, on application by the Company, granted the Company a waiver from strict compliance with the announcement and independent shareholders' approval requirements of the Hong Kong Listing Rules in respect of continuing connected transactions.

In the opinion of the independent non-executive directors, after having reviewed the above continuing connected transactions, such transactions were entered into by the Group:

1. in the ordinary and usual course of its business;

2. on normal commercial terms or on terms no less favorable to the Group than terms available to or from (as appropriate) independent third parties; and

3. in accordance with the terms of agreements governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interests of the shareholders of the Company as a whole.

The Company has received a letter from the auditors stating that the above connected transactions:

1. have received the approval of the board of directors;

2. have been entered into in accordance with the relevant agreements governing such transactions; and

3. have not exceeded the upper limits set out below in 2004:

   i. bank deposits arrangements with HSBC: US$2,336 million on any given day;

   ii. bancassurance arrangement with ICBC: RMB150 million; and

   iii. bank deposits with ICBC and its associate: RMB24,900 million on any given day.

22. Board Committees

The Company has established an audit committee, a remuneration committee and a nomination committee. For details regarding these board committees, please see the relevant sections in the Corporate Governance Report in the annual report.

23. Post balance sheet events

Details of the significant post balance sheet events of the Group are set out in note 49 to the consolidated financial statements.

24. Code of Best Practice of Appendix 14 of the Hong Kong Listing Rules

So far as the board of directors are aware, for the period commencing from June 24, 2004 (the date on which the H shares of the Company were listed on the Hong Kong Stock Exchange) to December 31, 2004, the Company has complied with the Code of Best Practice of the Hong Kong Listing Rules which was in force prior to January 1, 2005.

25. Auditors

Ernst & Young and Ernst & Young Hua Ming were the international and PRC auditors, respectively, to the Company for the year ended December 31, 2004. A resolution for the re-appointment of Ernst & Young as the international auditors and Ernst & Young Hua Ming as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting on June 23, 2005.

By order of the Board of Directors

Ma Mingzhe
Chairman

Shenzhen, PRC
April 18, 2005

Report of the Supervisory Committee

To all Shareholders,

During the reporting period, the supervisory committee has duly carried out its supervisory duties in a stringent manner and adhered to the principle of fairness and honesty to effectively protect the interests of the Company and its shareholders in accordance with the relevant provisions of the Company Law of the PRC and the Company's Articles of Association.

The supervisory committee currently consists of nine members. During the reporting period, the supervisory committee convened one financial review meeting and two supervisory committee meetings. In September and October 2004, certain members of the supervisory committee, together with the Company's representatives of independent non-executive directors, conducted research and investigations over the branches in Guizhou Province and Hubei Province of Ping An Property & Casualty Insurance Company of China, Ltd. and Ping An Life Insurance Company of China, Ltd., and provided a special investigation report and recommendations for improvement. During the reporting period, members of the supervisory committee attended the 2003 shareholders' general meeting and the extraordinary general meeting of the Company and four meetings of the board of directors. Through the above work, the supervisory committee carried out supervision over the performance of the Company's directors and senior management. This has ensured the continuous, stable and healthy development of the Group.

The 2004 Supervisory Committee Financial Review Meeting was held on April 15, 2005, during which the supervisory committee considered and reviewed the Group's 2004 Financial Review Report as well as the Feedbacks to the Questions and Recommendations in the Supervisory Committee Investigation Report, and reviewed and approved (i) the 2004 financial statements and a preliminary draft of the audit report which were prepared in accordance with the PRC Generally Accepted Accounting Principles and (ii) the 2004 financial statements and a preliminary draft of the audit report which were prepared in accordance with the International Financial Reporting Standards. The supervisory committee is of the view that the financial statements have been prepared in accordance with the relevant accounting standards, the accounting policies have been consistently applied and the statements truly and fairly reflects the financial condition and results of operations of the Group. The fifth meeting of the fourth supervisory committee was held on April 18, 2005, during which the Report of the Supervisory Committee, Proposal for the Increase of Annual Fees of Independent Supervisors, the 2004 Report on the Implementation of Internal Controls and the 2004 Report on the Anti-Corruption Campaign were reviewed and approved.

The supervisory committee concluded that, during the reporting period, all members of the board of directors, the chief executive officer and other senior management had, under the principles of diligence, fairness and honesty, duly performed the responsibilities stipulated in the Company's Articles of Association, carefully implemented each resolutions of the General Meeting and the Board of Directors, and faithfully acted on the principles of maximizing the Group's value as well as the shareholders' best interests. They had spared no efforts in furthering the development of the Group, neither had they breached any laws, regulations and the Articles of Association of the Company nor done any acts which would prejudice the interests of the shareholders.

In the coming year, the supervisory committee shall broaden its scope of duties, put more efforts on strengthening its supervision, continue to explore new effective ways of supervision, and work for maximizing the Group's value and protecting all shareholders' best interests.

By order of the Supervisory Committee

Xiao Shaolian
Chairman of the Supervisory Committee

Shenzhen, PRC
April 18, 2005

The Company is committed to achieving high standards of corporate governance and believes that sound corporate governance is essential for the Company to maximize shareholders' value. In order to uphold a high standard of corporate governance, the Company has maintained a dedicated, professional and accountable board of directors. and an internationally recognized senior management team. The Company's corporate governance structure includes the board of directors and the supervisory committee, members of which are elected through shareholders' general meetings. The Company has also established three committees under the board of directors, namely the audit committee, the remuneration committee and the nomination committee. In addition, we have also established a number of management committees including, among others, an investment management committee, a budget committee and a risk management committee under the executive committee which is established under the board of the directors of our Company.

THE BOARD OF DIRECTORS

The board of directors is responsible for the management of the Company and accountable to the shareholders for their entrusted assets and resources. The principal responsibilities of the board of directors include, among others,

- reviewing and approving the Group's annual budgets, financial statements and monitoring the Group's performance,
- formulating the Group's overall strategies, business plans and investment proposals as well as supervising the management's performance, and
- ensuring the Group's compliance with relevant laws and regulations.

There are currently fifteen non-executive directors, three of whom are independent non-executive directors. None of our independent non-executive directors has any business or financial interests with the Company or its subsidiaries, and each of our independent non-executive directors has confirmed their independence to the Company. Furthermore, these individuals are precluded from assuming executive positions in the Company. Independent non-executive directors owe a fiduciary duty to the Company and its shareholders and, in particular, are entrusted with the responsibility of protecting the interests of minority shareholders. They serve as an important balancing factor in the policy making process of the board of directors and represent a crucial element of corporate governance. In addition, their broad experience in business and finance is vital to the successful development of the Company. During 2004, the independent non-executive directors expressed their views and opinions at meetings of the board of directors in relation to a number of matters which were of concern to the shareholders and the Company as a whole.

During 2004, the board of directors held six full board meetings. All such meetings were convened in accordance with the Articles of Association.

BOARD COMMITTEES

Audit Committee

The primary duties of the audit committee are to review and supervise the Company's financial reporting process. The audit committee is also responsible for reviewing the auditor's appointment, the auditor's remuneration and any matters relating to the termination of the appointment of resignation of the auditors. In addition, the audit committee also examines the effectiveness of the Company's internal controls, which involve regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews include finance, operations, regulatory compliance and risk management. The audit committee also reviews the Company's internal audit plan, and submits relevant reports and recommendations to the board of directors on a regular basis.

During 2004, the audit committee held three meetings. All these meetings were convened in accordance with the Articles of Association. The audit committee comprises two independent non-executive directors and one non-executive directors, all of whom are not involved in the day-to-day management of the Company.

Remuneration Committee

The primary duty of the remuneration committee is to advise the board of directors in relation to the compensation of the Company's chief executive officer and executive directors. In addition, the remuneration committee conducts reviews of the performance, and determines the compensation structure, of our senior management. Meetings of the remuneration committee are held when necessary. During 2004, the remuneration committee held three meetings.

Nomination Committee

The primary duty of the nomination committee is to review, advise and make recommendations to our board of directors regarding candidates to fill vacancies on our board of directors. Meetings of the nomination committee are held when necessary. During 2004, the nomination committee held one meeting.

Composition of the committees of the Board of Directors

Audit Committee

Chairman: KWONG Che Keung Gordon

Members: KWONG Che Keung Gordon, BAO Youde and Anthony Philip HOPE

Remuneration Committee

Chairman: CHEUNG Wing Yui

Members: CHEUNG Wing Yui, KWONG Che Keung Gordon, BAO Youde, CHEUNG Lee Wah, Henry CORNELL and LIN Haifeng David

Nomination Committee

Chairman: BAO Youde

Members: BAO Youde, CHEUNG Wing Yui, KWONG Che Keung Gordon, MA Mingzhe and SUN Jianyi

MANAGEMENT COMMITTEES

In addition to the three board committees, we have also established an executive committee which is the highest execution authority under the board of directors of our Company. The primary duty of the group executive committee is to review business report, the policy in relation to investment and profit distribution and the Company's management policy, development plan and resources allocation. The group executive committee is also responsible for making management decision in relation to matters such as the material development strategies, business plans, financial systems and major promotions. In addition, the group executive committee is also responsible for reviewing the business plan of the subsidiaries of the Company and to evaluate the financial performance of the subsidiaries.

We have also established three special management committees under the executive committee, namely, an investment management committee, a budget committee and a risk management committee.

The investment management committee oversees the investment-related operations of our Company and monitors the investment risk and prepares the relevant internal policy. The investment management committee is also responsible for preparing the Group's investment management policy and investment strategies. The investment management committee also formulates the Group's investment risk management policy and reviews the pricing policy of new products. The investment management committee is currently composed of ten members with the chairman being the chief investment officer of the Company.

The budget committee conducts reviews of our strategic planning and the operating budgets prepared by each of our business units, formulates the development strategy, annual operating budget and business plan for the Company as well as each of our business units. In addition, the budget committee also monitors the implementation of our development strategy, annual budget and business plan. The budget committee is currently composed of eleven members with the chairman being the chief financial officer of the Company.

The risk management committee is responsible for identifying and reviewing the major area of risk across the Group and all of our operating principals, and for approving, and ensuring compliance with key financial, insurance, investment and operational risk management policies. The risk management committee is currently composed of five members with the chairman being the chief operating officer of the Company.

THE SUPERVISORY COMMITTEE

The primary functions and powers of the supervisory committee include, among others,

- verifying financial reports and other financial information which have been prepared by the board of directors and which are proposed to be presented at the shareholders' meetings;
- examining the Company's financial affairs; and
- monitoring compliance of directors, chief executive officer and other members of senior management of the Company with applicable laws, administrative regulations and the Articles of Association.

There are currently nine supervisors, three of whom are independent supervisors.



CONSOLIDATED RESULTS

The following is a summary of the consolidated results of the Group.

For years ended December 31, (in RMB million)	2004	2003
Total revenue	**63,251**	66,623
Total claims, policyholders' benefits and expenses	**(59,504)**	(63,807)
Operating profit	**3,747**	2,816
Net profit attributable to shareholders	**3,116**	2,320

The following table sets forth the breakdown of our net profit by business segment:

For years ended December 31, (in RMB million)	2004	2003
Life insurance	**2,704**	1,950
Property and casualty insurance	**217**	96
Other businesses	**195**	274
Net profit attributable to shareholders	**3,116**	2,320

Ping An achieved record earnings in 2004. Net profit attributable to shareholders increased 34.3% to RMB3,116 million in 2004 from RMB2,320 million in 2003. This increase was primarily due to the better performance from our core life insurance and property and casualty insurance businesses, which accounted for approximately 86.8% and 7.0% respectively of our net profit. Net profit for our life insurance business increased 38.7% to RMB2,704 million in 2004 from RMB1,950 million in 2003. Results for our property and casualty insurance business improved significantly and its net profit increased 126.0% to RMB217 million in 2004 from RMB96 million in 2003.



Factors attributing to our improved performance include improved product mix of our life insurance business, significant growth for our property and casualty insurance business and our continued cost control initiatives. The improvement in our operating results was partially offset by lower total investment yield due to the poor performance of the PRC equity markets.

As a result of our record performance, earnings per share increased to RMB0.56 in 2004 from RMB0.47 in 2003. Dividend per share paid during the year increased to RMB0.12 in 2004 from RMB0.10 in 2003.

For years ended December 31, (in RMB)	2004	2003
Earnings per share - basic	**0.56**	0.47
Dividends per share	**0.12**	0.10

CONSOLIDATED INVESTMENT INCOME

For years ended December 31, (in RMB million, except percentages)	2004	2003
Interest income	**6,738**	5,780
Dividend income	**393**	69
Operating lease income	**130**	99
Net investment income	**7,261**	5,948
Realized and unrealized gains/(losses)	**(773)**	395
Total investment income	**6,488**	6,343
Net investment yield	**4.1%**	4.1%
Total investment yield	**3.6%**	4.5%

Our net investment income increased 22.1% to RMB7,261 million in 2004 from RMB5,948 million in 2003. This increase was primarily due to an increase in our investment assets to RMB201,444 million as of December 31, 2004 from RMB155,920 million as of December 31, 2003. Net investment yield remained unchanged at 4.1% in 2004.

Our total investment income increased 2.3% to RMB6,488 million in 2004 from RMB6,343 million in 2003. Total investment income yield decreased to 3.6% in 2004 from 4.5% in 2003. This decrease was primarily due to the downturn in the PRC equity markets. As a result, the realized and unrealized losses in 2004 were RMB773 million compared to realized and unrealized gains of RMB395 million in 2003.

We continued to improve the asset allocation of our portfolio during the year in response to the rising interest rate and the volatile equity markets. As a result, our bond investments as a percentage of our total investment assets increased to 56.1% as of December 31, 2004 from 43.7% as of December 31, 2003. We were able to achieve 4.8% average rate of return from our new bond investments in 2004 as the bond yield increased significantly. In addition, our government bond investments, of which interest income enjoys tax exemptions, as a percentage of our total bond investment portfolio increased to 62.4% as of December 31, 2004 from 56.1% as of December 31, 2003. While the equity markets can be volatile, we believe our investment strategy will allow us to achieve stable returns and enhance our core net investment income. The following table presents our investment portfolio allocations among the major categories of our investments.

As at years ended December 31, (in RMB million, except percentages)	**2004**		2003	
	Carrying Value	**% of Total**	Carrying Value	% of Total
Fixed maturity investments				
Term deposits	**80,320**	**39.9%**	78,233	50.2%
Bond investments[(1)]	**112,927**	**56.1%**	68,177	43.7%
Other fixed maturity investments	**675**	**0.3%**	3,286	2.1%
Equity investments[(2)]	**6,018**	**3.0%**	4,891	3.1%
Investment properties	**1,504**	**0.7%**	1,333	0.9%
Total investments	**201,444**	**100.0%**	155,920	100.0%

(1) *Bond investments include the carrying value of derivatives embedded with the host contracts.*

(2) Equity investments include equity investment funds, equity securities and investment in an associate.

LIFE INSURANCE BUSINESS

Results of Operations

The following is a summary of the results of the life insurance business.

For years ended December 31, (in RMB million)	2004	2003
Gross written premiums and policy fees	**49,899**	55,043
Net earned premiums	**48,972**	53,806
Investment income	**5,762**	5,658
Other income	**510**	494
Total revenue	**55,244**	59,958
Change in deferred policy acquisition costs	**2,071**	2,848
Claims and policyholders' benefits	**(12,033)**	(10,826)
Increase in policyholders' reserves	**(33,967)**	(40,417)
Commission expenses	**(4,577)**	(5,074)
General and administrative expenses	**(3,653)**	(4,007)
Other expenses	**(48)**	(233)
Total expenses	**(52,207)**	(57,709)
Income taxes	**(333)**	(299)
Net profit	**2,704**	1,950

Gross Written Premiums, Policy Fees and Premium Deposits

For years ended December 31, (in RMB million)	2004	2003
Individual life		
First year premiums and policy fees	**7,628**	9,023
First year universal life premium deposits	**1,333**	–
First year investment-linked premium deposits	–	3
Total first year premiums, policy fees and premium deposits	**8,961**	9,026
Renewal premiums and policy fees	**28,321**	25,594
Renewal investment-linked premium deposits	**2,882**	2,948
Total renewal premiums, policy fees and premium deposits	**31,203**	28,542
Total gross written premiums, policy fees and premium deposits	**40,164**	37,568
Bancassurance		
First year premiums and policy fees	**5,639**	10,443
First year universal life premium deposits	**81**	–
Total first year premiums, policy fees and premium deposits	**5,720**	10,443
Renewal premiums and policy fees	**197**	119
Total gross written premiums, policy fees and premium deposits	**5,917**	10,562
Group insurance		
Gross written premiums and policy fees	**8,114**	9,864
Investment-linked premium deposits	**534**	860
Total gross written premiums, policy fees and premium deposits	**8,648**	10,724
Total life insurance		
Gross written premiums and policy fees	**49,899**	55,043
Premium deposits	**4,830**	3,811
Total gross written premiums, policy fees and premium deposits	**54,729**	58,854

Individual Life Business

Gross written premiums, policy fees and premium deposits for our individual life business increased 6.9% to RMB40,164 million in 2004 from RMB37,568 million in 2003. This increase was primarily due to a 9.3% increase in renewal premiums, policy fees and premium deposits to RMB31,203 million in 2004 from RMB28,542 million in 2003, which was primarily due to our continued focus on regular premium products and an increase of our customer persistency ratio.

Similar to the IFRS accounting treatment of our investment-linked products, a portion of the premiums received from our universal life policies, which were launched in May 2004, were recorded as premium deposits instead of gross written premiums. First year premium, policy fees and premium deposits for our individual life business decreased slightly to RMB8,961 million in 2004 from RMB9,026 million in 2003. This decrease was primarily due to our on-going agency rationalization program. However, we witnessed an encouraging trend as the first year premium, policy fees and premium deposits for our individual life business increased 28.8% to RMB5,045 million in the second half of 2004 from RMB3,916 million in the first half of 2004. This increase was primarily due to the successful launch of our universal life products.

Bancassurance Business

Gross written premiums, policy fees and premium deposits for our bancassurance business decreased 44.0% to RMB5,917 million in 2004 from RMB10,562 million in 2003. This decrease was primarily due to our decision to manage the growth of this business line to preserve profit margin. As a result, first year premiums, policy fees and premium deposits decreased 45.2% to RMB5,720 million in 2004 from RMB10,443 million in 2003.

Group Insurance Business

Gross written premiums, policy fees and premium deposits for our group insurance business decreased 19.4% to RMB8,648 million in 2004 from RMB10,724 million in 2003. This decrease was primarily due to our decision to manage the product mix to improve the profit margin of this business line. As a result of our product mix improvement, gross written premiums and policy fees for our short-term group insurance business increased 8.7% to RMB1,450 million in 2004 from RMB1,334 million in 2003.

Investment Income

Net investment income for our life insurance business increased 21.7% to RMB6,517 million in 2004 from RMB5,356 million in 2003. This increase was primarily due to the increase in investment assets to RMB180,993 million as of December 31, 2004 from RMB143,371 million as of December 31, 2003. Net investment yield for our life insurance business remained unchanged at 4.1% in 2004.

Total investment income for our life insurance business increased 1.8% to RMB5,762 million in 2004 from RMB5,658 million in 2003. Total investment yield from our life insurance business decreased to 3.7% in 2004 from 4.4% in 2003. This decrease was primarily due to the volatile PRC equity markets in 2004. As a result, realized and unrealized losses were incurred for our equity investment funds.

For years ended December 31, (in RMB million, except percentages)	**2004**	2003
Net investment income	**6,517**	5,356
Net investment yield	**4.1%**	4.1%
Total investment income	**5,762**	5,658
Total investment yield	**3.7%**	4.4%

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB2,071 million in 2004 as compared to RMB2,848 million in 2003. The smaller change in deferred policy acquisition costs was primarily due to a flat growth in first year premiums, policy fees and premium deposits from individual life products as well as an increase in amortization of deferred policy acquisition costs.

Increase in Policyholders' Reserves

This increase in policyholders' reserves was RMB33,967 million in 2004 as compared to RMB40,417 million in 2003. The smaller increase in policyholders' reserves was primarily due to (1) a decrease in gross written premiums attributable to our bancassurance and group insurance businesses, (2) the increase in payment for policyholders' benefits in 2004 and (3) the increase in sales of universal life products. A portion of the policyholders' liabilities was recorded as policyholders' contract deposits instead of policyholders' reserves.

Claims and Policyholders' Benefits

Claims and policyholders' benefits increased 11.1% to RMB12,033 million in 2004 from RMB10,826 million in 2003. Claims and policyholders' benefits as a percentage of gross written premiums and policy fees increased to 24.1% in 2004 from 19.7% in 2003. These increases were primarily due to an increase in payments on annuities and surrenders of insurance policies.

Policyholder dividends and provisions decreased 16.8% to RMB822 million in 2004 from RMB988 million in 2003. This decrease was primarily due to the decrease in our investment return for our participating life insurance products as a result of the poor performance of the PRC equity markets in 2004.

The following table summarizes total expenses pursuant to claims, surrenders, annuities, maturities, policyholders' dividends and provisions, and interest credited to policyholders' contract deposits.

For years ended December 31, (in RMB million)	2004	2003
Claims	**2,545**	2,714
Surrenders	**3,866**	3,010
Annuities	**2,287**	1,635
Maturities	**2,506**	2,479
Policyholders' dividends and provisions	**822**	988
Interest credited to policyholders' contract deposits	**7**	–
Total claims and policyholders' benefits	**12,033**	10,826

Commission Expenses

For years ended December 31,	2004	2003
Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits	**8.4%**	8.6%

Commission expenses, which we paid primarily to our sales agents, decreased 9.8% to RMB4,577 million in 2004 from RMB5,074 million in 2003. This decrease was primarily due to the decrease in first year premiums from individual life insurance products in 2004 and the decrease in the overall gross written premiums and policy fees. Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits decreased to 8.4% in 2004 from 8.6% in 2003.

General and Administrative Expenses

For years ended December 31,	2004	2003
General and administrative expenses as a percentage of gross written premiums, policy fees and premium deposits	**6.7%**	6.8%

General and administrative expenses decreased 8.8% to RMB3,653 million in 2004 from RMB4,007 million in 2003. This decrease was primarily due to the lower sales in group insurance and bancassurance products as well as our continued cost control initiatives. General and administrative expenses as a percentage of gross written premiums, policy fees and premium deposits decreased to 6.7% in 2004 from 6.8% in 2003.

Income Taxes

For years ended December 31,	2004	2003
Effective tax rate	**11.0%**	13.3%

Income taxes increased 11.4% to RMB333 million in 2004 from RMB299 million in 2003. This increase was primarily due to the increase in our operating profit. The effective tax rate decreased to 11.0% in 2004 from 13.3% in 2003. These decreases were primarily due to the increase in dividend income from equity investment funds and interest income from government bonds, which were both entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, net profit for our life insurance business increased 38.7% to RMB2,704 million in 2004 from RMB1,950 million in 2003.

PROPERTY AND CASUALTY INSURANCE BUSINESS

Results of Operations

The following is a summary of the results of the property and casualty insurance business.

For years ended December 31, (in RMB million)	2004	2003
Gross written premiums	**10,150**	8,091
Net earned premiums	**5,764**	5,043
Investment income	**244**	303
Other income	**1,172**	878
Total revenue	**7,180**	6,224
Change in deferred policy acquisition costs	**190**	37
Claims expenses	**(4,440)**	(3,960)
Commission expenses	**(678)**	(602)
General and administrative expenses	**(1,742)**	(1,310)
Other expenses	**(78)**	(71)
Total expenses	**(6,748)**	(5,906)
Income taxes	**(215)**	(222)
Net profit	**217**	96

Combined Ratio

For years ended December 31,	**2004**	2003
Expense ratio	**20.2%**	21.2%
Loss ratio	**77.0%**	78.5%
Combined ratio	**97.2%**	99.7%

Gross Written Premiums

For years ended December 31, (in RMB million)	**2004**	2003
Automobile insurance	**6,232**	4,589
Non-automobile insurance	**3,545**	3,351
Accident and health insurance	**373**	151
Total gross written premiums	**10,150**	8,091

Gross written premiums increased 25.4% to RMB10,150 million in 2004 from RMB8,091 million in 2003. This increase in gross written premiums was primarily due to the significant growth in all three principal lines of our property and casualty insurance businesses.

Automobile Insurance Business

Gross written premiums attributable to our automobile insurance business increased 35.8% to RMB6,232 million in 2004 from RMB4,589 million in 2003. This increase was primarily due to the continued increase in demand for automobiles in the PRC and the stabilization of automobile insurance premium rates resulting from a decrease in price competition.

Non-automobile Insurance Business

Gross written premiums attributable to our non-automobile insurance business increased 5.8% to RMB3,545 million in 2004 from RMB3,351 million in 2003. This increase was primarily due to increase in sales of commercial property insurance and cargo insurance. Gross written premiums attributable to our commercial property insurance increased 9.9% to RMB1,461 million in 2004 from RMB1,329 million in 2003. Gross written premiums attributable to our cargo insurance increased 42.4% to RMB430 million in 2004 from RMB302 million in 2003.

Accident and Health Insurance Business

We started offering accident and health insurance to our customers in April 2003. Gross written premiums attributable to our accident and health insurance business increased 147.0% to RMB373 million in 2004 from RMB151 million in 2003. This increase was primarily due to a full year of sales reflected in 2004 as compared to only nine months sales reflected in 2003 and our continued focus on promoting sales of this line of business in 2004.

Investment Income

Net investment income for our property and casualty business increased 13.5% to RMB295 million in 2004 from RMB260 million in 2003. This increase was primarily due to the increase in investment assets to RMB7,579 million as of December 31, 2004 from RMB5,874 million as of December 31, 2003. Net investment yield for our property and casualty business increased to 4.3% in 2004 from 4.1% in 2003. This was primarily due to increase in the prevailing market interest rates.

Total investment income for our property and casualty insurance business decreased 19.5% to RMB244 million in 2004 from RMB303 million in 2003. Our total investment yield from our property and casualty insurance business decreased to 3.6% in 2004 from 5.1% in 2003. These decreases were primarily due to the more volatile PRC equity markets in 2004. As a result, realized and unrealized losses were incurred from our equity investment funds.

For years ended December 31, (in RMB million, except percentages)	2004	2003
Net investment income	295	260
Net investment yield	4.3%	4.1%
Total investment income	244	303
Total investment yield	3.6%	5.1%

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB190 million in 2004 as compared to RMB37 million in 2003. The larger change in deferred policy acquisition costs was primarily due to the significant increase in gross written premiums for our property and casualty business.

Claims

For years ended December 31, (in RMB million, except percentages)	2004	2003
Automobile insurance	3,199	3,038
Non-automobile insurance	1,095	907
Accident & health insurance	146	15
Total claims	4,440	3,960
Loss ratio	77.0%	78.5%

Total claims increased 12.1% to RMB4,440 million in 2004 from RMB3,960 million in 2003. Our loss ratio decreased to 77.0% in 2004 from 78.5% in 2003.

Claims attributable to our automobile insurance business increased 5.3% to RMB3,199 million in 2004 from RMB3,038 million in 2003. This increase was primarily due to the additional claims reserves being provided for compulsory third party insurance coverage.

Claims attributable to our non-automobile insurance business increased 20.7% to RMB1,095 million in 2004 from RMB907 million in 2003. This increase was primarily due to an increase in claims paid resulting from typhoon damage.

Claims attributable to our accident and health insurance business increased to RMB146 million in 2004 from RMB15 million in 2003. This increase was primarily due to the significant growth in sales of accident and health insurance products in 2004.

Commission Expenses

For years ended December 31,	**2004**	2003
Commission expenses as a percentage of gross written premiums	**6.7%**	7.4%

Commission expenses increased 12.6% to RMB678 million in 2004 from RMB602 million in 2003. However, as a percentage of gross written premiums, commission expenses decreased to 6.7% in 2004 from 7.4% in 2003. This decrease was primarily due to the lower commission rates paid to our life insurance agents who cross-sells property and casualty products and our brokers.

General and Administrative Expenses

For years ended December 31,	**2004**	2003
General and administrative expenses as a percentage of gross written premiums	**17.2%**	16.2%

General and administrative expenses increased 33.0% to RMB1,742 million in 2004 from RMB1,310 million in 2003. As a percentage of gross written premiums, general and administrative expenses increased to 17.2% in 2004 from 16.2% in 2003. These increases were primarily due to the growth of our business.

Income Taxes

For years ended December 31,	2004	2003
Effective tax rate	**49.8%**	69.8%

Income taxes decreased 3.2% to RMB215 million in 2004 from RMB222 million in 2003. The effective tax rate decreased to 49.8% in 2004 from 69.8% in 2003. These decreases were primarily due to an increase in dividend income from equity investment funds and interest income from government bonds, which were both entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, net profit from our property and casualty insurance business increased 126.0% to RMB217 million in 2004 from RMB96 million in 2003.

TRUST BUSINESS

Results of Operations

For years ended December 31, (in RMB million)	2004	2003
Total revenue	**102**	125
Net profit	**3**	65

Total revenue from our trust business decreased 18.4% to RMB102 million in 2004 from RMB125 million in 2003. Net profit from our trust business decreased to RMB3 million in 2004 from RMB65 million in 2003. This decrease was primarily due to an increase in goodwill amortization expenses.

SECURITIES BUSINESS

Results of Operations

For years ended December 31, (in RMB million)	2004	2003[1]
Total revenue	**288**	291
Net profit	**6**	21

[1] Ping An Securities became a subsidiary of the Group with effect from October 22, 2003. Prior to this date, Ping An Securities was an associate of the Group. The results of Ping An Securities prior to October 22, 2003 were consolidated into our Group's consolidated results using the equity accounting basis.

Total revenue from our securities business decreased 1.0% to RMB288 million in 2004 from RMB291 million in 2003. Net profit from our securities business decreased to RMB6 million in 2004 from RMB21 million in 2003. These decreases were primarily due to the poor performance of the PRC equity markets in 2004.

BANK BUSINESS

Results of Operations

For years ended December 31, (in RMB million)	2004	2003[1]
Total revenue	**10**	3
Net profit	**3**	2

[1] Ping An Bank became a subsidiary of the Group with effect from February 19, 2004. Ping An Bank's results for 2003 were not consolidated into our Group's consolidated results.

Total revenue from our bank business increased to RMB10 million in 2004 from RMB3 million in 2003. Net profit from our bank business increased to RMB3 million in 2004.

LIQUIDITY AND FINANCIAL RESOURCES

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our operating cash flows.

Liquidity for insurance companies generally refers to the ability of an insurance company to generate adequate amounts of cash from insurance underwriting and investment operations to meet payments for claims and policyholders' benefits and operating needs. The principal sources of funds generated by our insurance business are written premiums and policy fees, interest and dividend income and proceeds from the sale or maturity of our investments, while the major uses of these funds are to provide payments for claims and policyholders' benefits and other operating costs.

Net cash inflow from operating activities decreased to RMB34,370 million in 2004 from RMB35,178 million in 2003. This decrease was primarily due to a decrease in written premiums and policy fees.

Net cash outflow from investing activities was RMB40,253 million.

Net cash inflow from financing activities was RMB13,120 million as compared to the net cash outflow of RMB8,831 million in 2003. This was primarily due to proceeds received from our initial public offering.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. First, the Group held liquid investments for trading purposes. These investments are listed or are traded in an active market and can be converted to cash easily without incurring significant charges. Furthermore, the Group had access to short-term borrowings.

The following table summarizes the carrying amount of liquid assets held by the Group:

For years ended December 31, (in RMB million)	2004	2003
Cash and cash equivalents	**15,254**	8,017
Held-for-trading investments	**6,194**	6,799
Total liquid assets	**21,448**	14,816

The management believes that the liquid assets currently held, together with net cash generated from future operations, will enable the Group to meet the foreseeable cash requirements.

CAPITAL STRUCTURE

Shareholders' Equity and Short-term Borrowings

Shareholders' equity increased to RMB28,253 million in 2004 from RMB12,952 million in 2003. This increase is primarily due to the net proceeds of RMB13,279 million received from our initial public offering and an increase in net profit in 2004.

Short-term borrowings, represented by securities sold under agreements to repurchase, increased to RMB601 million in 2004 from RMB200 million in 2003. Short-term borrowings were used as part of the liquidity management for our daily operations. The Group has no other significant loan arrangements besides these short-term borrowings.

Solvency Margin

The solvency margin ratio is a measure of capital adequacy for insurance companies. It is calculated by dividing the actual solvency margin by the statutory minimum solvency margin requirement. Under the applicable CIRC regulations, PRC insurance companies are required to maintain specified solvency margin ratios. As a general matter, the CIRC considers an insurance company with a solvency margin ratio of 100% or higher to be financially sound.

The following table sets forth the solvency margin ratios for our life insurance and property and casualty insurance businesses:

For years ended December 31, (in RMB million, except percentages)	Life Insurance 2004	Life Insurance 2003[1]	Property and Casualty Insurance 2004	Property and Casualty Insurance 2003[1]
Actual solvency margin	**11,335**	8,752	**1,754**	1,440
Minimum solvency margin	**9,206**	7,661	**1,105**	835
Solvency margin ratio	**123.1%**	114.2%	**158.7%**	172.5%

[1] The above solvency margins as of December 31, 2003 have been restated in accordance with new regulations promulgated by the CIRC in late 2004.

Contractual obligations and Other Commercial Commitments

The following table sets forth our aggregate contractual obligations and other commercial commitments for the periods specified:

For years ended December 31, (in RMB million)	2004	2003
Contractual commitments	**150**	282
Operating lease commitments	**799**	676

RISK MANAGEMENT

Approach to Risk Management

Ping An regards risk management as a core discipline in our business practice. We are dedicated to develop and maintain a risk management framework that governs the overall infrastructure of the group's operations.

Members of the Risk Management Committee include the Chief Operating Officer, the Chief Actuarial Officer, the Chief Investment Officer, the Chief Internal Auditor and the Finance Director. Meetings of the risk management committee are attended by top management representatives from each core operation of the Group, including the Chief Legal Officer and the Head of Group Information Technology.

The committee meets on a quarterly basis to review the risk management progression. In these meetings, the risk management structure and major risk management issues are discussed on a macro level. Potential new corporate strategic objectives are evaluated for their risk exposures, major risk events for the past quarter are evaluated and development of new risk measurement techniques and risk control measures are presented and approved for implementation. Major operation risk weaknesses noted from our internal audit reviews and from external factors such as regulatory changes and accounting standards changes are also reviewed. Appropriate responses are formulated for the risk topics discussed. Lastly, the committee will review the appropriateness of measures implemented to address risk topics raised in prior meetings. On a monthly basis, the risk management committee meets to review the investment portfolio risk exposure report.

Insurance Product Risk

Insurance product risk is the risk of loss due to actual experience emerging differently than what was assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behavior.

The Group controls this risk closely through monitoring its product designing, pricing, and actual claims experience. Product risk is also mitigated through the use of aggregate retention limits through catastrophe reinsurance.

Asset and Liability Mismatching Risk

Asset and liability mismatching risk is the risk of loss due to the Group's inability to match its assets with its liabilities on the basis of both duration and investment return.

The Group's asset and liability management includes processes and models built to measure the sensitivity of net income and shareholders' equity under various deterministic interest rate scenarios. The scenarios and assumptions used are reviewed and updated periodically. Insights gained through the analysis are used to measure the risk exposures and capital position of the Group.

Under the current regulatory and market environment, the Group is unable to invest in assets with a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permits, the Group intends to gradually lengthen the duration of its assets.

Market Risk

Market risk is the risk of potential loss that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices, foreign currency exchange rates and other market price-related factors. Under the current PRC regulatory and market environment, there is a lack of financial instruments available for the Group to hedge its market risk exposures efficiently. The Group controls its market risk exposures by setting a maximum risk exposure for each class of assets. When setting these limits, significant consideration is placed on the Group's risk appetite and impact on the Group's financial condition. These limits also take into account the Group's asset-liability management strategy.

The Group utilizes various techniques to quantify the market risk exposure, including sensitivity analysis and Value-at-Risk ("VaR") computation. VaR is a summary statistical measure that uses historical market prices and estimates the maximum loss over a target horizon such that there is a low, pre-specified probability that the actual loss will be larger. However, the utilization of the VaR technique under the current PRC market and regulatory environment has its limitations due to the lack of reliable historical financial data.

Market Risk – Interest Rate Risk

Fixed maturity securities held by the Group are exposed to interest rate risks. These investments are substantially represented by bond investments that are recorded at fair value in the balance sheet.

The Group uses sensitivity analysis to estimate its risk exposure. Interest rate sensitivity is estimated by assuming a 50 basis points parallel shift in the bond yield curve.

As at December 31, 2004 (in RMB million)	Interest rate risk
Bond investments held-for-trading and available-for-sale	444

Market Risk – Market Price Risk

Listed equity investments held by the Group are exposed to market price risks. These investments are substantially represented by equity investment funds.

The Group uses the 10-day market price VaR technique to estimate its risk exposure. Market price VaR is computed as (equity investment funds valued at market price x 10-day worst market fluctuation at 99% level).

As at December 31, 2004 (in RMB million)	Market price risk
Equity investments funds held-for-trading and available-for-sale	341

Market Risk - Foreign Currency Risk

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency. To reduce foreign currency risk, the Group controls the amount of foreign currency denominated assets held. The Group also chooses to hold assets in foreign currencies that the Renminbi is pegged to.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated term deposits, cash and cash equivalents.

As at December 31, 2004 (in RMB million)	Foreign currency risk
Foreign currency denominated term deposits, cash and cash equivalents	985

Credit Risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make any payment of principal or interest when due.

The Group is exposed to credit risks primarily associated with its term deposits arrangements with commercial banks and investments in bonds issued by PRC companies.

To evaluate credit risk property, the Group has established an internal credit rating system. The counterparties' ratings are reviewed at least annually through the system or whenever a credit event occurs.

The Group quantifies its credit risk exposure by assigning expected default rates and expected recovery rates of relevant credit grades for commercial banks and bond issuing companies. Credit risk is computed as (principal amount + outstanding interests) x default rate x (1 - recovery rate).

As at December 31, 2004 (in RMB million)	Credit risk
Term deposits placed with commercial banks and bonds issued by PRC companies	259

Operational Risk

Operational risk is the risk of loss resulting from internal operation failures or uncontrollable external events. Internal operation failures occur due to inadequate or failed internal processes (process risks), system failure (system risks), and human performance failure (people risks). Uncontrollable external events that contribute to operation risks are mainly due to legal matters or changes in the regulatory requirements, accounting standards and tax laws.

For internal operational risks, a proactive approach has been taken to implement appropriate and sufficient preventive controls, detective controls and damage limitation controls. These controls are embedded into the business processes, system operations and human performance. Rigorous checks on the reliability of the controls are performed by our internal and external audit functions. Our risk management committee and audit committee reviews the reports from our internal and external auditors to ensure that appropriate measures are taken to address control weaknesses detected. For the uncontrollable external events, our Legal Department, Finance Department and Planning and Actuarial Department monitor changes in regulatory requirements, accounting standards and tax laws closely.

Introduction

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The Group has received advice from and consulted with Watson Wyatt Insurance Consulting Limited in the selection of basis and the calculation of the value of in-force life business and the value of one year's new business. The Group remains wholly responsible for the results and presentation of the embedded value which comprises the adjusted net asset and the value of in force life business.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Group is measured by the value of the Group's shares on any particular day. In valuing the Group's shares, investors take into account a variety of information available to them and their own investment criteria, therefore these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

For years ended December 31, (in RMB million)	2004	2003
Adjusted net asset value	**25,161**	13,631
Value of in-force insurance business written prior to June 1999	**(16,743)**	(22,103)
Value of in-force insurance business written since June 1999	**33,127**	29,752
Cost of holding the required solvency margin	**(4,297)**	(2,202)
Embedded Value	**37,248**	19,078
Value of one year's new business	**4,331**	4,681
Cost of holding the required solvency margin	**(418)**	(429)
Value of one year's new business after cost of solvency	**3,913**	4,252

In RMB millions; figures may not be additive due to rounding

The adjusted net asset value is based on the audited shareholders net assets of the Group as measured on a PRC statutory basis. The values placed on certain assets have been adjusted to the market values. It should be noted that the adjusted net asset is for the whole Group, including our life company, property and casualty company, and other business units, while the value of in-force and the value of one year's new business presented are only in respect of Ping An Life and not the other business units.

Key Assumptions

The assumptions used in the embedded value calculation in 2004 have been made on a "going concern" basis, assuming continuation of the economic and legal environment currently prevailing in the PRC. The statutory reserving basis and solvency margin requirement were assumed in the calculation. Certain portfolio assumptions were based on the Group's own recent experience as well as considering the more general PRC market and other life insurance markets' experience. The principal bases and assumptions used in the calculation are described below:

Risk Discount Rate

The non investment-linked life insurance fund earning rate, adjusted for tax, or the specified risk discount rate of 12.5% has been assumed in each future year as the risk discount rate for the in-force life business. Which option is taken for any future year depends on which of these rates gives the lower value of in-force business as of the beginning of that year. In particular, the specified risk discount rate approach for the in-force business is to avoid understating the effect of losses arising from those high interest rate guaranteed products we sold prior to June 1999. With respect to the calculation of one-year's new business value, the specified risk discount rate of 12.5% has been assumed.

Investment Returns

Future investment returns have been assumed to be 4.35% in 2005 and increased 0.1% every year to 4.75% in 2009 and thereafter for the non-investment linked fund. For the investment-linked fund, a 5.25% per annum investment return has been assumed. These returns have been derived by consideration of the Group's current and expected future asset allocations and associated investment returns for a range of major asset classes.

Taxation

A 18.5% average income tax rate has been assumed. In addition, a 5.5% business tax rate has been applied to the gross premium of the short-term accident business.

Mortality

Mortality rates have been based on 75% (in the case of males) and 70% (in the case of females) of the standard industry mortality tables published by the CIRC for non annuitants, with a five-year selection period. For annuitants, 75% of these standard industry mortality tables has been assumed.

Morbidity

Morbidity assumptions have been based the Group's own pricing table. The loss ratios have been assumed to be in the range of 16% and 70% for short term accident and health business.

Discontinuances

Policy discontinuance rates have been based on the Group's recent experience investigation. The discontinuance rates are dependent on the pricing rate and the product type.

Expenses

Expense assumptions have been based on the Group's most recent expense investigation. In 2004, the assumed expenses and commissions equated to around 70% of the expense allowance priced into the products. The unit maintenance expenses were assumed to increase at 2% per annum.

Policyholder Dividends

Policyholder dividends have been based on 70% of the interest and mortality surplus for individual life and bancassurance participating business. For group life participating business, dividends have been based on 70% of interest surplus only.

New Business Volumes and Business Mix

The volume of new business sold and modeled during 2004 to calculate the one year's new business value was RMB21.7 billion in terms of annualised first year premium.

The mix of the new business measured by annualised first year premium was:

Individual life	Percentage
Long-term businesses	30.1%
Short-term businesses	5.7%
Group life	
Long-term businesses	31.0%
Short-term businesses	6.8%
Bancassurance	
Long-term businesses	26.4%
Total	100%

Embedded Value Movement

The table below shows how our embedded value grew to more than RMB37 billion as of December 31, 2004.

(In RMB million)	2004	
Embedded value as of December 31, 2003	**19,078**	
Expected return on year-start embedded value	**1,181**	Normal growth of embedded value during 2004.
Value of one-year new business	**3,913**	Contribution from new business sold during 2004.
Risk discount rate impact	**1,380**	Risk discount rate used to calculate the value of in-force business changed due to the addition of new business in 2004.
Assumption and modeling changes	**3,437**	Investment return and other portfolio assumption changes increased embedded value.
Market value adjustment impact	**(3,764)**	Bonds are marked to market. The market value of the bonds decreased due to the increase in bond yield.
Investment return variance	**(1,321)**	Actual investment return in 2004 was lower than the assumed return.
Other experience variance	**657**	The variance between actual experience and assumption, the positive variance was mainly due to favorable experience from claims and expenses.
Embedded value before capital changes	**24,561**	Embedded value before impact of capital change increased 28.7%.
Shareholder dividends	**(592)**	Amounts paid to shareholders in the form of annual dividends.
Capital injection	**13,279**	Net proceeds received from IPO in June 2004.
Embedded value as of December 31, 2004	**37,248**	

Sensitivity Analysis

The Group has investigated the effect, on the value of in-force business and the value of one year's new business, of varying independently certain assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- Risk discount rate
- A level 4.5% investment return for non investment-linked fund and 5.5% for investment-linked fund
- A 10% reduction in mortality and morbidity for non annuitants and loss ratios for the short-term business
- A 10% reduction in policy discontinuance rates
- A 10% reduction in maintenance expense

(In RMB million)	**Risk Discount Rate**			
	Earned Rate/10%	Earned Rate/12.5%	Earned Rate/15%	12.5%
Value of in-force business	14,606	12,086	9,972	13,936
	10%	12.5%	15%	Earned Rate/12.5%
Value of one year's new business Value	4,937	3,913	3,174	4,989

Assumptions (In RMB million)	**Value of in-force business**	**Value of one year's new business**
Central case	12,086	3,913
4.5%/5.5% investment return	8,682	3,814
10% reduction in mortality and morbidity rates	12,175	4,076
10% reduction in policy discontinuance rates	12,263	3,973
10% reduction in maintenance expense	12,787	4,013

Risk discount rate were earned rate/12.5% and 12.5% for in-force business and new business respectively.

To the members
Ping An Insurance (Group) Company of China, Ltd.

We have audited the financial statements on pages 85 to 154 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
April 18, 2005

Consolidated Income Statement

For the year ended December 31, 2004

	Notes	2004 RMB Million	2003 RMB Million
Gross written premiums and policy fees	6	**60,049**	63,134
Less: Premiums ceded to reinsurers		**(4,122)**	(3,800)
Net written premiums and policy fees	6	**55,927**	59,334
Increase in unearned premium reserves, net	38	**(1,191)**	(485)
Net earned premiums		**54,736**	58,849
Reinsurance commission income		**1,376**	1,247
Net investment income	7(1)	**7,261**	5,948
Realized and unrealized gains/(losses)	7(2)	**(773)**	395
Other income	8	**651**	184
Total revenue		**63,251**	66,623
Change in deferred policy acquisition costs	25	**2,261**	2,885
Claims and policyholders' benefits	9, 50	**(16,473)**	(14,786)
Increase in policyholders' reserves	40	**(33,967)**	(40,417)
Commission expenses		**(5,255)**	(5,676)
General and administrative expenses	50	**(5,922)**	(5,505)
Finance costs		**(42)**	(224)
Provision for insurance guarantee fund		**(106)**	(84)
Total expenses		**(59,504)**	(63,807)
Operating profit	10	**3,747**	2,816
Share of profits of an associate		**–**	5
Income taxes	11	**(601)**	(494)
Net profit before minority interests		**3,146**	2,327
Minority interests		**(30)**	(7)
Net profit attributable to shareholders		**3,116**	2,320
Proposed dividends	12	**867**	592
		RMB	RMB
Earnings per share – basic	13	**0.56**	0.47

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheet

As of December 31, 2004

	Notes	**2004 RMB Million**	2003 RMB Million
ASSETS			
Investments			
Fixed maturity investments			
Bonds	14,43	**112,865**	68,177
Term deposits	15,43	**80,320**	78,233
Policy loans	43	**545**	297
Securities purchased under agreements to resell	43	**–**	2,968
Loans and advances to customers	43	**130**	21
Equity investments			
Equity investment funds	16	**5,749**	4,648
Equity securities	17	**266**	240
Derivative financial assets	18	**62**	–
Investment in an associate	20	**3**	3
Investment properties	21	**1,504**	1,333
Total investments		**201,444**	155,920
Cash and cash equivalents	15,43	**15,254**	8,017
Due from banks	15,43	**439**	–
Premium receivables	22	**617**	439
Interest receivables	23	**382**	316
Reinsurance assets	24	**4,356**	3,903
Deferred policy acquisition costs	25	**22,622**	20,361
Property, plant and equipment	26	**2,735**	3,147
Construction-in-progress	27	**204**	146
Land use rights	28	**928**	924
Goodwill	29	**322**	241
Deferred income tax asset	30	**352**	293
Statutory deposits	31	**1,200**	1,200
Other assets		**738**	1,078
Separate account (investment-linked) assets		**12,903**	10,059
Total assets		**264,496**	206,044

The accompanying notes form an integral part of these financial statements.

	Notes	**2004 RMB Million**	2003 RMB Million
EQUITY AND LIABILITIES			
Equity			
Share capital	32	**6,195**	4,933
Reserves	33	**19,573**	7,667
Retained profits		**2,485**	352
Total equity		**28,253**	12,952
Minority interests		**431**	337
Liabilities			
Customers' deposits	34,43	**1,849**	2,304
Securities sold under agreements to repurchase	35,43	**601**	200
Premiums received in advance		**1,627**	2,129
Commission payable		**556**	497
Due to reinsurers		**209**	314
Dividends payable to shareholders		**74**	–
Income tax payable		**490**	326
Insurance guarantee fund	36	**827**	710
Policyholder dividend payable and provisions		**1,977**	1,189
Policyholders' contract deposits	37	**1,411**	–
Unearned premium reserves	38	**9,472**	8,302
Claim reserves	39	**6,642**	4,817
Policyholders' reserves	40	**193,912**	159,945
Other liabilities		**3,262**	1,963
Separate account (investment-linked) liabilities		**12,903**	10,059
Total liabilities		**235,812**	192,755
Total equity and liabilities		**264,496**	206,044

The accompanying notes form an integral part of these financial statements.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**Sun Jianyi**
Director	Chief Financial Officer	Director

Consolidated Statement of Changes in Equity

For the year ended December 31, 2004

			Reserves						
	Notes	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Retained profits/ (accumulated deficits)	Total
		RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
Balance, January 1, 2003		2,467	5,284	2,880	381	395	382	(102)	11,687
Transfer from capital reserve to share capital	32	2,466	(2,466)	–	–	–	–	–	–
Net profit for the year ended December 31, 2003		–	–	–	–	–	–	2,320	2,320
Net losses on available-for-sale investments		–	–	–	–	–	(768)	–	(768)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	107	–	107
Deferred tax recognized, net	30	–	–	–	–	–	99	–	99
Appropriation to discretionary reserve		–	–	1,057	–	–	–	(1,057)	–
2002 dividends declared		–	–	–	–	–	–	(493)	(493)
Appropriations to statutory reserves	33	–	–	211	105	–	–	(316)	–
Balance, December 31, 2003		4,933	2,818	4,148	486	395	(180)	352	12,952
Issue of shares through initial public offering	32	1,262	12,564	–	–	–	–	–	13,826
Share issue expenses		–	(547)	–	–	–	–	–	(547)
Net profit for the year ended December 31, 2004		–	–	–	–	–	–	3,116	3,116
Net losses on available-for-sale investments		–	–	–	–	–	(659)	–	(659)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	69	–	69
Deferred tax recognized, net	30	–	–	–	–	–	88	–	88
2003 dividends declared	33	–	–	–	–	–	–	(592)	(592)
Appropriations to statutory reserves	33	–	–	261	130	–	–	(391)	–
Balance, December 31, 2004		6,195	14,835	4,409	616	395	(682)	2,485	28,253

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended December 31, 2004

	Notes	2004 RMB Million	2003 RMB Million
CASH INFLOWS FROM OPERATING ACTIVITIES	44(1)	**34,370**	35,178
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions of investment properties, property, plant and equipment, construction-in-progress, and land use rights		**(470)**	(743)
Proceeds from disposal of property, plant and equipment		**22**	6
Net cash inflow from disposal of a subsidiary		**–**	5
Purchases of investments, net		**(44,593)**	(25,177)
Term deposits placed, net		**(2,087)**	(4,794)
Net cash inflow from acquisition of a subsidiary	44(2)	**295**	2,436
Increase in equity interest in a subsidiary	44(3)	**(158)**	–
Interest received		**6,215**	5,864
Dividends received		**393**	159
Rentals received		**130**	99
Net cash outflow from investing activities		**(40,253)**	(22,145)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from shares issued		**13,279**	–
Increase/(decrease) in securities sold under agreements to repurchase		**401**	(8,114)
Dividends paid		**(518)**	(493)
Finance costs paid		**(42)**	(224)
Net cash inflow/(outflow) from financing activities		**13,120**	(8,831)
Net increase in cash and cash equivalents		**7,237**	4,202
Cash and cash equivalents at beginning of year		**8,017**	3,815
Cash and cash equivalents at end of year	15	**15,254**	8,017

The accompanying notes form an integral part of these financial statements.

Balance Sheet

As of December 31, 2004

	Notes	2004 RMB Million	2003 RMB Million
ASSETS			
Investments			
Fixed maturity investments			
Bonds		**49**	–
Term deposits	43	**10,626**	4,711
Equity investments			
Equity investment funds		**100**	–
Investments in subsidiaries	19	**11,159**	8,110
Total investments		**21,934**	12,821
Cash and cash equivalents		**7,580**	177
Interest receivables	23	**126**	10
Property, plant and equipment	26	**9**	2
Other assets		**81**	6
Total assets		**29,730**	13,016
EQUITY AND LIABILITIES			
Equity			
Share capital	32	**6,195**	4,933
Reserves	33	**19,191**	7,285
Retained profits	33	**2,867**	734
Total equity		**28,253**	12,952
Liabilities			
Dividends payable to shareholders		**74**	–
Income tax payable		**23**	20
Other liabilities		**1,380**	44
Total liabilities		**1,477**	64
Total equity and liabilities		**29,730**	13,016

The accompanying notes form an integral part of these financial statements.

1. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in life insurance, property and casualty insurance, and financial services.

As of December 31, 2004, the Group had approximately 36,000 employees and 215,000 sales agents and sales representatives (2003: 36,000 employees and 204,000 sales agents and sales representatives). The registered address of the Company is Ping An Building, Ba Gua No.3 Road, Shenzhen, the PRC.

On June 24, 2004, 1,261,720,000 ordinary shares were issued through an initial public offering in Hong Kong.

2. IMPACT OF RECENTLY ISSUED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The following IFRSs are effective for the first time for the current year's financial statements:

- **IFRS 3, Business Combinations**

  IFRS 3 requires goodwill arising from a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, goodwill is not amortized and instead tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. This IFRS is applicable to goodwill arising from a business combination for which the agreement date is on or after March 31, 2004. Previous recognized goodwill can still be amortized.

- **IAS 36 (revised 2004), Impairment of Assets**

  IAS 36 was amended mainly to reflect those changes relating to business combinations.

2. IMPACT OF RECENTLY ISSUED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (continued)

The International Accounting Standards Board ("IASB") has issued other IFRSs and has revised a number of International Accounting Standards, collectively referred to as "the New IFRSs", which are generally effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted the New IFRSs in the financial statements for the year ended December 31, 2004. The Group is in the process of making an assessment of the impact of the New IFRSs as follows:

- **IFRS 4, Insurance Contracts**

  IFRS 4 is the first IFRS to deal with insurance contracts. Its main features include but are not limited to the definition of an insurance contract, the use of liability adequacy tests and impairment tests for reinsurance assets, and prohibition of catastrophe and equalization provisions. Under IFRS 4, investment contracts containing discretionary participation features continue to be accounted for as if they are insurance contracts. Premium income from certain contracts, which are regarded as investment contracts by IFRS 4, will be accounted for as a direct credit to the policyholders' account balance, and related claims to the extent covered by the said account balance are accounted for as a direct debit to the policyholders' account balance.

- **IAS 39 (revised 2004), Financial Instruments: Recognition and Measurement**

  IAS 39 has eliminated the definition of "originated loans and receivables", defined "loans and receivables" and clarified the criteria for derecognition of a financial asset. This standard may affect the categorization of the Group's financial assets and subsequent measurement thereof.

- **IFRS 2, Share-based Payment**

  IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. This standard will give more guidance on recognition, measurement and disclosure of the Group's share appreciation rights scheme.

The Group will continue with its assessment of the impact of the above and other New IFRSs which may result in changes in the financial statements as to how the Group's performance and financial position will be presented. At present, it is early to conclude whether the New IFRSs will have a material impact in future periods.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the consolidated financial statements of the Group are as follows:

(1) Basis of preparation

The accompanying consolidated financial statements have been prepared under the historical cost convention, except for the measurement at fair values of held-for-trading investments and available-for-sale investments. The above basis of accounting differs from that used in the statutory accounts of the Group and the Company, which are prepared in accordance with PRC accounting standards ("PRC GAAP").

The consolidated financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

In the Group's preparation of its IFRS financial statements for 2004, IFRS does not have an effective standard governing the accounting treatment of insurance contracts and, at the time when a specific topic is not addressed by IFRS, the IFRS framework permits reference to another comprehensive body of accounting principles. As a result,

- the Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

- the Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards Nos. 60 and 97.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(2) Foreign currency

Based on the economic substance of the underlying events and circumstances relevant to the Group, the measurement currency of the Group has been determined to be RMB. To consolidate the financial statements of the Company (measured in RMB) and each of its subsidiaries (each measured in its own measurement currency), the financial statements of foreign consolidated subsidiaries are translated at year-end exchange rates with respect to the balance sheet, at historical exchange rates for equity items and at the average exchange rate for the year with respect to the consolidated results. The resulting translation differences, if material, are included in a translation reserve in equity.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated results.

(3) Principles of consolidation

The Group's consolidated financial statements incorporate the financial statements of the Company and its subsidiaries after elimination of intercompany transactions.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated results.

(4) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated in the balance sheet at the Company's share of net assets under the equity method of accounting.

(5) Associates

Investments in associates (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of the investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Unrealized gains arising from transactions with associates are eliminated against the investment in the associate to the extent of the Group's interest in the associate. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

(6) Investments

Investments in financial instruments are categorized as held-for-trading investments, loans originated, held-to-maturity investments and available-for-sale investments. Investments acquired principally for the purpose of generating a profit from short term price fluctuations are categorized as held-for-trading investments. Loans originated by providing money, goods, or services directly to a debtor, other than those that are originated with the intent to be sold immediately or in the short term, are categorized as loans originated. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans originated are categorized as held-to-maturity investments. All other investments are categorized as available-for-sale investments.

All purchases and sales of investments are recognized on the trade date. Investments are derecognized when the rights to receive cash flows from the investments have expired or where the Group has transferred substantially all risks and rewards of ownership.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Held-for-trading investments and available-for-sale investments are subsequently carried at fair value, except for certain equity investments (categorized as available-for-sale investments) that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Such equity investments are measured at their cost less any provision for impairment losses. The directors consider this treatment appropriate because there is no reliable open market value for these securities, there is uncertainty as to their future cash flows, and the variability in the range of reasonable fair value estimates is significant and as a result, the probabilities of the various outcomes are difficult to assess.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(6) Investments (continued)

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, and other valuation techniques commonly used by market participants.

Changes in the fair values of held-for-trading investments are included in consolidated results.

Changes in the fair values of available-for-sale investments, net of deferred tax, are recognized as a separate component of equity until the investment is derecognized, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated results.

Loans originated and held-to-maturity investments are subsequently measured at amortized cost less any impairment losses. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity, using the effective interest rate method. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. An investment is impaired if its carrying amount is greater than its estimated recoverable amount.

(7) Derivatives

Derivatives represent options embedded in convertible bonds purchased by the Group and are carried in the balance sheet at fair value as financial assets when favorable to the Group and financial liabilities when unfavorable.

If the convertible bond is categorized as available-for-sale, the embedded options are separated and categorized as held-for-trading financial instruments. The fair value of the embedded derivatives is the difference between the fair value of the hybrid convertible bond and the fair value of the host bond without embedded options. Changes in the fair value of the options are recognized as profit or loss.

If the convertible bond is categorized as held-for-trading, embedded derivatives are not separated from the host bond.

(8) Securities purchased under agreements to resell – reverse repos

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as loans originated. Securities purchased under agreements to resell are recorded at the cost of the amounts advanced. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective stock exchanges on which they are listed while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the stock exchanges which are the custodians.

(9) Investment properties

Investment properties consist of investments in buildings that are held to earn rental income or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes, or for sale in the ordinary course of business.

Investment properties are initially measured at cost, which is the fair value of the consideration given to acquire them, including transaction costs. Subsequently, all investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (3% of original cost), over the estimated useful lives. The estimated useful lives of investment properties vary from 30 to 35 years.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

Impairment losses are recognized when the carrying amounts of investment properties are not expected to be recoverable. These impairment losses are recognized as an expense in the consolidated results. Impairment losses against the carrying amount of investment properties are reversed to the consolidated results when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Transfers to, or from, investment properties are made when, and only when, there is evidence of a change in use.

(10) Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid deposits or investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(11) Securities sold under repurchase agreements – repos

Securities sold under repurchase agreements, which are classified as short term borrowings, generally mature within 183 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under repurchase agreements are recorded at the cost of the borrowings. It is the Group's policy to maintain effective control over securities sold under repurchase agreements; accordingly, such securities continue to be carried on the consolidated balance sheet.

(12) Deferred policy acquisition costs

Deferred policy acquisition costs for long term life insurance and investment-linked policies

The costs of acquiring new business, including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of the new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts, such as investment-linked contracts, are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in the consolidated results.

Deferred policy acquisition costs for property and casualty and short term life insurance policies

Acquisition costs, being primarily commissions and premium taxes, which vary with and are directly related to the acquisition of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

(13) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the financial statements and any gain or loss resulting from their disposal is included in the consolidated results.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the consolidated results in the period in which the costs are incurred. In situations where it can be clearly demonstrated that expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, such expenditures are capitalized as an additional cost of the item of property, plant and equipment.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value of each asset, over its estimated useful life. The estimated residual values and useful lives of property, plant and equipment by category are as follows:

	Estimated residual values	**Estimated useful lives**
Leasehold improvements	–	Over the shorter of economic useful lives and terms of the leases
Buildings	3%	30-35 years
Office equipment, furniture and fixtures	–	5 years
Motor vehicles	4%	5-8 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the items of property, plant and equipment.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

(14) Construction-in-progress

Construction-in-progress represents costs incurred in the construction of office premises, as well as the cost of equipment pending installation.

No provision for depreciation is made on construction-in-progress until such time the relevant assets are completed and put into use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(15) Land use rights

Land use rights are stated at cost less accumulated amortization and any impairment losses. Land use rights are amortized on a straight-line basis over the unexpired period of the rights.

(16) Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of an acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill is amortized on a straight-line basis over its estimated useful economic life of 10 years. Goodwill on acquisitions on or after March 31, 2004 is not amortized. It is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

(17) Long term life insurance business

Long term life insurance contracts are intended to be of greater than twelve months duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including but not limited to insurance protection) for an extended period.

Policyholders' reserves represent the estimated future benefit liability payable to policyholders for long term life insurance policies, other than policyholders' account balances in respect of investment-linked and universal life contracts.

Future life policyholders' benefit liabilities for life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, policyholder dividends and investment return, including a margin for adverse deviation. The assumptions are established at the time of the issue of the policy and remain unchanged except where premium deficiency occurs. For participating life insurance policies, under current PRC insurance regulations, a minimum of 70% of the distributable surplus (as determined based on the contracts, prevailing insurance regulations and on the Group's distribution basis) must be allocated for the benefit of policyholders, and this obligation is provided for within total liabilities.

For policies where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The deferred profit liability ensures a profit emergence in a constant relationship to the amount of insurance in force.

(17) Long term life insurance business (continued)

Future life policyholders' benefit liabilities are assessed at each balance sheet date for adequacy, using current estimates of future contractual cash flows and claims handling and administrative expenses, as well as investment income from the assets backing such liabilities. Any deficiency is immediately charged to the income statement initially by writing off deferred acquisition costs and subsequently by establishing additional reserves. As mentioned above, long term life insurance with fixed terms are measured based on assumptions set out at the inception of the policies. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions are used for the subsequent measurement of these liabilities.

(18) Property and casualty and short term life business

Property and casualty and short term life insurance contracts provide insurance protection for a fixed period of short duration and the contract terms enable the insurer to cancel a contract or to adjust the provisions of a contract at the end of any contract period.

Claim reserves

These comprise a best estimate of property and casualty and short term life provisions for losses and loss adjustment expenses, representing the accumulation of estimates for ultimate losses less a deduction for the estimated value of salvage and subrogation, and including a provision for losses incurred but not yet reported ("IBNR"). The methods of determining such estimates and establishing the resulting reserves are continually reviewed and updated. Resulting adjustments are reflected in the consolidated results for the period. The Group does not discount its claim reserves.

Unearned premium reserves

Upon inception of property and casualty and short term insurance contracts, premiums are recorded as written and are earned on a pro-rata basis over the term of the related policy coverage. The unearned premium reserves represent the portions of premiums written relating to unexpired periods of coverage.

Premium deficiency reserves

Premium deficiency reserves are assessed for individual life, group life and property and casualty portfolios on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. Where applicable, such accounts are included as a component of policyholders' reserves. Premium deficiency reserves assessed on property and casualty business are disclosed, when material, as a separate provision.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(19) Investment-linked business

Revenue from investment-linked business consists of policy fees for the cost of insurance, administration fees and gains on surrenders during the year. Amounts received other than policy fees collected as premiums and administration fees from these contracts are reported as deposits. Policy benefits and claims incurred in the period are charged to claim expenses in the consolidated results, to the extent such amounts are not covered by policyholder deposits.

Separate account (investment-linked) assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on separate account assets accrues directly to the policyholders. The assets and liabilities of each investment-linked fund are carried at market value and are segregated from each other and from the rest of the Group's invested assets. Subscriptions, withdrawals, net investment income and administration expenses are included in the separate account assets and liabilities and are not reflected in the consolidated results.

(20) Universal life business

Revenue for these contracts consists of policy fees for the cost of insurance, administration fees and gains on surrenders during the year. Policy fees collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such contracts. Expenses include interest credited to policyholders' contract deposits and benefit payments made in excess of policyholders' contract deposits.

(21) Dividends

Dividends are proposed by the directors, and are approved by the shareholders and the China Insurance Regulatory Commission ("CIRC") before they are recognized as a liability.

(22) Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognized on the following bases:

(a) Premium income

Life insurance premiums from long term, traditional and participating life contracts are recognized as revenue when premiums as stated in the contracts are collectible from the policyholders. Premiums from long term property and casualty insurance are recognized as revenue when due from policyholders. Short term property and casualty and life insurance premiums, net of endorsements, are recorded as written at the inception of risk.

(22) Revenue recognition (continued)

(b) Investment-linked business

Policy fees from investment-linked business are the difference between premiums received for investment-linked contracts and the amounts of premiums allocated to policyholder deposits.

Administration fees are computed at the predetermined contract rate and are charged at the end of each month.

(c) Universal life business

Those parts of the premiums used to cover the insured risks and associated costs are treated as premium income. These include fees for the cost of insurance, administration fees and surrender charges.

(d) Net investment income

Net investment income includes interest from term deposits, fixed maturity securities, securities purchased under agreements to resell, policy loans and other loans, dividends from equity securities, operating lease income from investment properties, etc. Dividends are recognized when the right to receive payment is established. Operating lease income from investment properties (after deduction of the aggregate cost of incentives granted to lessees) is recognized as income on a straight-line basis over the lease terms. Other net investment income is accrued on a time proportion basis, taking into account the principal amount outstanding and the interest rate applicable.

(23) Reinsurance

Reinsurance contracts are contracts under which the Group has assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurers.

Reinsurance assets include the balances due under reinsurance contracts from both insurance and reinsurance companies for paid and unpaid claims and claim adjustment expenses, ceded unearned premiums, ceded policyholders' reserves held under reinsurance treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

Reinsurance is recorded gross in the balance sheet unless a right of offset exists. The Group evaluates the financial strength of potential reinsurers and continually monitors the financial conditions of reinsurers.

According to PRC insurance regulations, during 2004, the Group is required to cede 10% of gross premium income from property and casualty and short term life insurance to state-owned reinsurers.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(24) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rental receivables under such operating leases are credited to the consolidated results on a straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated results on a straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expense over the lease term on a straight-line basis.

(25) Employee benefits

Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(26) Tax

The income tax charges (and business tax payable) are estimated based on existing tax legislation, practices and interpretations thereof. The income tax charges are provided based on estimated taxable profit and include consideration for deferred taxes. Deferred taxes are calculated using the balance sheet liability method.

(26) Tax (continued)

Deferred taxes reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, the Group re-assesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Deferred tax liabilities are recognized for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortization is not deductible for tax purposes.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Tax refunds are accounted for on a cash basis.

(27) Impairment of assets

Investment assets

Investment assets are reviewed for impairment at each balance sheet date.

For investment assets carried at historical cost or amortized cost, whenever it is probable that the Group will not collect all the amounts due according to the contractual terms of the loans, receivables or deposits, an impairment loss is recognized in the consolidated results.

The amount of the loss recognized is the difference between the carrying amount of an investment and its expected recoverable amount. A reversal of impairment losses previously recognized is recorded when a decrease in impairment loss can be objectively related to an event occurring after the initial write-down. Such reversals are recorded in the consolidated results. The increased carrying amount is only recognized to the extent it does not exceed what the historic cost or amortized cost would have been had the impairment not been initially recognized.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(27) Impairment of assets (continued)

Other assets

Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, goodwill should be reviewed for impairment at the balance sheet date irrespective of whether there is any indication of impairment. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated results. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not possible, for the cash-generating unit to which the asset belongs.

An impairment loss recognized in prior years for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is recorded in the consolidated results. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been initially recognized for that asset in the prior years. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(28) Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

(29) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

4. CHANGES IN THE GROUP's ORGANIZATION

The principal structure of the Group changed during 2004 as follows:

(a) On September 29, 2003, China Ping An Trust & Investment Co., Ltd. ("Ping An Trust") entered into a sale and purchase agreement to acquire Bank of China's 50% equity interest in Fujian Asia Bank Limited (the "Bank"). On December 23, 2003, the China Banking Regulatory Commission (the "CBRC") approved the above sale and purchase of equity interest in the Bank and the change of the Bank's name into Ping An Bank Limited ("Ping An Bank"). The CBRC also approved that Ping An Trust made an additional capital contribution of US$23 million into Ping An Bank. The acquisition, additional capital contribution and the related business registration were completed by February 2004. Thereafter, Ping An Bank has become a 73% owned subsidiary of Ping An Trust and Ping An Bank's financial statements are consolidated into the Group's consolidated financial statements.

(b) On September 20, 2004, the Company entered into a sale and purchase agreement to transfer its 20% equity interest in Shenzhen Ping An Industries Co., Ltd. ("Ping An Industries") to Shenzhen Ping An Property Investment and Management Co., Ltd. ("Ping An Property"). After such transfer, the Group's equity interest in Ping An Industries decreased to 99.26%.

(c) On September 28, 2004, the Company entered into a sale and purchase agreement to transfer its 90% equity interest in Ping An Property to Ping An Trust. After such transfer, the Group's equity interest in Ping An Property decreased to 99.26%.

(d) On December 13, 2004, the Company established Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity"). The other four shareholders of Ping An Annuity are Ping An Life Insurance Company of China, Ltd. ("Ping An Life"), Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty"), Ping An Trust and Ping An Industries. The paid-up capital of Ping An Annuity is RMB300,000,000 and the Group's total equity interest amounts to 99.95%.

(e) On December 29, 2004, with the approval of the China Securities Regulatory Commission, Ping An Trust acquired a 10.88% equity interest in Ping An Securities Company Ltd. ("Ping An Securities") from certain shareholders of Ping An Securities. Upon completion of such transfer, the Group's equity interest in Ping An Securities increased to 74.44%.

(f) During 2004, Shanghai Mingxin Real Estate Development Co., Ltd. was liquidated. All of its assets and liabilities were taken over by Ping An Life.

5. SEGMENT REPORTING

The Group's business segment information is currently divided into four business segments – life insurance business, property and casualty insurance business, corporate business, and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

5. SEGMENT REPORTING (continued)

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the year were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

The segment analysis as of and for the year ended December 31, 2004 is as follows:

	Life insurance RMB Million	Property and casualty insurance RMB Million	Corporate RMB Million	Others RMB Million	Elimination RMB Million	Total RMB Million
Revenue						
Gross written premiums and policy fees	49,899	10,150	–	–	–	60,049
Less: Premiums ceded to reinsurers	(813)	(3,309)	–	–	–	(4,122)
Increase in unearned premium reserves, net	(114)	(1,077)	–	–	–	(1,191)
Net earned premiums	48,972	5,764	–	–	–	54,736
Reinsurance commission income	234	1,142	–	–	–	1,376
Net investment income	6,517	295	439	79	(69)	7,261
Realized and unrealized gains/(losses)	(755)	(51)	2	31	–	(773)
Other income	276	30	48	328	(31)	651
Total revenue	55,244	7,180	489	438	(100)	63,251
Change in deferred policy acquisition costs	2,071	190	–	–	–	2,261
Claims and policyholders' benefits	(12,033)	(4,440)	–	–	–	(16,473)
Increase in policyholders' reserves	(33,967)	–	–	–	–	(33,967)
Commission expenses	(4,577)	(678)	–	–	–	(5,255)
General and administrative expenses	(3,653)	(1,742)	(171)	(387)	31	(5,922)
Finance costs	(16)	(4)	–	(22)	–	(42)
Provision for insurance guarantee fund	(32)	(74)	–	–	–	(106)
Total expenses	(52,207)	(6,748)	(171)	(409)	31	(59,504)
Operating profit	3,037	432	318	29	(69)	3,747
Income taxes	(333)	(215)	(46)	(7)	–	(601)
Minority interests	–	–	–	(2)	(28)	(30)
Net profit	2,704	217	272	20	(97)	3,116

5. SEGMENT REPORTING (continued)

	Life insurance RMB Million	Property and casualty insurance RMB Million	Corporate RMB Million	Others RMB Million	Elimination RMB Million	Total RMB Million
Balance sheet						
Investment in an associate	–	–	–	3	–	3
Other investments	180,993	7,579	19,619	2,214	(8,964)	201,441
Other assets	42,839	8,066	7,770	4,731	(354)	63,052
Gross assets	223,832	15,645	27,389	6,948	(9,318)	264,496
Policyholders' and other reserves	198,031	11,995	–	–	–	210,026
Other liabilities	19,678	1,989	1,477	2,992	(350)	25,786
Gross liabilities	217,709	13,984	1,477	2,992	(350)	235,812
Depreciation, and amortization of land use rights and goodwill	350	117	1	101	–	569
Impairment losses recognized	35	15	–	23	–	73
Capital expenditure	361	87	8	14	–	470
Total other non-cash expenses charged to consolidated results	(26)	(26)	–	1	–	(51)

5. SEGMENT REPORTING (continued)

The segment analysis as of and for the year ended December 31, 2003 is as follows:

	Life insurance RMB Million	Property and casualty insurance RMB Million	Corporate RMB Million	Others RMB Million	Elimination RMB Million	Total RMB Million
Revenue						
Gross written premiums and policy fees	55,043	8,091	–	–	–	63,134
Less: Premiums ceded to reinsurers	(981)	(2,819)	–	–	–	(3,800)
Increase in unearned premium reserves, net	(256)	(229)	–	–	–	(485)
Net earned premiums	53,806	5,043	–	–	–	58,849
Reinsurance commission income	371	876	–	–	–	1,247
Net investment income	5,356	260	229	103	–	5,948
Realized and unrealized gains	302	43	–	50	–	395
Other income	123	2	–	59	–	184
Total revenue	59,958	6,224	229	212	–	66,623
Change in deferred policy acquisition costs	2,848	37	–	–	–	2,885
Claims and policyholders' benefits	(10,826)	(3,960)	–	–	–	(14,786)
Increase in policyholders' reserves	(40,417)	–	–	–	–	(40,417)
Commission expenses	(5,074)	(602)	–	–	–	(5,676)
General and administrative expenses	(4,007)	(1,310)	(32)	(159)	3	(5,505)
Finance costs	(205)	(15)	–	(4)	–	(224)
Provision for insurance guarantee fund	(28)	(56)	–	–	–	(84)
Total expenses	(57,709)	(5,906)	(32)	(163)	3	(63,807)
Operating profit	2,249	318	197	49	3	2,816
Share of profits of an associate	–	–	–	5	–	5
Income taxes	(299)	(222)	27	–	–	(494)
Minority interests	–	–	–	(5)	(2)	(7)
Net profit	1,950	96	224	49	1	2,320

5. SEGMENT REPORTING (continued)

	Life insurance RMB Million	Property and casualty insurance RMB Million	Corporate RMB Million	Others RMB Million	Elimination RMB Million	Total RMB Million
Balance sheet						
Investment in an associate	–	–	–	3	–	3
Other investments	143,371	5,874	12,798	2,055	(8,181)	155,917
Other assets	39,445	6,765	227	4,719	(1,032)	50,124
Gross assets	182,816	12,639	13,025	6,777	(9,213)	206,044
Policyholders' and other reserves	163,556	9,508	–	–	–	173,064
Other liabilities	15,414	1,591	64	3,654	(1,032)	19,691
Gross liabilities	178,970	11,099	64	3,654	(1,032)	192,755
Depreciation, and amortization of land use rights and goodwill	337	122	–	16	–	475
Impairment losses recognized	3	–	–	32	–	35
Capital expenditure	614	131	1	2	(5)	743
Total other non-cash expenses charged to consolidated results	28	56	–	–	–	84

6. WRITTEN PREMIUMS AND POLICY FEES

	2004 RMB Million	2003 RMB Million
Gross written premiums, policy fees and premium deposits as reported in accordance with PRC GAAP	**65,618**	67,497
Less: Business tax and surcharges	**(739)**	(552)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**64,879**	66,945
Less: Premium deposits allocated to separate (investment-linked) accounts		
Individual life	**(2,882)**	(2,951)
Group insurance	**(534)**	(860)
Less: Premium deposits allocated to universal life contract deposits		
Individual life	**(1,333)**	–
Bancassurance	**(81)**	–
Gross written premiums and policy fees	**60,049**	63,134
Gross		
Life		
Individual life		
First year premiums and policy fees	**7,628**	9,023
Renewal premiums and policy fees	**28,321**	25,594
	35,949	34,617
Bancassurance		
First year premiums and policy fees	**5,639**	10,443
Renewal premiums and policy fees	**197**	119
	5,836	10,562
Group insurance	**8,114**	9,864
Life business gross written premiums and policy fees	**49,899**	55,043

6. WRITTEN PREMIUMS AND POLICY FEES (continued)

Gross (continued)

	2004 **RMB Million**	2003 RMB Million
Property and casualty		
Automobile insurance	**6,232**	4,589
Non-automobile insurance	**3,545**	3,351
Accident and health insurance	**373**	151
Property and casualty business gross written premiums	**10,150**	8,091
Gross written premiums and policy fees	**60,049**	63,134

Net of reinsurance premiums ceded

	2004 **RMB Million**	2003 RMB Million
Life		
Individual life	**35,668**	34,049
Bancassurance	**5,836**	10,562
Group insurance	**7,582**	9,451
	49,086	54,062
Property and casualty		
Automobile insurance	**4,902**	3,617
Non-automobile insurance	**1,654**	1,534
Accident and health insurance	**285**	121
	6,841	5,272
Net written premiums and policy fees	**55,927**	59,334

7. INVESTMENT INCOME

(1) Net investment income

	2004 RMB Million	2003 RMB Million
Interest income on fixed maturity investments		
Bonds	**3,074**	2,142
Term deposits	**3,592**	3,520
Others	**72**	118
Dividend income on equity investments		
Equity investment funds	**382**	69
Equity securities	**11**	–
Operating lease income from investment properties	**130**	99
Total	**7,261**	5,948
Yield of net investment income (% per annum)	**4.1**	4.1

The investment yield is computed geometrically using the monthly investment yields, while the monthly investment yields are, in turn, derived from the Modified Dietz method.

(2) Realized and unrealized gains/(losses)

	2004 RMB Million	2003 RMB Million
Fixed maturity investments	**22**	(8)
Equity investments	**(789)**	398
Derivative financial assets	**(6)**	–
Other investments	**–**	5
Total	**(773)**	395

(3) Total investment income

	2004 RMB Million	2003 RMB Million
Net investment income	**7,261**	5,948
Realized and unrealized gains/(losses)	**(773)**	395
Total	**6,488**	6,343
Yield of total investment income (% per annum)	**3.6**	4.5

The yield of total investment income is computed using the same method for the investment yield of net investment income.

8. OTHER INCOME

	2004 **RMB Million**	2003 RMB Million
Securities brokerage commission	**145**	26
Investment-linked business administration fees	**146**	119
Securities underwriting commission	**102**	20
Exchange gains/(losses), net	**3**	–
Interest income on due from banks	**9**	–
Others	**246**	19
Total	**651**	184

9. CLAIMS AND POLICYHOLDERS' BENEFITS

		2004	
	Gross **RMB Million**	**Ceded** **RMB Million**	**Net** **RMB Million**
Claims and claim adjustment expenses	**9,292**	**(2,307)**	**6,985**
Surrenders	**3,866**	**–**	**3,866**
Annuities	**2,287**	**–**	**2,287**
Maturities	**2,506**	**–**	**2,506**
Policyholder dividends and provisions	**822**	**–**	**822**
Interest credited to policyholders' contract deposits	**7**	**–**	**7**
Total	**18,780**	**(2,307)**	**16,473**

		2003	
	Gross RMB Million	Ceded RMB Million	Net RMB Million
Claims and claim adjustment expenses	8,958	(2,284)	6,674
Surrenders	3,010	–	3,010
Annuities	1,635	–	1,635
Maturities	2,479	–	2,479
Policyholder dividends and provisions	988	–	988
Total	17,070	(2,284)	14,786

10. OPERATING PROFIT

(1) Operating profit is arrived at after charging/(crediting) the following items:

	2004 **RMB Million**	2003 RMB Million
Employee costs, excluding directors' emoluments (10(2))	**2,720**	2,471
Depreciation of investment properties	**66**	55
Depreciation of property, plant and equipment	**460**	399
Amortization of land use rights	**19**	21
Amortization of goodwill	**24**	3
Loss on disposal of property, plant and equipment, net	**10**	2
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**73**	35
Write-back of provision for doubtful debts, net	**(39)**	–
Write-back of provision for loans	**(12)**	–
Auditors' remuneration	**10**	2
Operating lease payments in respect of land and buildings	**521**	524

(2) Employee costs, excluding directors' emoluments

	2004 **RMB Million**	2003 RMB Million
Wages, salaries and bonuses	**2,225**	2,077
Retirement benefits, social security contributions and welfare benefits	**495**	394
Total	**2,720**	2,471

11. INCOME TAXES

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	**Subsidiaries and branches**	**Tax rate**
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

	2004 **RMB Million**	2003 RMB Million
Current income tax of the Group	**572**	635
Share of tax attributable to an associate	**–**	–
Total current income tax	**572**	635
Deferred tax relating to the origination and reversal of temporary differences:		
Provision for policyholders' reserves	**(246)**	(349)
Provision for claim reserves	**(81)**	(43)
Provision for unearned premium reserves	**41**	(5)
Deferred policy acquisition costs	**339**	432
Fair value adjustment on held-for-trading investments	**7**	(25)
Others	**(31)**	(5)
Total deferred tax	**29**	5
	601	640
Less: Tax refund	**–**	(146)
Income taxes	**601**	494

11. INCOME TAXES (continued)

A numerical reconciliation between the tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

	2004 **RMB Million**	2003 RMB Million
Accounting profit before income tax and minority interests	**3,747**	2,821
Tax computed at the main applicable tax rate of 15%	**562**	423
Tax effect of income not taxable in determining taxable income	**(423)**	(215)
Tax effects of expenses not deductible in determining taxable income	**393**	225
Tax effect of higher tax rate for branches and entities (in the PRC) that are located outside the Special Economic Zones	**69**	207
Income taxes	**601**	640

12. DIVIDENDS

	2004 **RMB Million**	2003 RMB Million
Proposed dividends – RMB0.14 per ordinary share (2003: RMB0.12 per ordinary share)	**867**	592
Paid in the year	**518**	493

13. EARNINGS PER SHARE

The basic earnings per share for the year is computed by dividing the net profit for the year by the weighted average number of 5,588,324,591 shares in issue during 2004 (2003: 4,933,333,334 shares in issue as adjusted to reflect the capitalization issue on December 19, 2003).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

14. BONDS

	2004 RMB Million	2003 RMB Million
Held-to-maturity, at amortized cost	**66,618**	32,332
Loans originated, at amortized cost	**27,925**	19,170
Available-for-sale, at fair value	**15,658**	14,564
Held-for-trading, at fair value	**2,664**	2,111
Total	**112,865**	68,177
Government bonds	**70,439**	38,248
Finance bonds	**27,364**	19,155
Corporate bonds	**15,062**	10,774
Total	**112,865**	68,177
Listed	**40,479**	31,972
Unlisted	**72,386**	36,205
Total	**112,865**	68,177

15. TERM DEPOSITS, DUE FROM BANKS, AND CASH AND CASH EQUIVALENTS

The following tables set forth term deposits, due from banks, and cash and cash equivalents placed with major commercial banks in the PRC in terms of aggregates held by the Group.

	2004			
	Term deposits RMB Million	Due from banks RMB Million	Cash and cash equivalents RMB Million	Total RMB Million
Top five banks				
Bank of China Limited	**9,463**	**99**	**4,993**	**14,555**
Industrial and Commercial Bank of China	**8,518**	**–**	**1,539**	**10,057**
China Construction Bank Corporation	**8,000**	**–**	**1,149**	**9,149**
China Minsheng Banking Corp., Ltd.	**8,790**	**99**	**–**	**8,889**
Guangdong Development Bank	**8,237**	**–**	**412**	**8,649**
Other banks				
Agricultural Bank of China	**2,405**	**–**	**1,407**	**3,812**
The Hongkong and Shanghai Banking Corporation Limited	**157**	**–**	**2,830**	**2,987**
Others	**34,750**	**241**	**2,924**	**37,915**
Total	**80,320**	**439**	**15,254**	**96,013**

	2003		
	Term deposits RMB Million	Cash and cash equivalents RMB Million	Total RMB Million
Top five banks			
Bank of China Limited	10,167	1,468	11,635
China Construction Bank Corporation	9,700	837	10,537
Guangdong Development Bank	8,381	623	9,004
China Minsheng Banking Corp., Ltd.	8,847	–	8,847
Industrial and Commercial Bank of China	4,900	1,607	6,507
Other banks			
Agricultural Bank of China	1,901	776	2,677
Others	34,337	2,706	37,043
Total	78,233	8,017	86,250

16. EQUITY INVESTMENT FUNDS

	Fair value	
	2004	2003
	RMB Million	RMB Million
Available-for-sale	**2,336**	–
Held-for-trading	**3,413**	4,648
Total	**5,749**	4,648
Listed	**1,402**	1,824
Unlisted	**4,347**	2,824
Total	**5,749**	4,648

17. EQUITY SECURITIES

	2004	2003
	RMB Million	RMB Million
Available-for-sale (unlisted), at cost and net of impairment losses	**211**	200
Held-for-trading (listed), at fair value	**55**	40
Total	**266**	240

18. DERIVATIVE FINANCIAL ASSETS

	Fair value	
	2004	2003
	RMB Million	RMB Million
Options embedded in convertible bonds	**62**	–

19. INVESTMENTS IN SUBSIDIARIES

Particulars of the Company's principal subsidiaries as of December 31, 2004 are set out below:

Name	Date/place of incorporation	Attributable equity Interest Direct	Attributable equity Interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life	December 17, 2002 The PRC	99.00%	–	3,800,000,000	Life insurance activities
Ping An Property & Casualty	December 24, 2002 The PRC	99.00%	–	1,600,000,000	Property and casualty insurance activities
Ping An Trust	November 19, 1984 The PRC	99.26%	–	2,700,000,000	Investment and financing activities
Ping An Securities	July 18, 1996 The PRC	–	74.44%	1,000,000,000	Security investment and brokerage activities
Ping An Bank	January 8, 1993 The PRC	–	72.46%	US$50,000,000	Banking activities
Ping An Annuity	December 13, 2004 The PRC	95.00%	4.95%	300,000,000	Annuity insurance activities
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	–	HK$55,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	–	75.00%	HK$80,000,000	Property and casualty insurance activities
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	–	99.26%	30,000,000	Futures brokerage activities
Ping An Industries	November 24, 1992 The PRC	–	99.26%	20,000,000	Investment activities
Ping An Property	January 6, 1995 The PRC	–	99.26%	20,000,000	Property management
Beijing Ping An Real Estate Development Co., Ltd.	January 18, 1994 The PRC	–	99.00%	US$12,000,000	Development of property in Beijing (completed)
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	–	74.25%	US$5,000,000	Development of property in Fuzhou (completed)

20. INVESTMENT IN AN ASSOCIATE

Details of the principal associate of the Group are as follows:

Name	Date/place of incorporation	Attributable equity interest Indirect	Registered and paid-up capital RMB	Principal activities
Zhong An Pawn Shop Co., Ltd.	March 28, 1993 The PRC	29.78%	10,000,000	Pawning activities

21. INVESTMENT PROPERTIES

	2004 RMB Million	2003 RMB Million
Cost		
Beginning of year	**1,670**	1,791
Transfer from property, plant and equipment	**384**	–
Transfer to property, plant and equipment	**(85)**	(121)
End of year	**1,969**	1,670
Accumulated depreciation and impairment losses		
Beginning of year	**337**	297
Charge for the year	**66**	55
Transfer to property, plant and equipment	**(13)**	(35)
Impairment losses	**75**	20
End of year	**465**	337
Net book value		
End of year	**1,504**	1,333
Beginning of year	**1,333**	1,494
Fair value	**1,891**	1,643

The Group is still in the process of applying for title certificates for investment properties with a net book value of RMB384 million as of December 31, 2004 (2003: RMB474 million).

The fair value of the investment properties as of December 31, 2004 was estimated by the directors of the Company having regard to a valuation as of March 31, 2004 performed by a firm of independent valuers.

22. PREMIUM RECEIVABLES

	2004 RMB Million	2003 RMB Million
Premium receivables	**681**	529
Less: Provision for doubtful receivables	**(64)**	(90)
Premium receivables, net	**617**	439

Provision is made on a periodic basis for the amounts that are considered uncollectible. The credit terms available to property and casualty insurance customers is generally for a period of one month, extending up to five months for major customers. Overdue balances are reviewed regularly by senior management.

An aging analysis of premium receivables is as follows:

	2004 RMB Million	2003 RMB Million
Within 3 months	**543**	381
Over 3 and within 6 months	**62**	54
Over 6 and within 12 months	**12**	3
Over 12 months	**–**	1
Total	**617**	439

The Group has relevant credit control procedures for premium receivables aged over the credit terms provided to the policyholders.

23. INTEREST RECEIVABLES

Group

	2004 RMB Million	2003 RMB Million
Interest receivables	**382**	316
Less: Provision for doubtful receivables	**–**	–
Interest receivables, net	**382**	316

23. INTEREST RECEIVABLES (continued)

Company

	2004 RMB Million	2003 RMB Million
Interest receivables	**126**	10
Less: Provision for doubtful receivables	**–**	–
Interest receivables, net	**126**	10

Provision is made on the amounts of receivables that are considered uncollectible. Interest receivables are expected to be recovered within one year.

24. REINSURANCE ASSETS

	2004 RMB Million	2003 RMB Million
Ceded unearned premiums reserves	**2,500**	2,521
Anticipated claims recoverable from reinsurers in respect of outstanding claims	**1,742**	1,338
Due from reinsurance companies in respect of claims paid and other balances	**114**	44
Total	**4,356**	3,903

25. DEFERRED POLICY ACQUISITION COSTS

	RMB Million
As of January 1, 2003	17,476
Deferred	7,483
Amortized	(4,598)
As of December 31, 2003	20,361
Deferred	6,875
Amortized	(4,614)
As of December 31, 2004	22,622

26. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold improvements RMB Million	Buildings RMB Million	Office equipment, furniture and fixtures RMB Million	Motor vehicles RMB Million	Total RMB Million
Cost					
Beginning of year	667	2,530	1,339	433	4,969
Additions	25	119	161	69	374
Acquisition of Ping An Bank	–	–	2	1	3
Transfer to investment properties	–	(384)	–	–	(384)
Transfer from investment properties	–	85	–	–	85
Disposals	–	(14)	(76)	(55)	(145)
End of year	692	2,336	1,426	448	4,902
Accumulated depreciation and impairment losses					
Beginning of year	399	326	767	330	1,822
Charges for the year	124	100	201	35	460
Acquisition of Ping An Bank	–	–	1	1	2
Disposals	–	(3)	(60)	(50)	(113)
Transfer from investment properties	–	13	–	–	13
Impairment losses	–	22	(39)	–	(17)
End of year	523	458	870	316	2,167
Net book value					
End of year	169	1,878	556	132	2,735
Beginning of year	268	2,204	572	103	3,147

The Group is still in the process of applying for the title certificates for its buildings with a net book value of RMB282 million as of December 31, 2004 (2003: RMB418 million).

26. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Office equipment, furniture and fixtures RMB Million
Cost	
Beginning of year	5
Additions	8
End of year	13
Accumulated depreciation and impairment losses	
Beginning of year	3
Charges for the year	1
End of year	4
Net book value	
End of year	9
Beginning of year	2

27. CONSTRUCTION-IN-PROGRESS

	2004 RMB Million	2003 RMB Million
Cost		
Beginning of year	**157**	202
Additions	**122**	155
Transfer to fixed assets	**(49)**	(103)
Disposals	**–**	(97)
End of year	**230**	157
Accumulated impairment losses		
Beginning of year	**11**	59
Provision for the year	**15**	(8)
Disposals	**–**	(40)
End of year	**26**	11
Net book value		
End of year	**204**	146
Beginning of year	**146**	143

Construction-in-progress mainly represents construction costs on properties.

28. LAND USE RIGHTS

Land use rights are acquired under PRC laws for fixed periods, and the related cost is amortized on a straight-line basis. All of the Group's land use rights are related to lands located in the PRC. The net book value of the land use rights as of December 31, 2004 is expected to be amortized over the lease terms ranging from 50 to 70 years (2003: 50 to 70 years).

The Group is still in the process of applying for the title certificates for land use rights with a net book value of RMB644 million as of December 31, 2004 (2003: RMB636 million). Out of this amount, RMB552 million (2003: RMB543 million) represents costs incurred to acquire lands in Shanghai for the construction of new properties. In the opinion of the Company's management, adequate provision for impairment losses has been made for land use rights without title certificates as of December 31, 2004.

29. GOODWILL

	2004 RMB Million	2003 RMB Million
Cost		
Beginning of year	**244**	–
Addition	**105**	244
End of year	**349**	244
Accumulated amortization and impairment losses		
Beginning of year	**3**	–
Amortization for the year	**24**	3
End of year	**27**	3
Net book value		
End of year	**322**	241
Beginning of year	**241**	–

30. DEFERRED INCOME TAX ASSETS/LIABILITIES

	2004 RMB Million	2003 RMB Million
Net deferred income tax assets, beginning of year	**293**	199
Recognized as income or expenses during the year	**(29)**	(5)
Recognized in equity during the year	**88**	99
Net deferred income tax assets, end of year	**352**	293
Deferred income tax assets		
Provision for policyholders' reserves	**3,390**	3,144
Provision for claim reserves	**167**	86
Provision for unearned premium reserves	**42**	72
Fair value adjustment on held-for-trading and available-for-sale investments	**122**	41
Others	**38**	19
Total	**3,759**	3,362
Deferred income tax liabilities		
Deferred policy acquisition costs	**3,393**	3,054
Provision for unearned premium reserves	**11**	–
Others	**3**	15
Total	**3,407**	3,069

31. STATUTORY DEPOSITS

	2004 RMB Million	2003 RMB Million
Ping An Life	**760**	760
Ping An Property & Casualty	**440**	440
Total	**1,200**	1,200

Ping An Life and Ping An Property & Casualty have made statutory deposits of RMB760 million and RMB440 million, respectively, with PRC banks as of December 31, 2004. Such deposits are made in accordance with the PRC Insurance Law based on not less than 20% of the respective registered capital of the said subsidiaries of the Company.

31. STATUTORY DEPOSITS (continued)

	2004 RMB Million	2003 RMB Million
Maturing:		
Within 1 year	**300**	–
1 – 5 years	**900**	1,200
Total	**1,200**	1,200

32. SHARE CAPITAL

	Number of shares registered, issued and fully paid at nominal value RMB1 each	Nominal value of share capital RMB Million
As of January 1, 2004	4,933,333,334	4,933
Issued on initial public offering	1,261,720,000	1,262
As of December 31, 2004	6,195,053,334	6,195

On June 24, 2004, 1,261,720,000 ordinary shares of RMB1 each were issued at HKD10.33 (equivalent to approximately RMB10.96) each for a total cash consideration, before issue expenses, of RMB13,826 million through an initial public offering.

On December 19, 2003, the Company's paid-in capital was increased to RMB4,933,333,334 by the creation of 2,466,666,667 additional shares of nominal value RMB1 each. Such additional shares were credited as fully paid by capitalization of the Company's capital reserve in the amount of RMB2,466,666,667.

33. RESERVES

Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the financial statements.

Company

		Reserves						
	Notes	Capital reserve RMB Million	Revenue reserve fund RMB Million	Common welfare fund RMB Million	General reserve RMB Million	Net unrealized gains/ (losses) RMB Million	Retained profits RMB Million	Total RMB Million
Balance, January 1, 2003		5,284	2,880	381	395	–	280	9,220
Transfer from capital reserve to share capital		(2,466)	–	–	–	–	–	(2,466)
Net profit for the year ended December 31, 2003		–	–	–	–	–	2,320	2,320
Net losses on available-for-sale investments		–	–	–	–	(768)	–	(768)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	107	–	107
Deferred tax recognized, net	30	–	–	–	–	99	–	99
Appropriation to discretionary reserve		–	1,057	–	–	–	(1,057)	–
2002 dividends declared		–	–	–	–	–	(493)	(493)
Appropriations to statutory reserves		–	211	105	–	–	(316)	–
Balance, December 31, 2003		2,818	4,148	486	395	(562)	734	8,019
Issue of shares through initial public offering	32	12,564	–	–	–	–	–	12,564
Share issue expenses		(547)	–	–	–	–	–	(547)
Net profit for the year ended December 31, 2004		–	–	–	–	–	3,116	3,116
Net losses on available-for-sale investments		–	–	–	–	(659)	–	(659)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	69	–	69
Deferred tax recognized, net	30	–	–	–	–	88	–	88
2003 dividends declared		–	–	–	–	–	(592)	(592)
Appropriations to statutory reserves		–	261	130	–	–	(391)	–
Balance, December 31, 2004		14,835	4,409	616	395	(1,064)	2,867	22,058

33. RESERVES (continued)

According to the PRC Company Law and the Company's Articles of Association, the Company shall set aside 10% of its net profit determined in its statutory financial statements, prepared in accordance with PRC GAAP, to a statutory revenue reserve fund until the fund has reached 50% of the Company's registered share capital. Similarly, not less than 5% of the said net profit shall be set aside to the statutory common welfare fund. The Company may also make appropriations from its net profit to the discretionary revenue reserve fund and general reserve provided the appropriations are approved by a resolution of the shareholders. These reserves cannot be used for purposes other than those for which they are created.

Profits are used against prior year losses before allocations to the statutory revenue reserve fund or the statutory common welfare fund. The statutory common welfare fund is used for the collective welfare of the staff of the Group.

General reserve can be set aside to cover unexpected significant losses incurred by subsidiaries involved in insurance, trust, security investment and brokerage, and banking business, respectively.

Capital reserve mainly represents share premium arising from the issuance of shares.

Subject to resolutions passed in shareholders' meetings, the statutory revenue reserve, discretionary revenue reserve and capital reserve can be transferred to share capital. The balance of the statutory revenue reserve after transfers to share capital should not be less than 25% of the registered capital.

In accordance with the relevant regulations, after the Company's initial public offering, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lower of (i) the retained profits determined in accordance with PRC GAAP and (ii) the retained profit determined in accordance with IFRS.

As approved by the resolutions passed in the directors' meetings, profit appropriations of the Company for the years ended December 31, 2003 and 2004 are as follows:

	2004	2003
	RMB Million	RMB Million
Appropriation to statutory revenue reserve	**261**	211
Appropriation to statutory common welfare fund	**130**	105
Cash dividends proposed	**867**	592

The profit appropriation for the year ended December 31, 2003 was approved in the shareholders' meeting and by CIRC during 2004.

33. RESERVES (continued)

According to the Company's Articles of Association, the Company has to make appropriations to the statutory revenue reserve and statutory common welfare fund as of each financial year end. Accordingly, the above appropriations to the statutory revenue reserve and statutory common welfare fund were incorporated in the consolidated financial statements for the years ended December 31, 2003 and 2004, respectively. The declaration of cash dividends for the years ended December 31, 2003 and 2004 were/will be made and approved subsequent to December 31, 2003 and 2004, and accordingly were/will be recorded in the consolidated financial statements for the respective subsequent year.

34. CUSTOMERS' DEPOSITS

The customers' deposits as of December 31, 2004 represented customers' funds placed with Ping An Securities and Ping An Bank.

35. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The carrying value of the fixed maturity securities, which are pledged as collateral for the collateralized borrowings of the Group, exceeds the amount of borrowings by approximately 10%. Such bonds cannot be sold or repledged by the lender in the absence of default.

36. INSURANCE GUARANTEE FUND

According to the relevant regulations, during 2004, Ping An Life and Ping An Property & Casualty are required to provide for an insurance guarantee fund at 1% of the net premiums of property and casualty insurance, accident insurance, short-term health insurance, etc. For Ping An Property & Casualty, no additional provision is required when the accumulated balance of the provision reaches 6% of its total assets as determined in accordance with PRC GAAP.

According to a CIRC directive issued on December 30, 2004, in addition to the insurance guarantee fund provided on the above basis, Ping An Life should, starting from 2005, provide for insurance guarantee fund at 0.15% of the net premiums of long term life insurance with guaranteed investment returns and long term health insurance, and at 0.05% of the net premiums of other long term life insurance. No additional provision is required when the accumulated balance of Ping An Life's provision reaches 1% of its total assets as determined in accordance with PRC GAAP.

The accumulated balance of the insurance guarantee fund as of December 31, 2004 should be paid to the CIRC by December 31, 2005.

37. POLICYHOLDERS' CONTRACT DEPOSITS

Policyholders' contract deposits represent the accumulation of premiums received from universal life contracts less charges plus interest credited.

38. UNEARNED PREMIUM RESERVES

	2004		
	Property and casualty RMB Million	**Life RMB Million**	**Total RMB Million**
Gross	**7,571**	**1,901**	**9,472**
Ceded	**(2,146)**	**(354)**	**(2,500)**
Net	**5,425**	**1,547**	**6,972**

	2003		
	Property and casualty RMB Million	Life RMB Million	Total RMB Million
Gross	6,353	1,949	8,302
Ceded	(2,005)	(516)	(2,521)
Net	4,348	1,433	5,781

39. CLAIM RESERVES AND CLAIMS RECOVERABLE

	Property and casualty RMB Million	**Life RMB Million**	**Total RMB Million**
As of January 1, 2004			
Gross claim reserves	**3,155**	**1,662**	**4,817**
Less: Reinsurance recoverable	**(1,178)**	**(160)**	**(1,338)**
Net claim reserves	**1,977**	**1,502**	**3,479**
Add: Claims and claim adjustment expenses incurred, net	**4,440**	**2,545**	**6,985**
Less: Claims and claim adjustment expenses paid, net	**(3,552)**	**(2,012)**	**(5,564)**
As of December 31, 2004			
Net claim reserves	**2,865**	**2,035**	**4,900**
Add: Reinsurance recoverable	**1,559**	**183**	**1,742**
Gross claim reserves	**4,424**	**2,218**	**6,642**

39. CLAIM RESERVES AND CLAIMS RECOVERABLE (continued)

	Property and casualty RMB Million	Life RMB Million	Total RMB Million
As of January 1, 2003			
Gross claim reserves	2,263	573	2,836
Less: Reinsurance recoverable	(703)	(73)	(776)
Net claim reserves	1,560	500	2,060
Add: Claims and claim adjustment expenses incurred, net	3,960	2,714	6,674
Less: Claims and claim adjustment expenses paid, net	(3,543)	(1,712)	(5,255)
As of December 31, 2003			
Net claim reserves	1,977	1,502	3,479
Add: Reinsurance recoverable	1,178	160	1,338
Gross claim reserves	3,155	1,662	4,817

40. POLICYHOLDERS' RESERVES

The liabilities for future life policyholder benefits are accrued when premium income is recognized, based on the present value of estimated future policy benefits and payments less the present value of estimated future net premiums to be collected from policyholders. These estimates are based on the following assumptions:

(a) Interest rates are based on management's estimates of future yields on the Group's investments. In determining the interest rate assumptions, the Company considers past investment experience, the current and future asset allocation and expected return for each asset class. As of December 31, 2004, for the purposes of gross premium reserve valuation and liability adequacy test on a portfolio basis, the best estimate interest rate is assumed to be 4.75% (2003: 5%).

(b) Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions are based on experience studies of the Company's actual experience.

(c) The assumption for policy administration expenses is determined based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience.

40. POLICYHOLDERS' RESERVES (continued)

(d) The amount of policyholder dividends to be paid is determined on an annual basis. Policyholder dividends are determined based on the insurance contracts, relevant regulations and the Group's distribution basis, and comprise life policyholders' share of net income and allowable unrealized gains of investments. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to the relevant regulations.

41. ASSETS MANAGED UNDER TRUST

Ping An Trust and Ping An Securities collect and manage cash investments on behalf of external third parties. The total assets held in trust are as follows:

	2004	2003
	RMB Million	RMB Million
Ping An Trust	**1,084**	189
Ping An Securities	–	112

42. FINANCIAL RISK MANAGEMENT

Product risk

Product risk is the risk of loss due to actual experience emerging differently from the assumed when the product was designed and priced, as a result of investment returns, expenses, claims, and policyholder behavior. The Group controls this risk through closely monitoring its product designing, pricing, and actual claims experience. Product risk is also mitigated through the use of aggregate retention limits and through catastrophe reinsurance.

Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permit, however, the Group intends to lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rate.

Market risk

Market risk is the risk of potential loss to future earnings, fair values or future cash flows that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices and other factors that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments.

42. FINANCIAL RISK MANAGEMENT (continued)

Credit risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make any payment of principal or interest when due, in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, investments in bonds issued by PRC companies and reinsurance arrangements with reinsurers. The Group mitigates credit risk by utilizing detailed credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits within its investment portfolio.

Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds to meet the Group's obligations as they become due. The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies.

Concentration risk

Concentration risk is the risk of incurring a major loss as a result of having a significant portion of the Group's investments concentrated in a single entity, group of related entities or industry segment. The Group seeks to control concentration risk by limiting the amount of investment in any single entity or group of related entities.

Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

43. FINANCIAL INSTRUMENTS

(1) Maturity profile

Bonds

	2004 Held-to-maturity RMB Million	Loans originated RMB Million	Available-for-sale RMB Million	Held-for-trading RMB Million	Total RMB Million
Within 1 year	**76**	**1,626**	**–**	**984**	**2,686**
1 – 2 years	**132**	**–**	**315**	**120**	**567**
2 – 3 years	**1,388**	**282**	**906**	**43**	**2,619**
3 – 4 years	**3,823**	**562**	**1,080**	**576**	**6,041**
4 – 5 years	**2,367**	**1,473**	**3,882**	**201**	**7,923**
More than 5 years	**56,909**	**21,871**	**6,658**	**367**	**85,805**
Floating rate	**1,923**	**2,111**	**2,817**	**373**	**7,224**
Total	**66,618**	**27,925**	**15,658**	**2,664**	**112,865**
Effective interest rate (% per annum)	**1.95-7.02**	**1.90-6.31**	**1.90-6.27**	**2.53-6.15**	**1.90-7.02**

	2003 Held-to-maturity RMB Million	Loans originated RMB Million	Available-for-sale RMB Million	Held-for-trading RMB Million	Total RMB Million
Within 1 year	285	496	6,447	1,098	8,326
1 – 2 years	1	1,626	–	–	1,627
2 – 3 years	134	–	30	–	164
3 – 4 years	1,240	282	129	–	1,651
4 – 5 years	3,185	777	835	527	5,324
More than 5 years	25,880	14,186	4,714	225	45,005
Floating rate	1,607	1,803	2,409	261	6,080
Total	32,332	19,170	14,564	2,111	68,177
Effective interest rate (% per annum)	1.95-5.13	1.00-5.10	1.90-5.08	2.53-3.72	1.00-5.13

Interest on bonds with floating rate is repriced at intervals of no more than one year.

43. FINANCIAL INSTRUMENTS (continued)

(1) Maturity profile (continued)

Other loans originated

Group

	2004			
	Term deposits RMB Million	**Policy loans RMB Million**	**Loans and advances to customers RMB Million**	**Due from banks RMB Million**
Within 1 year	**8,549**	**545**	**63**	**352**
1 – 2 years	**16,079**	**–**	**–**	**62**
2 – 3 years	**26,962**	**–**	**39**	**25**
3 – 4 years	**10,550**	**–**	**–**	**–**
4 – 5 years	**857**	**–**	**–**	**–**
More than 5 years	**17,323**	**–**	**28**	**–**
Total	**80,320**	**545**	**130**	**439**
Effective interest rate (% per annum)	**1.45-8.80**	**5.50-7.50**	**2.77-5.85**	**2.05-3.03**

	2003			
	Term deposits RMB Million	Securities purchased under agreements to resell RMB Million	Policy loans RMB Million	Loans and advances to customers RMB Million
Within 1 year	3,689	2,968	297	21
1 – 2 years	5,580	–	–	–
2 – 3 years	17,201	–	–	–
3 – 4 years	29,620	–	–	–
4 – 5 years	10,570	–	–	–
More than 5 years	11,573	–	–	–
Total	78,233	2,968	297	21
Effective interest rate (% per annum)	0.50-7.50	2.46-7.50	5.50-7.50	15.00-30.00

43. FINANCIAL INSTRUMENTS (continued)

(1) Maturity profile (continued)

Other loans originated (continued)

Company

	Term deposits	
	2004	2003
	RMB Million	RMB Million
Within 1 year	**105**	323
2 – 3 years	**250**	–
More than 5 years	**10,271**	4,388
Total	**10,626**	4,711
Effective interest rate (% per annum)	**1.98-8.80**	0.55-5.77

Financial liabilities

	2004		2003	
	Customers' deposits RMB Million	**Securities sold under agreements to repurchase RMB Million**	Customers' deposits RMB Million	Securities sold under agreements to repurchase RMB Million
Within 1 year	**1,849**	**601**	2,304	200
Effective interest rate (% per annum)	**0.00-3.60**	**1.90-2.40**	0.72-1.62	2.14

43. FINANCIAL INSTRUMENTS (continued)

(2) Fair value

Set out below is a comparison by category of carrying amounts and estimated fair values of the Group's major financial instruments.

	Carrying amounts		Estimated fair values	
	2004	2003	**2004**	2003
	RMB Million	RMB Million	**RMB Million**	RMB Million
Financial assets				
Fixed maturity investments				
Bonds	**112,865**	68,177	**108,715**	67,142
Term deposits	**80,320**	78,233	**80,320**	78,233
Policy loans	**545**	297	**545**	297
Securities purchased under agreements to resell	**–**	2,968	**–**	2,968
Loans and advances to customers	**130**	21	**130**	21
Equity investments				
Equity investment funds	**5,749**	4,648	**5,749**	4,648
Equity securities	**266**	240	**266**	240
Derivative financial assets	**62**	–	**62**	–
Cash and cash equivalents	**15,254**	8,017	**15,254**	8,017
Due from banks	**439**	–	**439**	–
Financial liabilities				
Customers' deposits	**1,849**	2,304	**1,849**	2,304
Securities sold under agreements to repurchase	**601**	200	**601**	200

The methods and assumptions used by the Group in estimating the fair values of the financial instruments are:

(a) Fixed maturity investments: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from discounted cash flow models using current market yield rate of comparable investments.

(b) Equity securities: fair values are based on quoted market prices except, certain common stocks, which are carried at cost as a reasonable estimate of their fair value.

(c) Derivative financial assets: fair value represents the difference between the fair value of the hybrid convertible bond and the fair value of the host bond without embedded options.

(d) Other assets and liabilities as shown above: carrying amounts of these assets and liabilities approximate their fair values.

44. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(1) Reconciliation from profit before tax and minority interests to cash flows from operating activities:

	Notes	2004 RMB Million	2003 RMB Million
Profit before tax and minority interests		**3,747**	2,821
Adjustments for:			
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	10(1)	**73**	35
Depreciation and amortization	10(1)	**569**	475
Loss on disposal of property, plant and equipment	10(1)	**10**	2
Net investment income	7(1)	**(7,261)**	(5,948)
Realized and unrealized losses/(gains)	7(2)	**773**	(395)
Share of profits of an associate		**–**	(5)
Write-back of provision for doubtful debts, net	10(1)	**(39)**	–
Write-back of provision for loans	10(1)	**(12)**	–
Finance costs		**42**	224
Operating loss before working capital changes		**(2,098)**	(2,791)

44. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

(1) Reconciliation from profit before tax and minority interests to cash flows from operating activities: (continued)

	2004 RMB Million	2003 RMB Million
Operating loss before working capital changes	**(2,098)**	(2,791)
Changes in operational assets and liabilities:		
Decrease in due from banks	**20**	–
Increase in premium receivables	**(152)**	(47)
Increase in reinsurance assets	**(453)**	(966)
Increase in statutory deposits	**–**	(756)
Increase in deferred policy acquisition costs	**(2,261)**	(2,885)
Decrease/(increase) in other assets	**341**	(250)
Decrease in customers' deposits	**(457)**	(188)
Decrease in premiums received in advance	**(502)**	(475)
Increase/(decrease) in commission payable	**59**	(47)
Increase in claim reserves	**1,825**	1,981
Decrease in due to reinsurers	**(105)**	(13)
Increase in policyholders' contract deposits	**1,411**	–
Increase in unearned premium reserves	**1,170**	888
Increase in policyholders' reserves	**33,967**	40,417
Increase in policyholder dividend payable and provisions	**788**	424
Increase in insurance guarantee fund	**117**	84
Increase in other liabilities	**1,108**	595
Cash generated from operations	**34,778**	35,971
Income taxes refunded	**–**	146
Income taxes paid	**(408)**	(939)
Net cash inflows from operating activities	**34,370**	35,178

44. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

(2) As disclosed in Note 4(a), in 2004, Ping An Trust acquired a 50% equity interest in Ping An Bank. Details of the acquisition are summarized as follows:

	RMB Million
Assets acquired:	
Cash on hand	**1**
Due from banks	**459**
Loans and advances, net	**3**
Other assets	**1**
	464
Liabilities assumed:	
Customers' deposits	**2**
Other liabilities	**191**
	193
Net assets	**271**
50% equity interest in net assets acquired	**135**
Add: Goodwill recognized on acquisition of equity interest in Ping An Bank	**16**
Less: Cash consideration partially paid in 2003	**(45)**
Cash consideration paid in 2004	**106**
Analysis of the net inflow of cash and cash equivalents in connection with the acquisition of equity interest in Ping An Bank:	
Cash and cash equivalents acquired	**401**
Cash consideration paid in 2004	**(106)**
Net inflow of cash and cash equivalents in connection with the acquisition of equity interest in Ping An Bank	**295**

44. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

(3) As disclosed in Notes 4(e), Ping An Trust acquired 10.88% equity interest in Ping An Securities from certain of its shareholders. Upon completion of such transfer, the equity interest of Ping An Securities held by the Company was further increased to 74.44%. Details of the acquisition are summarized as follows:

	RMB Million
Net assets	**631**
10.88% equity interest in net assets	**69**
Add: Goodwill recognized on additional equity interest in Ping An Securities	**89**
Cash consideration paid	**158**

45. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The Group had the following significant transactions with Ping An Securities until it became a subsidiary of the Group on October 22, 2003:

Recurring transactions	2003 RMB Million
Securities commissions paid	6
Interest income for dealing deposits placed	19
Bonds purchased	314
Rental income received	2

In the opinion of the directors, the above transactions are conducted in the normal course of the Group's business.

45. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(2) Details of the directors' and the supervisors' remuneration are as follows:

	2004			
	Fees RMB'000	Salaries, allowance and other benefits RMB'000	Contribution to pension scheme RMB'000	Total RMB'000
Current directors				
MA Mingzhe	–	11,688	16	11,704
SUN Jianyi	–	1,714	19	1,733
LI Heihu	–	–	–	–
GAO Lei	–	–	–	–
HUANG Jianping	–	–	–	–
LIU Haifeng David	–	–	–	–
Henry CORNELL	–	–	–	–
LIN Yu Fen	–	–	–	–
CHEUNG Lee Wah	–	–	–	–
Anthony Philip HOPE	–	–	–	–
YIP Dicky Peter	–	–	–	–
LIN Lijun	–	348	19	367
FAN Gang	–	424	19	443
DOU Wenwei	–	218	18	236
SHI Yuxin	–	–	–	–
HU Aimin	–	–	–	–
BAO Youde	60	–	–	60
KWONG Che Keung Gordon	200	–	–	200
CHEUNG Wing Yui	200	–	–	200
Sub-total	460	14,392	91	14,943
Past director				
PAN Guangqian	–	399	1	400

During 2004, 6.09 million share appreciation right units were granted to the two executive directors of the Company.

45. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(2) Details of the directors' and the supervisors' remuneration are as follows: (continued)

	2004			
	Fees RMB'000	Salaries, allowance and other benefits RMB'000	Contribution to pension scheme RMB'000	Total RMB'000
Current supervisors				
XIAO Shaolian	200	–	–	200
SUN Fuxin	40	–	–	40
CHEN Shangwu	40	–	–	40
DUAN Weihong	–	–	–	–
ZHOU Fulin	–	–	–	–
CHEN Bohai	–	–	–	–
SONG Liankun	–	263	1	264
HE Peiquan	–	296	1	297
HE Shi	–	441	19	460
Sub-total	280	1,000	21	1,301
Past supervisors				
YANG Xiuli	–	736	18	754
CHEN Kexiang	–	734	19	753
LIU Yigong	–	638	18	656
XIAO Wei	–	374	19	393
LEI Lui	–	475	20	495
Sub-total	–	2,957	94	3,051
Total	740	18,748	207	19,695

45. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(2) Details of the directors' and the supervisors' remuneration are as follows: (continued)

	2003			
	Fees RMB'000	Salaries, allowance and other benefits RMB'000	Contribution to pension scheme RMB'000	Total RMB'000
Current directors				
MA Mingzhe	–	9,980	14	9,994
SUN Jianyi	–	1,895	16	1,911
LI Heihu	–	–	–	–
GAO Lei	–	–	–	–
HUANG Jianping	–	–	–	–
LIU Haifeng David	–	–	–	–
Henry CORNELL	–	–	–	–
LIN Yu Fen	–	–	–	–
CHEUNG Lee Wah	–	–	–	–
Anthony Philip HOPE	–	–	–	–
YIP Dicky Peter	–	–	–	–
LIN Lijun	–	328	16	344
FAN Gang	–	431	16	447
DOU Wenwei	–	190	15	205
SHI Yuxin	–	–	–	–
HU Aimin	–	–	–	–
BAO Youde	45	–	–	45
KWONG Che Keung Gordon	150	–	–	150
CHEUNG Wing Yui	150	–	–	150
Sub-total	345	12,824	77	13,246
Past director				
PAN Guangqian	–	398	–	398

45. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(2) Details of the directors' and the supervisors' remuneration are as follows: (continued)

	2003			
	Fees RMB'000	Salaries, allowance and other benefits RMB'000	Contribution to pension scheme RMB'000	Total RMB'000
Current supervisors				
XIAO Shaolian	150	–	–	150
SUN Fuxin	30	–	–	30
CHEN Shangwu	30	–	–	30
DUAN Weihong	–	–	–	–
ZHOU Fulin	–	–	–	–
CHEN Bohai	–	–	–	–
SONG Liankun	–	289	–	289
HE Peiquan	–	311	–	311
HE Shi	–	426	16	442
Sub-total	210	1,026	16	1,252
Past supervisors				
YANG Xiuli	–	734	16	750
CHEN Kexiang	–	634	16	650
LIU Yigong	–	582	16	598
XIAO Wei	–	369	17	386
LEI Lui	–	239	14	253
Sub-total	–	2,558	79	2,637
Total	555	16,806	172	17,533

45. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(3) The five individuals whose emoluments were the highest in the Group include one (2003: one) director whose emolument is reflected in the analysis presented above.

Details of emoluments of the remaining four (2003: four) highest paid individuals are as follows:

	2004 **RMB Million**	2003 RMB Million
Salaries, allowances and other benefits	**37**	24

The number of non-director, highest paid individuals whose emoluments fell within the following bands is as follows:

	2004	2003
RMB3,500,001 – RMB4,000,000	**–**	1
RMB4,000,001 – RMB4,500,000	**–**	1
RMB6,000,001 – RMB6,500,000	**1**	–
RMB7,000,001 – RMB7,500,000	**1**	1
RMB8,500,001 – RMB9,000,000	**1**	–
RMB9,000,001 – RMB9,500,000	**–**	1
RMB13,500,001 – RMB14,000,000	**1**	–

During 2004, 3.85 million share appreciation right units were granted to the above highest paid non-director individuals.

The Company has no contributions to pension scheme for the above highest paid non-director individuals.

(4) During the year, no emoluments were paid by the Group to the directors, the supervisors or the other highest paid, non-director employees as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office. No director or supervisor waived or agreed to waive any emoluments during the year.

(5) The compensation expenses for share appreciation rights granted to the directors, supervisors and highest paid individuals are not included in the above analysis.

46. COMMITMENTS

(1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	2004 RMB Million	2003 RMB Million
Contracted, but not provided for	**150**	282
Authorized, but not contracted for	**3,312**	2,110

(2) Operating lease commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

	2004 RMB Million	2003 RMB Million
Within 1 year	**344**	355
1 – 5 years	**434**	310
More than 5 years	**21**	11
	799	676

(3) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

	2004 RMB Million	2003 RMB Million
Within 1 year	**68**	65
1 – 5 years	**41**	53
More than 5 years	**–**	2
	109	120

47. EMPLOYEE BENEFITS

(1) Pension

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(2) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(3) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(4) Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. No shares will be issued under this scheme. The rights will be granted in units with each unit representing one H share of the Company after its initial public offering in Hong Kong. The rights to the units will be issued in the next five years and can be exercised since the fourth anniversary of the grant. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of the H share at the time of exercise.

During 2004, the Company granted 41.92 million share appreciation right units to eligible employees. The Company recognizes compensation expenses for such share appreciation rights over the applicable vesting period. Such compensation expenses recognized during the year amounted to RMB29 million.

48. CONTINGENT LIABILITIES

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account of legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

49. POST BALANCE SHEET EVENTS

A Level I American Depositary Receipt program in respect of the Company's H shares was established on March 28, 2005. American Depositary Shares evidenced by American Depositary Receipts are traded under the symbol "PNGAY" in the over-the-counter markets in the United States. Each American Depositary Share represents 20 H shares.

On April 4, 2005, Ping An Trust entered into the Capital Increase Agreement with Ping An Securities, pursuant to which the registered capital of Ping An Securities would be increased from RMB1 billion to RMB1.3 billion by RMB300 million contributed wholly by Ping An Trust subject to the approval of the relevant PRC authorities.

On April 18, 2005, the Company proposed a final dividend of RMB14 cents per ordinary share, The proposed dividend is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

50. COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform with current year's presentation. These reclassifications mainly include:

- reclassification to present investment assets and investment income by category of investments;
- reclassification to present unearned premium reserves on a gross basis;
- reclassification of loss adjustment expenses from general and administrative expenses to claims and policyholders' benefits; and
- reclassification to include policyholder dividends and provisions in claims and policyholders' benefits.

51. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements have been approved and authorized for issue by the Company's directors on April 18, 2005.

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. ("the Company") will be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2004.

2. To consider and approve the report of the supervisory committee of the Company for the year ended December 31, 2004.

3. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2004.

4. To consider and approve the profit distribution plan and the recommendation for dividend for the year ended December 31, 2004.

5. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

6. To consider and approve the appointment of Mr. Chen Hongbo (陳洪博) as a non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.

7. To consider and approve the appointment of Mr. Chow Wing Kin, Anthony (周永健) as an independent non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.

8. To consider and approve the increase of the annual independent non-executive directors' fees from RMB60,000 to RMB150,000 for each domestic independent non-executive director of the Company and from RMB200,000 to RMB300,000 for each foreign independent non-executive director of the Company.

9. To consider and approve the increase of the annual independent supervisors' fees from RMB40,000 to RMB60,000 for each independent supervisor of the Company and from RMB200,000 to RMB250,000 for the independent supervisor of the Company who also holds the office of the chairman of the supervisory committee of the Company.

10. To consider and approve the adjustment to the investment limits of the Board of Directors.

AS SPECIAL RESOLUTIONS

11. To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"**THAT**

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's

Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional domestic shares and H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) each of the aggregate nominal amounts of domestic shares and H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of each of the aggregate nominal amounts of domestic shares and H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

12. To consider and approve the amendments to the Articles of Association of the Company:

"**That** the existing Articles of Association of the Company be amended as follows:

(1) Two sub-paragraphs be added at the end of the existing Article 14 as follows with the proposed amendments underlined for reference:

14 The business scope of the Company shall be in accordance with the items approved by the agency with which the Company is registered.

The business scope of the Company shall include:

(1) investment in insurance enterprises;

(2) supervising and managing various types of domestic and international businesses of the subsidiaries;

(3) application of insurance funds;

(4) approved domestic and international insurance businesses;

(5) other businesses approved by China Insurance Regulatory Commission and the relevant governmental authorities.

(2) Existing Article 19 of the Articles of Association be deleted in its entirety and replaced with the following:

19 Following the approval by the authority in charge of companies authorized by the State Council, the total amount of ordinary shares that the Company can issue are 6,195,053,334 shares. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares of the Company in issue. 72,955,249 shares of the promoter shares were converted into H shares as a result of the disposal of the state-owned shares at the time of initial overseas offering and listing of H shares on June 24, 2004.

(3) Existing Article 20 of the Articles of Association be deleted in its entirety and replaced with the following:

20 After the issue, the composition of the Company's share capital shall be: 6,195,053,334 shares, comprising 3,636,409,636 domestic shares representing 58.70% of the total number of ordinary shares in issue and 2,558,643,698 H shares (including 1,170,751,698 H shares converted from foreign shares) representing 41.30% of the total number of ordinary shares of the Company in issue.

(4) Existing Article 23 of the Articles of Association be deleted in its entirety and replaced with the following:

23 The registered capital of the Company is RMB6,195,053,334.

(5) Existing Article 111 of the Articles of Association be deleted in its entirety and replaced with the following:

111 The Company shall establish a Board of Directors. The Board of Directors shall be composed of five to nineteen directors, which shall include the chairman of the board and one or two vice chairmen of the board, and include at least two executive directors and at least three independent directors.

(6) The first paragraph of existing Article 119 of the Articles of Association be amended as follows with the proposed amendments underlined for reference:

119 <u>Regular</u> meetings of the Board of Directors shall be held at least <u>four times</u> per year. Meetings of the Board of Directors shall be convened by the chairman of the board by giving a notice to all directors <u>14</u> days before the meetings are held.

(7) The first paragraph of existing Article 120 of the Articles of Association be amended as follows with the proposed amendments underlined for reference:

120 The Board of Directors may hold extraordinary meeting of the board by way of resolving by means of communications. Notice of the meeting may not be restricted by the requirement of <u>14</u> days' prior notice provided that the notice is effectually delivered to the directors on time.

(8) Chapter 15 of the Article of Association comprising the existing Article 177 and 178 be deleted in its entirety.

(9) The following new Article 192 be added after the existing Article 191 of the Articles of Association and the article numbers of the Articles and the references to such article numbers in the Articles of Association be adjusted accordingly:

192 Unless otherwise resolved at the shareholders' meetings, the Directors are authorized by the shareholders' meeting to distribute interim dividend. Unless otherwise regulated by laws and regulations, the amount of interim dividend shall not be more than 50% of the distributable profit in the interim profit and loss account of the Company."

By order of the Board of Directors

Ma Mingzhe
Chairman

Shenzhen, PRC
April 28, 2005

As at the date of this notice, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Yip Dicky Peter, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined on a show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy representing more than 10% of all shares carrying the voting rights at the meeting.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2004, the registers of members will be closed from Tuesday, May 24, 2005 to Thursday, June 23, 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, June 23, 2005 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:00 p.m. on Monday, May 23, 2005. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2004 is expected to be paid on or before June 30, 2005 to the shareholders whose names appear on the registers of members of the Company on Thursday, June 23, 2005.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, June 3, 2005 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are JIANG Ning (江寧) (Tel: (86 755) 8226 2888 ext. 3210) and DA Kai (笪愷) (Tel: (86 755) 8226 2888 ext. 3388). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

8. A circular containing, inter alia, details of the proposed amendments to the Articles of Association and notice of annual general meeting will be dispatched to the shareholders on Thursday, April 28, 2005. The information of Mr. Chen Hongbo and Mr. Chow Wing Kin, Anthony regarding the proposed resolutions 6 and 7 is also included in the circular. Concerning the proposed resolution 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

REGISTERED NAMES

Chinese name

中國平安保險(集團)股份有限公司

English name

Ping An Insurance (Group) Company of China, Ltd.

REGISTERED ADDRESS

Ping An Building,
Ba Gua No.3 Road,
Shenzhen, PRC

PLACE OF BUSINESS

Ping An Building,
Ba Gua No.3 Road,
Shenzhen, PRC

LEGAL REPRESENTATIVE

MA Mingzhe

AUTHORIZED REPRESENTATIVES

SUN Jianyi
YAO Jun

JOINT COMPANY SECRETARIES

SENG Sze Ka Mee Natalia
YAO Jun

AUDITORS

Ernst & Young

CONSULTING ACTUARIES

Watson Wyatt Insurance Consulting Limited

LEGAL ADVISORS

Dibb Lupton Alsop
Sullivan & Cromwell LLP

PLACE OF LISTING OF H SHARES

The Stock Exchange of Hong Kong Limited

TYPE OF STOCK

H share

STOCK CODE

2318

SPONSOR

BOCI Asia Limited

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY SHARES DEPOSITARY

The Bank of New York

COMPANY WEBSITE

www.pingan.com.cn

E-MAIL

IR@paic.com.cn
PR@paic.com.cn

TELEPHONE

+86-755-8226 2888

FAX

+86-755-8243 1029

註冊名稱

中文名稱

中國平安保險(集團)股份有限公司

英文名稱

Ping An Insurance (Group) Company of China, Ltd.

註冊地址

中國深圳市
八卦三路
平安大廈

營業地址

中國深圳市
八卦三路
平安大廈

法定代表人

馬明哲

授權代表

孫建一
姚　軍

聯席公司秘書

沈施加美
姚　軍

核數師

安永會計師事務所

顧問精算師

華信惠悦保險精算顧問有限公司

法律顧問

歐華律師行
蘇利文•克倫威爾美國律師事務所

H股上市地點

香港聯合交易所有限公司

股份類別

H股

股份代號

2318

保薦人

中銀國際亞洲有限公司

H股過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓1712-1716室

美國證券託存股份存管處

The Bank of New York

公司網址

www.pingan.com.cn

電郵

IR@paic.com.cn
PR@paic.com.cn

電話

+86-755-8226 2888

傳真

+86-755-8243 1029

於本通告日期，本公司之執行董事為馬明哲及孫建一，非執行董事為黃建平、劉海峰、Henry Cornell，林友鋒、張利華、Anthony Philip Hope、葉迪奇、林麗君、樊剛、竇文偉、石聿新及胡愛民，獨立非執行董事為鮑友德、鄺志強及張永銳。

附註：

1. 根據本公司之公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

2. 為釐定有權出席股東週年大會及收取截至2004年12月31日止年度末期股息之股東名單，本公司將於2005年5月24日(星期二)至2005年6月23日(星期四)(包括首尾兩天)暫停辦理股份過戶登記手續。凡於2005年6月23日(星期四)名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲收取末期股息及出席股東大會而尚未登記過戶文件，須於2005年5月23日(星期一)下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港皇后大道東183號合和中心17樓1712-1716室。截至2004年12月31日止年度末期股息預期將於2005年6月30日或之前派付予於2005年6月23日(星期四)名列本公司股東名冊之股東。

3. 有權出席是次股東大會及於會上投票之股東，均可委任一位或多位人士代表其出席及投票。受委任代理人毋需為本公司股東。

4. 股東須以書面形式委任代理人，委任文件須由股東簽署或由其以書面形式授權之代理人簽署。倘股東為法人，委任文件須加蓋法人公章或由其董事或正式授權之代理人簽署。倘代理人委任表格由股東之代理人簽署，則授權該代理人簽署代理人委任表格之授權書或其他授權文件必須經過公證。

5. 內資股持有人最遲須於是次股東大會或其續會(視乎情況而定)指定舉行時間24小時前將代理人委任表格連同授權書或其他授權文件(如有)送達本公司董事會秘書處，方為有效。H股持有人必須將上述文件於同一期限內送達本公司之H股股份過戶登記處，方為有效。填妥及交回代理人委任表格後，股東屆時仍可親身出席是次股東大會，並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

6. 擬親身或委任代理人出席是次股東大會之股東應於2005年6月3日(星期五)或該日之前，將回條以專人送遞、郵寄或傳真方式遞交予本公司於中國或香港之主要營業地點。本公司在中國的主要營業地點位於中國廣東深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029)。聯繫人為江寧(電話：(86 755) 8226 2888內線3210)及笪愷(電話：(86 755) 8226 2888內線3388)。本公司在香港的主要營業地點位於香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883，傳真：(852) 2802 0018)。

7. 是次股東週年大會預料需時半日。股東(親身或其委任代理人)出席是次股東大會之交通和食宿費用自理。股東或其代理人出席是次股東大會時須出示身份證明文件。

8. 一份載有(其中包括)建議修訂公司章程詳情及股東週年大會通告之通函將於2005年4月28日(星期四)寄發予各股東。第6及第7項建議決議案關於陳洪博先生及周永健先生之資料也載於通函內。關於第11項之建議決議案，向股東尋求批准該授權旨在確保本公司在有需要時，董事得以靈活地酌情發行新股份；惟董事現時並無計劃根據該項授權發行任何新股份。

(4) 刪除公司章程現有第二十三條全文，並以下文取代：

第二十三條 公司的註冊資本為人民幣6,195,053,334元。

(5) 刪除公司章程現有第一百一十一條全文，並以下文取代：

第一百一十一條 公司設董事會，董事會由五至十九名董事組成，其中設董事長一人，副董事長一至二人，執行董事不少於二人，獨立董事不少於三人。

(6) 公司章程現有第一百一十九條第一段予以修訂如下，加有底線的擬議修訂本供作參考：

第一百一十九條 董事會每年至少召開四次定期會議，由董事長召集，於會議召開十四日以前書面通知全體董事。

(7) 公司章程現有第一百二十條第一段予以修訂如下，加有底線的擬議修訂本供作參考：

第一百二十條 董事會召開臨時董事會會議可以通訊表決方式進行，通知時限可以不受提前十四天的限制，但必須保證通知及時有效地送達董事。

(8) 刪除公司章程現有第十五章，該章包括第一百七十七條和第一百七十八條。

(9) 在公司章程現有第一百九十一條後加入下列新增第一百九十二條，而章程條款之序號及公司章程對有關條號之提述須作相應調整：

第一百九十二條 除非股東大會另有決議，股東大會授權董事會可分配中期股利。除非法律、法規另有規定，中期股利的數額不應超過本公司中期利潤表可分配利潤額的50%。」

承董事會命
董事長
馬明哲

中國深圳
2005年4月28日

12. 審議及批准對本公司章程作出修訂：

「**動議**修訂現有本公司章程如下：

(1) 在公司章程現有第十四條末新增兩分段，並在建議修訂處加底線以供參閱：

第十四條 公司的經營範圍以公司登記機關核准的項目為準。

公司的經營範圍為：

(1) 投資保險企業；

(2) 監督管理控股投資企業的各種國內、國際業務；

(3) 開展保險資金運用業務；

<u>(4) 經批准開展國內、國際保險業務；</u>

<u>(5) 經中國保險監督管理委員會及國家有關部門批准的其他業務。</u>

(2) 刪除公司章程現有第十九條全文，並以下文取代：

第十九條 經國務院授權的公司審批部門批准，公司已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股。

(3) 刪除公司章程現有第二十條全文，並以下文取代：

第二十條 發行後公司的股本結構為：6,195,053,334股，其中內資股為3,636,409,636股，佔公司已發行普通股總數的58.70%，H股為2,558,643,698股（含由外資法人股所轉換成的H股股份1,170,751,698股），佔公司已發行普通股總數的41.30%。

謹此一般及無條件批准董事會於有關期間內行使本公司一切權力以單獨或同時配發、發行及處理本公司新增內資股及H股，並作出或授予可能須行使該等權力之售股建議、協議、購股權及交換或轉換股份的權利；

(b) 第(a)段的批准應授權董事會於有關期間作出或授出可能於有關期間屆滿後，行使該等權力之售股建議、協議、購股權及交換或轉換股份之權利；

(c) 董事會按照第(a)段授予的批准以予配發、發行及處理或同意有條件地或無條件地予以配發、發行及處理(不論是否按照購股權或因其他原因進行者)的內資股及H股的總面值各自不應超過本決議案通過日期本公司已發行內資股及H股的總面值各自的20%，惟按照(i)供股或(ii)根據公司章程任何代替本公司全部或部份股息的以股代息或類似的配發股份的安排則作別論；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案起至下列最早時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 按本公司公司章程或其他適用法例規定本公司須召開下屆股東週年大會之期限屆滿；或

(iii) 本公司股東大會通過特別決議案撤銷或更改根據本決議案給予的授權。

「供股」指於董事所釐定的一段期間向於指定記錄日期名列股東名冊的股份持有人，按彼等當時持有該等股份之比例公開提呈股份發售之建議(惟就零碎股權或者香港以外地區之任何法律限制或責任，或任何認可監管機構或證券交易所之規定，董事可於必要或權宜時取消若干股份持有人在此方面之權利或作出其他安排)，而以供股形式進行之售股建議、配發或發行股份應據此予以詮釋。

(B) 授權董事會對本公司公司章程作出其認為合適的相應修訂，以反映本決議案第(A)段第(a)分段規定配發或發行股份後的新股本結構。」

茲通告中國平安保險(集團)股份有限公司(「本公司」)謹訂於2005年6月23日(星期四)上午10時正假座中國深圳市八卦三路平安大廈6樓舉行股東週年大會,藉以審議及酌情通過下列決議案:

作為普通決議案

1. 審議及批准截至2004年12月31日止年度之本公司董事會(「董事會」)報告。

2. 審議及批准截至2004年12月31日止年度之本公司監事會報告。

3. 審議及批准截至2004年12月31日止年度之核數師報告及本公司經審核財務報表。

4. 審議及批准截至2004年12月31日止年度之利潤分配方案及宣派末期股息。

5. 審議及批准續聘安永華明會計師事務所為本公司中國核數師及安永會計師事務所為本公司國際核數師,任期直至下屆股東週年大會屆滿時止,及授權董事會釐定其酬金。

6. 審議及批准委任陳洪博先生為本公司非執行董事,即時生效,任期至本屆董事會任期屆滿時止。

7. 審議及批准委任周永健先生為本公司獨立非執行董事,即時生效,任期至本屆董事會任期屆滿時止。

8. 審議及批准將本公司每位國內獨立非執行董事之年度董事袍金由人民幣60,000元調升至人民幣150,000元及本公司每位海外獨立非執行董事之年度董事袍金由人民幣200,000元調升至人民幣300,000元。

9. 審議及批准將本公司每位外部監事的年度監事袍金由人民幣40,000元調升至人民幣60,000元及擔任本公司監事會主席職務之本公司外部監事之年度袍金由人民幣200,000元調升至人民幣250,000元。

10. 審議及批准調整董事會之投資權限。

作為特別決議案

11. 授予董事會一般授權,以發行、配發及處理不超過本公司已發行內資股20%及已發行H股20%之新增內資股及新增H股,並授權董事會對公司章程作出其認為適當之相應修訂,以反映配發或發行股份後之新股本架構:

「**動議**

(A) (a) 在第(c)段以及根據香港聯合交易所有限公司證券上市規則有關規定、本公司公司章程及中華人民共和國適用法律和法規的規限下,

48. 或有負債

鑒於保險及金融服務的業務性質，本集團在開展正常業務時，會涉及各種估計、或有事項及法律訴訟，包括在訴訟中作為原告與被告及在仲裁中作為申請人與被申請人。上述糾紛所產生的不利影響主要包括保單的索賠。在考慮了律師的建議後，如果管理層能對上述訴訟的影響做出合理估計，則已對可能發生的損失計提準備。

對於無法合理預計結果及管理層認為敗訴可能性極小的未決訴訟或可能的違約，不計提相關準備。對於上述未決訴訟，管理層認為任何最終裁定結果產生的義務對本集團的財務狀況和經營結果不會造成重大負面影響。

49. 資產負債表日後事項

有關本公司的H股的一級美國預託證券計劃於2005年3月28日成立。由美國預託證券為憑的美國預託股份以代碼「PNGAY」在美國櫃檯市場交易。每美國預託股份代表20股H股。

於2005年4月4日，平安信託與平安證券訂立增資協議。據此，待有關中國政府機關批准及平安信託悉數注資人民幣3億元後，平安證券的註冊資本將由人民幣10億元增加至人民幣13億元。

於2005年4月18日，本公司建議派發末期股息每股普通股人民幣0.14元。此項擬派股息須待本公司股東於即將舉行的股東週年大會上批准後始可作出。

50. 比較數字

若干上年度的比較數字已重新編排，以符合本年度之呈報形式。主要包括：

- 將投資資產及投資收益按投資類別重新呈列；
- 將未到期責任準備金按毛額基準重新呈列；
- 將損失理算費用從營業及管理費用重新分類至賠款及保戶利益；及
- 將保戶紅利支出及準備金重新分類至賠款及保戶利益。

51. 批准財務報表

本公司董事會已於2005年4月18日批准及授權刊發此等財務報表。

47. 員工福利

(1) 養老金

本集團的員工主要參與各種供款養老金計劃。該等養老金計劃主要由有關政府機構資助；本集團每月為該等養老金計劃支付相應的款項，再由有關機構負責向已退休員工支付養老金。上述支付款項於發生時計為費用。除此之外，根據該等計劃，本集團就退休福利沒有任何其它重大法定或承諾義務。若干員工亦獲本集團提供團體壽險，惟所涉及款項屬不重大。

(2) 住房福利

本集團的員工享有政府資助的各種住房公積金計劃。本集團根據員工工資的一定比例每月繳納公積金。本集團對該基金的義務僅限於須於每期間繳納款項。

(3) 醫療福利

本集團根據相關地方法規向當地機構繳納醫療福利基金。

(4) 長期獎勵計劃(虛擬期權計劃)

於2004年2月5日，本公司董事會批准本集團的高級行政人員及若干主要僱員參與虛擬期權計劃。本公司將不會根據此計劃發行任何股份。於本公司在香港進行首次公開發行後，該等權利將以單位方式授出，每個單位代表1股本公司H股。該等虛擬期權將於未來五年發行，且可於授出日期的第四週年日起行使。於行使上述權利時，參與者將會收到現金付款，惟所有參與者的年度該項福利總額不得超過該等權利行使年度的估計純利的某個百分比。現金付款金額相等於已行使單位權利數額乘以行使價與H股市場價之間的差額的數額。

於2004年，本公司授出4,192萬份虛擬期權單位予合資格僱員。本公司就適用歸屬期確認虛擬期權的補償費用。本年度確認的補償費用為人民幣2,900萬元。

46. 承諾

(1) 資本承諾

本集團有關物業開發及投資的資本承諾如下：

	2004年 人民幣百萬元	2003年 人民幣百萬元
已簽約未撥備	**150**	282
已授權未簽約	**3,312**	2,110

(2) 經營性租賃承諾

本集團簽訂了多項辦公室及職工宿舍等的租賃合約。根據不可撤銷之租賃合約，未來經營性租賃最低付款額如下：

	2004年 人民幣百萬元	2003年 人民幣百萬元
1年以內	**344**	355
1年至5年	**434**	310
5年以上	**21**	11
	799	676

(3) 經營性租賃應收租金

本集團簽訂了多項租賃合約租出其物業。根據不可撤銷之租賃合約，未來經營性租賃應收租金最低金額如下：

	2004年 人民幣百萬元	2003年 人民幣百萬元
1年以內	**68**	65
1年至5年	**41**	53
5年以上	**–**	2
	109	120

45. 重大關聯方交易(續)

(3) 本集團五名最高酬金之個別人士包括一名董事(2003年：一名)，其酬金已載於上述分析。

其餘四名(2003年：四名)最高薪人士之酬金詳情如下：

	2004年	2003年
	人民幣百萬元	人民幣百萬元
工資、津貼和其他福利	**37**	24

最高薪非董事員工之酬金屬下列組別之人數如下：

	2004年	2003年
人民幣3,500,001元－人民幣4,000,000元	**–**	1
人民幣4,000,001元－人民幣4,500,000元	**–**	1
人民幣6,000,001元－人民幣6,500,000元	**1**	–
人民幣7,000,001元－人民幣7,500,000元	**1**	1
人民幣8,500,001元－人民幣9,000,000元	**1**	–
人民幣9,000,001元－人民幣9,500,000元	**–**	1
人民幣13,500,001元－人民幣14,000,000元	**1**	–

於2004年度，上述最高薪非董事員工共獲授予385萬虛擬期權單位。

本公司沒有為上述最高薪非董事員工提供養老金計劃供款。

(4) 於本年度內，本集團沒有向任何董事、監事或其他最高薪非董事員工支付薪金作為其加盟本集團或於加盟本集團時的獎勵或離職賠償。於本年度內，本集團董事或監事概無放棄或同意放棄任何酬金。

(5) 授予董事、監事及最高薪人士虛擬期權的補償費用並無計入上述分析。

45. 重大關聯方交易（續）

(2) 董事和監事的酬金明細如下：（續）

	2003年			
	袍金 人民幣千元	工資、津貼和其他福利 人民幣千元	養老金供款 人民幣千元	合計 人民幣千元
現任監事				
肖少聯	150	–	–	150
孫福信	30	–	–	30
陳尚武	30	–	–	30
段偉紅	–	–	–	–
周福林	–	–	–	–
陳波海	–	–	–	–
宋連坤	–	289	–	289
何沛泉	–	311	–	311
何實	–	426	16	442
小計	210	1,026	16	1,252
離任監事				
楊秀麗	–	734	16	750
陳克祥	–	634	16	650
劉亦工	–	582	16	598
肖偉	–	369	17	386
雷暉	–	239	14	253
小計	–	2,558	79	2,637
合計	555	16,806	172	17,533

45. 重大關聯方交易(續)

(2) 董事和監事的酬金明細如下:(續)

	2003年			
	袍金	工資、津貼和其他福利	養老金供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
現任董事				
馬明哲	–	9,980	14	9,994
孫建一	–	1,895	16	1,911
李黑虎	–	–	–	–
高雷	–	–	–	–
黃建平	–	–	–	–
劉海峰	–	–	–	–
Henry CORNELL	–	–	–	–
林友鋒	–	–	–	–
張利華	–	–	–	–
Anthony Philip HOPE	–	–	–	–
葉迪奇	–	–	–	–
林麗君	–	328	16	344
樊剛	–	431	16	447
竇文偉	–	190	15	205
石聿新	–	–	–	–
胡愛民	–	–	–	–
鮑友德	45	–	–	45
鄺志強	150	–	–	150
張永鋭	150	–	–	150
小計	345	12,824	77	13,246
離任監事				
潘廣謙	–	398	–	398

45. 重大關聯方交易(續)

(2) 董事和監事的酬金明細如下：(續)

	袍金 人民幣千元	工資、津貼和其他福利 人民幣千元	養老金供款 人民幣千元	合計 人民幣千元
	2004年			
現任監事				
肖少聯	200	–	–	200
孫福信	40	–	–	40
陳尚武	40	–	–	40
段偉紅	–	–	–	–
周福林	–	–	–	–
陳波海	–	–	–	–
宋連坤	–	263	1	264
何沛泉	–	296	1	297
何實	–	441	19	460
小計	280	1,000	21	1,301
離任監事				
楊秀麗	–	736	18	754
陳克祥	–	734	19	753
劉亦工	–	638	18	656
肖偉	–	374	19	393
雷暉	–	475	20	495
小計	–	2,957	94	3,051
合計	740	18,748	207	19,695

45. 重大關聯方交易（續）

(2) 董事和監事的酬金明細如下：

	2004年			
	袍金 人民幣千元	工資、津貼和其他福利 人民幣千元	養老金供款 人民幣千元	合計 人民幣千元
現任董事				
馬明哲	–	11,688	16	11,704
孫建一	–	1,714	19	1,733
李黑虎	–	–	–	–
高雷	–	–	–	–
黃建平	–	–	–	–
劉海峰	–	–	–	–
Henry CORNELL	–	–	–	–
林友鋒	–	–	–	–
張利華	–	–	–	–
Anthony Philip HOPE	–	–	–	–
葉迪奇	–	–	–	–
林麗君	–	348	19	367
樊剛	–	424	19	443
竇文偉	–	218	18	236
石聿新	–	–	–	–
胡愛民	–	–	–	–
鮑友德	60	–	–	60
鄺志強	200	–	–	200
張永鋭	200	–	–	200
小計	460	14,392	91	14,943
離任董事				
潘廣謙	–	399	1	400

於2004年度，本公司的兩位執行董事共獲授予609萬虛擬期權單位。

44. 合併現金流量表附註（續）

(3) 如附註4(e)所述，平安信託向若干股東購入平安證券10.88%的權益。該轉讓完成後，本公司於平安證券的權益增至74.44%。收購事項的詳情概述如下：

	人民幣百萬元
淨資產	**631**
淨資產10.88%的權益	**69**
加：因收購平安證券權益而確認的商譽	**89**
支付的現金價款	**158**

45. 重大關聯方交易

(1) 在平安證券於2003年10月22日成為本集團子公司之前，本集團與平安證券有如下的重大交易：

日常交易	2003年 人民幣百萬元
支付證券佣金	6
存放交易保證金的利息收入	19
購買的債券	314
租金收入	2

列位董事認為，上述交易均按本集團正常商業條款進行。

44. 合併現金流量表附註(續)

(2) 如附註4(a)所披露，於2004年，平安信託購入平安銀行50%的權益。收購事項詳情概述如下：

	人民幣百萬元
購入的資產：	
現金	**1**
存放銀行同業款項	**459**
貸款淨值	**3**
其他資產	**1**
	464
承擔的負債：	
客戶保證金	**2**
其他負債	**191**
	193
淨資產	**271**
購入淨資產50%的權益	**135**
加：收購平安銀行權益時確認的商譽	**16**
減：於2003年繳納的部分現金價款	**(45)**
於2004年繳納的現金價款	**106**
收購平安銀行權益的現金及現金等價物淨流入分析：	
已購入現金及現金等價物	**401**
於2004年繳納的現金價款	**(106)**
收購平安銀行權益產生的現金及現金等價物的流入淨額	**295**

44. 合併現金流量表附註（續）

(1) 稅前及扣除少數股東權益前利潤與經營活動現金流量調節表：（續）

	2004年 人民幣百萬元	2003年 人民幣百萬元
營運資金變動前的經營虧損	**(2,098)**	(2,791)
經營性資產和負債的變動：		
存放銀行同業款項的減少	**20**	–
應收保費的增加	**(152)**	(47)
再保險資產的增加	**(453)**	(966)
法定保證金的增加	**–**	(756)
遞延保單獲得成本的增加	**(2,261)**	(2,885)
其他資產的減少／（增加）	**341**	(250)
客戶保證金的減少	**(457)**	(188)
預收保費的減少	**(502)**	(475)
應付佣金的增加／（減少）	**59**	(47)
未決賠款準備金的增加	**1,825**	1,981
應付分保賬款的減少	**(105)**	(13)
投資型保單賬戶餘額的增加	**1,411**	–
未到期責任準備金的增加	**1,170**	888
壽險責任準備金的增加	**33,967**	40,417
應付保戶紅利及準備金的增加	**788**	424
保險保障基金的增加	**117**	84
其他負債的增加	**1,108**	595
經營活動產生的現金	**34,778**	35,971
收到的所得稅返還	**–**	146
支付的所得稅	**(408)**	(939)
經營活動產生的淨現金流入	**34,370**	35,178

44. 合併現金流量表附註

(1) 稅前及扣除少數股東權益前利潤與經營活動現金流量調節表：

	附註	**2004年** **人民幣百萬元**	2003年 人民幣百萬元
稅前及扣除少數股東權益前利潤		**3,747**	2,821
調整如下：			
投資物業、物業、機器及設備、 在建工程及土地使用權減值準備	10(1)	**73**	35
折舊及攤銷	10(1)	**569**	475
處置物業、機器及設備的損失	10(1)	**10**	2
淨投資收益	7(1)	**(7,261)**	(5,948)
已實現及未實現損失／(收益)	7(2)	**773**	(395)
應佔聯營公司收益		**–**	(5)
轉回已計提壞賬準備	10(1)	**(39)**	–
轉回貸款損失準備	10(1)	**(12)**	–
利息支出		**42**	224
營運資金變動前的經營虧損		**(2,098)**	(2,791)

43. 金融工具(續)

(2) 公允價值

下表為本集團的主要金融工具按賬面值及估計公允價值的分類比較：

	賬面值		估計公允價值	
	2004年	2003年	**2004年**	2003年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
金融資產				
固定到期日投資				
債券	**112,865**	68,177	**108,715**	67,142
定期存款	**80,320**	78,233	**80,320**	78,233
保單質押貸款	**545**	297	**545**	297
買入返售證券	**–**	2,968	**–**	2,968
客戶貸款	**130**	21	**130**	21
權益投資				
證券投資基金	**5,749**	4,648	**5,749**	4,648
權益證券	**266**	240	**266**	240
衍生金融資產	**62**	–	**62**	–
現金及現金等價物	**15,254**	8,017	**15,254**	8,017
存放銀行同業款項	**439**	–	**439**	–
金融負債				
客戶保證金	**1,849**	2,304	**1,849**	2,304
賣出回購證券	**601**	200	**601**	200

本集團於估計金融工具的公允價值時採用的方法及假設為：

(a) 固定到期日投資：公允價值一般根據市場報價確定。如果沒有可隨時備用的市場報價，公允價值可根據近期的交易價格或者相似投資的目前市場收益率採用現金流量折現模型估計。

(b) 權益證券：除了特定證券的公允價值根據成本合理估計確定外，其餘權益證券的公允價值根據市場報價確定。

(c) 衍生金融資產：公允價值是指可轉換債券的公允價值與不含內含期權的主債券的公允價值兩者之間的差額。

(d) 上文所示其他資產及負債：該等資產及負債的賬面值與其公允價值相近。

43. 金融工具(續)

(1) 到期日情況(續)

其他源生貸款(續)

本公司

	定期存款	
	2004年	2003年
	人民幣百萬元	人民幣百萬元
1年以內	**105**	323
2至3年	**250**	—
5年以上	**10,271**	4,388
合計	**10,626**	4,711
實際利率(%年利率)	**1.98-8.80**	0.55-5.77

金融負債

	2004年		2003年	
	客戶保證金	**賣出回購證券**	客戶保證金	賣出回購證券
	人民幣百萬元	**人民幣百萬元**	人民幣百萬元	人民幣百萬元
1年以內	**1,849**	**601**	2,304	200
實際利率(%年利率)	**0.00-3.60**	**1.90-2.40**	0.72-1.62	2.14

43. 金融工具(續)

(1) 到期日情況(續)

其他源生貸款

本集團

	2004年			
				存放銀行
	定期存款	保單質押貸款	客戶貸款	同業款項
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
1年以內	**8,549**	**545**	**63**	**352**
1至2年	**16,079**	**–**	**–**	**62**
2至3年	**26,962**	**–**	**39**	**25**
3至4年	**10,550**	**–**	**–**	**–**
4至5年	**857**	**–**	**–**	**–**
5年以上	**17,323**	**–**	**28**	**–**
合計	**80,320**	**545**	**130**	**439**
實際利率(%年利率)	**1.45–8.80**	**5.50–7.50**	**2.77–5.85**	**2.05–3.03**

	2003年			
	定期存款	買入返售證券	保單質押貸款	客戶貸款
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
1年以內	3,689	2,968	297	21
1至2年	5,580	–	–	–
2至3年	17,201	–	–	–
3至4年	29,620	–	–	–
4至5年	10,570	–	–	–
5年以上	11,573	–	–	–
合計	78,233	2,968	297	21
實際利率(%年利率)	0.50-7.50	2.46-7.50	5.50-7.50	15.00-30.00

43. 金融工具

(1) 到期日情況

債券

	2004年				
	持有至到期	源生貸款	可供出售	因交易而持有	合計
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
1年以內	**76**	**1,626**	**–**	**984**	**2,686**
1至2年	**132**	**–**	**315**	**120**	**567**
2至3年	**1,388**	**282**	**906**	**43**	**2,619**
3至4年	**3,823**	**562**	**1,080**	**576**	**6,041**
4至5年	**2,367**	**1,473**	**3,882**	**201**	**7,923**
5年以上	**56,909**	**21,871**	**6,658**	**367**	**85,805**
浮動利率	**1,923**	**2,111**	**2,817**	**373**	**7,224**
合計	**66,618**	**27,925**	**15,658**	**2,664**	**112,865**
實際利率(%年利率)	**1.95-7.02**	**1.90-6.31**	**1.90-6.27**	**2.53-6.15**	**1.90-7.02**

	2003年				
	持有至到期	源生貸款	可供出售	因交易而持有	合計
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
1年以內	285	496	6,447	1,098	8,326
1至2年	1	1,626	–	–	1,627
2至3年	134	–	30	–	164
3至4年	1,240	282	129	–	1,651
4至5年	3,185	777	835	527	5,324
5年以上	25,880	14,186	4,714	225	45,005
浮動利率	1,607	1,803	2,409	261	6,080
合計	32,332	19,170	14,564	2,111	68,177
實際利率(%年利率)	1.95-5.13	1.00-5.10	1.90-5.08	2.53-3.72	1.00-5.13

浮動利率債券的利息於相隔不多於一年的期間重新確定。

42. 財務風險管理（續）

信用風險

信用風險是指，對固定收益投資而言，本集團的債務人到期未能支付本金或利息而引起經濟損失的風險，或對權益投資而言，因被投資公司經營失敗而引起損失的風險。本集團主要會遭受的信用風險與其存放在商業銀行的定期存款、所投資的中國企業債券與再保險公司的再保險安排有關。本集團通過詳細的信用控制的政策，對潛在投資進行信用分析和在投資組合中對債務人設定整體額度來控制信用風險。

流動性風險

流動性風險是指本集團無法籌集足夠資金以償還到期債務的風險。本集團部份保單允許退保、減保或以其他方式提前終止保單，使本集團面臨潛在的流動性風險。本集團通過使投資資產的期限與對應保險責任的期限相匹配來控制流動性風險。

集中風險

集中風險指本集團因將重大投資集中於單一實體、關聯實體集團或行業分部而遭受重大損失的風險。本集團通過限制對單一實體或關聯實體集團的投資來控制集中風險。

匯率風險

匯率風險是指因外匯匯率變化而產生損失的風險。本集團業務中人民幣和其他外幣的匯率變動會影響其財務狀況及其經營業績。本集團通過將外匯淨餘額控制在低水平以控制滙率風險。

經營風險

經營風險是由於缺乏足夠針對業務流程、人員和系統的內部控制，或內部控制失效、或由於不可控制的外部事件而引起損失的風險。本集團在管理其業務時會面臨多種由於缺乏或忽略適當的授權、書面支持和確保操作與信息安全的程序，或由於員工的錯誤與舞弊而產生的風險。本集團努力嘗試通過建立清晰的政策並要求記錄完整的業務程序來確保交易通過適當授權、書面支持與記錄來管理其經營風險。

40. 壽險責任準備金(續)

(d) 保戶紅利每年決定一次。保戶紅利包括淨收益中保戶應享有的部份和允許的未實現投資收益，按照保單、相關規定及本集團的分配方法確定。在滿足相關規定的前提下，投資、死亡率和發病率結果可能被經驗忽略或者是成為對保費機制的調整。

41. 信託管理之資產

平安信託和平安證券為獨立第三方歸集和管理現金投資。信託管理之資產如下：

	2004年 **人民幣百萬元**	2003年 人民幣百萬元
平安信託	**1,084**	189
平安證券	**–**	112

42. 財務風險管理

產品風險

產品風險是指由於受投資收益率、費用、賠付及保戶行為的影響，而使本集團保險產品向保戶實際支付的賠款與本集團產品設計定價時預計賠款產生差異所導致的風險。本集團通過密切監督產品設計、定價及實際賠款金額以控制產品風險。另外，本集團還通過運用合計的自留額和巨災再保險來減低產品風險。

資產與負債的失衡風險

本集團資產與負債管理的目標是配比資產與負債的期限與利率。然而，在現行的法規與市場環境下，本集團沒有期限足夠長的資產可供投資，以與人壽保險的保險責任期限配比。當法規與市場環境允許時，本集團有意通過延長資產期限，以配比新產生的保證收益率較低的負債，減小與現有的保證收益率較高的負債的差異。

市場風險

市場風險是指因利率、市場價格的變動或其他因素引起對市場風險敏感的金融工具的價值變化，從而導致未來的收入、公允價值與未來現金流量產生潛在損失的風險。市場風險歸結於所有對市場風險敏感的金融工具。

39. 未決賠款準備金及可攤回未決賠款（續）

	財產保險 人民幣百萬元	人壽保險 人民幣百萬元	合計 人民幣百萬元
於2003年1月1日			
毛未決賠款準備金	2,263	573	2,836
減：再保險攤回額	(703)	(73)	(776)
淨未決賠款準備金	1,560	500	2,060
加：已發生賠款及理賠費用淨額	3,960	2,714	6,674
減：已給付賠款及理賠費用淨額	(3,543)	(1,712)	(5,255)
於2003年12月31日			
淨未決賠款準備金	1,977	1,502	3,479
加：再保險攤回額	1,178	160	1,338
毛未決賠款準備金	3,155	1,662	4,817

40. 壽險責任準備金

本集團於保費收入確認時，按估計未來保單給付現值減估計未來向保戶收取的淨保費收入的現值提取壽險責任準備金。作出這些估計依據的精算假設如下：

(a) 利率假設以本集團投資的估計未來收益為依據。在厘定利率假設時，本公司考慮了過去的投資經驗、現在及未來的投資組合及各類資產的預計收益。於2004年12月31日，毛保費準備金及負債充足性測試乃以組合方式考慮，並且最佳估計利率設定為4.75%（2003年：5%）。

(b) 因被保險人年齡不同而有異的死亡率和發病率以及因保單類別不同而有異的失效率，乃基於保單簽發當日的預計經驗並考慮不利偏差（如適用）的影響。死亡率、發病率和失效率假設，乃以本集團實際發生的死亡率、發病率和失效率經驗分析結果為根據。

(c) 費用率的計算依據是預期單位成本並考慮不利偏差（如適用）的影響。單位成本已依據實際經驗分析計算。

38. 未到期責任準備金

	2004年		
	財產保險	**人壽保險**	**合計**
	人民幣百萬元	**人民幣百萬元**	**人民幣百萬元**
毛額	**7,571**	**1,901**	**9,472**
分保	**(2,146)**	**(354)**	**(2,500)**
淨額	**5,425**	**1,547**	**6,972**

	2003年		
	財產保險	人壽保險	合計
	人民幣百萬元	人民幣百萬元	人民幣百萬元
毛額	6,353	1,949	8,302
分保	(2,005)	(516)	(2,521)
淨額	4,348	1,433	5,781

39. 未決賠款準備金及可攤回未決賠款

	財產保險	**人壽保險**	**合計**
	人民幣百萬元	**人民幣百萬元**	**人民幣百萬元**
於2004年1月1日			
毛未決賠款準備金	**3,155**	**1,662**	**4,817**
減：再保險攤回額	**(1,178)**	**(160)**	**(1,338)**
淨未決賠款準備金	**1,977**	**1,502**	**3,479**
加：已發生賠款及理賠費用淨額	**4,440**	**2,545**	**6,985**
減：已給付賠款及理賠費用淨額	**(3,552)**	**(2,012)**	**(5,564)**
於2004年12月31日			
淨未決賠款準備金	**2,865**	**2,035**	**4,900**
加：再保險攤回額	**1,559**	**183**	**1,742**
毛未決賠款準備金	**4,424**	**2,218**	**6,642**

33. 儲備(續)

根據本公司章程，本公司須於各財政年度末提取法定盈餘公積和法定公益金。因此，上述法定盈餘公積和法定公益金的提取已分別併入截至2003年及2004年12月31日止年度的合併財務報表。本公司已／將於2003年及2004年12月31日後宣派截至2003年及2004年12月31日止年度的現金股息，故已／將記錄在有關各年度下一年的合併財務報表。

34. 客戶保證金

於2004年12月31日的客戶保證金乃指客戶存放於平安證券及平安銀行的資金。

35. 賣出回購證券

為本集團的有抵押借貸作抵押的固定到期日證券的賬面值超過借貸額約10%。在無違約情況下，該等證券不得出售或再抵押。

36. 保險保障基金

根據有關法規，於2004年內，平安壽險及平安產險須按財產保險、意外傷害保險、短期健康保險等業務的淨保費收入的1%提取保險保障基金。當累積提取的保險保障基金餘額達到按中國公認會計準則計算的總資產的6%時，平安產險無需繼續提取該項基金。

根據中國保監會於2004年12月30日公佈的法規，除按上述基準提取保險保障基金外，平安壽險須於2005年起按有保證利率的長期人壽保險業務及長期健康保險業務的淨保費收入的0.15%，及按其他長期人壽保險業務的淨保費收入的0.05%額外計提保險保障基金。當累積提取的保險保障基金餘額達到按中國公認會計準則計算的總資產的1%時，平安壽險無需繼續提取該項基金。

於2004年12月31日的尚未支付的保險保障基金餘額，須於2005年12月31日前支付予中國保監會。

37. 投資型保單賬戶餘額

投資型保單賬戶餘額為萬能人壽保險業務的累計保費收入扣除收取的管理費及支付的利息。

33. 儲備(續)

根據《中華人民共和國公司法》及本公司章程，本公司須按照其法定財務報表內所確定淨利潤(按中國公認會計準則編製)10%的比例提取法定盈餘公積，直至其累計餘額達到本公司註冊資本的50%。並須以類似方式按照上述淨利潤中至少5%的比例提取法定公益金。本公司亦可自其淨利潤中提取任意盈餘公積和總準備金，惟該等提取須由股東以決議案方式批准。該等儲備不得用作設立目標以外的其他用途。

在提取法定盈餘公積及法定公益金之前，利潤用來彌補以前年度的虧損。法定公益金用於本集團員工的集體福利。

總準備金可用作彌補因從事保險、信託、證券投資、經紀業務及銀行業務子公司而產生的非預期重大損失。

資本公積主要指發行股份所產生的股本溢價。

根據股東大會上通過的決議案，法定盈餘公積、任意盈餘公積和資本公積可轉增資本。轉增資本後的法定盈餘公積餘額不得少於註冊資本的25%。

根據相關規定，於本公司首次公開發行後，用於利潤分配之稅後淨利潤，為如下兩者中金額較小者：(i)根據中國公認會計準則確定的未分配利潤及(ii)根據國際財務報告準則確定的未分配利潤。

於董事會議上以決議案方式獲批准後，本公司截至2003年及2004年12月31日止年度的利潤分配如下：

	2004年 **人民幣百萬元**	2003年 人民幣百萬元
提取法定盈餘公積	**261**	211
提取法定公益金	**130**	105
建議派發現金股息	**867**	592

截至2003年12月31日止年度的利潤分配亦於2004年獲股東大會及中國保監會批准。

33. 儲備

本集團

本集團儲備於本年度及上年度的金額及其變動情況載於財務報表的合併權益變動表內。

本公司

		儲備						
		資本公積	盈餘公積	公益金	總準備金	淨未實現收益／(損失)	未分配利潤	合計
	附註	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
2003年1月1日餘額		5,284	2,880	381	395	–	280	9,220
資本公積轉增股本		(2,466)	–	–	–	–	–	(2,466)
截至2003年12月31日止年度的淨利潤		–	–	–	–	–	2,320	2,320
可供出售的投資的淨損失		–	–	–	–	(768)	–	(768)
由權益轉入利潤表的可供出售的投資的淨損失		–	–	–	–	107	–	107
已確認的遞延稅項淨額	30	–	–	–	–	99	–	99
分配任意盈餘公積		–	1,057	–	–	–	(1,057)	–
宣派2002年度股息		–	–	–	–	–	(493)	(493)
分配法定盈餘公積		–	211	105	–	–	(316)	–
2003年12月31日餘額		2,818	4,148	486	395	(562)	734	8,019
透過首次公開發售發行股份	32	12,564	–	–	–	–	–	12,564
股份發行費用		(547)	–	–	–	–	–	(547)
截至2004年12月31日止年度的淨利潤		–	–	–	–	–	3,116	3,116
可供出售的投資的淨損失		–	–	–	–	(659)	–	(659)
由權益轉入利潤表的可供出售的投資的淨損失		–	–	–	–	69	–	69
已確認的遞延稅項淨額	30	–	–	–	–	88	–	88
宣派2003年度股息		–	–	–	–	–	(592)	(592)
分配法定盈餘公積		–	261	130	–	–	(391)	–
2004年12月31日餘額		14,835	4,409	616	395	(1,064)	2,867	22,058

31. 法定保證金(續)

	2004年 **人民幣百萬元**	2003年 人民幣百萬元
到期時間：		
1年以內	**300**	—
1年至5年	**900**	1,200
合計	**1,200**	1,200

32. 股本

	註冊股份、已發行股份及實繳股份的數量(每股面值人民幣1元)	**股本面值** 人民幣百萬元
於2004年1月1日	4,933,333,334	4,933
首次公開發行時所發售	1,261,720,000	1,262
於2004年12月31日	6,195,053,334	6,195

於2004年6月24日，透過首次公開發行按每股10.33港元(約相當於人民幣10.96元)發售1,261,720,000股每股面值人民幣1元之普通股，以收取總現金代價人民幣138.26億元(未扣除發行費用)。

於2003年12月19日，本公司按每股面值人民幣1元增加股本2,466,666,667股，本公司的股本相應增至人民幣4,933,333,334元。上述增資以資本公積人民幣2,466,666,667元轉增股本完成。

30. 遞延所得稅資產／負債

	2004年 人民幣百萬元	2003年 人民幣百萬元
遞延所得稅資產淨值，年初餘額	**293**	199
本年確認為收入或支出	**(29)**	(5)
本年在權益中確認	**88**	99
遞延所得稅資產淨值，年末餘額	**352**	293
遞延所得稅資產		
壽險責任準備金	**3,390**	3,144
未決賠款準備金	**167**	86
未到期責任準備金	**42**	72
因交易而持有的投資及可供出售的投資的公允價值調整	**122**	41
其他	**38**	19
合計	**3,759**	3,362
遞延所得稅負債		
遞延保單獲得成本	**3,393**	3,054
未到期責任準備金	**11**	—
其他	**3**	15
合計	**3,407**	3,069

31. 法定保證金

	2004年 人民幣百萬元	2003年 人民幣百萬元
平安壽險	**760**	760
平安產險	**440**	440
合計	**1,200**	1,200

於2004年12月31日，平安壽險及平安產險分別將人民幣7.60億元和人民幣4.40億元的法定保證金存放於中國之銀行。本公司之上述子公司依據中國保險法按照不少於其註冊資本總額的20%分別存入上述保證金。

29. 商譽

	2004年 人民幣百萬元	2003年 人民幣百萬元
成本		
年初餘額	**244**	—
本年增加	**105**	244
年末餘額	**349**	244
累計攤銷及減值準備		
年初餘額	**3**	—
本年攤銷	**24**	3
年末餘額	**27**	3
賬值淨值		
年末餘額	**322**	241
年初餘額	**241**	—

27. 在建工程

	2004年 人民幣百萬元	2003年 人民幣百萬元
成本		
年初餘額	**157**	202
本年增加	**122**	155
轉出至固定資產	**(49)**	(103)
本年減少	**–**	(97)
年末餘額	**230**	157
累計減值準備		
年初餘額	**11**	59
本年計提	**15**	(8)
本年減少	**–**	(40)
年末餘額	**26**	11
賬面淨值		
年末餘額	**204**	146
年初餘額	**146**	143

在建工程主要為物業的建造成本。

28. 土地使用權

土地使用權均為依照中國法律取得，具有一定期限，其相關成本按直綫法攤銷。與本集團土地使用權相關的所有土地均位於中國境內。土地使用權於2004年12月31日的淨值將在50至70年（2003年：50至70年）的使用期限內攤銷。

截至2004年12月31日，本集團賬面淨值為人民幣6.44億元（2003年：人民幣6.36億元）的土地使用權的產權證明正在申辦中。其中，人民幣5.52億元（2003年：人民幣5.43億元）為建造上海新增物業發生的土地獲得成本。本公司管理層認為，於2004年12月31日，已對沒有產權證明的土地使用權提取了充足的減值準備。

26. 物業、機器及設備（續）

本公司

	辦公設備、傢俱及裝修 人民幣百萬元
成本	
年初餘額	5
本年增加	8
年末餘額	13
累計折舊及減值準備	
年初餘額	3
本年計提	1
年末餘額	4
賬面淨值	
年末餘額	9
年初餘額	2

26. 物業、機器及設備

本集團

	租賃固定資產改良 人民幣百萬元	建築物 人民幣百萬元	辦公設備、傢俱及裝修 人民幣百萬元	運輸設備 人民幣百萬元	合計 人民幣百萬元
成本					
年初餘額	667	2,530	1,339	433	4,969
本年增加	25	119	161	69	374
平安銀行轉入	–	–	2	1	3
轉出至投資物業	–	(384)	–	–	(384)
投資物業轉入	–	85	–	–	85
本年減少	–	(14)	(76)	(55)	(145)
年末餘額	692	2,336	1,426	448	4,902
累計折舊及減值準備					
年初餘額	399	326	767	330	1,822
本年折舊	124	100	201	35	460
平安銀行轉入	–	–	1	1	2
本年減少	–	(3)	(60)	(50)	(113)
投資物業轉入	–	13	–	–	13
減值準備	–	22	(39)	–	(17)
年末餘額	523	458	870	316	2,167
賬面淨值					
年末餘額	169	1,878	556	132	2,735
年初餘額	268	2,204	572	103	3,147

於2004年12月31日，本集團賬面淨值為人民幣2.82億元（2003年：人民幣4.18億元）的房屋及建築物的產權證明正在申辦中。

23. 應收利息(續)

本公司

	2004年 人民幣百萬元	2003年 人民幣百萬元
應收利息	**126**	10
減：壞賬準備	**—**	—
應收利息淨值	**126**	10

本集團對預計不能收回的應收利息計提壞賬準備。應收利息預期在一年內收回。

24. 再保險資產

	2004年 人民幣百萬元	2003年 人民幣百萬元
分出未到期責任準備金	**2,500**	2,521
預期可從再保險公司攤回的未決賠款	**1,742**	1,338
可從再保險公司攤回的已付賠款及其他結餘	**114**	44
合計	**4,356**	3,903

25. 遞延保單獲得成本

	人民幣百萬元
2003年1月1日	17,476
遞延	7,483
攤銷	(4,598)
2003年12月31日	20,361
遞延	6,875
攤銷	(4,614)
2004年12月31日	22,622

22. 應收保費

	2004年 人民幣百萬元	2003年 人民幣百萬元
應收保費	**681**	529
減：壞賬準備	**(64)**	(90)
應收保費淨值	**617**	439

本集團對預計不能收回的應收保費定期計提壞賬準備。財產保險客戶可獲得的信用期限一般為一個月，大客戶可延長至五個月。高級管理層定期審查逾期餘額。

應收保費的賬齡分析如下：

	2004年 人民幣百萬元	2003年 人民幣百萬元
3個月以內	**543**	381
3至6個月	**62**	54
6至12個月	**12**	3
12個月以上	**–**	1
合計	**617**	439

就超過保戶信用期限的應收保費，本集團制定了相關的信用控制程序。

23. 應收利息

本集團

	2004年 人民幣百萬元	2003年 人民幣百萬元
應收利息	**382**	316
減：壞賬準備	**–**	–
應收利息淨值	**382**	316

20. 於聯營公司的投資

本集團主要聯營公司的詳情如下:

名稱	成立日期／地址	所佔權益份額 間接	註冊及實收資本 人民幣	主要業務
深圳市中安典當行有限公司	1993年3月28日 中國	29.78%	10,000,000	典當業務

21. 投資物業

	2004年 人民幣百萬元	2003年 人民幣百萬元
成本		
年初餘額	**1,670**	1,791
物業、機器及設備轉入	**384**	—
轉出至物業、機器及設備	**(85)**	(121)
年末餘額	**1,969**	1,670
累計折舊及減值準備		
年初餘額	**337**	297
本年計提	**66**	55
轉出至物業、機器及設備	**(13)**	(35)
減值準備	**75**	20
年末餘額	**465**	337
賬面淨值		
年末餘額	**1,504**	1,333
年初餘額	**1,333**	1,494
公允價值	**1,891**	1,643

於2004年12月31日，本集團賬面淨值為人民幣3.84億元(2003年：人民幣4.74億元)的投資物業產權證明正在申辦中。

投資物業於2004年12月31日的公允價值，乃由本公司董事參考獨立評估師行於2004年3月31日所作估值結果後評估得出。

19. 於子公司的投資

截至2004年12月31日，本公司主要子公司的詳細情況如下所示：

名稱	成立日期／地址	所佔權益份額 直接	間接	註冊及實收資本（除特別說明外，均按人民幣表示）	主營業務
平安壽險	2002年12月17日 中國	99.00%	–	3,800,000,000	人身保險業務
平安產險	2002年12月24日 中國	99.00%	–	1,600,000,000	財產保險業務
平安信託	1984年11月19日 中國	99.26%	–	2,700,000,000	投資及融資業務
平安證券	1996年7月18日 中國	–	74.44%	1,000,000,000	證券投資與經紀業務
平安銀行	1993年1月8日 中國	–	72.46%	50,000,000美元	銀行業務
平安養老保險	2004年12月13日 中國	95.00%	4.95%	300,000,000	年金保險業務
中國平安保險海外（控股）有限公司	1996年10月24日 香港	100.00%	–	55,000,000港元	投資控股
中國平安保險（香港）有限公司	1976年8月17日 香港	–	75.00%	80,000,000港元	財產保險業務
深圳市平安期貨經紀有限公司	1996年4月10日 中國	–	99.26%	30,000,000	期貨經紀業務
平安實業	1992年11月24日 中國	–	99.26%	20,000,000	投資業務
平安物業	1995年1月6日 中國	–	99.26%	20,000,000	物業管理
北京平安房地產開發有限公司	1994年1月18日 中國	–	99.00%	12,000,000美元	興建於北京的樓宇（已竣工）
福州平安房地產有限公司	1994年3月28日 中國	–	74.25%	5,000,000美元	興建於福州的樓宇（已竣工）

16. 證券投資基金

	公允價值	
	2004年	2003年
	人民幣百萬元	人民幣百萬元
可供出售的投資	**2,336**	–
因交易而持有的投資	**3,413**	4,648
合計	**5,749**	4,648
上市	**1,402**	1,824
非上市	**4,347**	2,824
合計	**5,749**	4,648

17. 權益證券

	2004年	2003年
	人民幣百萬元	人民幣百萬元
可供出售的投資(非上市),成本及扣除減值準備後餘額	**211**	200
因交易而持有的投資(上市),公允價值	**55**	40
合計	**266**	240

18. 衍生金融資產

	公允價值	
	2004年	2003年
	人民幣百萬元	人民幣百萬元
可轉換債券的內含期權	**62**	–

15. 定期存款、存放銀行同業款項和現金及現金等價物

下表載述本集團合共持有中國主要商業銀行的定期存款、存放銀行同業款項和現金及現金等價物。

	2004年 定期存款 人民幣百萬元	存放銀行同業款項 人民幣百萬元	現金及現金等價物 人民幣百萬元	合計 人民幣百萬元
五大銀行				
中國銀行股份有限公司	**9,463**	**99**	**4,993**	**14,555**
中國工商銀行	**8,518**	**–**	**1,539**	**10,057**
中國建設銀行股份有限公司	**8,000**	**–**	**1,149**	**9,149**
中國民生銀行	**8,790**	**99**	**–**	**8,889**
廣東發展銀行	**8,237**	**–**	**412**	**8,649**
其他銀行				
中國農業銀行	**2,405**	**–**	**1,407**	**3,812**
香港上海滙豐銀行有限公司	**157**	**–**	**2,830**	**2,987**
其他	**34,750**	**241**	**2,924**	**37,915**
合計	**80,320**	**439**	**15,254**	**96,013**

	2003年 定期存款 人民幣百萬元	現金及現金等價物 人民幣百萬元	合計 人民幣百萬元
五大銀行			
中國銀行股份有限公司	10,167	1,468	11,635
中國建設銀行股份有限公司	9,700	837	10,537
廣東發展銀行	8,381	623	9,004
中國民生銀行	8,847	–	8,847
中國工商銀行	4,900	1,607	6,507
其他銀行			
中國農業銀行	1,901	776	2,677
其他	34,337	2,706	37,043
合計	78,233	8,017	86,250

14. 債券

	2004年 人民幣百萬元	2003年 人民幣百萬元
持有至到期的投資，攤餘成本	**66,618**	32,332
源生貸款，攤餘成本	**27,925**	19,170
可供出售的投資，公允價值	**15,658**	14,564
因交易而持有的投資，公允價值	**2,664**	2,111
合計	**112,865**	68,177
政府債	**70,439**	38,248
金融債	**27,364**	19,155
企業債	**15,062**	10,774
合計	**112,865**	68,177
上市	**40,479**	31,972
非上市	**72,386**	36,205
合計	**112,865**	68,177

11. 所得税(續)

按會計利潤及15%的主要適用税率計算的所得税調節至實際所得税支出的過程如下：

	2004年 人民幣百萬元	2003年 人民幣百萬元
税前及扣除少數股東損益前會計利潤	**3,747**	2,821
以主要適用税率15%計算的所得税	**562**	423
確定應税收入時非應税收入的税務影響	**(423)**	(215)
確定應税收入時非抵税費用的税務影響	**393**	225
中國經濟特區以外的機構及法人適用較高税率的税務影響	**69**	207
所得税	**601**	640

12. 股息

	2004年 人民幣百萬元	2003年 人民幣百萬元
建議派發股息－每股普通股人民幣0.14元 （2003年：每股普通股人民幣0.12元）	**867**	592
本年派發	**518**	493

13. 每股收益

本年度每股基本收益為本年淨利潤除以2004年已發行股數的加權平均數5,588,324,591股計算得出(2003年：已發行股數4,933,333,334股，已根據2003年12月19日轉增資本作出調整)。

本公司沒有任何攤薄的潛在股份，因此攤薄後的每股收益不作列報。

11. 所得稅

根據《中華人民共和國企業所得稅暫行條例》，本集團的應納稅所得額是財務報告淨利潤減去可抵扣項目後的所得額。本集團、子公司及其分支機構於相關期間內適用的企業所得稅率如下：

稅種	**子公司及其分支機構**	**稅率**
中華人民共和國企業所得稅	一位於經濟特區	15%
	一位於經濟特區以外	33%
香港利得稅	一位於香港特別行政區的子公司	17.5%

	2004年 **人民幣百萬元**	2003年 人民幣百萬元
本集團當期所得稅	**572**	635
應佔聯營公司所得稅	**–**	–
當期所得稅合計	**572**	635
因暫時性差異產生及轉回的遞延稅項：		
壽險責任準備金	**(246)**	(349)
未決賠款準備金	**(81)**	(43)
未到期責任準備金	**41**	(5)
遞延保單獲得成本	**339**	432
因交易而持有的投資的公允價值調整	**7**	(25)
其他	**(31)**	(5)
遞延稅項合計	**29**	5
	601	640
減：所得稅返還	**–**	(146)
所得稅	**601**	494

10. 營業利潤

(1) 營業利潤已扣除下列費用：

	2004年 **人民幣百萬元**	2003年 人民幣百萬元
工資及福利，不包括董事酬金(10(2))	**2,720**	2,471
投資物業折舊	**66**	55
物業、機器及設備的折舊	**460**	399
土地使用權攤銷	**19**	21
商譽攤銷	**24**	3
處置物業、機器及設備的淨損失	**10**	2
投資物業、物業、機器及設備、在建工程和 土地使用權減值準備	**73**	35
轉回的壞賬準備淨額	**(39)**	—
轉回的貸款損失準備	**(12)**	—
核數師酬金	**10**	2
土地及房屋的經營性租賃支出	**521**	524

(2) 工資及福利(不包括董事酬金)

	2004年 **人民幣百萬元**	2003年 人民幣百萬元
工資、薪金及獎金	**2,225**	2,077
養老金、社會保險及其他福利	**495**	394
合計	**2,720**	2,471

8. 其他收入

	2004年 人民幣百萬元	2003年 人民幣百萬元
證券經紀佣金收入	**145**	26
投資連結保險管理費	**146**	119
證券承銷收入	**102**	20
匯兑損益淨值	**3**	—
存放銀行同業款項的利息收入	**9**	—
其他	**246**	19
合計	**651**	184

9. 賠款及保戶利益

	2004年		
	毛額 人民幣百萬元	**分保 人民幣百萬元**	**淨值 人民幣百萬元**
賠款及理賠費用	**9,292**	**(2,307)**	**6,985**
退保	**3,866**	**—**	**3,866**
年金	**2,287**	**—**	**2,287**
滿期給付	**2,506**	**—**	**2,506**
保戶紅利支出及準備金	**822**	**—**	**822**
投資型保單賬戶利息	**7**	**—**	**7**
合計	**18,780**	**(2,307)**	**16,473**

	2003年		
	毛額 人民幣百萬元	分保 人民幣百萬元	淨值 人民幣百萬元
賠款及理賠費用	8,958	(2,284)	6,674
退保	3,010	—	3,010
年金	1,635	—	1,635
滿期給付	2,479	—	2,479
保戶紅利支出及準備金	988	—	988
合計	17,070	(2,284)	14,786

7. 投資收益

(1) 淨投資收益

	2004年 人民幣百萬元	2003年 人民幣百萬元
固定到期日投資的利息收入		
債券	**3,074**	2,142
定期存款	**3,592**	3,520
其他	**72**	118
權益投資的股息收入		
證券投資基金	**382**	69
權益證券	**11**	–
投資物業經營性租賃收入	**130**	99
合計	**7,261**	5,948
淨投資收益率(年比率)	**4.1**	4.1

年投資收益率是由根據Modified Dietz方法計算的月投資收益率相乘得出。

(2) 已實現及未實現的收益／(損失)

	2004年 人民幣百萬元	2003年 人民幣百萬元
固定到期日投資	**22**	(8)
權益投資	**(789)**	398
衍生金融資產	**(6)**	–
其他投資	**–**	5
合計	**(773)**	395

(3) 總投資收益

	2004年 人民幣百萬元	2003年 人民幣百萬元
淨投資收益	**7,261**	5,948
已實現及未實現的收益／(損失)	**(773)**	395
合計	**6,488**	6,343
總投資收益率(年比率)	**3.6**	4.5

總投資收益率採用與淨投資收益率相同的計算方法得出。

6. 承保保費及保單費收入(續)

毛額(續)

	2004年 人民幣百萬元	2003年 人民幣百萬元
財產保險		
機動車輛保險	**6,232**	4,589
非機動車輛保險	**3,545**	3,351
意外與健康保險	**373**	151
財產保險業務毛承保保費收入	**10,150**	8,091
毛承保保費及保單費收入	**60,049**	63,134
扣除分出保費		
人壽保險		
個人壽險	**35,668**	34,049
銀行保險	**5,836**	10,562
團體保險	**7,582**	9,451
	49,086	54,062
財產保險		
機動車輛保險	**4,902**	3,617
非機動車輛保險	**1,654**	1,534
意外與健康保險	**285**	121
	6,841	5,272
淨承保保費及保單費收入	**55,927**	59,334

6. 承保保費及保單費收入

	2004年 人民幣百萬元	2003年 人民幣百萬元
毛承保保費、保單費收入及投資型保費存款（根據中國公認會計準則呈報）	**65,618**	67,497
減：營業稅金及附加	**(739)**	(552)
毛承保保費、保單費收入及投資型保費存款（扣除營業稅金及附加）	**64,879**	66,945
減：分配至投資連結保險投資賬戶的投資型保費存款		
個人壽險	**(2,882)**	(2,951)
團體保險	**(534)**	(860)
減：分配至萬能人壽保險投資賬戶的投資型保費存款		
個人壽險	**(1,333)**	–
銀行保險	**(81)**	–
毛承保保費及保單費收入	**60,049**	63,134

毛額

	2004年 人民幣百萬元	2003年 人民幣百萬元
人壽保險		
個人壽險		
首年保費及保單費收入	**7,628**	9,023
續期保費及保單費收入	**28,321**	25,594
	35,949	34,617
銀行保險		
首年保費及保單費收入	**5,639**	10,443
續期保費及保單費收入	**197**	119
	5,836	10,562
團體保險	**8,114**	9,864
人壽保險業務毛承保保費及保單費收入	**49,899**	55,043

5. 分部報告（續）

	人壽保險 人民幣 百萬元	財產保險 人民幣 百萬元	總部 人民幣 百萬元	其他 人民幣 百萬元	抵銷 人民幣 百萬元	合計 人民幣 百萬元
資產負債表						
於聯營公司的投資	–	–	–	3	–	3
其他投資	143,371	5,874	12,798	2,055	(8,181)	155,917
其他資產	39,445	6,765	227	4,719	(1,032)	50,124
總資產	182,816	12,639	13,025	6,777	(9,213)	206,044
壽險責任及其他準備金	163,556	9,508	–	–	–	173,064
其他負債	15,414	1,591	64	3,654	(1,032)	19,691
總負債	178,970	11,099	64	3,654	(1,032)	192,755
折舊、土地使用權及商譽的攤銷	337	122	–	16	–	475
確認的減值準備	3	–	–	32	–	35
資本性支出	614	131	1	2	(5)	743
計入合併業績的其他非現金費用性支出	28	56	–	–	–	84

5. 分部報告(續)

截至2003年12月31日止年度的分部分析如下：

	人壽保險 人民幣 百萬元	財產保險 人民幣 百萬元	總部 人民幣 百萬元	其他 人民幣 百萬元	抵銷 人民幣 百萬元	合計 人民幣 百萬元
收入						
毛承保保費及保單費收入	55,043	8,091	–	–	–	63,134
減：分出保費	(981)	(2,819)	–	–	–	(3,800)
未到期責任準備金增加淨額	(256)	(229)	–	–	–	(485)
淨已賺保費	53,806	5,043	–	–	–	58,849
分保佣金收入	371	876	–	–	–	1,247
淨投資收益	5,356	260	229	103	–	5,948
已實現及未實現的收益	302	43	–	50	–	395
其他收入	123	2	–	59	–	184
收入合計	59,958	6,224	229	212	–	66,623
遞延保單獲得成本變動額	2,848	37	–	–	–	2,885
賠款及保戶利益	(10,826)	(3,960)	–	–	–	(14,786)
壽險責任準備金增加額	(40,417)	–	–	–	–	(40,417)
佣金支出	(5,074)	(602)	–	–	–	(5,676)
營業及管理費用	(4,007)	(1,310)	(32)	(159)	3	(5,505)
利息支出	(205)	(15)	–	(4)	–	(224)
計提保險保障基金	(28)	(56)	–	–	–	(84)
費用合計	(57,709)	(5,906)	(32)	(163)	3	(63,807)
營業利潤	2,249	318	197	49	3	2,816
應佔聯營公司收益	–	–	–	5	–	5
所得税	(299)	(222)	27	–	–	(494)
少數股東損益	–	–	–	(5)	(2)	(7)
淨利潤	1,950	96	224	49	1	2,320

5. 分部報告（續）

	人壽保險 人民幣 百萬元	財產保險 人民幣 百萬元	總部 人民幣 百萬元	其他 人民幣 百萬元	抵銷 人民幣 百萬元	合計 人民幣 百萬元
資產負債表						
於聯營公司的投資	–	–	–	3	–	3
其他投資	180,993	7,579	19,619	2,214	(8,964)	201,441
其他資產	42,839	8,066	7,770	4,731	(354)	63,052
總資產	223,832	15,645	27,389	6,948	(9,318)	264,496
壽險責任及其它準備金	198,031	11,995	–	–	–	210,026
其他負債	19,678	1,989	1,477	2,992	(350)	25,786
總負債	217,709	13,984	1,477	2,992	(350)	235,812
折舊、土地使用權及 商譽的攤銷	350	117	1	101	–	569
確認的減值準備	35	15	–	23	–	73
資本性支出	361	87	8	14	–	470
計入合併業績的其他 非現金費用性支出	(26)	(26)	–	1	–	(51)

5. 分部報告(續)

分部資產與負債主要包括直接歸屬分部的經營性資產及負債及按合理比例分配至分部的資產及負債。分部資產在扣除相關準備之後予以確定，在本集團合併資產負債表中將上述扣除計作直接沖銷。本集團於年內之收入及淨利潤主要來自中國境內的上述業務，因此，未提供按地域所作的分部分析。

截至2004年12月31日止年度的分部分析如下：

	人壽保險 人民幣 百萬元	財產保險 人民幣 百萬元	總部 人民幣 百萬元	其他 人民幣 百萬元	抵銷 人民幣 百萬元	合計 人民幣 百萬元
收入						
毛承保保費及保單費收入	49,899	10,150	–	–	–	60,049
減：分出保費	(813)	(3,309)	–	–	–	(4,122)
未到期責任準備金增加淨額	(114)	(1,077)	–	–	–	(1,191)
淨已賺保費	48,972	5,764	–	–	–	54,736
分保佣金收入	234	1,142	–	–	–	1,376
淨投資收益	6,517	295	439	79	(69)	7,261
已實現及未實現的收益／(損失)	(755)	(51)	2	31	–	(773)
其他收入	276	30	48	328	(31)	651
收入合計	55,244	7,180	489	438	(100)	63,251
遞延保單獲得成本變動額	2,071	190	–	–	–	2,261
賠款及保戶利益	(12,033)	(4,440)	–	–	–	(16,473)
壽險責任準備金增加額	(33,967)	–	–	–	–	(33,967)
佣金支出	(4,577)	(678)	–	–	–	(5,255)
營業及管理費用	(3,653)	(1,742)	(171)	(387)	31	(5,922)
利息支出	(16)	(4)	–	(22)	–	(42)
計提保險保障基金	(32)	(74)	–	–	–	(106)
費用合計	(52,207)	(6,748)	(171)	(409)	31	(59,504)
營業利潤	3,037	432	318	29	(69)	3,747
所得稅	(333)	(215)	(46)	(7)	–	(601)
少數股東損益	–	–	–	(2)	(28)	(30)
淨利潤	2,704	217	272	20	(97)	3,116

4. 本集團結構的變動

於2004年度，本集團的主要結構變動如下：

(a) 於2003年9月29日，平安信託投資有限責任公司(以下簡稱「平安信託」)與中國銀行就福建亞洲銀行(以下簡稱「該銀行」)股權轉讓事宜簽訂了股權轉讓協議。中國銀行將其持有該銀行50%的股權轉讓給平安信託。中國銀行業監督管理委員會(以下簡稱「中國銀監會」)於2003年12月23日批准了上述銀行股權轉讓並批准該銀行中文名稱變更為平安銀行有限責任公司(以下簡稱「平安銀行」)。同時，中國銀監會亦批准平安信託向該銀行增加投入資本2,300萬美元。收購、額外注資及相關工商登記已於2004年2月完成。之後，平安銀行成為平安信託擁有73%權益的子公司，而平安銀行的財務報表也隨之納入本集團的合併財務報表內。

(b) 於2004年9月20日，本公司訂立一項買賣協議，以轉讓其在深圳市平安實業投資有限公司(以下簡稱「平安實業」)20%的權益予深圳市平安物業投資管理有限公司(以下簡稱「平安物業」)。於該轉讓完成後，本集團於平安實業的股權減至99.26%。

(c) 於2004年9月28日，本公司訂立一項買賣協議，以轉讓其在平安物業的90%股權予平安信託。於該轉讓完成後，本集團於平安物業的股權減少至99.26%。

(d) 於2004年12月13日，本公司成立平安養老保險股份有限公司(以下簡稱「平安養老保險」)。平安養老保險其餘四位股東為中國平安人壽保險股份有限公司(以下簡稱「平安壽險」)、中國平安財產保險股份有限公司(以下簡稱「平安產險」)、平安信託及平安實業。平安養老保險的實收資本為人民幣3.00億元，而本集團合共擁有其99.95%的股權。

(e) 於2004年12月29日，經中國證券監督管理委員會的批准，平安信託從平安證券有限責任公司(以下簡稱「平安證券」)若干股東收購了其於平安證券10.88%的股權。於該交易完成後，本集團於平安證券的股權增至74.44%。

(f) 於2004年中，上海明新房地產有限公司已被清算。其所有資產及負債均由平安壽險接收。

5. 分部報告

本集團的業務分部信息現分為四類：人壽保險業務、財產保險業務、總部及其它業務。分部淨利潤包括直接歸屬分部的收入減費用以及按合理比例分配至分部的收入減費用(包括外部交易及與集團內其他分部之間的交易)。

3. 主要會計政策概要(續)

(27) 資產減值(續)

其他資產

當有跡象表明其他資產的賬面價值可能無法完全收回時，本集團將檢查其減值情況。此外，不管是否有減值跡象，均須於資產負債表日檢查商譽的減值情況。只要資產的賬面價值超過其可收回金額，則應在合併利潤表中確認減值損失。可收回金額為資產的淨售價和使用價值孰高者。淨售價是指預計近期出售可得扣除處置成本後的金額，而使用價值則是指通過使用該資產能夠產生的未來現金流及使用後處置該資產能產生的現金流之和的現值。如果可行，可收回金額按個別資產進行估計，否則將該資產計入其所屬的現金流產出單位予以估計。

自最近一次確認減值準備後，當且僅當用於釐定資產的可收回金額的會計估計發生變化時，轉回以前年度就該項資產(商譽除外)已確認的減值準備，並反映在合併利潤表中。恢復資產的賬目價值不應超過以前年度確認減值準備前的賬面價值(已扣除攤銷或折舊)。就商譽確認的減值準備於後續期間不予轉回。

(28) 會計估計的使用

在按國際財務報告準則編製財務報表時，管理層需作出一定的會計估計和會計假設。該等會計估計和會計假設可能會影響到財務報表日的資產和負債的金額及報告期內收入和費用的金額。因此，實際的結果與這些估計可能存在差異。

(29) 關聯方

如果一方有能力直接或間接控制另一方，或者在進行財務決策和經營決策時對另一方具有重大影響，則雙方被視為關聯方。受到共同控制和共同重大影響的雙方也視為關聯方。關聯方可以是個人或企業實體。

3. 主要會計政策概要(續)

(26) 税項(續)

遞延税項反映了各項資產和負債的應税金額與其在財務報表中之賬面餘額的暫時性差異所導致的淨税務影響。遞延税項資產和負債的賬面餘額是在資產負債表日實行或實質上實行之税率的基礎上估計暫時性差異的轉回或結算時所適用的所得税税率而計算確認的。

遞延税項資產在將來有足夠的應納税所得額可供抵扣的情況下予以確認。於每一資產負債表日,本集團重新評估未確認的遞延税項資產及遞延税項資產的賬面價值,並在未來可實現的應納税所得額範圍內確認以前年度未確認的遞延税項資產。當可能不再有足夠的應納税所得額來抵扣遞延税項資產的部份及全部利益時,本集團轉銷有關遞延税項資產的賬面金額。除税法規定不允許税前抵扣的由於商譽攤銷產生的暫時性差異外,所有的應税暫時性差異均確認為遞延税項負債。

遞延税項資產和負債均不折現,作為非流動性資產(負債)列示於資產負債表。

與直接計入權益的項目相關的當期税項及遞延税項直接計入權益。

所得税返還於實際收到時入賬。

(27) 資產減值

投資資產

於每一資產負債表日檢查投資的減值情況。

對於以歷史成本或攤餘成本計價的投資,一旦預計可能無法根據合同條款全額收回貸款、應收款或押金,則計提資產減值準備,並計入合併利潤表。

資產的賬面價值與其預期可收回金額之間的差額作為損失進行確認。對以前年度提取的減值準備,若有事實能客觀地説明應減少已提取的減值準備金額,則轉回已提取的減值準備並反映在合併利潤表中。恢復投資資產的賬面價值不應超過提取減值準備前的歷史成本或攤餘成本。

3. 主要會計政策概要(續)

(24) 經營性租賃

經營性租賃指由出租人承擔與資產所有權相關的絕大部份風險及收益的租賃。

本集團作為出租人時，通過經營性租賃租出的資產列為投資物業，因經營性租賃產生的應收租金，在租賃年限內按照直線法計入合併利潤表中。

本集團作為承租人時，因經營性租賃產生的應付租金，在租賃年限內按照直線法計入合併利潤表。出租人提供各項優惠按出租年限以直線法遞減經營性租賃支出。

(25) 員工福利

養老金義務

本集團的員工主要參與各種供款養老金計劃。該等養老金計劃主要由有關政府機構資助；本集團每月為該等養老金計劃支付相應的款項，再由有關機構負責向已退休員工支付養老金。上述支付款項於發生時計為費用。根據該等計劃，本集團就退休福利沒有任何其它重大法定或承諾義務。若干僱員亦獲提供團體壽險，惟涉及金額屬不重大。

住房福利

本集團的員工享有政府資助的各種住房公積金計劃。本集團根據員工工資的一定比例每月繳納公積金。本集團對該基金的義務僅限於須於每期間繳納款項。

醫療福利

本集團根據相關地方法規向當地機構繳納醫療福利基金。

(26) 税項

所得税費用(及應繳營業税)按現行税務法規、慣例和解釋計算。所得税以當年的預計應納税所得為基礎計提並考慮遞延税項。遞延税項以資產負債表負債法計算。

3. 主要會計政策概要(續)

(22) 收入確認(續)

(b) 投資連結保險業務

來自投資連結保險業務的保單費收入，是投資連結保險所收取的保費與分配至保戶儲金的保費存款之差額。

管理費於每月月底根據約定合同費率計提。

(c) 萬能壽險業務

用於彌補投保風險及有關成本的保費視為保費收入，包括與保險成本相關的保單費、管理費及退保費用。

(d) 淨投資收益

淨投資收益包括定期存款、固定到期日證券、買入返售證券、保戶質押貸款和其他貸款的利息、權益證券的股息、投資物業經營性租賃收入等。股息於收取派付權利被確定時予以確認。投資物業經營性租賃收入(扣除給予租戶的各種優惠之後)在租賃期內按直線法確認為收入。其他淨投資收益根據本金、適用利率按時間比例計提。

(23) 再保險業務

在再保險合同下，本集團進行評估和審核，以保證承保風險和時間性風險已由分出公司轉讓給再保險人。承保風險指發生重大損失的合理可能性，時間性風險指現金流的產生時間發生重大變化的合理可能性。

再保險資產包括根據再保險合同，向分入保險公司和再保險公司應收的已付和未付的賠款和理賠費用、分出的未到期責任準備金、按照合約分保持有的分出的壽險責任準備金。可向再保險公司攤回的賠款金額，按與保險賠款估算一致的方式進行估計。

再保險業務的資產及負債在資產負債表中分別列示，除非有權利將其抵銷。本集團對潛在再保險人的財務實力進行評估，並繼續對再保險人的財務狀況進行監督。

根據中國保險法規規定，於2004年，本集團需將財產保險和短期人壽保險毛保費收入的10%分出給國有再保險公司。

3. 主要會計政策概要(續)

(19) 投資連結保險業務

投資連結保險業務的收入包括年內用於彌補保險成本的保單費、管理費及退保收益。收取的除保單費和管理費外的資金在保戶儲金中反映。當期發生的超出保戶儲金的給付和賠款計入合併利潤表的賠款支出中。

投資連結保險各投資賬戶資產和負債是為達到保戶專門的投資目標而持有的資金，保戶承擔相應的投資風險。獨立賬戶的淨投資收益直接由保戶享有或承擔。每個獨立賬戶的資產與負債均以市值計價，並與其他獨立賬戶的資產和負債或本集團自身的投資分開核算。保單初始收入、退保支出、淨投資收益、行政支出均在各賬戶的資產負債表中分別反映，而不在合併利潤表中反映。

(20) 萬能壽險業務

該等保險的收入包括年內用於彌補保險保障成本的保單費、管理費及退保收益。就未來服務收取的保單費與有關的遞延保單獲得成本以類似的方式予以遞延及確認。費用包括計入投資型保單賬戶的利息及超出投資型保單賬戶餘額的給付。

(21) 股息分配

股息分配方案由董事會提出，在經股東大會及中國保險監督管理委員會(「中國保監會」)批准後作為負債確認。

(22) 收入確認

收入於與經濟交易相關的經濟利益能夠流入本集團，且其金額能夠可靠地計量時予以確認。收入的確認基礎如下：

(a) 保費收入

長期傳統人壽保險及分紅人壽保險的保費於保單列示之保費按估計收入時確認為收入。長期財產保險的保費於應向保戶收取保費時確認為收入。短期財產保險及短期人壽保險的保費在扣除退費後，於承擔風險時確認為收入。

3. 主要會計政策概要(續)

(17) 長期人壽保險業務(續)

未來保戶利益責任的充足性按未來合約現金流量的現時預測、賠付、行政管理費用及支持該等責任的資產所產生的投資收入於結算日予以評估。任何不足額隨即於損益表內扣除，而扣除方式最初為撇銷遞延獲得成本，其後為設立額外準備金。如上所述，具固定年期的長期人壽保險按出具保單時載列的假設計量其責任。當負債充足性測試要求採用新的最佳估計假設時，則該等假設用於該等責任的後續計量。

(18) 財產保險及短期人壽保險業務

財產保險及短期人壽保險保單提供較短固定期間的保障。保單條款規定保險公司可以在任何保單期末撤銷或修改保單的條款。

未決賠款準備金

未決賠款準備金為對財產保險及短期人壽保險業務未來賠款及損失理算費用作出最有可能估計後提取的準備金。該等最有可能估計為扣除預計追償收入後的累計估計最終損失，其包括為已發生未報告賠款提取的準備金。本集團根據實際情況對估計的確定方法及準備金的提取方法進行不斷地複查和修訂，並將由此產生的調整反映在當期的合併利潤表中。本集團不以貼現的方法計算未決賠款準備金。

未到期責任準備金

財產保險和短期人壽保險於保單成立時確認承保保費收入，並在相應保險期限內按時間比例確認已賺保費收入。未到期責任準備金是對應保險期內尚未到期部份的已承保保費收入。

保費不足準備金

保費不足準備金是根據對未來賠款、成本、已賺保費及按比例確認的投資收入的估計，對個人人壽保險、團體人壽保險及財產保險未到期業務提取的準備金。倘適用，該等賬目將歸入壽險責任準備金。若財產保險業務的保費不足準備金金額重大，則作為單項準備金予以披露。

3. 主要會計政策概要(續)

(15) 土地使用權

土地使用權以成本扣除累計攤銷和減值準備後的餘額列示。土地使用權在剩餘權利年限內按照直線法進行攤銷。

(16) 商譽

商譽是指收購成本超過本集團應享有被收購子公司、聯營公司或合營公司於收購日之可辨認淨資產的公允價值中相應股權份額的部份。商譽按照直線法在其預計可受益年限10年內進行攤銷。於2004年3月31日或之後進行的收購所產生的商譽並未予以攤銷。本集團將每年或，當有跡象表明商譽的賬面價值存在無法完全收回的可能時，更頻繁地檢查其減值準備情況。商譽以成本扣除累計攤銷及減值準備後的餘額列示。

(17) 長期人壽保險業務

長期人壽保險保單不受保單條款單方面變化的影響，其期限預計超過12個月，要求在較長期限內提供各種功能和服務(包括但不限於保險保障)。

壽險責任準備金指預期為除投資連結保險及萬能壽險以外的長期人身保險保單持有人承擔未來保險責任而提取的準備金。

為人壽保險業務而承擔的未來保戶利益責任採用建立在包括死亡率、繼續率、費用率、保戶紅利、投資回報(含對可能發生的重大不利偏差而做出的準備)等各因素的精算假設基礎上的均衡淨保費法計算。該等精算假設於保單出具時制定並保持不變，除非出現保費不足的情況。根據現行的中國保險法規，對於分紅保險保單，至少應將可分配盈餘(按保單條款、現行法規及本集團的分紅政策計算)的70%分配給保單持有人，並於總負債內計提為一項負債。

對於保費付款期短於保險保障期的保單，額外提取遞延利潤準備金，作為壽險責任準備金的一部份。遞延利潤準備金將確保利潤與有效保單金額之間的固定比例關係。

3. 主要會計政策概要(續)

(13) 物業、機器及設備與折舊

物業、機器及設備以實際成本扣除累計折舊和累計減值準備後的餘額列示。當該等資產出售或報廢時，將其成本和累計折舊從賬上撇銷，相關處置產生的收益或虧損在合併利潤表中反映。

物業、機器及設備的初始成本包括其購買價格(含進口關稅和不可返還的購買稅)以及其他任何使該資產達到其可使用狀態和使用地點的可直接歸屬的成本。物業、機器及設備投入使用後所發生的維修保養等支出，一般於其發生當期計入合併利潤表中。在明確顯示有關支出可能導致物業、機器及設備的未來經濟效益增加超過其初始估計水平的情況下，該支出作為物業、機器及設備的額外成本予以資本化。

物業、機器及設備的折舊乃於考慮每項資產的預計淨殘值後在其預計可使用年限內以直線法計提。物業、機器及設備的預計淨殘值率和預計可使用年限按類別列示如下：

	預計淨殘值率	預計可使用年限
租賃固定資產改良	—	剩餘租賃期與租賃資產尚可使用經濟年限孰短
建築物	3%	30-35年
辦公設備、傢俱及裝修	—	5年
運輸設備	4%	5-8年

物業、機器及設備的可用年限及折舊計提方法經定期檢查，以確保該資產的折舊方法和折舊年限與該資產預期可以帶來的經濟利益相一致。

對已提足折舊仍繼續使用的資產不再計提折舊，這些資產將繼續在財務報表中列示直至其停止使用。

(14) 在建工程

在建工程是指興建中的建築物及待安裝設備之成本。

在建工程在完工及投入使用前不計提折舊。

3. 主要會計政策概要(續)

(11) 賣出回購證券

賣出回購證券分類為短期借款，通常自交易日起183天內到期。本集團可能被要求以標的證券的公允價值為基礎提供額外的抵押。賣出回購證券以借款的成本入賬。由於根據本集團的政策，本集團對賣出回購證券協議項下的證券仍保持有效的控制，用於抵押的證券將繼續在合併資產負債表上列示。

(12) 遞延保單獲得成本

長期人壽保險業務及投資連結保險業務的遞延保單獲得成本

新業務的獲得成本予以遞延，主要包括與新業務的承接直接相關的佣金、承保費用、銷售費用及保單出單費用，並因新業務的不同而有所差異。保單簽發日及每個會計期末均需對遞延保單獲得成本進行可收回性測試。

傳統人身保險業務及年金保險業務的遞延保單獲得成本在預計保單年限內以預期保費收入的固定比例攤銷。預期保費收入在保單簽發時估計並適用於整個保單期間，除非出現保費不足的情況。

投資型合同如投資連結保險合同的遞延保單獲得成本在預計合同年限內以該合同在合同年限內預計實現的毛利潤現值的固定比例攤銷。預計毛利潤為考慮下列因素後的估計數：死亡率、管理費用、投資收入以及退保費用，再減去超出投資型保單賬戶餘額的賠付、行政管理費用及應付利息的部份。預計毛利潤需定期進行調整，並以最近調整後的適用於剩餘合同期限的利率計算調整後毛利潤的現值。實際結果與估計的差額在合併利潤表中反映。

財產保險及短期人壽保險業務的遞延保單獲得成本

保單獲得成本主要為與業務的承接直接相關的佣金和與保費收入有關的税金等。保單獲得成本因承接的業務不同而有所差異，本集團對其予以遞延並在保單年限內攤銷。在考慮未來投資收入後，遞延保單獲得成本需定期檢查，以確保遞延保單獲得成本不超過其可收回金額。就保單獲得成本而向再保險公司收取的款項以相同的方式予以遞延。

3. 主要會計政策概要(續)

(8) 買入返售證券

本集團簽訂了買入返售證券之協議。這些證券歸類為源生貸款。買入返售證券以貸款金額的成本入賬。該等協議項下的貸款金額在合併資產負債表中列為一項資產。本集團並不親自保管該等協議項下的證券。於貸款未清償之前,相關的上市證券交易所不允許出售或轉讓該等證券。當對方違約不償還貸款時,本集團對於由證券交易所作為托管人所持有的相關證券擁有權利。

(9) 投資物業

投資物業是指以獲得租賃收入或資本增值為目的,而非以生產、提供產品、服務、管理或普通銷售目的而持有的於物業的投資。

投資物業初始時按成本計量,即按獲取該等投資所支付對價(包括交易成本在內)的公允價值計量。其後,投資物業均以成本扣除累計折舊及減值準備後的淨額列示。

投資物業的折舊乃於考慮每項資產預計淨殘值(原始成本的3%)後,在其預計可使用年限內以直線法計提。投資物業的預計可使用年限為30至35年。

本集團定期檢查投資物業的可使用年限及折舊計提方法,以確保投資物業的折舊方法和折舊年限與該投資物業預期可以帶來的經濟利益相一致。

本集團對已提足折舊但仍繼續使用的資產不再計提折舊,該等資產將繼續列示於財務報表中直至其終止使用。

若投資物業的賬面值預計不能全部收回,則需要對該等投資物業計提減值準備並在合併利潤表中確認為費用。若導致該投資物業減值的市場形勢已不存在且有充分證據表明新的市場形勢將在可預見的將來持續,則對該投資物業提取的減值準備可轉回至合併利潤表中。

當且僅當有證據表明投資物業之用途已改變時確認投資物業的轉入和轉出。

(10) 現金及現金等價物

現金包括庫存現金及存放於銀行的現金。現金等價物指持有期限短、流動性強、易於轉換為已知金額現金、自購買日起三個月內到期且價值變動風險很小的存款或投資。

3. 主要會計政策概要(續)

(6) 投資(續)

在活躍市場報價的投資的公允價值以其現行買入價為準。如某項金融資產的市場不活躍(及就非上市證券而言),本集團將採用估值方法確定其公允價值。該等方法包括參考近期發生的同等交易、現金流量折現模型以及市場參與者普遍使用的其他估值方法。

因交易而持有的投資的公允價值的變化在合併利潤表中確認。

可供出售的投資的公允價值變化扣除遞延税款後在權益中單獨確認,當該資產被終止確認或發生減值時,將其以前在權益中確認的累計收益或損失轉入合併利潤表。

其後,源生貸款和持有至到期的投資以攤餘成本扣除減值準備後的餘額列示。計算攤餘成本時,將取得該投資時產生的溢折價在其取得日至到期日期間以實際利率法攤銷。以攤餘成本計價的投資被終止確認、發生減值或進行攤銷時產生的利潤或損失計入本年損益。如果投資的賬面價值超過其估計的可收回金額,則該投資發生了減值。

(7) 衍生產品

衍生產品指本集團購入的可轉換債券內含的期權,於資產負債表內以公允價值列作金融資產(對本集團有利時)及金融負債(對本集團不利時)。

分類為可供出售的投資的可轉換債券的內含期權應分離出來作為因交易而持有的金融工具。內含衍生產品的公允價值為可轉換債券的公允價值與不含內含期權的主債券的公允價值兩者之間的差額。期權公允價值的變化確認為利潤或損失。

分類為因交易而持有的投資的可轉換債券的內含衍生產品無需從主債券中分離出來。

3. 主要會計政策概要(續)

(5) 聯營公司

對於本集團能對其實施重大影響的聯營公司的投資(一般佔其權益的20%至50%),本集團採用權益法核算。當有跡象表明本集團於聯營公司的投資已經減值或往年已確認的減值不復存在時,本集團對該項資產的賬面價值作出重新評估。

對來自與聯營公司交易的未實現收益,按本集團在該聯營公司享有的權益比例部份抵銷。未實現的損失也採用類似的方法予以抵銷,但僅限於沒有證據表明該被轉移的資產已發生減值。

(6) 投資

本公司管理層將金融工具投資分類為:因交易而持有的投資、源生貸款、持有至到期的投資以及可供出售的投資。因交易而持有的投資是指主要為從短期價格波動中獲利而持有的投資。源生貸款是指本集團以貨幣、實物或服務等方式直接向債務人提供的,並且並非為了立即或在短期內出售而持有的貸款。持有至到期的投資是指本集團有明確意圖和能力持有至到期的有固定或可確定的收款金額和固定到期日的除源生貸款以外的投資。所有其他的投資分類為可供出售的投資。

所有投資的購買及出售均於交易日確認。在收取來自投資的現金流量的權利屆滿或本集團已轉讓與所有權有關的絕大部份風險及收益時,終止確認有關投資。

投資初始以成本計量,即按包括交易成本在內的獲得該投資之對價的公允價值計量。

其後,因交易而持有的投資和可供出售的投資均以公允價值計量。但部份權益投資(分類為可供出售的投資)因沒有活躍的市場價格而不能可靠計量其公允價值,上述證券以成本扣除減值準備後的淨值記賬。本公司董事認為上述處理方法恰當,因為上述證券沒有可靠的公開市場價格,它們的未來現金流量具有不確定性,合理的公允價值的估計存在重大可變性以致難以估計各種結果出現的可能性。

3. 主要會計政策概要(續)

(2) 外幣

本集團考慮其所從事業務及所處環境的經濟實質而將計量貨幣定為人民幣。在合併本公司(以人民幣為計量貨幣)及子公司(各自採用相應的計量貨幣)的財務報表時，國外子公司的權益類項目採用歷史匯率轉換為人民幣計量，其他資產負債表項目採用年末匯率轉換為人民幣計量，利潤表項目採用年平均匯率轉換為人民幣計量。因此而產生的所有重大的匯兑差異在權益的匯率折算儲備中反映。

外幣交易以發生日之匯率入賬。以外幣結算之貨幣性資產與負債採用年末匯率轉換為人民幣計量，所有的匯兑差異在合併利潤表中反映。

(3) 合併基礎

本集團將本公司及所有子公司的財務報表合併且抵銷所有內部交易後編製合併財務報表。

本集團從獲得對子公司控制權時起將該子公司納入合併範圍，直至本集團終止對其的控制。控制通常指本集團直接或間接地擁有其半數以上有表決權的股份且能通過影響該公司財務及經營決策而從中獲益。

屬於少數股東的權益和淨利潤在合併資產負債表及合併利潤表上均單獨列示。

(4) 子公司

子公司是指本公司直接或間接控制其財務和經營決策，以從其經營中獲益的公司。

本公司於子公司之權益以本公司所佔其淨資產份額按權益法在資產負債表中列示。

3. 主要會計政策概要

編製本集團合併財務報表時所採用的主要會計政策如下：

(1) 編製基礎

除了因交易而持有的投資及可供出售的投資以公允價值列示外，隨附的合併財務報表乃以歷史成本法為基礎而編製。上述會計基礎不同於本集團及本公司按照中國公認會計準則編製的法定財務報表中使用的會計基礎。

合併財務報表乃根據國際財務報告準則編製。該準則包括國際會計準則理事會頒佈的準則和解釋以及國際會計準則委員會批准的目前依然生效的國際會計準則和常設解釋委員會解釋公告。

本集團在根據國際財務報告準則編製2004年度財務報表時，國際財務報告準則並無有關保險合同會計處理的有效規定。對於國際財務報告準則並無涉及之問題，國際財務報告準則框架允許參考其他會計準則體系。因此，

- 本集團選擇使用目前許多保險公司在根據香港公司條例和保險公司條例呈報時所普遍採用的收入會計核算方法；且

- 本集團還參照了有關美國公認會計準則，以計量本集團的保險負債和有關的遞延保單獲得成本，尤其是《財務會計準則》第60號和第97號中包括的計量指南規定。

2. 近期頒佈的國際財務報告準則的影響(續)

國際會計準則理事會已頒布多項新國際財務報告準則和修訂若干項國際會計準則(以下統稱為「新國際財務報告準則」),一般於2005年1月1日或之後開始的會計期間生效。本集團並無於截至2004年12月31日止年度的財務報表內提前採納該等新國際財務報告準則。本集團評估新國際財務報告準則的影響如下:

- **國際財務報告準則第4號「保險合同」**

  國際財務報告準則第4號是首條針對保險合同的國際財務報告準則。其主要特點包括但不限於界定保險合同的定義、負債充足性測試及再保險資產減值測試的使用、不計提巨災和平衡準備金。根據國際財務報告準則第4號,包含任意分紅性質的投資合同可以繼續以保險合同的形式入賬。如果某些合同項下的保費因該合同根據國際財務報告準則第4號被視為投資合同而不計為收入,則應直接計入保戶儲金賬戶貸方,作為一項負債,而該賬戶餘額包含的有關賠款則計入保戶儲金賬戶的借方。

- **國際會計準則第39號(2004年修訂)「金融工具:確認及計量」**

  國際會計準則第39號取消了「源生貸款及應收款項」的釋義,界定了「貸款及應收款項」,並澄清終止確認金融資產的準則。此項準則可能影響本集團金融資產的分類及其後的計量。

- **國際財務報告準則第2號「基於股權的付款」**

  國際財務報告準則第2號規定一家實體須於其財務報表確認基於股權的付款交易,其中包括與僱員或其他人士進行,並將以該實體的現金、其他資產或權益工具結算的交易。此標準將會對本集團虛擬期權計劃的確認、計量及披露提供更多的指引。

本集團將會繼續評估以上及其他新國際財務報告準則對本集團業績及財務狀況在會計報表中呈報方式的影響。新國際財務報告準則對日後財務期間是否有重大影響,目前而言,屬言之尚早。

1. 公司資料

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)於1988年3月21日在中華人民共和國(以下簡稱「中國」)深圳成立。其營業範圍包括投資保險企業、監督及管理子公司的國內、海外業務及開展保險資金運用業務等。本公司及其主要子公司(以下簡稱「本集團」)主要從事承保人壽保險、財產保險及提供金融服務。

於2004年12月31日,本集團有約36,000名僱員及215,000名銷售代理人與銷售代表(2003年:36,000名僱員及204,000名銷售代理人與銷售代表)。本公司的註冊地址為中國深圳市八卦三路平安大廈。

於2004年6月24日,透過在香港進行首次公開發行發售1,261,720,000股普通股。

2. 近期頒佈的國際財務報告準則的影響

下列國際財務報告準則乃於現年度的財務報表首次生效:

- **國際財務報告準則第3號「業務合併」**

  國際財務報告準則第3號規定,因業務合併產生的商譽於初步確認後須按成本減任何累計減值準備後計量。因此,商譽不予攤銷,而是每年進行減值測試,或當有跡象表明商譽有可能減值時作出更頻密的減值測試。本國際財務報告準則適用於協議日期在2004年3月31日或之後的業務合併所產生的商譽。先前年度確認的商譽仍可攤銷。

- **國際會計準則第36號(2004年修訂)「資產減值」**

  修訂的國際會計準則第36號主要反映與業務合併有關的變更。

	附註	**2004年 人民幣百萬元**	2003年 人民幣百萬元
資產			
投資			
固定到期日投資			
債券		**49**	—
定期存款	43	**10,626**	4,711
權益投資			
證券投資基金		**100**	—
於子公司的投資	19	**11,159**	8,110
投資資產合計		**21,934**	12,821
現金及現金等價物		**7,580**	177
應收利息	23	**126**	10
物業、機器及設備	26	**9**	2
其他資產		**81**	6
資產合計		**29,730**	13,016
權益及負債			
權益			
股本	32	**6,195**	4,933
儲備	33	**19,191**	7,285
未分配利潤	33	**2,867**	734
權益合計		**28,253**	12,952
負債			
應付股息		**74**	—
應付所得税		**23**	20
其他負債		**1,380**	44
負債合計		**1,477**	64
權益及負債合計		**29,730**	13,016

所附附註為本財務報表的組成部份。

	附註	2004年 人民幣百萬元	2003年 人民幣百萬元
經營活動產生的現金流入	44 (1)	**34,370**	35,178
投資活動產生的現金流量			
購買投資物業、物業、機器及設備、在建工程及土地使用權		**(470)**	(743)
處置物業、機器及設備的現金流入		**22**	6
出售子公司產生的淨現金流入		**–**	5
投資淨增加額		**(44,593)**	(25,177)
定期存款淨增加額		**(2,087)**	(4,794)
收購子公司產生的淨現金流入	44 (2)	**295**	2,436
新增購買子公司權益	44 (3)	**(158)**	–
收到利息		**6,215**	5,864
收到股息		**393**	159
收到租金		**130**	99
投資活動產生的現金流出淨額		**(40,253)**	(22,145)
籌資活動產生的現金流量			
發行股份所得款項		**13,279**	–
賣出回購證券的增加／(減少)		**401**	(8,114)
支付股息		**(518)**	(493)
支付利息		**(42)**	(224)
籌資活動產生的現金流入／(流出)淨額		**13,120**	(8,831)
現金及現金等價物的淨增加額		**7,237**	4,202
現金及現金等價物的年初餘額		**8,017**	3,815
現金及現金等價物的年末餘額	15	**15,254**	8,017

所附附註為本財務報表的組成部份。

	附註	股本	儲備					未分配利潤／(未彌補虧損)	合計
			資本公積	盈餘公積	公益金	總準備金	淨未實現收益／(損失)		
		人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
2003年1月1日餘額		2,467	5,284	2,880	381	395	382	(102)	11,687
資本公積轉增股本	32	2,466	(2,466)	–	–	–	–	–	–
截至2003年12月31日止年度的淨利潤		–	–	–	–	–	–	2,320	2,320
可供出售的投資的淨損失		–	–	–	–	–	(768)	–	(768)
由權益轉入利潤表的可供出售的投資的淨損失		–	–	–	–	–	107	–	107
已確認的遞延税項淨額	30	–	–	–	–	–	99	–	99
分配任意盈餘公積		–	–	1,057	–	–	–	(1,057)	–
宣派2002年度股息		–	–	–	–	–	–	(493)	(493)
分配法定盈餘公積	33	–	–	211	105	–	–	(316)	–
2003年12月31日餘額		4,933	2,818	4,148	486	395	(180)	352	12,952
透過首次公開發售發行股份	32	1,262	12,564	–	–	–	–	–	13,826
股份發行費用		–	(547)	–	–	–	–	–	(547)
截至2004年12月31日止年度的淨利潤		–	–	–	–	–	–	3,116	3,116
可供出售的投資的淨損失		–	–	–	–	–	(659)	–	(659)
由權益轉入利潤表的可供出售的投資的淨損失		–	–	–	–	–	69	–	69
已確認的遞延税項淨額	30	–	–	–	–	–	88	–	88
宣派2003年度股息	33	–	–	–	–	–	–	(592)	(592)
分配法定盈餘公積	33	–	–	261	130	–	–	(391)	–
2004年12月31日餘額		6,195	14,835	4,409	616	395	(682)	2,485	28,253

所附附註為本財務報表的組成部份。

	附註	2004年 人民幣百萬元	2003年 人民幣百萬元
權益及負債			
權益			
股本	32	**6,195**	4,933
儲備	33	**19,573**	7,667
未分配利潤		**2,485**	352
權益合計		**28,253**	12,952
少數股東權益		**431**	337
負債			
客戶保證金	34,43	**1,849**	2,304
賣出回購證券	35,43	**601**	200
預收保費		**1,627**	2,129
應付佣金		**556**	497
應付分保賬款		**209**	314
應付股息		**74**	—
應付所得税		**490**	326
保險保障基金	36	**827**	710
應付保戶紅利及準備金		**1,977**	1,189
投資型保單賬戶餘額	37	**1,411**	—
未到期責任準備金	38	**9,472**	8,302
未決賠款準備金	39	**6,642**	4,817
壽險責任準備金	40	**193,912**	159,945
其他負債		**3,262**	1,963
投資連結保險投資賬戶負債		**12,903**	10,059
負債合計		**235,812**	192,755
權益及負債合計		**264,496**	206,044

所附附註為本財務報表的組成部份。

馬明哲	**張子欣**	**孫建一**
董事	首席財務執行官	董事

2004年12月31日

	附註	2004年 人民幣百萬元	2003年 人民幣百萬元
資產			
投資			
固定到期日投資			
債券	14,43	**112,865**	68,177
定期存款	15,43	**80,320**	78,233
保單質押貸款	43	**545**	297
買入返售證券	43	**–**	2,968
客戶貸款	43	**130**	21
權益投資			
證券投資基金	16	**5,749**	4,648
權益證券	17	**266**	240
衍生金融資產	18	**62**	–
於聯營公司的投資	20	**3**	3
投資物業	21	**1,504**	1,333
投資資產合計		**201,444**	155,920
現金及現金等價物	15,43	**15,254**	8,017
存放銀行同業款項	15,43	**439**	–
應收保費	22	**617**	439
應收利息	23	**382**	316
再保險資產	24	**4,356**	3,903
遞延保單獲得成本	25	**22,622**	20,361
物業、機器及設備	26	**2,735**	3,147
在建工程	27	**204**	146
土地使用權	28	**928**	924
商譽	29	**322**	241
遞延税項資產	30	**352**	293
法定保證金	31	**1,200**	1,200
其他資產		**738**	1,078
投資連結保險投資賬戶資產		**12,903**	10,059
資產合計		**264,496**	206,044

所附附註為本財務報表的組成部份。

合併利潤表

截至2004年12月31日止年度

	附註	**2004年** **人民幣百萬元**	2003年 人民幣百萬元
毛承保保費及保單費收入	6	**60,049**	63,134
減：分出保費		**(4,122)**	(3,800)
淨承保保費及保單費收入	6	**55,927**	59,334
未到期責任準備金增加淨額	38	**(1,191)**	(485)
淨已賺保費		**54,736**	58,849
分保佣金收入		**1,376**	1,247
淨投資收益	7(1)	**7,261**	5,948
已實現及未實現的收益／(損失)	7(2)	**(773)**	395
其他收入	8	**651**	184
收入合計		**63,251**	66,623
遞延保單獲得成本變動額	25	**2,261**	2,885
賠款及保戶利益	9, 50	**(16,473)**	(14,786)
壽險責任準備金增加額	40	**(33,967)**	(40,417)
佣金支出		**(5,255)**	(5,676)
營業及管理費用	50	**(5,922)**	(5,505)
利息支出		**(42)**	(224)
計提保險保障基金		**(106)**	(84)
費用合計		**(59,504)**	(63,807)
營業利潤	10	**3,747**	2,816
應佔聯營公司收益		**–**	5
所得税	11	**(601)**	(494)
未計少數股東損益前淨利潤		**3,146**	2,327
少數股東損益		**(30)**	(7)
股東應佔溢利		**3,116**	2,320
建議派發股息	12	**867**	592
		人民幣	人民幣
每股基本收益	13	**0.56**	0.47

所附附註為本財務報表的組成部份。

致中國平安保險(集團)股份有限公司
全體股東

我們已審核載於第85頁至第154頁的財務報告，該等財務報告乃按照國際財務報告準則編製。

董事及核數師各自的責任

貴公司董事對所編製的財務報表的真實性及公允性負責。編製真實且公允的財務報表時，應選擇適當的會計政策並一貫地使用。我們的責任是依據我們審核工作的結果對財務報表形成獨立的審核意見，並僅向整體股東報告我們的意見，並無其他目的。我們概不就本報告的內容對其他任何人士承擔或負上任何責任。

意見的基礎

我們按照香港會計師公會頒佈的核數準則實施審核工作。審核工作包括在抽查的基礎上檢查支持財務報告所載金額及披露的證據，評價董事於編製財務報告時所作出的重大估計和判斷，採用的會計政策是否適合　貴公司及　貴集團的具體情況，及是否貫徹應用並充分披露該等會計政策。

我們計劃和實施審核工作，以獲取所有我們認為必要的資料和解釋，為合理確信財務報表是否不存在重大錯報提供充分足夠的證據。在作出意見時，我們亦已評價該等財務報告所載資料的整體反映是否足夠。我們相信，我們的審核工作已為下列意見提供合理的基礎。

意見

我們認為，上述財務報告符合國際財務報告準則及「香港公司條例」的披露規定，真實且公允地反映了　貴公司及　貴集團於2004年12月31日的財務狀況，及　貴集團截至該日止年度的溢利及現金流量。

安永會計師事務所
執業會計師

香港
2005年4月18日

敏感性分析

本集團已調查有關未來經驗的若干獨立假設對有效業務價值及一年新業務價值的影響。特別是已考慮下列假設的變動：

- 風險貼現率
- 非投資連結型業務之投資回報為4.5%，投資連結型業務之投資回報為5.5%
- 已承保人壽保險之死亡率及發病率以及短期業務賠付率下降10%
- 保單失效率下降10%
- 維持費用下降10%

(人民幣百萬元)	風險貼現率			
	收益率／10%	收益率／12.5%	收益率／15%	12.5%
有效業務價值	14,606	12,086	9,972	13,936
	10%	12.5%	15%	收益率／12.5%
一年新業務價值	4,937	3,913	3,174	4,989

假設(人民幣百萬元)	有效業務價值	一年新業務價值
基準假設	12,086	3,913
4.5%/5.5%投資回報	8,682	3,814
死亡率及發病率下降10%	12,175	4,076
保單失效率下降10%	12,263	3,973
維持費用下降10%	12,787	4,013

有效業務及新業務之貼現率分別為收益率／12.5%及12.5%。

內涵價值變動

下表顯示本公司內涵價值如何增至於2004年12月31日之人民幣370億元。

(人民幣百萬元)	2004年	
於2003年12月31日的內涵價值	**19,078**	
年初內涵價值的預計回報	**1,181**	於2004年出現的內涵價值正常增長。
一年新業務價值	**3,913**	2004年出售新業務的貢獻。
風險貼現率影響	**1,380**	由於2004年新增業務，計算有效業務價值的風險貼現率出現變化。
假設及模型變動	**3,437**	投資回報及其他組合假設變動增加內涵價值。
市場價值調整影響	**(3,764)**	債券按市值計算。債券的市場價值由於加息而下降。
投資回報方差	**(1,321)**	主要由於2004年的實際投資回報較假設回報低。
其他經驗方差	**657**	實際經驗及假設之方差，正方差主要由於較好的賠付和費用實際經驗。
資本變動前內涵價值	**24,561**	在資本變動前的內涵價值增加28.7%。
股東股息	**(592)**	以年度股息方式支付予股東的金額。
資本注入	**13,279**	於2004年6月在首次公開招股上市的所得款項淨額。
於2004年12月31日的內涵價值	**37,248**	

費用

費用假設根據本集團最近期的費用分析而定。就2004年，假設費用及佣金約等於產品定價時所採用的費用假設的70%。單位維持費用假設每年增加2%。

保戶紅利

保戶紅利根據個人壽險及銀行保險分紅業務的利息及死亡率盈餘的70%計算。就團體壽險業務而言，紅利只根據利息盈餘的70%計算。

新業務量與業務組合

用來計算2004年新業務價值的年度化首年保費為人民幣217.00億元。

年度化首年保費的新業務組合如下：

	百分比
個人壽險	
長期業務	30.1%
短期業務	5.7%
團體壽險	
長期業務	31.0%
短期業務	6.8%
銀行保險	
長期業務	26.4%
合計	100%

主要假設

2004年內涵價值已假設按「持續經營」基準計算，並假設中國現行的經濟及法制環境將一直持續，計算時已假設法定儲備基準及償付能力額度。若干業務假設已根據本集團本身近期的經驗，並考慮更普遍的中國市場狀況及其他人壽保險市場的經驗。計算時所採用主要基準及假設陳述如下：

風險貼現率

未來每個年度有效人壽業務的貼現率乃假定為非投資連結型壽險資金的收益率（經稅項調整後）或特定風險貼現率12.5%。未來年度作何種選擇，取決於何種貼現率在該年初計算有效業務的價值較低。就有效業務訂出特定風險貼現率方式是避免低估來自1999年6月前高利率保證產品所帶來的損失影響。一年新業務價值採用12.5%的特定風險貼現率計算。

投資回報

非投資連結型壽險資金的未來投資回報，假設於2005年為4.35%，隨後每年增加0.1%，直至2009年及以後年度為4.75%。投資連結型業務的年投資回報率假定為5.25%。這些收益考慮到本集團當前和預期的資產分配及主要資產類型的投資回報而釐訂。

稅項

假設平均所得稅率為18.5%。此外，短期意外險業務的營業稅率為毛承保保費收入的5.5%。

死亡率

死亡率分別按中國保監會公佈的《人壽行業經驗生命表》非年金表（加五年選擇期）的男性及女性的比率75%及70%為基準計算。就一年年金產品而言，以《人壽行業經驗生命表》年金表的75%為基準計算。

發病率

發病率根據本集團本身的定價表假設計算。賠付率假設以短期意外及健康險業務的16%到70%之間的比率計算。

保單失效率

保單失效率根據本集團最近的經驗考察計算。保單失效率視乎定價水平及產品類別而定。

緒言

為提供投資者額外之工具理解本公司的經濟價值及業務成果，本集團已在本節披露有關內涵價值之資料。內涵價值指調整後股東資產淨值，加上本集團有效人壽保險業務之價值(經就維持此業務運作所要求的持有法定最低償付能力額度的成本作出調整)。內涵價值不包括日後新業務之銷售價值。

就挑選有效人壽業務價值及一年新業務價值的基準和計算方法，本集團曾與華信惠悅保險精算顧問有限公司磋商及獲取意見。本集團願對內涵價值(包括經調整資產淨值及有效人壽業務價值)結果及呈列方式負全責。

內涵價值的計算必然需要涉及大量未來經驗的假設。因此，未來經驗可能與計算中所假設者不同，有關差異可能甚大。本集團的市值是以本集團股份在某一日期的價值計量。評估本集團股份價值時，投資者會考慮所獲得的各種信息及自身的投資準則，因此，所算出的價值不應視作實際市值的直接反映。

經濟價值之成份

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
調整後資產淨值	**25,161**	13,631
1999年6月前承保的有效業務價值	**(16,743)**	(22,103)
1999年6月後承保的有效業務價值	**33,127**	29,752
持有償付能力額度之成本	**(4,297)**	(2,202)
內涵價值	**37,248**	19,078
一年新業務價值	**4,331**	4,681
持有償付能力額度之成本	**(418)**	(429)
扣除持有償付能力額度之成本後的一年新業務價值	**3,913**	4,252

人民幣百萬元：因四捨五入，直接相加未必等於總數。

經調整資產淨值乃根據本集團按中國法定基準計量的經審核股東資產淨值計算。若干資產的價值已調整至市場價值。應注意經調整資產淨值適用於整個集團(包括本公司的壽險公司、產險公司及其他業務單位)，而所列示的有效業務價值及一年新業務價值僅適用於平安壽險，不包括其他業務單位。

信用風險

信用風險是指本集團的債務人到期未能支付本金或利息而引起經濟損失的風險。

本集團主要會遭受的信用風險與其存放在商業銀行的定期存款及所投資的中國企業債券有關。

為正確評估信用風險，本集團已設立內部信用評級系統。本集團通過該系統每年至少一次或於發生信用事件時審核對方的評級。

本集團通過為商業銀行及債券發行公司設定預期拖欠率及有關信用等級的預期貸款回收率，來量化信用風險。信用風險的計算方法為：(本金額+未支付利息)×拖欠率×(1–貸款回收率)

於2004年12月31日(人民幣百萬元)	信用風險
存放在商業銀行的定期存款及由中國公司發行的債券	259

經營風險

經營風險是由於內部運作失誤或不可控制的外部事件而引起損失的風險。內部運作失誤乃由於內部流程不當或失效(流程風險)、系統失效(系統風險)及人員表現失誤(人員風險)所致。引致經營風險的不可控制外部事件，主要由於法律事件或法律規定、會計準則及稅法發生變更所致。

內部經營風險方面，本集團已採取積極措施，實施適當及充分的預防控制、識別控制及損失限制控制。這些控制納入業務流程、系統運作及人員表現中。本集團的內部及外部審核部門嚴格核查控制的可靠性。本集團的風險管理委員會及審核委員會審閱內部及外間核數師的報告，以確保採取適當措施處理發現的控制問題。不可控制的外部事件方面，本集團的法律部、財務部與企劃精算部緊密監控法律規定、會計準則及稅法的變化。

本集團運用各類方法量化市場風險，包括敏感性分析及計算風險價值。風險價值是一種運用歷史市場價格的簡明扼要的統計計量工具，其估計相對於目標範圍的最大損失額，以致產生較高實際損失的預設可能性甚低。然而，由於缺乏可靠的歷史財務資料，因此在中國現時市場及監管環境下運用風險價值方法具有局限性。

市場風險－利率風險

本集團持有的固定到期日投資面臨利率風險。這些投資主要指資產負債表內以公允價值入賬的債券投資。

本集團採用敏感性分析來估計風險。估計利率敏感性時，是假設債券收益率曲線以50個基點為單位平行變動。

於2004年12月31日（人民幣百萬元）	利率風險
因交易而持有的債券投資及可供出售的債券投資	444

市場風險－市場價格風險

本集團持有的已上市權益投資面臨市場價格風險。這些投資主要為證券投資基金。

本集團採用10日市場價格風險價值方法估計風險。市場價格風險價值的計算方法是：證券投資基金市場價格×10日市場波動的最大幅度(99%)。

於2004年12月31日（人民幣百萬元）	市場價格風險
因交易而持有的證券投資基金及可供出售的證券投資基金	341

市場風險－外匯風險

本集團持有的以外幣計值的投資及現金資產面臨外匯風險。這些投資包括外幣定期存款、現金及現金等價物。為降低外匯風險，本集團對其持有的以外幣計值的資產數額加以控制。本集團亦選擇持有以與人民幣直接掛鉤的外幣計值的資產。

本集團採用敏感性分析來估計風險。估計外匯風險敏感性時，乃假設所有以外幣計值的定期存款、現金及現金等價物的價值兑換人民幣時同時一致貶值5%。

於2004年12月31日（人民幣百萬元）	外匯風險
以外幣計值的定期存款、現金及現金等價物	985

委員會每季召開會議來檢討風險管理進度。會議從宏觀角度討論風險管理結構及主要風險管理事宜。此外，也評估潛在的新企業戰略目標的風險情況，評估上季度主要風險事件，提出開發新風險衡量技術及風險控制措施並通過實施。此外，也審閱本公司內部審核檢討及法規變化與會計準則變化等外部因素中發現的主要經營風險薄弱環節，同時制訂適當的應對方法。最後，委員會將就之前召開會議上提出的應對風險方案的適應性進行檢討。風險管理委員會每月召開會議，檢討投資組合風險情況報告。

保險產品風險

保險產品風險是指由於受投資收益率、費用、税項、死亡與疾病賠付及保戶行為的影響，而使保險產品向保戶實際支付的賠款與產品設計定價時預計賠款產生差異所導致的風險。

本集團通過密切監督產品設計、定價及實際賠款金額以控制產品風險。另外，本集團還通過運用總體自留限額和巨災再保險來降低產品風險。

資產負債誤配風險

資產負債誤配風險指因本集團未能按期限及投資回報將資產與負債匹配而產生的損失風險。

本集團的資產及負債管理包括根據不同確定利率情況來衡量淨收入及股東權益的敏感性的程序及模式，定期檢討及更新所用情況及假定。通過分析獲得的見解用來衡量本集團的風險情況及資本狀況。

在現行的法規與市場環境下，本集團沒有期限足夠長的資產可供投資，以與人壽保險的保險責任期限匹配。當法規與市場環境允許時，本集團有意逐步延長資產期限。

市場風險

市場風險是指因利率、市場價格、外匯匯率及其他市場價格相關因素的變動引起金融工具的價值變化，從而導致潛在損失的風險。在現行的中國法規與市場環境下，本集團並無可有效地規避其市場風險的金融工具。本集團為每類資產設定風險最高限額，以控制市場風險。設定這些限額時，本集團充分考慮其風險策略及對其財務狀況的影響。限額的設定亦取決於資產負債管理策略。

下表列出本公司人壽保險及財產保險業務償付能力充足率：

截至12月31日止年度	人壽保險		財產保險	
（人民幣百萬元，比例除外）	**2004年**	2003年[1]	**2004年**	2003年[1]
實際償付能力額度	**11,335**	8,752	**1,754**	1,440
最低償付能力額度	**9,206**	7,661	**1,105**	835
償付能力充足率	**123.1%**	114.2%	**158.7%**	172.5%

[1] 上述於2003年12月31日的償付能力額度已根據中國保監會於2004年下半年頒佈的新法規重列。

契約責任及其他商業承諾款項

下表列出指定期內本公司契約責任及其他商業承諾款項總額：

截至12月31日止年度（人民幣百萬元）	**2004年**	2003年
契約責任	**150**	282
經營性租賃承諾	**799**	676

風險管理

風險管理方式

平安將風險管理視為業務活動的核心內容，致力於建立及維護一個規範本集團整體運作架構的風險管理架構。

風險管理委員會成員包括總經理、首席精算執行官、首席投資執行官、首席稽核執行官及財務總監。出席風險管理委員會會議的有本集團各核心業務的高層管理人員，包括首席律師及集團信息技術總監。

除本公司所持現金及現金等價物外，另有其他兩種流動性來源。其一，本公司持有流動性極高的以交易為目的的投資。這些投資是上市的或者是在活躍市場上交易，容易轉為現金而不會產生重大費用。此外，本公司可以獲得短期借款。

下表概述本集團所持流動資產的賬面金額：

截至12月31日止年度(人民幣百萬元)	2004年	2003年
現金及現金等價物	**15,254**	8,017
因交易而持有的投資	**6,194**	6,799
流動資產合計	**21,448**	14,816

管理層相信，目前所持流動資產及未來經營所產生的現金淨值，將能滿足本集團可預見的現金需求。

資本結構

股東權益及短期借款

股東權益由2003年的人民幣129.52億元增加至2004年人民幣282.53億元。增加的主要原因是本公司首次公開發售獲得人民幣132.79億元的款項及2004年淨利潤的增加。

短期借款(即賣出回購證券款)從人民幣2.00億元增加至人民幣6.01億元。短期借款用於本公司日常經營中部分流動性管理。除短期借款外，本集團概無其他重大貸款安排。

償付能力額度

償付能力充足率是保險公司資本充足率的量度標準。計算方法是用實際償付能力額度除以法定最低償付能力額度要求。根據中國保監會有關法規，中國保險公司的償付能力充足率須達到規定的水平。一般情況下，中國保監會認為若保險公司達到不低於100%的償付能力充足率，則其在財務上是健全的。

本公司證券業務總收入由2003年的人民幣2.91億元減少1.0%至2004年的人民幣2.88億元。本公司證券業務淨利潤由2003年的人民幣0.21億元減少至2004年的人民幣6百萬元。減少的主要原因是中國股市表現低迷。

銀行業務

經營業績

截至12月31日止年度（人民幣百萬元）	**2004年**	2003年[1]
收入合計	**10**	3
淨利潤	**3**	2

[1] 平安銀行於2004年2月19日成為本集團子公司。平安銀行2003年的利潤未計入本集團合併利潤。

本公司銀行業務總收入由2003年的人民幣3百萬元增加至2004年的人民幣0.10億元。本公司銀行業務淨利潤增加至2004年的人民幣3百萬元。

流動性及財務資源

本公司在整個集團合併報表的基礎上，對本公司的流動性與財務資源進行管理。本公司為一間控股公司，除投資管理活動外，本身並不從事任何實際上的業務經營。所以，本公司的現金流基本上全部依靠本公司經營子公司的股息和分配。

保險公司的流動性一般指保險公司從保險承保業務及投資業務中產生足夠現金，以滿足其賠款及保戶利益及經營需要的能力。本公司保險業務產生的主要資金來源是承保保費及保單費收入、利息和股息收入，以及出售投資或投資到期所產生的收益，而這些資金的主要用途是提供賠款及保戶利益及其他經營開支。

經營活動淨現金流入由2003年的人民幣351.78億元減至2004年的人民幣343.70億元。減少的主要原因是承保保費及保單費收入減少。

投資活動淨現金流出為人民幣402.53億元。

融資活動淨現金流入為人民幣131.20億元，而2003年淨現金流出則為人民幣88.31億元。主要來自本公司首次公開發售所得款項。

所得稅

截至12月31日止年度	**2004年**	2003年
有效稅率	**49.8%**	69.8%

所得稅由2003年的人民幣2.22億元減少3.2%至2004年的人民幣2.15億元。有效稅率由2003年的69.8%減少至2004年的49.8%。減少的主要原因是證券投資基金的股息收入及政府債券的利息收入(兩者均享有若干稅項豁免)增加。

淨利潤

由於前述原因,本公司產險業務淨利潤由2003年的人民幣0.96億元增加126.0%至2004年的人民幣2.17億元。

信託業務

經營業績

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
收入合計	**102**	125
淨利潤	**3**	65

本公司信託業務總收入由2003年的人民幣1.25億元減少18.4%至2004年的人民幣1.02億元。本公司信託業務淨利潤由2003年的人民幣0.65億元減少至2004年的人民幣3百萬元。減少的主要原因是商譽攤銷額增加。

證券業務

經營業績

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年[(1)]
收入合計	**288**	291
淨利潤	**6**	21

(1) 平安證券於2003年10月22日成為本集團子公司。在此之前,平安證券是本集團聯營公司。2003年10月22日前的平安證券利潤按權益法計入本集團合併利潤內。

本公司機動車輛保險業務賠款支出由2003年的人民幣30.38億元增加5.3%至2004年的人民幣31.99億元。增加的主要原因是就強制性第三方保險提取額外賠款準備金。

本公司非機動車輛保險業務賠款支出由2003年的人民幣9.07億元增加20.7%至2004年的人民幣10.95億元。增加的主要原因是颱風損害導致賠款支出增加。

本公司意外與健康保險業務賠款支出由2003年的人民幣0.15億元增加至2004年的人民幣1.46億元。增加的主要原因是意外與健康保險產品在2004年的銷售額大幅增加。

佣金支出

截至12月31日止年度	**2004年**	2003年
佣金支出佔毛承保保費收入的比例	**6.7%**	7.4%

佣金支出由2003年的人民幣6.02億元增加12.6%至2004年的人民幣6.78億元。但佣金支出佔毛承保保費收入的比例則由2003年的7.4%減少至2004年的6.7%。減少的主要原因是支付交叉銷售產險產品的壽險代理人和經紀人的佣金率下降。

營業及管理費用

截至12月31日止年度	**2004年**	2003年
營業及管理費用佔毛承保保費收入的比例	**17.2%**	16.2%

營業及管理費用由2003年的人民幣13.10億元增加33.0%至2004年的人民幣17.42億元。營業及管理費用佔毛承保保費收入的比例由2003年的16.2%增加至2004年的17.2%。增加的主要原因是業務增長。

投資收益

本公司產險業務淨投資收益由2003年的人民幣2.60億元增加13.5%至2004年的人民幣2.95億元。增加的主要原因是投資資產由2003年12月31日的人民幣58.74億元增加至2004年12月31日的人民幣75.79億元。產險業務淨投資收益率由2003年的4.1%升至2004年的4.3%。上升的主要原因是現行市場利率上升。

本公司產險業務總投資收益由2003年的人民幣3.03億元減少19.5%至2004年的人民幣2.44億元。產險業務總投資收益率由2003年的5.1%減至2004年的3.6%。減少的主要原因是2004年中國股市波動較大。因此，已實現及未實現的損失均來自本公司的證券投資基金。

截至12月31日止年度（人民幣百萬元，比例除外）	**2004年**	2003年
淨投資收益	**295**	260
淨投資收益率	**4.3%**	4.1%
總投資收益	**244**	303
總投資收益率	**3.6%**	5.1%

遞延保單獲得成本變動額

遞延保單獲得成本變動額於2004年為人民幣1.90億元，而2003年則為人民幣0.37億元。遞延保單獲得成本變動較大，主要原因是本公司產險業務毛承保保費收入大幅增加。

賠款支出

截至12月31日止年度（人民幣百萬元，比例除外）	**2004年**	2003年
機動車輛保險	**3,199**	3,038
非機動車輛保險	**1,095**	907
意外與健康保險	**146**	15
賠款支出合計	**4,440**	3,960
賠付率	**77.0%**	78.5%

賠款支出合計由2003年的人民幣39.60億元增加12.1%至2004年的人民幣44.40億元。賠付率由2003年的78.5%降低至2004年的77.0%。

綜合成本率

截至12月31日止年度	**2004年**	2003年
費用率	**20.2%**	21.2%
賠付率	**77.0%**	78.5%
綜合成本率	**97.2%**	99.7%

毛承保保費收入

截至12月31日止年度（人民幣百萬元）	**2004年**	2003年
機動車輛保險	**6,232**	4,589
非機動車輛保險	**3,545**	3,351
意外與健康保險	**373**	151
毛承保保費收入合計	**10,150**	8,091

毛承保保費收入從2003年的人民幣80.91億元增加25.4%至2004年的人民幣101.50億元。毛承保保費收入增加的主要原因在於產險三個業務系列銷售均大幅增加。

機動車輛保險業務

機動車輛保險業務毛承保保費收入由2003年的人民幣45.89億元增加35.8%至2004年的人民幣62.32億元。增加的主要原因是中國對機動車的需求持續增加及機動車輛保險費率因價格競爭減少而趨於穩定。

非機動車輛保險業務

非機動車輛保險業務毛承保保費收入由2003年的人民幣33.51億元增加5.8%至2004年的人民幣35.45億元。增加的主要原因是企業財產保險及貨物運輸保險銷售額增加。企業財產保險毛承保保費收入由2003年的人民幣13.29億元增加9.9%至2004年的人民幣14.61億元。貨物運輸保險毛承保保費收入由2003年的人民幣3.02億元增加42.4%至2004年的人民幣4.30億元。

意外與健康保險業務

本公司在2003年4月起開始向客戶提供意外與健康保險。意外與健康保險業務毛承保保費收入由2003年的人民幣1.51億元增加147.0%至2004年的人民幣3.73億元。增加的主要原因是2004年的銷售期為全年，而2003年的銷售期僅為九個月，以及本公司在2004年繼續重點推廣本項業務。

所得税

截至12月31日止年度	**2004年**	2003年
有效税率	**11.0%**	13.3%

所得税由2003年的人民幣2.99億元增加11.4%至2004年的人民幣3.33億元，增加的主要原因是營業利潤的增加。有效税率由2003年的13.3%減少至2004年的11.0%。減少的主要原因是證券投資基金的股息收入及政府債券的利息收入(兩者均享有若干税項豁免)增加。

淨利潤

由於前述原因，本公司壽險業務淨利潤由2003年的人民幣19.50億元增加38.7%至2004年的人民幣27.04億元。

產險業務

經營業績

以下為產險業務的經營業績概要。

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
毛承保保費收入	**10,150**	8,091
淨已賺保費	**5,764**	5,043
投資收益	**244**	303
其他收入	**1,172**	878
收入合計	**7,180**	6,224
遞延保單獲得成本變動額	**190**	37
賠款支出	**(4,440)**	(3,960)
佣金支出	**(678)**	(602)
營業及管理費用	**(1,742)**	(1,310)
其他費用	**(78)**	(71)
費用合計	**(6,748)**	(5,906)
所得税	**(215)**	(222)
淨利潤	**217**	96

下表概述包括賠款、退保、年金、滿期給付、保戶紅利支出及準備金和投資型保單賬戶利息的總支出。

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
賠款	**2,545**	2,714
退保	**3,866**	3,010
年金	**2,287**	1,635
滿期給付	**2,506**	2,479
保戶紅利支出及準備金	**822**	988
投資型保單賬戶利息	**7**	—
賠款及保戶利益合計	**12,033**	10,826

佣金支出

截至12月31日止年度	**2004年**	2003年
佣金支出佔毛承保保費、保單費收入及投資型保費存款的比例	**8.4%**	8.6%

佣金支出(主要是支付給本公司的銷售代理人)由2003年的人民幣50.74億元減少9.8%至2004年的人民幣45.77億元。減少的主要原因是2004年個人壽險產品首年保費減少及整體毛承保保費及保單費收入減少。佣金支出佔毛承保保費、保單費收入及投資型保費存款的比例由2003年的8.6%減至2004年的8.4%。

營業及管理費用

截至12月31日止年度	**2004年**	2003年
營業及管理費用佔毛承保保費、保單費收入及投資型保費存款的比例	**6.7%**	6.8%

營業及管理費用由2003年的人民幣40.07億元減少8.8%至2004年的人民幣36.53億元。減少的主要原因是團體保險及銀行保險產品銷售額減少及本公司持續控制經營成本。營業及管理費用佔毛承保保費、保單費收入及投資型保費存款的比例由2003年的6.8%減至2004年的6.7%。

壽險業務總投資收益由2003年的人民幣56.58億元增加1.8%至2004年的人民幣57.62億元。壽險業務總投資收益率由2003年的4.4%減少至2004年的3.7%。減少的主要原因是2004年中國股市波動。因此，已實現及未實現的損失均來自本公司的証券投資基金。

截至12月31日止年度 （人民幣百萬元，比例除外）	**2004年**	2003年
淨投資收益	**6,517**	5,356
淨投資收益率	**4.1%**	4.1%
總投資收益	**5,762**	5,658
總投資收益率	**3.7%**	4.4%

遞延保單獲得成本變動額

遞延保單獲得成本變動額於2004年為人民幣20.71億元，而2003年則為人民幣28.48億元。遞延保單獲得成本變動較小，主要原因是個人壽險產品首年保費、保單費收入及投資型保費存款增長較少及遞延保單獲得成本攤銷增加。

壽險責任準備金增加額

壽險責任準備金增加額於2004年為人民幣339.67億元，而2003年則為人民幣404.17億元。壽險責任準備金增幅較小，主要原因是(1)銀行保險及團體保險業務毛承保保費減少，(2)2004年的保戶利益支出增加及(3)萬能壽險產品銷售增加。保戶責任一部份以投資型保費存款而非以壽險責任準備金入賬。

賠款及保戶利益

賠款及保戶利益由2003年的人民幣108.26億元增加11.1%至2004年的人民幣120.33億元。賠款及保戶利益佔毛承保保費及保單費收入的百分比由2003年的19.7%增加至2004年的24.1%。增加的主要原因是年金給付及退保支出的增加。

保戶紅利及準備金由2003年的人民幣9.88億元減少16.8%至2004年的人民幣8.22億元。減少的主要原因是2004年中國股市表現低迷導致分紅型壽險產品的投資回報下跌。

個人壽險業務

個人壽險業務毛承保保費、保單費收入及投資型保費存款由2003年的人民幣375.68億元增加6.9%至2004年的人民幣401.64億元。增加的主要原因是續期保費、保單費收入及投資型保費存款由2003年的人民幣285.42億元增加9.3%至2004年的人民幣312.03億元，而續期保費收入增加則主要是由於本公司繼續致力於期繳保費產品及客戶保費繼續率提高。

與投資連結型產品遵照國際財務報告準則會計處理相同，於2004年5月推出的萬能壽險保單所收保費的一部份乃以投資型保費存款而非以毛承保保費入賬。本公司個人壽險業務的首年保費、保單費收入及投資型保費存款由2003年的人民幣90.26億元略微減少至2004年的人民幣89.61億元。減少的主要原因是本公司正在進行的代理人優化項目所致。然而，本公司出現令人鼓舞的趨勢，因為本公司個人壽險業務首年保費、保單費收入及投資型保費存款由2004年上半年的人民幣39.16億元增長28.8%至2004年下半年的人民幣50.45億元。增加的主要原因是成功推出本公司的萬能壽險產品。

銀行保險業務

銀行保險業務毛承保保費、保單費收入及投資型保費存款由2003年的人民幣105.62億元減少44.0%至2004年的人民幣59.17億元。減少的主要原因是本公司決定放緩本項業務的發展以保持利潤率。因此，首年保費、保單費收入及投資型保費存款由2003年的人民幣104.43億元減少45.2%至2004年的人民幣57.20億元

團體保險業務

團體保險業務毛承保保費、保單費收入及投資型保費存款由2003年的人民幣107.24億元減少19.4%至2004年的人民幣86.48億元。減少的主要原因是本公司決定調整產品組合以改善本項業務的利潤率。由於本公司產品組合的改善，本公司短期團體保險業務的毛承保保費及保單費收入由2003年的人民幣13.34億元增加8.7%至2004年的人民幣14.50億元。

投資收益

壽險業務淨投資收益由2003年的人民幣53.56億元增加21.7%至2004年的人民幣65.17億元。增加的主要原因是投資資產由2003年12月31日的人民幣1,433.71億元增加至2004年12月31日的人民幣1,809.93億元。2004年的壽險業務淨投資收益率維持於4.1%。

毛承保保費、保單費收入及投資型保費存款

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
個人壽險		
首年保費及保單費收入	**7,628**	9,023
首年萬能壽險投資型保費存款	**1,333**	—
首年投資連結險投資型保費存款	**—**	3
首年保費、保單費收入及投資型保費存款合計	**8,961**	9,026
續期保費及保單費收入	**28,321**	25,594
續期投資連結險投資型保費存款	**2,882**	2,948
續期保費、保單費收入及投資型保費存款合計	**31,203**	28,542
毛承保保費、保單費收入及投資型保費存款合計	**40,164**	37,568
銀行保險		
首年保費及保單費收入	**5,639**	10,443
首年萬能壽險投資型保費存款	**81**	—
首年保費、保單費收入及投資型保費存款合計	**5,720**	10,443
續期保費及保單費收入	**197**	119
毛承保保費、保單費收入及投資型保費存款合計	**5,917**	10,562
團體保險		
毛承保保費及保單費收入	**8,114**	9,864
投資連結險投資型保費存款	**534**	860
毛承保保費、保單費收入及投資型保費存款合計	**8,648**	10,724
壽險業務合計		
毛承保保費及保單費收入	**49,899**	55,043
投資型保費存款	**4,830**	3,811
毛承保保費、保單費收入及投資型保費存款合計	**54,729**	58,854

壽險業務

經營業績

以下為壽險業務的經營業績概要。

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
毛承保保費及保單費收入	**49,899**	55,043
淨已賺保費	**48,972**	53,806
投資收益	**5,762**	5,658
其他收入	**510**	494
收入合計	**55,244**	59,958
遞延保單獲得成本變動額	**2,071**	2,848
賠款及保戶利益	**(12,033)**	(10,826)
壽險責任準備金增加額	**(33,967)**	(40,417)
佣金支出	**(4,577)**	(5,074)
營業及管理費用	**(3,653)**	(4,007)
其他費用	**(48)**	(233)
費用合計	**(52,207)**	(57,709)
所得稅	**(333)**	(299)
淨利潤	**2,704**	1,950

本公司淨投資收益由2003年的人民幣59.48億元增加22.1%至2004年的人民幣72.61億元。增加的主要原因是本公司投資資產由2003年12月31日的人民幣1,559.20億元增加至2004年12月31日的人民幣2,014.44億元。2004年淨投資收益率維持不變，仍為4.1%。

本公司總投資收益由2003年的人民幣63.43億元增加2.3%至2004年的人民幣64.88億元。總投資收益率由2003年的4.5%減少至2004年的3.6%。減少的主要原因是中國股市下跌。因此，2004年的已實現及未實現損失為人民幣7.73億元，而2003年的已實現及未實現收益則為人民幣3.95億元。

應利率上升及股市波動，本公司年內繼續改善投資組合的資產分配。因此，債券投資佔本公司總投資資產的比例由2003年12月31日的43.7%增加至2004年12月31日的56.1%。由於債券息率大幅上升，本公司新增債券投資的平均收益率可達4.8%。此外，本公司的政府債券投資(其利息收入享有稅項豁免)佔總債券投資組合的比例，由2003年12月31日的56.1%增加至2004年12月31日的62.4%。儘管股市波動，本公司相信本公司的投資策略仍能使本公司獲得穩定回報及提高核心淨投資收益。下表載列本公司於各主要投資類別的投資組合分配情況。

截至12月31日止年度 **(人民幣百萬元，比例除外)**	**2004年** **賬面值**	 **佔總額比例**	2003年 賬面值	 佔總額比例
固定到期日投資				
定期存款	**80,320**	**39.9%**	78,233	50.2%
債券投資[(1)]	**112,927**	**56.1%**	68,177	43.7%
其他固定到期日投資	**675**	**0.3%**	3,286	2.1%
權益投資[(2)]	**6,018**	**3.0%**	4,891	3.1%
投資物業	**1,504**	**0.7%**	1,333	0.9%
投資資產合計	**201,444**	**100.0%**	155,920	100.0%

(1) 債券投資包括主債券內含衍生產品的賬面值。

(2) 權益投資包括證券投資基金、權益證券及於聯營公司的投資。



促進業績提高的因素包括人壽保險業務的產品組合獲得改善、財產保險業務顯著增長和持續控制經營成本。但經營業績的增長被中國股市低迷導致的總投資收益率下降所部份抵消。

由於本公司實現的業績，每股收益由2003年的人民幣0.47元增加至2004年的人民幣0.56元。每股股息由2003年的人民幣0.10元增加至2004年的人民幣0.12元。

截至12月31日止年度（人民幣）	2004年	2003年
每股基本收益	**0.56**	0.47
每股股息	**0.12**	0.10

合併投資收益

截至12月31日止年度（人民幣百萬元，比例除外）	2004年	2003年
利息收入	**6,738**	5,780
股息收入	**393**	69
經營性租賃收入	**130**	99
淨投資收益	**7,261**	5,948
已實現及未實現的收益／（損失）	**(773)**	395
總投資收益	**6,488**	6,343
淨投資收益率	**4.1%**	4.1%
總投資收益率	**3.6%**	4.5%



合併利潤表

以下為本集團合併經營利潤概要。

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
收入合計	**63,251**	66,623
賠款、保戶利益及費用合計	**(59,504)**	(63,807)
營業利潤	**3,747**	2,816
股東應佔溢利	**3,116**	2,320

下表載列本公司按業務分部細分的淨利潤:

截至12月31日止年度(人民幣百萬元)	**2004年**	2003年
人壽保險	**2,704**	1,950
財產保險	**217**	96
其他業務	**195**	274
股東應佔溢利	**3,116**	2,320

平安在2004年創出盈利新記錄。股東應佔溢利由2003年的人民幣23.20億元增加34.3%至2004年的人民幣31.16億元。增加的主要原因是本公司核心業務人壽保險和財產保險業務取得較好業績,分別佔本公司淨利潤約86.8%及7.0%。人壽保險業務淨利潤由2003年的人民幣19.50億元增加38.7%至2004年的人民幣27.04億元。財產保險業務業績顯著改善,淨利潤由2003年的人民幣0.96億元增加126.0%至2004年的人民幣2.17億元。

管理委員會

除三個董事會專門委員會外，本公司亦已設立了一個執行委員會，乃本公司董事會下的最高執行機構。集團執行委員會的主要職責是審閱業務報告、有關投資及利潤分配及本公司的管理政策、發展計劃及資源配置的政策。集團執行委員會亦負責就重大發展策略、業務計劃、財務系統及重大人事升遷等事項作出管理決定。此外，集團執行委員會亦負責審閱本公司子公司之業務計劃，以及評估子公司的財務表現。

本公司亦已在執行委員會之下設立了三個管理委員會，即投資管理委員會、預算管理委員會和風險管理委員會。

投資管理委員會負責監督本公司投資業務，監管投資風險及編製內部政策。投資管理委員會亦負責編製集團投資管理政策及投資策略。投資管理委員會還制訂集團投資風險管理政策及審閱新產品的訂價政策。投資管理委員會現由十名成員組成，主席由本公司首席投資執行官出任。

預算管理委員會負責審閱集團策略規劃及集團各業務系列編製的經營預算，制訂本公司及各業務系列的發展策略、年度經營預算及業務計劃。此外，預算委員會亦監察集團發展策略、年度預算及業務計劃的執行。預算管理委員會現由十一名成員組成，主席由本公司首席財務執行官出任。

風險管理委員會負責識別及審閱集團整體及全部營運資金的主要風險所在，以及批核及確保主要財務、保險、投資及經營風險管理政策獲得遵行。風險管理委員會現由五名成員組成，主席由本公司總經理出任。

監事會

監事會的主要職能及職權其中包括下列各項：

- 核實董事會所編製及擬提呈股東大會呈覽的財務報告及其他財務資料；
- 審查本公司的財務狀況；及
- 監督董事、首席執行官及本公司高級管理層其他成員遵守適用法律、行政規例及公司章程的情況。

監事會目前有九位成員，其中三位為外部監事。

董事會專門委員會

審核委員會

審核委員會的主要職責是審閱及監督本公司的財務報告程序。審核委員會亦負責檢討核數師的委任、核數師酬金及有關核數師任免的任何事宜。此外，審核委員會亦審查本公司內部控制的有效性，其中涉及定期審查不同公司管治結構及業務流程下的內部控制，並考慮各自的潛在風險及迫切程度，以確保本公司業務運作的效率及實現其企業目標及策略。有關審閱及審查的範圍包括財務、經營、合規情況及風險管理。審核委員會亦審閱本公司的內部審計方案，並定期向董事會呈交相關報告及推薦意見。

於2004年，審核委員會舉行了三次會議。所有該等會議均遵照公司章程的規定而召開。審核委員會包括兩名獨立非執行董事及一名非執行董事，所有該等董事均不參與本公司的日常管理。

薪酬委員會

薪酬委員會的主要職責是就本公司首席執行官及執行董事的薪酬向董事會提供意見。此外，薪酬委員會還負責檢討本集團高級管理層的表現，以及決定其薪酬架構。薪酬委員會會議在有需要時舉行。於2004年，薪酬委員會舉行了三次會議。

提名委員會

提名委員會的主要職責是就填補本公司董事會空缺的人選進行檢討、向董事會提供建議及提出推薦意見。提名委員會在有需要時舉行會議。於2004年，提名委員會舉行了一次會議。

董事會專門委員會的構成

審核委員會

主席：鄺志強

委員：鄺志強、鮑友德及Anthony Philip HOPE

薪酬委員會

主席：張永銳

委員：張永銳、鄺志強、鮑友德、張利華、Henry CORNELL及劉海峰

提名委員會

主席：鮑友德

委員：鮑友德、張永銳、鄺志強、馬明哲及孫建一

本公司致力建立高水準的企業管治，並相信健全的企業管治對本公司實現股東價值的最大化至關重要。為了堅持高水準的企業管治，本公司設有專責、專業而具有問責性的董事會及國際認可的高級管理層。本公司的企業管治結構包括董事會及監事會，其成員均在股東大會上選出。本公司亦在董事會下設審核委員會、薪酬委員會及提名委員會三個專門委員會。執行委員會隸屬於本公司董事會，本公司亦已在執行委員會之下設立了多個管理委員會，包括但不限於投資管理委員會、預算管理委員會和風險管理委員會。

董事會

董事會負責本公司的管理，並就股東所委託的資產及資源向股東負責。董事會的主要職責其中包括下列各項：

- 審閱及批准本集團的年度預算、財務報表及監察本集團的業績表現，
- 製訂本集團的整體策略、業務計劃及投資方案，同時監督管理層的表現，及
- 保證本集團遵守有關的法律法規。

目前有十五位非執行董事，其中三位為獨立非執行董事。本公司的獨立非執行董事概無擁有本公司或其子公司任何業務或財務權益，各獨立非執行董事已確認彼等於本公司之獨立性。此外，該等人士禁止於本公司擔任行政職務。獨立非執行董事對本公司及其股東負有誠信義務，尤其受託負責保障少數股東的權益。他們在董事會決策過程中起著重要的制衡作用，且為企業管治的關鍵環節。此外，他們豐富的業務及財務經驗對本公司順利發展甚為重要。於2004年，獨立非執行董事在董事會上就股東及本公司整體而言有關的多項事宜發表了他們的見解及意見。

於2004年，董事會已舉行六次全體董事會會議。所有該等會議均遵照公司章程的規定而召開。

監事會認為，本報告期內，董事會全體成員、首席執行官和其他高級管理人員遵守勤勉、誠信原則，忠實履行公司章程規定的職責，認真貫徹股東大會和董事會的各項決議，真誠地以集團價值最大化、股東利益最大化為出發點行事，為本集團的發展作出了不懈努力，未發現有違反法律、法規、公司章程及損害股東利益的行為。

在新的一年裏，本監事會將進一步拓展工作思路，加大監督檢查力度，繼續探索有效監督的新途徑，為集團價值最大化，維護全體股東利益而繼續努力工作。

承監事會命

監事會主席
肖少聯

中國深圳
2005年4月18日

各位股東：

本報告期內，監事會全體成員按照《中華人民共和國公司法》和本公司公司章程的有關規定，遵守誠信原則，認真履行監督職責，有效維護股東權益和本公司利益。

監事會現有成員九人。本報告期內，監事會召開了一次財務檢查會議和兩次監事會會議。2004年9月和10月，監事會部分成員和獨立非執行董事代表一起，分別對下屬中國平安財產保險股份有限公司和中國平安人壽保險股份公司的貴州省、湖北省分支機構展開了調研檢查，並提出了專門的考察報告和改進建議。本報告期內，監事會成員列席了公司2003年度股東大會、臨時股東大會和董事會的四次會議。通過以上工作，監事會對公司董事以及高級管理人員履行職責情況進行了檢查監督，保障了集團持續、穩定、健康地發展。

2005年4月15日召開的監事會2004年度財務檢查會議，審議討論了集團《2004年度財務檢查報告》和《監事會考察報告中的問題和建議的反饋》，分別審議通過了(i)按照中國會計準則編制的2004年度財務報表及核數師報告初稿和(ii)按照國際財務報告準則編制的2004年度財務報表及核數師報告初稿等資料。本監事會認為該財務報表已按有關的會計準則編制，會計處理方法遵循了一貫性原則，該財務報表真實、公允地反映了集團的財務狀況和經營業績。2005年4月18日召開的第四屆監事會第五次會議，審議並通過了《監事會報告》、《關於提高外部監事每年袍金標準的議案》、《2004年度內部控制執行情況報告》及《2004年度廉政建設報告》。

24. 香港上市規則附錄14之最佳應用守則

據董事所深知，於2004年6月24日(本公司H股於香港聯交所上市之日)至2004年12月31日止期間，本公司一直遵守於2005年1月1日前生效之香港上市規則最佳應用守則。

25. 核數師

安永會計師事務所及安永華明會計師事務所分別為本公司於截至2004年12月31日止年度之國際及中國核數師。繼續聘用安永會計師事務所為國際核數師及安永華明會計師事務所為中國核數師的議案將提呈予2005年6月23日舉行的股東週年大會審議。

承董事會命

董事長
馬明哲

中國深圳
2005年4月18日

本公司已就本集團上述持續關連交易提出申請，而香港聯交所已批准本公司豁免嚴格遵守香港上市規則須就持續關連交易刊發公佈及取得獨立股東批准之規定。

經審閱上述持續關連交易後，獨立非執行董事認為，上述由本集團訂立之持續關連交易：

1. 該等交易於本公司日常業務過程中訂立；

2. 乃按一般商業條款或不遜於獨立第三方所獲或給予(如適用)本集團之條款訂立；及

3. 乃根據監管該等交易之協議條款訂立，且對本公司股東而言該交易條款公平合理，並符合本公司股東之整體利益。

本公司接獲核數師之函件，指出上述交易：

1. 已取得董事會批准；

2. 乃根據規管有關交易之相關協議而訂立；及

3. 於2004年並無超過下述之上限：

    i. 與滙豐銀行訂立之銀行存款安排：於任何日期為23.36億美元；

    ii. 與中國工商銀行訂立之銀行保險業務安排：人民幣1.50億元；及

    iii. 於中國工商銀行及其聯繫人之銀行存款：於任何日期為人民幣249.00億元。

22. 董事會專門委員會

本公司已成立審核委員會、薪酬委員會及提名委員會。有關此等董事會專門委員會之詳情，請參閱本年報企業管治報告內之相關部份。

23. 資產負債表日後事項

本集團之資產負債表日後事項之詳情載於合併財務報表附註49。

21. 持續關連交易

於2004年，本公司及本集團有下列持續關連交易：

1. *與滙豐銀行訂立之銀行存款安排*

   本集團在日常業務過程中按照一般商業條款，在滙豐銀行存有銀行存款餘額。有關存款按照一般商業利率計算利息。滙豐銀行因身為平安銀行(本公司擁有72.46%權益之子公司)主要股東而成為本公司之關連人士。

   於2004年12月31日，本集團存於滙豐銀行的銀行存款餘額合計大約為3.61億美元。

2. *與工商銀行訂立之銀行保險業務安排*

   2001年8月6日，本公司在日常業務過程中按照一般的商務條款與中國工商銀行(「工商銀行」)就保險代理服務簽訂了合作協議(「銀行保險協議」)。根據銀行保險協議，(i)工商銀行同意通過其分行及其他渠道向本集團提供有關本集團保險產品的保險代理服務，包括銷售保險產品及收取承保保費，及(ii)本公司各分公司與工商銀行各分行就銀行保險產品的條款、有關服務的實施及代理費的釐定和支付已經達成並將繼續達成各種具體協議。本公司成立時，工商銀行乃本公司之發起人。

   於2004年，本集團根據本集團各分公司與工商銀行各分行所訂立特別協議就銀行保險服務支付予工商銀行的代理費(按淨保費的固定百分比計算)合計大約為人民幣0.45億元。

3. *與工商銀行訂立之銀行存款安排*

   本集團在日常業務過程中按照一般商業條款，在工商銀行或其子公司工商銀行(亞洲)有限公司(「工銀亞洲」)存有人民幣、港元及美元存款餘額，以取得利息回報。

   於2004年12月31日，本集團存於工商銀行及工銀亞洲的各類貨幣銀行存款餘額合計大約為人民幣100.57億元。

(9) Morgan Stanley Asset & Investment Trust Management Co., Limited由Morgan Stanley International Incorporated全資擁有，而Morgan Stanley International Incorporated則由摩根士丹利持有90%權益。Morgan Stanley Asset & Investment Trust Management Co., Limited持有的274,000股已作為摩根士丹利持有的權益計入。

(10) Morgan Stanley & Co International Limited（持有本公司股份14,227,408股好倉及22,070,499股淡倉）由Morgan Stanley UK Group全資擁有。而持有Morgan Stanley UK Group的Morgan Stanley Group (Europe)則由Morgan Stanley International Limited擁有98.3%權益。Morgan Stanley International Incorporated擁有Morgan Stanley International Limited 100%權益。Morgan Stanley & Co International Limited持有的權益及淡倉已作為摩根士丹利持有的權益及淡倉部份計入。

(11) MSCP/PA Holdings Limited (Mauritius company)由MSCP/PA Holdings Limited (Cayman Islands company)全資擁有，而後者則由Morgan Stanley Leveraged Equity Fund II, L.P.擁有51.6%權益。摩根士丹利持有Morgan Stanley Leveraged Equity Fund II, Inc.的100%權益，而後者則持有Morgan Stanley Leveraged Equity Fund II, L.P. 9%的權益。

MSCP/PA Holdings Limited (Mauritius company)於289,375,848股的權益已分別作為MSCP/PA Holdings Limited (Cayman Islands company)、Morgan Stanley Leveraged Equity Fund II, L.P.、Morgan Stanley Leveraged Equity Fund II, Inc.及摩根士丹利的權益計入。

(12) MSDW Equity Finance Services I (Cayman) Limited（「SI」）由MSDW Offshore Equity Services Inc全資擁有，而後者則由摩根士丹利全資擁有。SI持有的1,948,000股好倉及1,948,000股淡倉已作為摩根士丹利持有的權益及淡倉計入。

(13) Morgan Stanley Swiss Holdings GmbH（持有本公司股份1,450股）由Morgan Stanley International Incorporated全資擁有。Morgan Stanley Swiss Holdings GmbH持有的1,450股已作為摩根士丹利持有的權益計入。

(14) 由摩根士丹利全資擁有的Morgan Stanley Capital Services Inc. 持有本公司股份261,763股。上述權益已作為摩根士丹利持有的權益計入。

(15) Morgan Stanley & Co. Incorporated（持有2,211,794股好倉及1,200,000股淡倉）為摩根士丹利全資附屬公司。上述權益及淡倉已作為摩根士丹利持有的權益及淡倉計入。

概無任何人士於本公司股東大會上有權行使或控制行使10%或以上投票權。

除上文所披露者外，本公司並不知悉任何其他人士（本公司之董事及監事除外）於2004年12月31日在本公司股份及相關股份中擁有須登記於本公司根據證券及期貨條例第336條存置之登記冊之任何權益或淡倉。

附註：

(1) 深圳市江南實業發展有限公司(持有148,000,000股)由深圳市景傲實業發展有限公司擁有69.11%權益，而後者則分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。479,117,788股的權益乃關於本公司同一組股份。

(2) 深圳市新豪時投資發展有限公司乃由中國平安保險(集團)股份有限公司工會工作委員會擁有95%權益。389,592,366股的權益乃關於本公司同一組股份。

(3) 廣州市恒德貿易發展有限公司由李兆楠擁有90%權益。200,000,000股的權益乃關於本公司同一組股份。

(4) 滙豐保險控股有限公司為滙豐控股有限公司的全資子公司，故其持有的618,886,334股已作為滙豐控股有限公司持有的權益計入。

(5) GS Capital Partners (Asia) LP(持有本公司213,347,476股)為GS Advisors, L.L.C.的一間受控制企業並由其擁有1%，而後者則為高盛集團有限公司的全資子公司。GS Capital Partners Offshore (Asia) LP及GS Capital Partners LP(分別持有本公司35,373,746股及62,180,316股)分別為GS Advisors, L.L.C.的受控制企業並由其擁有1%。GS Capital Partners (Asia) LP、GS Capital Partners Offshore (Asia) LP及GS Capital Partners LP的權益合共310,901,538股已作為GS Advisors, L.L.C.的權益及高盛集團有限公司的部分權益計入。

(6) 除以上(5)外，高盛集團有限公司亦藉着於以下各企業的控制權而持有本公司的權益：

受控制企業名稱	在受控制企業的擁有權百分比	股份數目
Goldman Sachs (Asia) Finance	100	2,992,000
Goldman, Sachs & Co.	100	1,667,500
Goldman Sachs International	100	67,013,500
Stone Street Fund 1994, LP	1.00	13,584,034
Bridge Street Fund 1994, LP	0.03	14,223,610

(7) Morgan Stanley Dean Witter Hong Kong Securities Limited(「HKSL」)為MSDW Asia Securities Products L.L.C.全資附屬公司，而MSDW Asia Securities Products L.L.C.則由Morgan Stanley Dean Witter (Hong Kong) Holdings Limited全資擁有。Morgan Stanley Asia Pacific (Holdings) Limited(其持有Morgan Stanley Dean Witter (Hong Kong) Holdings Limited 100%權益)則由Morgan Stanley International Holdings Inc.持有90%權益。摩根士丹利則持有Morgan Stanley International Holdings Inc. 90%權益。HKSL的38,089股好倉及80,000股淡倉已作為摩根士丹利持有的權益及淡倉部份計入。

(8) Morgan Stanley Investment Management Company由Morgan Stanley Dean Witter (Singapore) Holdings Pte Ltd.全資擁有，而Morgan Stanley Dean Witter (Singapore) Holdings Pte Ltd.則由Morgan Stanley Asia Regional (Holdings) III L.L.C.全資擁有。Morgan Stanley Asia Pacific (Holdings) Limited持有Morgan Stanley Asia Regional (Holdings) III L.L.C.全部權益。Morgan Stanley Investment Management Company持有的27,181,037股已作為摩根士丹利持有的權益計入。

主要股東名稱	身份	附註	內資股數目	權益性質	佔已發行內資股百分比 (%)	佔全部已發行股份百分比 (%)
李兆楠	受控制企業權益	3	200,000,000	好倉*	5.50	3.23
武漢武新實業有限公司	實益擁有人		195,455,920	好倉*	5.37	3.16

主要股東名稱	身份	附註	H股數目	權益性質	佔全部已發行H股百分比 (%)	佔全部已發行股份百分比 (%)
滙豐保險控股有限公司	實益擁有人	4	618,886,334	好倉*	24.19	9.99
滙豐控股有限公司	受控制企業權益	4	618,886,334	好倉*	24.19	9.99
高盛集團有限公司	受控制企業權益	5及6	1,500,000 408,882,182	好倉** 好倉*	0.06 15.98	0.02 6.60
			410,382,182		16.04	6.62
GS Capital Partners (Asia), LP	實益擁有人	5	213,347,476	好倉*	8.34	3.44
GS Advisors, L.L.C	受控制企業權益	5	310,901,538	好倉*	12.15	5.02
摩根士丹利	受控制企業權益	7至15	335,519,389 25,298,499	好倉* 淡倉	13.11 0.99	5.42 0.41
Morgan Stanley Leveraged Equity Fund II, Inc.	受控制企業權益	11	289,375,848	好倉*	11.31	4.67
Morgan Stanley Leveraged Equity Fund II, L.P.	受控制企業權益	11	289,375,848	好倉*	11.31	4.67
MSCP/PA Holdings Limited (Cayman Islands company)	受控制企業權益	11	289,375,848	好倉*	11.31	4.67
MSCP/PA Holdings Limited (Mauritius company)	實益擁有人	11	289,375,848	好倉*	11.31	4.67

*好倉*指非透過股本衍生工具持有的好倉。*
*好倉**指以非上市證券實物結算方式持有的好倉。*
淡倉指以非上市證券實物結算方式持有的淡倉。

20. 主要股東及其他人士於股份及相關股份擁有之權益及淡倉

於2004年12月31日，下列人士(本公司之董事及監事除外)於本公司股份中擁有登記於本公司根據證券及期貨條例第336條存置之登記冊之權益：

主要股東名稱	身份	附註	內資股數目	權益性質	佔已發行內資股百分比 (%)	佔全部已發行股份百分比 (%)
深圳市投資控股有限公司	實益擁有人		543,181,445	好倉*	14.94	8.77
平安信託投資有限責任公司工會委員會	受控制企業權益	1	479,117,788	好倉*	13.18	7.73
平安證券有限責任公司工會委員會	受控制企業權益	1	479,117,788	好倉*	13.18	7.73
深圳市景傲實業發展有限公司	受控制企業權益	1	148,000,000	好倉*	4.07	2.39
	實益擁有人		331,117,788	好倉*	9.11	5.34
			479,117,788		13.18	7.73
中國平安保險(集團)股份有限公司工會工作委員會	受控制企業權益	2	389,592,366	好倉*	10.71	6.29
深圳市新豪時投資發展有限公司	實益擁有人	2	389,592,366	好倉*	10.71	6.29
源信行投資有限公司	實益擁有人		380,000,000	好倉*	10.45	6.13
寶華集團有限公司	實益擁有人		332,526,844	好倉*	9.14	5.37
深圳市深業投資開發有限公司	實益擁有人		301,585,684	好倉*	8.29	4.87
廣州市恒德貿易發展有限公司	實益擁有人	3	200,000,000	好倉*	5.50	3.23

17. 董事及監事於股份之權益及淡倉

於2004年12月31日，概無董事或監事登記本公司或其任何相聯法團之股份或相關股份中的權益或淡倉，而該權益或淡倉是根據香港證券及期貨條例(「證券及期貨條例」)第352條須予備存之登記冊所記錄者，或根據「上市發行人董事進行證券交易之標準守則」須通知本公司及香港聯交所者。

18. 董事及監事收購股份之權利

本公司董事、監事或彼等各自之配偶或未成年子女於本年度內任何時間概無獲授權通過收購本公司股份或債券而獲取利益或行使該等權利，而本公司或其任何子公司於本年度內並無參與任何安排，致使本公司各董事或監事於其他法人團體取得該等權利。

19. 董事及監事於競爭業務之權益

於2004年及截至本年報刊發日期，下列董事被視為於與本集團之業務直接或間接構成競爭或可能構成競爭之業務(定義見香港上市規則)中擁有權益：

本公司非執行董事Anthony Philip HOPE先生亦為滙豐醫療保險有限公司及滙豐保險(亞洲)有限責任公司各公司之董事，此等公司獲香港保險管理局授權於香港分別從事長期保險業務、財產保險及綜合保險業務。

由於本公司之子公司平安香港獲香港保險管理局授權從事財產保險業務，滙豐保險(亞洲)有限責任公司及滙豐醫療保險有限公司各自獲授權之保險業務在一定程度上出現重疊，因而可能與平安香港之業務構成競爭。

除已披露者外，本公司董事概不存在任何業務競爭利益，不可能與本集團的業務構成直接或間接競爭。

本公司於年內之監事如下：

姓名	年齡	職位	委任為監事日期
肖少聯	71	外部監事	1994年8月3日
孫福信	67	外部監事	2003年5月16日
陳尚武	71	外部監事	1994年8月3日
段偉紅	36	監事	2003年5月16日
周福林	42	監事	2003年5月16日
陳波海	28	監事	2003年5月16日
宋連坤	66	監事	2003年5月16日
何沛泉	70	監事	1998年4月30日
何實	40	監事	2003年5月16日

於2005年1月1日至本年報刊發日期，董事及監事概無任何變動。

本公司已接獲鮑友德先生、鄺志強先生及張永銳先生之年度獨立確認書，於本年報刊發日期，彼等仍被視為獨立非執行董事（定義見香港上市規則）。

14. 董事、監事及高級管理層簡歷

於本年報日期，董事、監事及高級管理層簡歷載於本年報第14頁至第25頁。

15. 董事及監事之服務合約及薪酬

於2004年5月10日，本公司與每位執行董事訂立為期三年的服務合約。執行董事的服務合約可由任何一方向另一方發出不少於六個月書面通知後終止。根據公司章程，董事及監事的酬金將由本公司股東於股東大會上釐定。

除上述者外，概無擬於即將舉行的股東週年大會上膺選連任的董事或監事與本公司訂立屬本公司於一年內不可在不予賠償（法定賠償除外）的情況下終止之服務合約。

董事及監事於截至2004年12月31日止年度之薪酬詳情載於合併財務報表附註45。

16. 董事及監事於重要合約之權益

董事或監事於2004年內概無於任何對本集團之業務為重要的合約（本公司或其任何子公司為其訂約方）中直接或間接擁有重大利益。

13. 董事及監事

本公司於年內之董事如下：

姓名	委任為董事日期
執行董事	
馬明哲	1988年3月21日
孫建一	1995年3月29日
非執行董事	
李黑虎	1999年12月24日（於2004年12月10日辭任）
高雷	2001年4月25日（於2004年11月4日辭任）
黃建平	2002年5月30日
劉海峰	2002年5月30日
Henry CORNELL	1998年10月26日
林友鋒	2002年10月8日
張利華	2002年10月8日
Anthony Philip HOPE	2002年11月25日
葉迪奇	2002年11月25日
林麗君	2003年5月16日
樊剛	2003年5月16日
竇文偉	2003年5月16日
石聿新	2003年10月10日
胡愛民	2004年3月9日
獨立非執行董事	
鮑友德	1995年9月27日
鄺志強	2003年5月16日
張永鋭	2003年5月16日

7. 物業、機器及設備和投資物業

本集團於年內之物業、機器及設備和投資物業變動詳情分別載於合併財務報表附註26及21。

8. 股本

本公司股本於截至2004年12月31日止年度之變動詳情及變動原因載於合併財務報表附註32。

9. 優先認股權

中國公司法或公司章程並無有關優先認股權之規定，以迫使本公司按現時股權之比例向其現有股東發行新股份。

10. 購買、贖回或出售本公司上市證券

年內，本公司或其任何子公司概無購買、贖回或出售本公司任何上市證券。

11. 可供分配儲備

於2004年12月31日，按照有關法規計算，本公司的可供分配儲備達人民幣28.67億元，其中人民幣8.67億元已建議撥作本年度末期股息。此外，本公司的資本公積及盈餘公積為人民幣192.44億元，於日後資本發行時可供分配。

12. 主要客戶及供應商

於回顧年內，本集團五大客戶的毛承保保費、保單費收入及投資型保費存款佔年內毛承保保費、保單費收入及投資型保費存款少於30%。

概無本公司董事或彼等任何聯繫人士或任何股東(就董事所知，其擁有本公司已發行股本超過5%)於本集團五大客戶中擁有任何實益權益。

董事會同仁謹此提呈本公司及其子公司(「本集團」)於截至2004年12月31日止年度的首份年報及經審核合併財務報表。

1. 主要業務

本集團的主要業務包括提供多元化的金融產品及服務，主要著力於提供人身保險產品及財產保險產品。年內，本集團的主要業務性質並無重大變動。

2. 業績及股息

本集團於2004年的淨利潤及本公司及本集團於該日的財務狀況載於財務報表第85頁至第154頁。

董事建議向於2005年6月23日名列股東名冊之股東派付本年度末期股息每股人民幣0.14元，派息比率為27.8%。此項建議將載入合併財務報表計作資產負債表股本及儲備項下未分配利潤之分配。

3. 本公司首次公開發售所得款項之用途

本公司於2004年6月在香港聯交所上市發行新股經扣除有關發行開支之所得款項淨額約為人民幣132.79億元。於2004年12月31日，所得款項淨額已如本公司招股章程所述用作一般企業用途及改善業務運營。所得款項構成本集團流動資金一部份，並按照中國相關行業監管機構之有關法規(如適用)進行投資。

4. 財務信息摘要

本集團過去四個財政年度之已公佈業績及資產與負債之摘要(摘錄自經審核合併財務報表及已作適當重新分類)載於本年報第3頁。

5. 儲備

年內本公司及本集團儲備變動詳情分別載於合併財務報表附註33及合併權益變動表。

6. 慈善及其他捐款

本公司於2004年的慈善捐款達人民幣2百萬元。

第三方責任險及強制性機動車第三方責任險的新發展

於2003年12月26日，中國最高人民法院發出「關於審理人身損害賠償案件適用法律若干問題的解釋」，該解釋於2004年5月1日生效。根據該司法解釋，人身損害賠償案件獲判的賠償額可能大幅提升，從而導致本公司第三方責任險的賠償額增加，但與此同時，本公司相應提高了第三方責任險的保險費率。

於2003年10月28日，全國人大頒佈《中華人民共和國道路交通安全法》，該法於2004年5月1日生效。根據該道路交通安全法，機動車所有人須購買第三方責任險。倘發生意外，不論意外的過失誰屬，保險公司須向受傷的第三方賠償損失，最高額為保單上限。

於2004年10月24日，中國保監會與中國證券監督管理委員會共同發佈《保險機構投資者股票投資管理暫行辦法》，准許保險公司在符合若干條件下透過合資格保險資產管理公司直接或間接在中國投資以下證券產品:

- 人民幣普通股；
- 可轉換公司債券；及
- 中國保監會指定的其他證券產品。

於2004年12月30日，中國保監會公佈《關於保險公司、保險資產管理公司投資保險公司次級定期債務的通知》，准許合格保險公司及保險資產管理公司投資於中國保險公司發行的次級定期債務。

《保險公司管理規定》

於2004年5月13日，中國保監會發佈新修訂的《保險公司管理規定》，訂明有關保險機構、保險運作、保險條款及保險費率、保險資金及監督檢查的規定。該規定已於2004年6月15日生效。

《保險保障基金管理辦法》

於2004年12月30日，中國保監會頒佈《保險保障基金管理辦法》，據此，中國的保險公司須向一個由中國保監會管理的保險保障基金供款。有關供款按季繳付，直至保險公司總供款結餘達該保險公司總資產固定百分比為止。倘某家保險公司被撤銷或倘某家保險公司宣佈破產時，中國保監會可提取保險保障基金支付予保單持有人或保單受讓人。該辦法已於2005年1月1日生效。

《保險資金運用風險控制指引(試行)》

於2004年4月28日，中國保監會頒佈《保險資金運用風險控制指引(試行)》，該指引規定每家保險公司須就保險資金的使用設立風險控制機制。該指引將於2004年6月1日生效。

監管最新發展

於2004年，中國保監會及其他有關中國監管機構頒佈一系列有關(其中包括)保險資產管理公司、保險公司發行次級債、保險公司新投資渠道、保險公司管理及保險保障基金的新保險法規。

《保險資產管理公司管理暫行規定》

於2004年4月21日，中國保監會發佈了《保險資產管理公司管理暫行規定》，訂明有關成立、修訂、終止業務、營業範圍、風險控制及監督和管理保險資產管理公司的規定。根據該規定，保險公司及保險控股公司在符合若干條件下經監管機構批准後可成立保險資產管理公司。該規定已於2004年6月1日生效。

《保險公司次級定期債務管理暫行辦法》

於2004年9月29日，中國保監會公佈《保險公司次級定期債務管理暫行辦法》，准許保險公司經中國保監會批准後發行次級債務。

保險公司投資規定

於2004年3月29日，中國保監會頒佈《關於保險公司投資銀行次級定期債務有關事項的通知》，准許保險公司投資於國有銀行及在中國全國經營的股份制商業銀行發行的次級債務。

於2004年7月23日，中國保監會頒佈《關於保險公司投資可轉換公司債券有關事項的通知》，准許保險公司投資可轉換公司債券。

於2004年8月9日，中國保監會及中國人民銀行聯合頒佈《保險外匯資金境外運用管理暫行辦法》，准許保險公司在符合若干條件下利用本身的外匯資金在境外市場投資於以下工具或產品：

- 銀行存款；
- 外國政府債券、國際金融組織債券及外國公司債券；
- 中國的政府或企業在海外發行的債券；
- 銀行票據、大額可轉讓存單及其他貨幣市場產品；及
- 中國國務院規定範圍內的其他投資品種和工具。

近期發展

本公司於2004年12月13日成立其全資子公司平安養老。本公司是首批成立專門養老金管理公司的中國保險公司之一，本公司現正向勞動和社會保障部申請從事養老基金管理資格。

本公司於2004年9月獲中國保監會批准籌建平安健康以專門從事健康保險業務。預計平安健康將於2005年上半年成立，而本公司現有的意外與健康保險業務將由平安壽險及平安產險轉入平安健康。

本公司相信專門的保險公司，例如平安養老及平安健康，可讓本公司抓緊中國養老金管理及健康保險市場的增長機遇。

此外，本公司已斥巨資建設後援中心工程，並已完成上海張江的全國後援中心第一期工程建設。本公司的全國後援中心由一個行政單元、一個會計及營運單元、一個資訊科技單元和以不同業務系列為基礎的綜合業務處理中心組成。業務處理中心旨在集中處理所有後援業務運作。

建成之後，本公司的全國後援中心將是亞洲最大的金融後援中心之一，並將有助於提升本集團的業務品質與服務效率，以達到國際標準。尤其是，本公司相信新的全國後援中心可提高本公司的市場營銷能力，改善及集中本公司在壽險及產險承保及賠付方面的管理工作，加強本公司的內部控制及風險管理系統，通過對不同管理層級的權責作恰當劃分以提高管理效率，以及降低營運成本和提升整體盈利能力。

平安證券

本公司通過平安證券經營證券業務。平安證券通過其遍佈中國的22家分公司和本公司PA18金融門戶網站向客戶提供證券服務。本公司通過平安證券向客戶提供的主要服務包括經紀服務、投資銀行服務、資產管理服務及顧問服務。經紀服務包括為客戶在上交所及深交所進行股票及債券買賣、代客戶持有實物股票及代向客戶派發股息及支付未償還本金利息。投資銀行服務包括證券包銷、提供併購及重組之財務咨詢、證券業務培訓及提供市場及交易資料。資產管理服務包括管理客戶的證券組合及提供資產管理意見。儘管市場環境惡劣，2004年平安證券仍實現淨利潤人民幣6百萬元。

平安銀行

平安銀行前稱福建亞洲銀行，為中外合資銀行。目前本公司擁有平安銀行73%股權，而香港上海滙豐銀行有限公司(「滙豐銀行」)擁有餘下27%股權。平安銀行在中國主要從事外匯商業銀行業務。2004年平安銀行的業務顯著增長。平安銀行的貸款餘額由2003年12月31日的人民幣7百萬元增至2004年12月31日的人民幣0.71億元。平安銀行的客戶存款由2003年12月31日的人民幣2百萬元增至2004年12月31日的人民幣0.29億元。2004年平安銀行的淨利潤增至人民幣3百萬元。

本公司有意利用本身廣闊的客戶基礎及滙豐銀行的全球結算網絡，為平安銀行爭取包括以下在內的目標客戶：

- 為貸款業務爭取大型及中型公司，
- 為貸款業務爭取中小型出口公司，
- 國際結算業務，
- 外商投資企業，及
- 為外匯存款業務爭取高淨值客戶。

於2005年2月，平安銀行獲中國銀行業監督管理委員會批准將總部由福建遷往上海。

分銷網絡

平安產險的財產保險產品分銷網絡包括遍佈中國各省、自治區和直轄市的35家分公司及遍佈中國各地的1,000多個分支機構。平安產險分銷其財產保險產品的途徑主要是平安產險的內部銷售代表和銀行、汽車經銷商等各種保險代理人和保險經紀。

下表載列於所示日期，有關平安產險分銷渠道的若干資料：

於12月31日	**2004年**	2003年
直銷銷售代表數量	**6,975**	6,742
保險代理人數量	**6,168**	7,589

交叉銷售。平安產險在利用交叉銷售向壽險客戶銷售產險產品方面已取得卓著成效。通過交叉銷售從壽險客戶取得的產險保費收入從2003年的人民幣4.43億元增加97.1%至2004年的人民幣8.73億元。本公司預期交叉銷售會成為平安產險的重要分銷渠道並對本公司未來發展作出重要貢獻。

客戶

截至2004年12月31日，本公司產險業務的毛承保保費收入中有大約31.8%來自位於上海、廣州、北京、深圳或鄰近區域等中國經濟較發達地區的客戶。本公司相信，這些地區及其他經濟較發達地區將繼續為進一步的盈利性增長提供更大的潛力。截至2004年12月31日，平安產險大約有550萬名個人客戶和大約60萬名公司客戶。

平安信託

本公司通過平安信託向客戶提供資產管理服務。此外，平安信託亦作為本公司若干長期權益投資之投資控股公司，以及向本公司其他子公司提供房地產開發、管理及租賃服務。截至2004年12月31日，本公司管理的信托資產由截至2003年12月31日的人民幣1.89億元增至人民幣10.84億元。2004年11月，平安信託成功開發及完成出售四項信託產品，共募集資金人民幣9.60億元，所得款項發放給參與中國某些基建工程項目的借款人，有關借款人的償付責任由國家開發銀行擔保。

非機動車輛保險。平安產險主要的非機動車輛保險產品包括企業財產保險、家庭財產保險、貨物運輸保險、責任保險及船舶保險。2004年，本公司非機動車輛保險產品的毛承保保費收入達人民幣35.45億元，約佔本公司產險業務毛承保保費收入總額的34.9%。從毛承保保費收入來看，企業財產保險是平安產險的第二大財產保險產品。平安產險的基本企業財產保險涵蓋因火災、爆炸或雷電所引起的被保財產的損失或損壞。平安產險的綜合企業財產保險涵蓋因火災、爆炸、雷電、洪水、颱風、冰雹、泥石流、龍捲風和颶風造成的被保財產的損失或損壞。平安產險的企業財產一切險涵蓋沒有明確排除的各種原因造成的損失。平安產險的家庭財產保險涵蓋因火災、爆炸、冰雹、洪水、颱風和／或偷盜造成的被保財產的損失或損壞。平安產險提供涵蓋使用輪船、飛機或任何地面運輸工具運輸的在途貨物的貨物運輸保險。平安產險提供的責任保險產品，包括僱主責任、公共責任、產品責任和職業責任保險產品。平安產險責任保險一般涵蓋由於被保險人的不當行為或疏忽對第三方造成的損失，但不涵蓋由於被保險人的故意不當行為或欺騙造成的損失。平安產險的船舶保險涵蓋被保船隻，包括船體、救生船、機器、儀器和燃料等因地震、火山爆發、火災、碰撞和船員的故意不當行為所造成的損失或損壞。

意外與健康保險。平安產險的意外保險產品在保單期間因意外傷害引起被保險人死亡或殘疾時提供保證賠付。平安產險向被保險人支付的殘疾賠付根據被保險人的殘疾類型而有所不同。平安產險的健康保險產品提供日常住院補貼或報銷被保險人發生的實際住院費用。2004年，本公司意外與健康保險產品的毛承保保費收入約佔本公司產險業務毛承保保費收入總額的3.7%。

除了上面列示的產品外，平安產險還提供許多其他財產保險產品，包括建築人身傷害險、抵押擔保保險、包裹保險、集裝箱保險、衛星發射保險、核電廠保險和海洋石油鑽探保險等。

2004年，根據詳細的客戶分類，平安產險嘗試對其分支機構組織架構進行了改革。根據該項改革嘗試，平安產險按個人客戶及公司客戶需要成立了不同的銷售隊伍，以適應客戶對產品和服務的特殊要求。此外，平安產險亦制訂了一套改善銷售管理的機制，並在交叉銷售及新的銷售渠道方面取得了突破，包括全國電話中心95511、本公司的PA18金融門戶網站和郵遞直銷等。

產品

平安產險的主要財產保險產品包括機動車輛保險、非機動車輛保險和意外與健康保險。



意外與健康
3.7%
機動車輛
61.4%
非機動車輛
34.9%

機動車輛保險。從毛承保保費收入來看，機動車輛保險是平安產險的主要財產保險產品。平安產險的標準機動車輛保險保單為一年期，保險範圍包括因碰撞、火災、爆炸、颱風或泥石流所引起的被保車輛的損壞，及被保車輛被盜時所引起的損壞。另外，平安產險的標準機動車輛保險保單涵蓋對第三方的責任。平安產險還向機動車輛保險客戶提供許多附加險，涵蓋乘客責任、貨物運輸和破壞行為等方面的損失。2004年，本公司機動車輛保險產品的毛承保保費收入達人民幣62.32億元，大約佔本公司產險業務毛承保保費收入總額的61.4%。

客戶

截至2004年12月31日，平安壽險壽險業務毛承保保費、保單費收入及投資型保費存款中有大約43.2%來自位於上海、北京、南京、廣州和青島或鄰近區域等中國經濟較發達地區的客戶。本公司相信，這些地區和其他經濟較發達地區將繼續為進一步的盈利性增長提供更大的潛力。截至2004年12月31日，平安壽險大約有2,800萬名個人客戶和大約有17.7萬名公司客戶。

財產保險

下表載列於所示期間本公司產險業務經營的某些財務和經營數據：

截至12月31日止年度（人民幣百萬元，比例除外）	**2004年**	2003年
毛承保保費收入	**10,150**	8,091
機動車輛	**6,232**	4,589
非機動車輛	**3,545**	3,351
意外與健康	**373**	151
毛承保保費收入的市場佔有率(1)	**9.5%**	9.7%

(1) 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據。

截至12月31日止年度	**2004年**	2003年
綜合成本率：		
費用率	**20.2%**	21.2%
賠付率	**77.0%**	78.5%
綜合成本率	**97.2%**	99.7%
客戶數量：		
個人（千）	**5,519**	3,933
公司（千）	**613**	515
合計（千）	**6,132**	4,448

從毛承保保費收入來衡量，平安產險是中國第三大財產保險公司。依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據，2004年，平安產險的毛承保保費收入大約佔中國產險公司毛承保保費收入總額的9.5%。

下表載列於所示日期，有關平安壽險分銷渠道的若干資料：

於12月31日	2004年	2003年
個人壽險銷售代理人數量	**199,997**	188,033
團體保險銷售代表數量	**1,605**	1,275
銀行保險銷售網點	**20,023**	21,299

個人壽險。平安壽險是中國首批推出個人壽險代理人分銷模式的國內保險公司之一。平安壽險在對個人壽險銷售代理人進行管理、培訓並提供支持方面處於國內保險業領先地位，而且，平安壽險不斷對自己的銷售管理基礎設施進行升級，以保持自己的市場領先地位。

銀行保險。平安壽險與中國郵政和中國四大國有商業銀行及許多全國性和地區性商業銀行就分銷平安壽險的銀行保險產品達成了銀行保險協議。這些協議已擴展至遍及中國大約130個城市。

團體保險。平安壽險在全國各分公司和支公司僱用了團體保險銷售代表。這些銷售代表提供壽險與退休計劃建議，並向機構客戶出售健康和其他短期保險。平安壽險還通過諸如專業保險代理人、保險經紀和兼業代理機構等保險中介機構來分銷團體保險產品。

交叉銷售。平安壽險在利用交叉銷售向產險客戶銷售壽險產品方面已取得卓著成效。通過交叉銷售從產險客戶取得的壽險毛承保保費、保單費收入及投資型保費存款從2003年的人民幣4.68億元增加15.4%至2004年的人民幣5.40億元。本公司預期交叉銷售會成為平安壽險的重要分銷渠道並對本公司未來發展作出重要貢獻。

其他銷售渠道。除上述分銷渠道外，平安壽險還通過使用全國電話中心95511、本公司的PA18金融門戶網站和郵遞直銷等其他銷售渠道來銷售平安壽險的壽險產品。

團體保險

平安壽險的團體保險產品分為四種基本類型：團體傳統非分紅型壽險、團體意外與健康保險、團體傳統分紅型遞延年金和團體非傳統遞延年金。團體傳統非分紅型壽險、團體意外與健康保險產品與作為個人壽險產品組成部份提供的產品一般具有同樣的特徵。團體傳統分紅型遞延年金產品與作為銀行保險產品組成部份提供的產品一般具有同樣的特徵。團體非傳統遞延年金產品則有投資連結型保險產品及遞延年金產品的合併特徵。在2004年，平安壽險團體保險產品的毛承保保費、保單費收入及投資型保費存款大約佔平安壽險毛承保保費、保單費收入及投資型保費存款總額的15.8%。

歷史遺留高保證收益率產品

同中國其他各大壽險公司一樣，由於當時的市場利率較高，本公司在1995年到1999年期間對本公司的壽險產品提供了等於或超過5%的較高的保證收益率。1999年6月，中國保監會規定壽險公司可以在其產品上提供的保證收益率最多為2.5%。因此，本公司自1999年6月起提供的保證收益產品的保證收益率不超過2.5%。於2004年12月31日，按中國公認會計準則計算的高保證收益率壽險保單的壽險責任準備金，佔本公司壽險責任準備金總額的42.0%，而2003年12月31日則佔45.3%。2004年本公司所有保證收益率壽險產品的平均定價收益率大約為4.8%，而2003年則為5.0%。隨着較低保證收益率保單或不提供保證收益率之新保單持續增長，預期這些高保證收益率保單在平安壽險總有效壽險保單中的比例將不斷下降。

分銷網絡

平安壽險的人壽保險產品主要通過分銷網絡進行分銷，這個網絡由大約200,000名個人壽險銷售代理人、大約1,600名團體保險銷售代表以及大約20,000個與平安壽險訂立銀行保險協議的中國郵政和商業銀行網點的銷售隊伍組成。

非傳統人壽保險

平安壽險的主要非傳統壽險產品包括投資連結型人壽保險和萬能壽險。平安壽險從1999年10月到2003年6月向平安壽險的客戶提供投資連結型人壽保險。投資連結型人壽保險是一種在保單期內向被保險人提供保險，及投資回報與保單持有人指定的投資選擇相連結的保險。2003年6月，中國保險監督管理委員會(「中國保監會」)對投資連結型人壽保險產品出台了新的規定。因中國保監會規定的原因，平安壽險暫時停止銷售投資連結型人壽保險產品。然而，平安壽險仍就2003年6月底前售出的投資連結型人壽保險收取續期保費。萬能壽險為另一種終身壽險，其保費靈活繳費或為躉繳保費。萬能壽險合約具有收益可調整的特徵，為客戶在選擇保費支付時間及保費金額方面提供更大靈活性。就萬能壽險產品而言，客戶支付的保費金額愈多，現金價值就愈高。隨着現金價值的累計，利率須定期調整。萬能壽險的最低利率為規定利率，須根據保單的現金價值支付。

銀行保險

平安壽險的銀行保險產品主要包括分紅型兩全人壽保險、分紅型遞延年金和意外保險，多數為躉繳保費保險產品。作為平安壽險銀行保險產品的組成部份，分紅型兩全人壽保險產品與作為平安壽險個人壽險產品組成部份的兩全人壽保險產品一般具有相同的特徵，除了分紅型兩全人壽保險保單大多數都是躉繳保費產品，到期期限一般為5到10年。分紅型遞延年金持有人在一定的累計期間向平安壽險繳納保費，由保單持有人或受益人以不同方式獲得利益，分別為達到領取年金年齡進行一次性給付，或從達到領取年金年齡開始到持有人死亡期間，按年進行支付，以及在累計期間，分紅型產品在可分配盈餘的限度內支付紅利。2004年，平安壽險的銀行保險產品毛承保保費、保單費收入及投資型保費存款大約佔平安壽險毛承保保費、保單費收入及投資型保費存款總額的10.8%。

產品

平安壽險的主要壽險產品包括個人壽險產品、銀行保險產品及團體保險產品。

個人壽險

平安壽險的個人壽險產品總體上有四個主要類型：傳統非分紅型壽險、傳統分紅型壽險、意外與健康保險和非傳統壽險。2004年，平安壽險個人壽險產品的毛承保保費、保單費收入及投資型保費存款大約佔平安壽險毛承保保費、保單費收入及投資型保費存款總額的73.4%。

傳統非分紅型人壽保險

平安壽險的主要傳統非分紅型壽險產品包括終身人壽保險、定期人壽保險和兩全人壽保險。平安壽險的終身人壽保險產品一般為被保險人提供終身保險，被保險人終身或按照預定期限定期支付固定的保費。平安壽險的定期人壽保險產品一般為被保險人提供特定期限保險，定期支付固定的保費。平安壽險的兩全人壽保險產品一般在保單期限內為被保險人提供保險，並在保單到期時提供滿期給付。

意外與健康保險

平安壽險的意外保險產品一般為被保險人在保單期限內因意外事故造成的死亡或傷殘提供擔保賠付。向被保險人支付的傷殘賠付將根據該被保險人遭受的傷殘的類型而有所不同。平安壽險的健康保險產品提供日常住院補貼或報銷被保險人發生的實際住院費用。平安壽險一般提供一年期的意外與健康保險保單。

傳統分紅型人壽保險

平安壽險主要傳統分紅型壽險產品包括終身人壽保險和兩全人壽保險。除了提供在傳統非分紅型壽險產品下提供的賠付外，平安壽險傳統分紅型壽險產品還授予保單持有人獲得紅利的權利，條件是平安壽險的分紅型產品在保單期間內之年度有可分配盈餘。

平安壽險是中國盈利能力最強的壽險公司之一。於2004年，平安壽險專注於開發和銷售利潤較豐厚的保險產品，例如期繳保費個人壽險產品等。因此，2004年平安壽險來自個人壽險產品毛承保保費、保單費收入及投資型保費存款佔平安壽險的毛承保保費、保單費收入及投資型保費存款總額大約73.4%，而2003年同期則約為63.8%。特別是，於2004年，接近全部個人壽險首年保費均來自期繳保費產品。平安壽險專注於期繳保費個人壽險產品以提供穩定收入流，有助於平安壽險獲得長期穩定的盈利。

此外，在2004年推出的各項新產品中，2004年5月推出的萬能壽險產品經歷了高速增長。萬能壽險產品的毛承保保費、保單費收入及投資型保費存款佔2004年下半年各項新業務毛承保保費、保單費收入及投資型保費存款總額的極大部分。


個人壽險
73.4%
銀行保險
10.8%
團體保險
15.8%

*附註：*按截至2004年12月31日止年度的毛承保保費、保單費收入及投資型保費存款計算。

2004年，平安壽險的團體保險業務專注於發展意外與健康保險業務。而且，平安壽險已整頓銀行保險產品的銷售，期望能保持銀行保險業務的盈利能力。

此外，平安壽險在2004年繼續優化個人壽險銷售隊伍並使個人壽險代理人人數穩定在大約200,000名。平安壽險亦通過內部持續優化銷售代理人培訓機制，提升了銷售代理人的產能和專業化水平。平安壽險亦繼續致力提升客戶服務。因此，個人壽險客戶13個月及25個月保單繼續率由2003年12月31日的85.7%及79.6%分別提升至2004年12月31日的87.5%及80.3%。

截至12月31日止年度	2004年	2003年
客戶數量：		
個人（千）	**28,362**	26,880
公司（千）	**177**	188
合計（千）	**28,539**	27,068
保單繼續率：		
13個月	**87.5%**	85.7%
25個月	**80.3%**	79.6%
代理人產能：		
代理人首年保費、保單費收入及投資型保費存款（人均每月）	**3,245**	3,039
代理人壽險新保單件數（人均每月）	**2.3**	2.7

從毛承保保費及保單費收入來衡量，平安壽險是中國第二大壽險公司。依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據，2004年，平安壽險的毛承保保費、保單費收入及投資型保費存款大約佔中國壽險公司毛承保保費、保單費收入及投資型保費存款總額的17.2%。



人壽保險

下表載列於所示期間平安壽險的某些財務和經營數據：

截至12月31日止年度 （人民幣百萬元，比例除外）	2004年	2003年
毛承保保費及保單費收入	**49,899**	55,043
個人壽險	**35,949**	34,617
銀行保險	**5,836**	10,562
團體保險	**8,114**	9,864
投資型保費存款	**4,830**	3,811
個人壽險	**4,215**	2,951
銀行保險	**81**	—
團體保險	**534**	860
毛承保保費、保單費收入及投資型保費存款	**54,729**	58,854
毛承保保費、保單費收入及投資型保費存款的市場佔有率(1)	**17.2%**	19.6%

(1) 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據。


中国平安





本公司是中國領先的保險集團，着重於通過公司的多渠道分銷網絡，向客戶提供多種金融產品和服務。借助旗下主要子公司，即：平安壽險、平安產險、平安信託、平安證券、平安銀行及平安養老，本公司以統一的品牌向客戶提供多種金融產品和服務，尤其是人壽保險與財產保險產品。本公司的核心壽險和產險業務，佔本公司2004年總收入分別約87.3%及11.4%。

從毛承保保費及保單費收入來衡量，本公司是中國最大保險公司之一。本公司的經營業務主要由壽險和產險業務構成。在2004年，本公司的毛承保保費及保單費收入為人民幣600.49億元，其中壽險業務為人民幣498.99億元，大約佔83.1%，產險業務為人民幣101.50億元，大約佔16.9%。



合資格會計師

陳卓然：44歲，自2004年6月擔任本公司合資格會計師。陳先生任本公司財務副總監和平安壽險及平安產險董事。陳先生獲得澳洲Macquarie大學經濟學學士學位，主修會計學。大學畢業後，陳先生於1985年7月進入德勤會計師事務所擔任審計工作，負責向基金管理公司提供審計服務。在2002年10月加入本公司之前，陳先生曾在花旗銀行工作並曾出任DBS唯高達(香港)有限公司財務總監及財務董事之職。陳先生為香港會計師公會會員。

平安銀行

徐光中，參見本章「其他高級管理人員」一節。

陳昆德：49歲，自2004年9月擔任平安銀行有限責任公司執行董事。陳先生於2004年8月加入本集團。從1996年到2004年，陳先生擔任臺灣中國信託商業銀行副總，負責信用卡及個人消費金融業務之發展. 自2002年至2003年期間，陳先生同時擔任臺灣聯合信用卡中心監事一職。在加入中國信託商業銀行以前，陳先生是一位擁有17年資訊科技從業經驗的銀行軟件系統專家。陳先生獲臺灣輔仁大學學士學位，主修統計學。

平安養老

徐建軍，參見本章「其他高級管理人員」一節。

李挹群：45歲，自2005年2月擔任平安養老保險股份有限公司常務副總經理。李女士於2004年10月加入平安。加入平安前，李女士擔任滙豐人壽保險（國際）有限公司退休福利署副總經理。她還擔任過美國友邦退休金管理及信托有限公司副總裁；渣打銀行國際私人銀行部首席運營官；花旗私人銀行集團紐約西半球部助理副總裁。她還曾是香港強積金管理局計劃行政管理專家小組成員，香港受托人協會董事。李女士畢業於美國紐約大學，獲工商管理碩士學位，主修財務及國際商務，並獲得美國紐約州註冊會計師資格。

公司聯席秘書

姚　軍，參見本章「其他高級管理人員」一節。

沈施加美：48歲，自2004年6月擔任本公司聯席秘書。自1994年起沈女士擔任登捷時有限公司的秘書服務部董事。登捷時有限公司自2002年以來成為卓佳集團和東亞銀行集團旗下成員。沈女士還是香港公司秘書公會、香港特許秘書及行政人員公會及香港董事學會資深會員。沈女士現在還擔任香港聯交所另外一家上市公司的秘書。沈女士曾在一家國際會計師事務所公司的秘書部任職20多年，至今為許多上市公司客戶提供專業服務。

平安產險

曹實凡：49歲，自2004年3月出任中國平安財產保險股份有限公司董事長，自2002年12月出任該公司總經理兼首席執行官至今。1997年6月到2002年12月，任本公司總經理助理、副總經理。1997年2月到6月，出任本公司產險協理。1994年到1997年，任平安產險南京分公司總經理。1991年到1994年，任本公司組織人事部總經理。曹先生於1991年12月加入本公司。曹先生獲得中南財經政法大學貨幣銀行學碩士學位。

平安證券

楊秀麗：49歲，自1998年3月起出任平安證券有限責任公司董事長。自1988年加入本公司以來，楊女士歷任辦公室主任、董事會秘書長、總經理助理及副總經理。楊女士獲得中南財經政法大學貨幣銀行學碩士學位。

葉黎成：60歲，自2002年9月出任平安證券有限責任公司總經理兼首席執行官。1996年到2002年，葉先生在DBS唯高達香港有限公司擔任首席執行官。葉先生在1971年到1996年之間擔任新鴻基公司的執行董事。葉先生於2002年9月加入本公司。

平安信託

童　愷：34歲，自2004年9月擔任平安信託投資有限責任公司董事長兼首席執行官至今。此前童先生就職於高盛(亞洲)有限責任公司擔任執行董事，為亞太地區的主要金融機構的重組、併購及資本市場融資活動提供諮詢服務；從1995年到1998年就職於麥肯錫諮詢公司，擔任商業分析師。童先生畢業於英國牛津大學並獲得工程學碩士學位，且獲得歐洲商學院(INSEAD)工商管理碩士學位。

宋成立：44歲，自2003年7月起擔任平安信託投資有限責任公司總經理。宋先生於1992年加入本公司，歷任平安產險青島分公司總經理、平安保險集團北京代表處主任、平安產險上海分公司總經理、平安產險副總經理等職。宋先生獲得企業管理碩士學位。

姚　軍：39歲，分別自2003年9月出任本公司首席律師及自2004年6月出任本公司聯席秘書。姚先生曾任通商律師事務所合夥人。姚先生獲得北京大學法學碩士學位。

吳岳翰：35歲，本公司的總經理助理和戰略發展總監。吳先生在2000年2月加入本公司協助集團推動電子商務業務。吳先生也曾經是平安證券的首席運營執行官及本公司集團發展改革中心主任。此前，吳先生在麥肯錫公司擔任專案經理。吳先生獲得美國Hamilton學院經濟學學士學位。

羅世禮：42歲，自2003年10月出任本公司信息總監兼信息管理中心總經理。2002年到2003年出任公司數據中心總經理。從2001年到2002年，羅先生擔任本公司系統開發中心高級顧問。在1993年到2001年羅先生分別在劍橋大學任研究員、在Olivetti 研究實驗室任研究員工程師、在Olivetti & Oracle研究實驗室任高級研究員、在 AT&T 劍橋實驗室任高級研究員。羅先生於2002年6月加入本公司。羅先生獲得英國劍橋大學計算機科學博士學位。

平安壽險

梁家駒：57歲，自2004年1月出任中國平安人壽保險股份有限公司董事長兼首席執行官。梁先生於2004年1月加入公司。1996年到2003年在英國保誠集團工作，為該公司大中華區執行總裁。從1989年到1996年，梁先生在臺灣南山人壽工作，最終職位是該公司的總經理。1975年到1989年，在美國友邦保險公司工作，最終職位是該公司的副總經理。梁先生獲得香港中文大學理學學士學位。

黃宜庚：57歲，2003年1月出任中國平安人壽保險股份有限公司總經理。自1996年10月加入本公司，黃先生歷任董事長高級顧問、協理、資深副總經理。此前黃先生從1971年到1996年一直服務於臺灣的壽險業，歷任南山人壽保險有限公司首席核保、國華人壽保險有限公司執行副總經理、中興人壽總經理。黃先生自1994年6月來到中國大陸。黃先生畢業於臺灣中興大學合作經濟學系。

徐光中：58歲，2003年2月至今出任本公司副總經理，2003年6月至今出任本公司首席監察執行官，自2004年3月出任平安銀行有限責任公司董事長。1995年到2003年，徐先生任本公司總經理助理和總稽核。從1996年到1998年，還兼任平安信託投資有限責任公司的總經理。1994年到1995年，徐先生任本公司北京分公司產險總經理。此前，徐先生還任華夏證券公司總經理、中國工商銀行信託投資公司總經理、中國工商銀行北京分行副行長。徐先生於1994年9月加入本公司。徐先生為吉林財貿學院財政金融本科畢業。

徐建軍：53歲，自2002年4月出任本公司副總經理，自2005年2月擔任平安養老保險股份有限公司董事長兼總經理。徐先生於1999年12月加入本公司。從2002年到2003年，徐先生還兼任平安信託投資有限責任公司的總經理。2000年到2002年任本公司總經理助理。1999年到2000年，徐先生任本公司投資管理中心主任。此前，徐先生還曾在上海市財政局擔任分局局長，在上海國際信託公司任副總經理兼總經濟師，在華安基金管理公司任董事長。徐先生的學歷是復旦大學經濟學本科。

斯蒂芬·邁爾：62歲，2003年2月至今出任本公司副總經理兼首席精算執行官。邁爾先生於1999年9月加入本公司。1999年到2003年，邁爾先生任本公司的總精算師。1995年到1998年，邁爾先生是林肯國民公司的副總裁和國際戰略部部長。自1979年到1995年，邁爾先生還先後任林肯國民（英國）的總精算師、財務部長和投資部部長。邁爾先生獲得倫敦大學計算機科學碩士學位和劍橋大學數學碩士學位。

陳克祥：47歲，2003年2月至今出任本公司總經理助理，2002年6月至今出任本公司辦公室主任和董事會秘書長。陳先生在1999年到2002年之間出任平安信託投資有限責任公司的副總經理、總經理。1996年到1999年，陳先生出任本公司辦公室副主任。從1995年到1996年，陳先生出任平安大廈管理公司總經理。陳先生於1992年12月加入本公司。陳先生獲得中南財經政法大學金融學碩士學位。

任滙川：35歲，2004年2月至今出任本公司總經理助理，2003年2月至今出任財務總監。從2002年到2003年，任先生在中國平安財產保險股份有限公司擔任副總經理。1992年到2002年，任先生在本公司產險工作，最終職位是協理，其間，1999年任平安集團發展改革中心主任助理。任先生於1992年11月加入本公司。任先生獲得哈爾濱船舶工程學院計算機應用學士學位。

其他高級管理人員

張子欣：41歲，2003年10月和2003年2月分別出任本公司總經理和首席財務執行官至今。自2000年2月加入本公司後，張先生歷任公司董事長高級顧問、首席信息執行官、副總經理和首席財務執行官。此前，張先生從1993到2000年任麥肯錫公司管理顧問，後來成為其全球合夥人，主要為亞洲各國金融機構提供諮詢服務。張先生獲得英國劍橋大學資訊科技博士學位。

顧敏慎：48歲，自2003年2月出任本公司副總經理兼首席人力資源執行官。顧先生於2001年5月加入本公司，從2001年6月到2003年2月，顧先生任本公司人力資源總監。從1995年到2001年，顧先生歷任聯合利華與上海市糖業煙酒(集團)有限公司合資的上海文德堡股份有限公司副董事長兼總經理、聯合利華HPC中國區人力資源董事。顧先生獲得臺灣輔仁大學教育心理學學士學位。

王利平：48歲，自2004年1月出任本公司副總經理。2002年到2004年，任中國平安人壽保險股份有限公司董事長兼首席執行官。1998年到2002年，歷任本公司總經理助理及副總經理。1995年到1997年，先後任本公司壽險管理本部總經理和壽險協理。1994年到1995年，任本公司證券部總經理。王女士於1989年6月加入本公司。王女士獲得南開大學貨幣銀行學碩士學位。

楊文斌：48歲，自2003年8月出任本公司副總經理兼首席投資執行官。楊先生於2003年7月加入本公司，從2000年到2003年，楊先生曾出任美國安泰人壽保險公司(日本東京)常務董事兼首席投資執行官，後安泰公司日本分公司經收購成為美國萬通人壽保險公司(日本東京)。1998年到1999年，任安泰國際香港公司大中華地區首席投資執行官。1994年到1998年，在日本野村資產管理(香港)公司工作，最終職位是首席投資執行官兼聯席常務董事。楊先生獲得芝加哥大學工商管理碩士學位。

吳冠新：40歲，2003年8月至今出任本公司副總經理兼首席稽核執行官。吳先生於2003年3月加入本公司。2001年到2003年，任聯合保健亞洲有限公司的首席執行官。1999年到2001年，歷任友邦聯合保健公司的首席財務及營運執行官。1994年到1999年，歷任安盛保險有限公司(香港)的首席財務執行官和財務董事。1986年到1994年，為AIG亞太地區公司內部稽核區域經理。吳先生為美國壽險協會的資深會員。

陳尚武：71歲，自1994年8月出任本公司外部監事。在1997年前，陳先生曾出任深圳招商石油化工有限公司總工程師。退休後，陳先生曾任深圳協通實業發展公司董事會辦公室主任。

段偉紅：36歲，自2003年5月出任本公司監事。段女士現任天津泰鴻投資集團公司董事長。段女士獲得清華大學經濟管理學院EMBA學位。

周福林：43歲，自2003年5月出任本公司監事。周先生還兼任北京沃和賽騰網絡技術有限公司副總裁兼財務總監。在此之前，周先生是北京沃和科技開發有限公司總裁。

陳波海：28歲，自2003年5月出任本公司監事。陳先生現任深圳市德利星投資發展有限公司拓展部總經理。陳先生曾就讀廣東外語外貿大學。

宋連坤：67歲，自2003年5月出任本公司監事。宋先生曾任本公司副總經理、黨委副書記兼工會主席。在此之前，宋先生曾任青島遠洋運輸公司副總經理。宋先生畢業於大連海事大學航海系本科。

何沛泉：70歲，自1997年4月出任本公司監事。自1988年3月本公司成立到1998年5月，何先生出任本公司副總經理兼總稽核。從1984年到1992年，何先生還曾出任中國工商銀行深圳信託投資公司副總經理、總經理。

何實：40歲，自2003年5月出任本公司監事。何先生於2002年擔任本公司人力資源部總經理。此前曾任本公司海南分公司副總經理、產險人事行政部總經理。何先生於1991年9月加入本公司。何先生為中國社會科學院貨幣銀行學研究生畢業。

獨立非執行董事

鮑友德：73歲，自1995年9月出任本公司獨立非執行董事。1999年退休之前，鮑先生是上海國際信託投資公司副董事長兼總經理。1987年，鮑先生當選為中國共產黨第13次全國代表大會代表。在1988年和1993年，鮑先生曾兩次當選上海市人民代表大會代表。鮑先生早年畢業於上海財經大學會計專業。

鄺志強：55歲，自2003年5月出任本公司獨立非執行董事。鄺先生還兼任多家香港聯交所上市公司的董事，包括擔任中遠太平洋有限公司的非執行董事、中遠國際控股有限公司的獨立非執行董事。從1984到1998年，鄺先生曾為羅兵咸會計師事務所合夥人。鄺先生曾擔任香港特別行政區政府中央政策委員會顧問和香港聯交所獨立理事。鄺先生獲得香港大學學士學位。鄺先生為英國特許會計師公會資深會員。

張永銳：55歲，自2003年5月出任本公司獨立非執行董事。張先生還兼任數家香港上市公司的獨立董事。張先生為執業律師及胡關李羅律師事務所合夥人。除此之外，張先生還兼任香港公開大學校董和行政委員會委員、香港律師公會大陸法律事務委員會副主席及税務上訴委員會委員。張先生獲得澳洲新南威爾士大學商科會計學學士學位，並為澳洲會計師公會會員。

監事

肖少聯：71歲，自1994年8月和2003年5月分別出任本公司外部監事和本公司監事會主席至今。1994年之前，肖先生曾任中國人民銀行深圳分行副行長兼國家外匯管理局深圳分局副局長。

孫福信：66歲，自2003年5月出任本公司外部監事。孫先生現任天一投資擔保公司董事長、大連信譽評級委員會副主任。在2003年4月退休前，孫先生歷任中國工商銀行大連分行副行長，大連市政府副秘書長(分管財政、金融、房地產、税務)，交通銀行大連分行管委會主任、大連市證券管理辦公室主任，大連市金融管理辦公室主任，大連市房地產開發管理辦公室主任，大連市扶貧資金管理委員會主任，大連市商業銀行董事長。

張利華：58歲，自2002年10月出任本公司非執行董事。張先生自2001年以來任武漢華創企業管理諮詢有限公司總經理。此前，張先生曾任創百利有限公司經理。張先生獲得加拿大McMaster大學學士學位。

Anthony Philip HOPE：58歲，自2002年11月出任本公司非執行董事。自1987年，Hope先生任滙豐保險控股有限公司董事長，並於1996年兼任滙豐控股有限公司集團保險總經理。

葉迪奇：58歲，自2002年11月出任本公司非執行董事。葉先生1965年在香港加入滙豐銀行，先後在不同的部門工作。葉先生曾負責香港個人金融業務。自2003年1月以來，出任滙豐銀行中國業務總裁。葉先生獲得香港大學工商管理學碩士學位。

林麗君：42歲，自2003年5月出任本公司非執行董事。林女士自2000年以來出任新豪時投資發展有限公司董事長。林女士在1997年到2000年之間曾任本公司產險人力資源部副總經理。林女士獲得華南師範大學中文學士學位。

樊　剛：50歲，自2003年5月出任本公司非執行董事。樊先生還任深圳市江南實業發展有限公司董事。樊先生自2002年以來擔任本公司董事長辦公室主任。樊先生於1988年加入本公司。在1998年到2000年期間任本公司深圳分公司(產險)總經理。此前，樊先生曾任本公司保險管理委員會副主任。樊先生是湖北大學歷史學專科畢業。

竇文偉：39歲，自2003年5月出任本公司非執行董事。竇先生還任深圳市江南實業發展有限公司董事，竇先生於2004年起擔任本公司法律合規部總經理助理。竇先生獲得吉林大學中國民法學碩士學位。

石聿新：50歲，自2003年10月出任本公司非執行董事。自1992年12月，石先生為武漢武新實業有限公司董事總經理。石先生亦為武漢大鵬實業有限公司董事。石先生獲得武漢大學法律碩士學位。

胡愛民：56歲，自2004年3月出任本公司非執行董事。胡先生自2003年4月及2003年6月起，分別出任香港深業(集團)有限公司及深圳控股有限公司董事長，並於2003年11月出任深圳市深業投資開發有限公司董事長。在此之前，胡先生曾任深圳市人民政府秘書長兼辦公廳主任。胡先生獲得湖南大學管理學碩士學位。

董事

執行董事

馬明哲：49歲，1994年4月和2001年4月分別出任本公司董事會(「董事會」)董事長和首席執行官至今。馬先生是全國政治協商委員會委員。自1988年3月平安保險公司成立以來，歷任本公司總裁、董事、董事長等不同職務。此前，馬先生為招商局蛇口工業區社會保險公司副經理。馬先生獲得中南財經政法大學(原中南財經大學)貨幣銀行學博士學位。

孫建一：52歲，1994年10月和2003年2月分別出任本公司常務副總經理和副首席執行官至今。1995年3月，孫先生被任命為公司董事。自1990年7月加入本公司後，先後任管理本部總經理、公司副總經理和常務副總經理等職務。在加入本公司之前，孫先生曾任中國人民銀行武漢分行辦事處主任、中國人民保險公司武漢分公司副總經理、武漢證券公司總經理。孫先生是中南財經政法大學金融學大學畢業。

非執行董事

黃建平：45歲，自2002年5月出任本公司非執行董事。黃先生亦擔任深圳市投資控股有限公司計劃財務部副部長。黃先生於深圳大學財政金融系大專畢業。

劉海峰：35歲，自2002年5月出任本公司非執行董事。劉先生是摩根士丹利的董事總經理兼摩根士丹利亞洲直接投資部主管。劉先生於1993年加入摩根士丹利紐約直接投資部，在摩根士丹利任職至今超過十一年。除平安保險外，劉先生還是蒙牛乳業、永樂家電及斯米克控股有限公司之非執行董事，並曾任南孚電池有限公司的非執行董事。劉先生同時也是摩根士丹利投資恒安國際的負責人。劉先生畢業於美國哥倫比亞大學，獲電子工程最高榮譽理學學士學位。

Henry CORNELL：49歲，自1998年10月出任本公司非執行董事。Cornell先生自1984年加入高盛以來，歷任不同職位，現任高盛公司董事總經理兼高盛美洲及亞洲直接投資部主管。Cornell先生獲得Grinnell大學文學學士學位和紐約大學法學院法律博士學位。

林友鋒：34歲，自2002年10月出任本公司非執行董事。林先生為寶華集團有限公司執行董事。林先生獲得香港城市大學財務榮譽理學士，亦為特許公認會計師公會的資深會員。

中國平安人壽保險股份有限公司



梁家駒
平安壽險董事長兼
首席執行官



黃宜庚
平安壽險總經理

中國平安財產保險股份有限公司



曹實凡
平安產險董事長兼
總經理兼
首席執行官

平安證券有限責任公司



楊秀麗
平安證券董事長



葉黎成
平安證券總經理兼
首席執行官

平安信託投資有限責任公司



童　愷
平安信託董事長兼
首席執行官



宋成立
平安信託總經理

平安銀行有限責任公司



徐光中
本公司副總經理兼
首席監察執行官兼
平安銀行董事長



陳昆德
平安銀行執行董事

平安養老保險股份有限公司



徐建軍
本公司副總經理兼
平安養老董事長兼總經理



李挹群
平安養老常務副總經理

中國平安保險(集團)股份有限公司



馬明哲
董事長兼
首席執行官



張子欣
總經理兼
首席財務執行官



孫建一
執行董事兼
常務副總經理



顧敏慎
副總經理兼
首席人力資源執行官



王利平
副總經理



楊文斌
副總經理兼
首席投資執行官



吳冠新
副總經理兼
首席稽核執行官



徐光中
本公司副總經理兼
首席監察執行官兼
平安銀行董事長



徐建軍
本公司副總經理兼
平安養老董事長兼總經理



斯蒂芬。邁爾
副總經理兼
首席精算執行官



陳克祥
總經理助理兼
辦公室主任兼
董事會秘書長



任滙川
總經理助理兼
財務總監



姚軍
首席律師兼
公司聯席秘書



吳岳翰
總經理助理兼
戰略發展總監



羅世禮
信息總監

日期：2004年12月31日


公司名稱
中國平安保險（集團）股份有限公司
持股比例
99%
99%
99.2556%
95%
95%
100%
公司名稱
中國平安人壽保險股份有限公司（「平安壽險」）
中國平安財產保險股份有限公司（「平安產險」）
平安信託投資有限責任公司（「平安信託」）
平安養老保險股份有限公司（「平安養老」）
平安健康保險股份有限公司（「平安健康」）
中國平安保險海外（控股）有限公司
少數股東權益
1%
1%
0.7444%
平安壽險3%,
平安產險1%,
平安信託0.5%,
平安實業0.5%
平安壽險2%,
平安產險2%,
平安信託0.5%,
平安實業0.5%
持股比例
75%
73%
75%
公司名稱
平安證券有限責任公司（「平安證券」）
平安銀行有限責任公司（「平安銀行」）
中國平安保險（香港）有限公司
少數股東權益
25%
27%
25%
地區
中國國內
香港

註：虛線框表示已獲中國保險監督管理委員會批准籌建



本集團將通過不斷地強化保險核心業務，使壽險業務結構得到更大改善，營銷隊伍產能快步提高；產險業務將更充分地利用集團龐大的客戶資源，通過多渠道經營，不斷提高經營效益。在2004年良好基礎上，證券與信托業務在資產運用、項目管理、盈利能力方面可期待長足進步；投資業務已做好人才隊伍、系統機制方面的充分準備，將積極迎接中國政府相關部門對保險資金運用方面政策的進一步放開；銀行業務將完成上海總行、福州分行設立申請並實現對外開業，力爭為建成國內領先零售銀行打下良好基礎；養老險、健康險等新業務將於2005年內正式啟動，將堅持國際化經營高標準，建立專業化團隊，完善專業化經營架構，有效推進業務發展、成本控制，在行業內樹立起優勢品牌。

本人在此謹向所有股東與全體平安同仁表示深摯的感謝，並堅信隨著中國國民經濟水平的穩步發展，平安將矢志精進，穩健經營，突出「國際化標準、本土化優勢」，力圖創造2005年的業績新高點，為股東、員工與客戶創造更大價值，並在不遠的將來最終實現建成國際領先的綜合金融服務集團的宏偉願景！

馬明哲

董事長

中國深圳

2005年4月18日


采购公开招标市级行政
车辆统一保险合同签约


中国平安人寿保险股份有限公司
企业团体年金协议签约仪式

銀行業務－業績顯著改善

2004年2月19日，平安信託投資有限責任公司正式接管福建亞洲銀行，並於同日正式更名為平安銀行有限責任公司。平安銀行引進了具有豐富銀行管理經驗的海內外管理人才。平安銀行自成立之初，就十分注重經營風險管理，在滙豐銀行的幫助下，建立了良好的企業管治結構，並制定了一系列完善的內部控制制度。2004年平安銀行淨利潤達人民幣3百萬元。

養老保險、健康保險業務

2004年12月1日，平安養老保險股份有限公司獲中國保監會批准開業，同年9月，平安健康保險股份有限公司獲准籌建。隨著兩家專業保險公司的誕生，平安經營專業化程度進一步提高，中國平安以保險為核心的綜合金融服務架構更趨完善。

業務展望

預計中國宏觀經濟將繼續保持又快又好的發展態勢，在適度通脹的條件下，居民收入增加，消費需求將延續前期快速增長的勢頭穩步提高。隨著人們消費結構升級和生活質量改善，個人金融產品市場需求將不斷增強，為金融保險業的新一輪快速發展提供了良好的經濟環境。

面對可喜的金融保險市場機遇，以及中國保險市場全面開放和全球金融業整合帶來的挑戰，平安將在不斷壯大的國際專業管理團隊帶領下，向國際領先的綜合金融服務集團全力邁進。







投資業務－穩健提升淨投資收益率

進一步加強投資管理和風險控制，遵循長期穩健的投資原則，準確把握宏觀形勢和市場機會，優化資產負債管理，提高資產利用效率，逐步拓展投資渠道，穩步提升資產的安全性和收益性。2004年，淨投資收益和總投資收益分別為人民幣72.61億元和人民幣64.88億元，淨投資收益率和總投資收益率則分別為4.1%和3.6%。

信託業務－獲突破性進展

2004年，信託業務取得突破性進展，四項信託產品在短短20天內成功募集信託資金人民幣9.60億元，所得款項發放給參與中國某些基建工程項目的借款人，有關借款人的償付責任由國家開發銀行擔保。信託通過引進國際化管理團隊、充實信託核心業務隊伍、優化公司組織架構，有效提升了企業管治平臺；通過積極探索，尋求可持續發展、盈利穩定的業務模式，明確了業務發展方向和戰略規劃，預料在今後幾年內將有重大發展。2004年，信託業務實現淨利潤人民幣3百萬元。

證券業務－逆市奇葩

2004年證券業務面對市場嚴峻挑戰，在逆市中取得可喜成績，全年獲得淨利潤人民幣6百萬元。這主要得益於投資銀行業務的良好發展勢頭。淨利潤增長的另一個重要因素是成本壓縮卓有成效，加之受惠於市場交易增長，經紀業務收入增加。此外，我們成功取得企業債主承銷商資格，為未來創造新利潤來源打下良好基礎。


热烈祝贺平安证券主承销明天科技A股增发



壽險業務－主力增長高盈利產品

2004年度實現毛承保保費、保單費收入及投資型保費存款人民幣547.29億元，佔中國壽險市場的17.2%。平安於中國人壽保險市場穩居第二位。2004年度實現淨利潤人民幣27.04億元，同比增長38.7%。

2004年，幾乎所有個人壽險新業務的毛承保保費、保單費收入及投資型保費存款都來自期繳保費保險產品，領先於國內同業。通過完善收費體系、提高客戶服務水平，使13個月和25個月保費繼續率分別提高到87.5%和80.3%，達到國際先進水平，並持續領先國內同業。

產險業務－拓展新渠道以加速增長

2004年度實現毛承保保費收入人民幣101.50億元，同比增長25.4%，佔中國產險市場9.5%的份額，在國內產險公司中保持排名第三位。

產險以客戶細分為基礎，在2004年對分公司組織架構改革進行了嘗試，制定完善了銷售管理制度，取得了豐碩成果。此外，交叉銷售和新渠道銷售取得突破性進展，向人壽保險客戶交叉銷售產險產品實現毛承保保費收入人民幣8.73億元，同比增長97.1%。


中国平安财产保险股份有


保险股份有限公司



2004年，國家政策有所調整，保險資金獲准直接入市，為保險業資金運用拓寬了渠道，保險資金運用總量較快增長。2004年12月31日，資金運用餘額為人民幣11,250億元，比年初增加人民幣2,870億元。

市場主體方面，國有保險公司股份制改革成果得到鞏固，國有保險公司的重組改制全面完成；全年市場競爭主體持續增多，獲准籌建的保險公司多達十幾家，創歷史之最。2004年12月11日，中國保險業根據世貿組織協議，進一步放寬對外資進入中國保險市場的限制，正式跨入中外保險企業全面同台競爭的時代。

業務回顧

2004年，集團各項業務穩健增長，累計實現業務收入人民幣632.51億元，其中，毛承保保費及保單費收入為人民幣600.49億元，總投資收入為人民幣64.88億元。產、壽險卓越工程改革成效逐步顯現，交叉銷售和新渠道業務增長強勁，壽險繼續率、產險綜合成本率等關鍵品質指標均處於健康水平；投資收入穩步增長，銀行等新業務的開展，養老險、健康險公司的開設均取得良好開端，這些都為平安未來發展打下了堅實的基礎。


中国平安



本集團於2004年形成了每季度召開風險管理委員會會議的機制，對公司經營面臨的各種風險進行量化分析和持續監測，定期檢討並加以改善；在國際化管理團隊建設方面得到進一步提高，並卓有成效地推進主管問責制，嚴格實施「競爭、激勵、淘汰」制度，提升了團隊整體活力、產能；資訊科技系統建設得到進一步加強，成功改造產、壽險業務系統，有效支持各項業務開展，而且成功完成了中國保險業首次「資訊科技災難快速恢復」演習，標誌著本公司資訊科技擁有了更有效保護客戶權益、公司信息管理資源的容災能力。

2004年，本集團斥巨資初步建成了全國後援中心，該中心將成為亞洲最大的金融後援中心之一，對長期提升集團業務品質與服務效率，實現國際領先標準起到強有力的支持作用。

市場概述

2004年也是中國金融保險業發展的新起點。

據中國國家統計局公佈的數字顯示，2004年，全國保費收入為人民幣4,318.13億元，同比增長11.3%；保險深度3.4%，保險密度人民幣332元，同比分別增長13.3%和10.7%；保險公司總資產在2004年年底達到人民幣11,850億元，比年初增加人民幣2,730億元。其中，財產險業務增長較快 ，達人民幣1,089.89億元，同比增長25.4%。國民經濟的平穩較快發展，尤其是汽車消費和固定資產投資的增長，拉動了財產險業務的快速發展。壽險業務平穩增長，保費收入人民幣3,228.25億元，同比增長7.2%。因保險公司主動調整業務結構和受升息等因素的影響，壽險業務增速有所放緩。





國際化標準 本土化優勢

2004年，中國國民經濟保持高速健康發展。國內生產總值增長率達到9.5%，創出人民幣136,520億元的新紀錄。市場需求隨著人民收入的提高不斷增大，為金融保險業的發展提供了越來越廣闊的空間。中國平安充分把握市場機會，憑藉「國際化標準、本土化優勢」，實現了業績穩健增長，集團化經營架構日趨完善，專業化水平逐步提升的目標。

2004年業績理想　進一步強化核心優勢

依靠所有平安同仁的辛勤奉獻與全體股東的鼎力支持，本集團盈利能力穩步提升，2004年度實現淨利潤人民幣31.16億元，同比增長34.3%；每股收益人民幣0.56元，平均淨資產回報率15.1%。截至2004年底，本集團總資產為人民幣2,644.96億元，淨資產人民幣282.53億元。

完善的企業管治結構、嚴格的風險管控機制、國際化的管理團隊、強大的資訊科技系統平臺以及覆蓋全國的銷售服務網絡，是中國平安的核心優勢。這些優勢是本集團賴以維持高速發展、高水準經營能力的核心競爭力要素。







2004年是中國平安保險(集團)股份有限公司(「平安」或「本公司」或「本集團」)跨入發展新紀元的嶄新起點，值得永久紀念。本年度，本集團順利達成極具挑戰性的戰略目標，在全球股市尚未復蘇的情況下，成功在香港聯交所發行H股股份，以全球發售方式集資約16.70億美元。於2004年12月31日，本集團市值已突破100億美元，成功跨入國際大型金融保險企業的行列。本公司相繼入選摩根。士丹利資本國際中國指數成份股及恒生中國企業指數成份股。

在2004年，本公司獲得了多項獎勵並得到社會認可，包括：

- 本公司獲《投資者關係》雜誌嘉許為「亞洲首次公開發售最佳投資者關係企業」及「中國首次公開發售最佳投資者關係企業」；
- 本公司獲《亞洲財經》嘉許為「2004年日本最佳非上市公開售股企業」；
- 本公司榮獲「2004年中國最佳企業公民」獎，該獎由21世紀報系及中歐工商管理學院聯合對管理層及中國企業的社會道德作出綜合評估後頒發；及
- 本公司膺選為「中國2004年最具生命力企業」之一，該獎由中華全國工商聯合會、中全聯企業發展研究中心及《中華工商時報》聯合舉辦。







收入 | 淨利潤 | 每股收益


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
41,834
58,748
66,623
63,251
2001
2002
2003
2004


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,952
2,017
2,320
3,116
2001
2002
2003
2004


0.8
0.6
0.4
0.2
0.0
0.66
0.45
0.47
0.56
2001
2002
2003
2004

資產 | 總負債 | 權益總額


300,000
250,000
200,000
150,000
100,000
50,000
0
108,714
162,596
206,044
264,496
2001
2002
2003
2004


30,000
25,000
20,000
15,000
10,000
5,000
0
103,342
150,796
192,755
235,812
2001
2002
2003
2004


30,000
25,000
20,000
15,000
10,000
5,000
0
5,270
11,687
12,952
28,253
2001
2002
2003
2004

	2001	2002	2003	**2004**
利潤表(人民幣百萬元)				
總收入	41,834	58,748	66,623	**63,251**
淨利潤	2,952	2,017	2,320	**3,116**
資產負債表(人民幣百萬元)				
總資產	108,714	162,596	206,044	**264,496**
總負債	103,342	150,796	192,755	**235,812**
權益總額	5,270	11,687	12,952	**28,253**
每一普通股(人民幣元)				
基本收益	0.66	0.45	0.47	**0.56**

財務摘要



中国平安
专业·价值 PING AN OF CHINA

目錄



地址　：中國廣東深圳市八卦三路平安大廈
電話　：+86-755-8226-2888
傳真　：+86-755-8243-1029
網址　：www.pingan.com.cn
電郵　：IR@paic.com.cn; PR@paic.com.cn

[redacted]

中国平安
专业 价值

二零零四年
年報

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

GENERAL MANDATE TO ISSUE SHARES, APPOINTMENT OF DIRECTORS, ADJUSTMENT TO THE INVESTMENT LIMITS OF THE BOARD, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC is set out on pages 10 to 15 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than June 3, 2005 (Friday) and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person if you so wish.

April 28, 2005

CONTENTS

In this document, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC
"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Board"	the board of Directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability and the H Shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Domestic Shares"	Shares which are subscribed for and or credited as paid up in Renminbi by PRC nationals and/or PRC corporate entities
"General Mandate"	a general mandate to issue Domestic Shares and H Shares representing up to the limit of 20% of each of the aggregate nominal values of the Domestic Shares and H Shares respectively in issue on the date of passing the related resolution
"Group"	the Company and the Subsidiaries
"H Shares"	overseas listed foreign Shares which are listed on the Stock Exchange, and subscribed for and traded in Hong Kong dollars
"HK$" and "HK cent(s)"	Hong Kong dollars and cent(s) respectively, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	April 21, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China, but for the purposes of this circular only, excludes Hong Kong, Macau and Taiwan
"RMB"	means Renminbi, the lawful currency of the People's Republic of China
"Share(s)"	means ordinary shares(s) of RMB1.00 each in the share capital of the Company
"Shareholders"	holders of Share(s)
"Subsidiary"	means a subsidiary within the meaning of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for the time being of the Company whether incorporated in Hong Kong or elsewhere
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi

Non-executive Directors:
Huang Jianping
Liu Haifeng David
Henry Cornell
Lin Yu Fen
Cheung Lee Wah
Anthony Philip Hope
Yip Dicky Peter
Lin Lijun
Fan Gang
Dou Wenwei
Shi Yuxin
Hu Aimin

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen
PRC

Principal place of business in Hong Kong:
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

April 28, 2005

To the Shareholders

Dear Sir or Madam,

**GENERAL MANDATE TO ISSUE SHARES,
APPOINTMENT OF DIRECTORS,
ADJUSTMENT TO THE INVESTMENT LIMITS OF THE BOARD,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING**

INTRODUCTION

The Company proposes to grant the General Mandate to the Directors to allot, issue and otherwise deal with additional Domestic Shares and H Shares and to appoint Mr. Chen Hongbo as a non-executive Director and Mr. Chow Wing Kin, Anthony as an independent non-executive Director of the Company respectively. Moreover, the Company proposes to amend its Articles of Association to reflect the share capital structure of the Company after completion of its global offering in June 2004, to be consistent with Appendix 14 to the Listing Rules and to increase the flexibility and efficiency in operation.

At the Annual General Meeting, among other things, (i) a special resolution will be proposed to approve the grant of the General Mandate to the Directors to enable them to allot, issue and otherwise deal with additional Domestic Shares and H Shares of the Company up to the limit of 20% of each of the aggregate nominal values of the Domestic Shares and H Shares of the Company respectively in issue on the date of passing such resolution to grant the General Mandate; (ii) ordinary resolutions will be proposed to approve the appointment of Mr. Chen Hongbo as a non-executive Director and Mr. Chow Wing Kin, Anthony as an independent non-executive Director of the Company respectively; (iii) an ordinary resolution will be proposed to adjust the investment limits of the Board; and (iv) a special resolution will be proposed to approve certain amendments to the Articles of Association.

The purpose of this document is to give you notice of Annual General Meeting and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the Annual General Meeting.

GENERAL MANDATE TO ISSUE SHARES

To increase the flexibility and efficiency in operation, the Company proposes to grant the General Mandate to the Directors to allot, issue and otherwise deal with additional Domestic Shares and H Shares of the Company up to the limit of 20% of each of the aggregate nominal values of the Domestic Shares and H Shares of the Company respectively in issue on the date of passing such resolution to grant the General Mandate. Any exercise of the power by the Directors under the General Mandate shall comply with the relevant requirements of the Listing Rules, the Articles of Association and the applicable laws and regulations of PRC. The Board has no present plan to issue new Shares pursuant to the General Mandate.

APPOINTMENT OF DIRECTORS

The Company proposes to appoint Mr. Chen Hongbo as a non-executive Director and Mr. Chow Wing Kin, Anthony as an independent non-executive Director of the Company. Details of Mr. Chen Hongbo and Mr. Chow Wing Kin, Anthony are set out in the Appendix to this circular.

ADJUSTMENT TO THE INVESTMENT LIMITS OF THE BOARD

The existing level of the investment limits of the Board are that (i) the Board is authorised to review and approve investments where the value of the investment amounts to 8% to 15% of the net assets value of the Group as shown in the latest annual audit accounts (the "Net Assets Value"); (ii) the Board committee is authorised to review and approve investments where the value of the investment amounts to 2.5% to 8% of the Net Assets Value; and (iii) the chairman of the Board is authorised to review and approve investments where the value of the investment is below 2.5% of the Net Assets Value. For consistency with the expansion of the Company's operation, the Company proposes to seek the shareholders' approval of adjustment to the existing level of the investment limits of the Board. If the adjustment is approved, the Board will be able to (i) review and approve investments where all the percentage ratios (as defined under the Listing Rules) for classification of the relevant transaction are less than 25%, subject always to the relevant requirements of the Listing Rules, the Articles of Association and the applicable laws and regulations of the PRC; and (ii) authorise Board committees or the chairman of the Board to exercise such power mentioned above.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A special resolution will be proposed to approve the following amendments to the Articles of Association:

– To extend the business scope of the Company, two sub-paragraphs will be added at the end of Article 14 of the Articles of Association as follows with the proposed amendments underlined for reference:

(a) Article 14

"The business scope of the Company shall be in accordance with the items approved by the agency with which the Company is registered.

The business scope of the Company shall include:

(1) investment in insurance enterprises;

(2) supervising and managing various types of domestic and international businesses of the subsidiaries;

(3) application of insurance funds;

(4) approved domestic and international insurance businesses;

(5) other businesses approved by China Insurance Regulatory Commission and the relevant governmental authorities."

– To reflect the share capital structure of the Company after completion of its global offering in June 2004, each of Articles 19, 20 and 23 of the Articles of Association will be deleted in its entirety and replaced with the following respectively:

(b) Article 19

"Following the approval by the authority in charge of companies authorized by the State Council, the total amount of ordinary shares that the Company can issue are 6,195,053,334 shares. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares of the Company in issue. 72,955,249 shares of the promoter shares were converted into H shares as a result of the disposal of the state-owned shares at the time of initial overseas offering and listing of H shares on June 24, 2004"

(c) Article 20

"After the issue, the composition of the Company's share capital shall be: 6,195,053,334 shares, comprising 3,636,409,636 domestic shares representing 58.70% of the total number of ordinary shares in issue and 2,558,643,698 H shares (including 1,170,751,698 H shares converted from foreign shares) representing 41.30% of the total number of ordinary shares of the Company in issue."

(d) Article 23

"The registered capital of the Company is RMB6,195,053,334."

- To increase the flexibility in operation, Article 111, which is the provision of the Articles of Association in relation to the composition of the Board, will be deleted in its entirety and replaced with the following:

(e) Article 111

"The Company shall establish a Board of Directors. The Board of Directors shall be composed of five to nineteen directors, which shall include the chairman of the board and one or two vice chairmen of the board, and include at least two executive directors and at least three independent directors."

- To be consistent with Appendix 14 (Code of Corporate Governance Practices) to the Listing Rules, the first paragraph of each of Articles 119 and 120 will be amended as follows with the proposed amendments underlined for reference:

(f) Article 119

"Regular meetings of the Board of Directors shall be held at least four times per year. Meetings of the Board of Directors shall be convened by the chairman of the Board by giving a notice to all Directors 14 days before the meetings are held."

(g) Article 120

"The Board of Directors may hold extraordinary meeting of the board by way of resolving by means of communications. Notice of the meeting may not be restricted by the requirement of 14 days' prior notice provided that the notice is effectually delivered to the directors on time."

- To be consistent with the provisions in Chapter 14 (Notifiable Transactions) and Chapter 14A (Connected Transactions) of the Listing Rules, Chapter 15 of the Articles of Association, which comprises Articles 177 and 178 will be deleted in its entirety.

- To increase the flexibility and efficiency in operation, a new Article 192 will be added after the existing Article 191 to authorize the Directors to distribute interim dividends and the article numbers of the existing articles and the references to such article numbers in the Articles of Association will be adjusted accordingly:

  (h) new Article 192

  "Unless otherwise resolved at the shareholders' meetings, the Directors are authorized by the shareholders' meeting to distribute interim dividend. Unless otherwise regulated by laws and regulations, the amount of interim dividend shall not be more than 50% of the distributable profit in the interim profit and loss account of the Company."

The full text of the above proposed amendments to the Articles of Association is contained in the notice of Annual General Meeting set out on pages 10 to 15 of this circular. Such proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the Annual General Meeting.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, is set out on pages 10 to 15 of this circular.

In order to determine the list of Shareholders who are entitled to attend the Annual General Meeting of the Company and to receive the final dividend for the year ended December 31, 2004, the registers of members will be closed from Tuesday, May 24, 2005 to Thursday, June 23, 2005, both days inclusive, during which period no transfer of Shares will be effected. Holders of the Company's H Shares and Domestic Shares whose names appear on the registers of members on Thursday, June 23, 2005 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Monday, May 23, 2005. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2004 is expected to be paid on or before June 30, 2005 to the Shareholders whose names appear on the registers of members of the Company on Thursday, June 23, 2005.

A form of proxy for use at the Annual General Meeting is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than June 3, 2005 (Friday) and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person if you so wish.

PROCEDURE FOR DEMANDING A POLL AT THE ANNUAL GENERAL MEETING

According to the Articles of Association, a resolution will be determined on a show of hands unless before or after any vote on a show of hands, a poll is demanded. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two Shareholders entitled to vote, present in person or by proxy; or (iii) by one or more Shareholders present in person or by proxy representing more than 10% of all Shares carrying the voting rights at the meeting.

RECOMMENDATION

The Directors believe that (i) the special resolution in relation to the proposed grant of the General Mandate; (ii) the ordinary resolutions in relation to the proposed appointment of Mr. Chen Hongbo as a non-executive Director and Mr. Chow Wing Kin, Anthony as an independent non-executive Director of the Company respectively; (iii) the ordinary resolution in relation to the proposed adjustment to the investment limits of the Board; and (iv) the special resolution in relation to the proposed amendments to the Articles of Association, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all the Shareholders should vote in favour of the relevant resolutions to be proposed at the Annual General Meeting as set out in the notice of Annual General Meeting.

By Order of the Board
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman

The following are the particulars of the Directors proposed to be appointed at the Annual General Meeting:

Mr. Chen Hongbo (陳洪博), aged 53, is the chairman and the Secretary of the Party Committee of Shenzhen Investment Holdings Co., Ltd. since September 2004. Mr. Chen was the deputy director of Shenzhen State-owned Assets Supervision and Administration Commission (深圳市國有資產監督管理委員會) from June 2004 to September 2004 and the assistant director, the deputy general director of the Economic System Reform Office of Shenzhen Municipal Government (深圳市人民政府經濟體制改革辦公室) from December 1992 to June 2004. Mr. Chen graduated from Huazhong Normal University (華中師範大學) with a master degree in political economy.

The Company proposes to appoint Mr. Chen as a non-executive Director to hold the office until the expiry of the term of the current Board. Mr. Chen does not have any relationship with the other Directors, senior management or substantial or controlling Shareholders of the Company and does not hold any other position within the Company or the Group. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chow Wing Kin, Anthony (周永健), SBS, JP, aged 54, has been practicing as a solicitor in Hong Kong for the past 24 years and is a partner in the law firm, Peter C. Wong, Chow & Chow. Mr. Chow is the Vice Chairman of Estate Agents Authority. He is a Member of the Law Reform Commission of Hong Kong and is also a Council Member of the Hong Kong Institute of Education. He was appointed as a Member of National Committee of the Chinese People's Political Consultative Conference in January 2003 and also presently serves as a Steward of the Hong Kong Jockey Club. Mr. Chow is a non-executive director of Kingmaker Footwear Holdings Limited and an independent non-executive director of Fountain Set Holdings Limited, which are listed companies in Hong Kong.

The Company proposes to appoint Mr. Chow as an independent non-executive Director to hold the office until the expiry of the term of the current Board. The amount of the proposed director's fee of RMB300,000 to Mr. Chow is determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Chow does not have any relationship with the other Directors, senior management or substantial or controlling Shareholders of the Company and does not hold any other position within the Company or the Group. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2004.

2. To consider and approve the report of the supervisory committee of the Company for the year ended December 31, 2004.

3. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2004.

4. To consider and approve the profit distribution plan and the recommendation for dividend for the year ended December 31, 2004.

5. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

6. To consider and approve the appointment of Mr. Chen Hongbo (陳洪博) as a non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.

7. To consider and approve the appointment of Mr. Chow Wing Kin, Anthony (周永健) as an independent non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.

8. To consider and approve the increase of the annual independent non-executive directors' fees from RMB60,000 to RMB150,000 for each domestic independent non-executive director of the Company and from RMB200,000 to RMB300,000 for each foreign independent non-executive director of the Company.

9. To consider and approve the increase of the annual independent supervisors' fees from RMB40,000 to RMB60,000 for each independent supervisor of the Company and from RMB200,000 to RMB250,000 for the independent supervisor of the Company who also holds the office of the chairman of the supervisory committee of the Company.

10. To consider and approve the adjustment to the investment limits of the Board of Directors.

AS SPECIAL RESOLUTIONS

11. To give a general mandate to the Board of Directors to issue, allot and deal with additional Domestic Shares not exceeding 20% of the Domestic Shares of the Company in issue and additional H Shares not exceeding 20% of the H Shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"THAT

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited , the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional domestic shares and H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) each of the aggregate nominal amounts of domestic shares and H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of each of the aggregate nominal amounts of domestic shares and H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

12. To consider and approve the amendments to the Articles of Association of the Company:

"**THAT** the existing Articles of Association of the Company be amended as follows:

(1) Two sub-paragraphs be added at the end of the existing Article 14 as follows with the proposed amendments underlined for reference:

14 The business scope of the Company shall be in accordance with the items approved by the agency with which the Company is registered.

The business scope of the Company shall include:

(1) investment in insurance enterprises;

(2) supervising and managing various types of domestic and international businesses of the subsidiaries;

(3) application of insurance funds;

(4) approved domestic and international insurance businesses;

(5) other businesses approved by China Insurance Regulatory Commission and the relevant governmental authorities.

(2) Existing Article 19 of the Articles of Association be deleted in its entirety and replaced with the following:

19 Following the approval by the authority in charge of companies authorized by the State Council, the total amount of ordinary shares that the Company can issue are 6,195,053,334 shares. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares of the Company in issue. 72,955,249 shares of the promoter shares were converted into H shares as a result of the disposal of the state-owned shares at the time of initial overseas offering and listing of H shares on June 24, 2004.

(3) Existing Article 20 of the Articles of Association be deleted in its entirety and replaced with the following:

20 After the issue, the composition of the Company's share capital shall be: 6,195,053,334 shares, comprising 3,636,409,636 domestic shares representing 58.70% of the total number of ordinary shares in issue and 2,558,643,698 H shares (including 1,170,751,698 H shares converted from foreign shares) representing 41.30% of the total number of ordinary shares of the Company in issue.

(4) Existing Article 23 of the Articles of Association be deleted in its entirety and replaced with the following:

23 The registered capital of the Company is RMB6,195,053,334.

(5) Existing Article 111 of the Articles of Association be deleted in its entirety and replaced with the following:

111 The Company shall establish a Board of Directors. The Board of Directors shall be composed of five to nineteen directors, which shall include the chairman of the board and one or two vice chairmen of the board, and include at least two executive directors and at least three independent directors.

(6) The first paragraph of existing Article 119 of the Articles of Association be amended as follows with the proposed amendments underlined for reference:

119 Regular meetings of the Board of Directors shall be held at least four times per year. Meetings of the Board of Directors shall be convened by the chairman of the board by giving a notice to all directors 14 days before the meetings are held.

(7) The first paragraph of existing Article 120 of the Articles of Association be amended as follows with the proposed amendments underlined for reference:

120 The Board of Directors may hold extraordinary meeting of the board by way of resolving by means of communications. Notice of the meeting may not be restricted by the requirement of 14 days' prior notice provided that the notice is effectually delivered to the directors on time.

(8) Chapter 15 of the Articles of Association comprising the existing Articles 177 and 178 be deleted in its entirety.

(9) The following new Article 192 be added after the existing Article 191 of the Articles of Association and the article numbers of the Articles and the references to such article numbers in the Articles of Association be adjusted accordingly:

192 Unless otherwise resolved at the shareholders' meetings, the Directors are authorized by the shareholders' meeting to distribute interim dividend. Unless otherwise regulated by laws and regulations, the amount of interim dividend shall not be more than 50% of the distributable profit in the interim profit and loss account of the Company."

By order of the Board of Directors
Ma Mingzhe
Chairman

Shenzhen, PRC
April 28, 2005

As at the date of this notice, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Yip Dicky Peter, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined on a show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy representing more than 10% of all shares carrying the voting rights at the meeting.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2004, the registers of members will be closed from Tuesday, May 24, 2005 to Thursday, June 23, 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, June 23, 2005 are entitled to attend the meeting. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Monday, May 23, 2005. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2004 is expected to be paid on or before June 30, 2005 to the shareholders whose names appear on the registers of members of the Company on Thursday, June 23, 2005.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, June 3, 2005 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029).The contact persons are JIANG Ning (江寧) (Tel: (86 755) 8226 2888 ext. 3210) and DA Kai (笪愷) (Tel: (86 755) 8226 2888 ext. 3388). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce their identity documents.

8. A circular containing, inter alia, details of the proposed amendments to the Articles of Association and notice of annual general meeting will be dispatched to the shareholders on Thursday, April 28, 2005. The information of Mr. Chen Hongbo and Mr. Chow Wing Kin, Anthony regarding the proposed resolutions 6 and 7 is also included in the circular. Concerning the proposed resolution 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

2. 為釐定有權出席股東週年大會及收取截至2004年12月31日止年度末期股息之股東名單，本公司將於2005年5月24日（星期二）至2005年6月23日（星期四）（包括首尾兩天）暫停辦理股份過戶登記手續。凡於2005年6月23日（星期四）名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲收取末期股息及出席股東大會而尚未登記過戶文件，須於2005年5月23日（星期一）下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。截至2004年12月31日止年度末期股息預期將於2005年6月30日或之前派付予於2005年6月23日（星期四）名列本公司股東名冊之股東。

3. 有權出席是次股東大會及於會上投票之股東，均可委任一位或多位人士代表其出席及投票。受委任代理人毋需為本公司股東。

4. 股東須以書面形式委任代理人，委任文件須由股東簽署或由其以書面形式授權之代理人簽署。倘股東為法人，委任文件須加蓋法人公章或由其董事或正式授權之代理人簽署。倘代理人委任表格由股東之代理人簽署，則授權該代理人簽署代理人委任表格之授權書或其他授權文件必須經過公證。

5. 內資股持有人最遲須於是次股東大會或其續會（視乎情況而定）指定舉行時間24小時前將代理人委任表格連同授權書或其他授權文件（如有）送達本公司董事會秘書處，方為有效。H股持有人必須將上述文件於同一期限內送達本公司之H股股份過戶登記處，方為有效。填妥及交回代理人委任表格後，股東屆時仍可親身出席是次股東大會，並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

6. 擬親身或委任代理人出席是次股東大會之股東應於2005年6月3日（星期五）或該日之前，將回條以專人送遞、郵寄或傳真方式遞交予本公司於中國或香港之主要營業地點。本公司在中國的主要營業地點位於中國廣東深圳市八卦三路平安大廈（電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029）。聯繫人為江寧（電話：(86 755) 8226 2888內線3210）及笪愷（電話：(86 755) 8226 2888內線3388）。本公司在香港的主要營業地點位於香港灣仔告士打道108號大新金融中心11樓（電話：(852) 2827 1883，傳真：(852) 2802 0018）。

7. 是次股東週年大會預料需時半日。股東（親身或其委任代理人）出席是次股東大會之交通和食宿費用自理。股東或其代理人出席是次股東大會時須出示身份證明文件。

8. 一份載有（其中包括）建議修訂公司章程詳情及股東週年大會通告之通函將於2005年4月28日（星期四）寄發予各股東。第6及第7項建議決議案關於陳洪博先生及周永健先生之資料也載於通函內。關於第11項之建議決議案，向股東尋求批准該授權旨在確保本公司在有需要時，董事得以靈活地酌情發行新股份；惟董事現時並無計劃根據該項授權發行任何新股份。

(7) 公司章程現有第一百二十條第一段予以修訂如下，加有底線的擬議修訂本供作參考：

第一百二十條　董事會召開臨時董事會會議可以通訊表決方式進行，通知時限可以不受提前十四日的限制，但必須保證通知及時有效地送達董事。

(8) 刪除公司章程現有第十五章，該章包括第一百七十七條和第一百七十八條。

(9) 在公司章程現有第一百九十一條後加入下列新增第一百九十二條，而章程條款之序號及公司章程對有關條號之提述須作相應調整：

第一百九十二條　除非股東大會另有決議，股東大會授權董事會可分配中期股利。除非法律、法規另有規定，中期股利的數額不應超過本公司中期利潤表可分配利潤額的50%。」

承董事會命
董事長
馬明哲

中國深圳，2005年4月28日

於本通告日期，本公司之執行董事為馬明哲及孫建一，非執行董事為黃建平、劉海峰、Henry Cornell，林友鋒、張利華、Anthony Philip Hope、葉迪奇、林麗君、樊剛、竇文偉、石聿新及胡愛民，獨立非執行董事為鮑友德、鄺志強及張永鋭。

附註：

1. 根據本公司之公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

(4) 經批准開展國內、國際保險業務；

(5) 經中國保險監督管理委員會及國家有關部門批准的其他業務。

(2) 刪除公司章程現有第十九條全文，並以下文取代：

第十九條 經國務院授權的公司審批部門批准，公司已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股。

(3) 刪除公司章程現有第二十條全文，並以下文取代：

第二十條 發行後公司的股本結構為：6,195,053,334股，其中內資股為3,636,409,636股，佔公司已發行普通股總數的58.70%，H股為2,558,643,698股（含由外資法人股所轉換成的H股股份1,170,751,698股），佔公司已發行普通股總數的41.30%。

(4) 刪除公司章程現有第二十三條全文，並以下文取代：

第二十三條 公司的註冊資本為人民幣6,195,053,334元。

(5) 刪除公司章程現有第一百一十一條全文，並以下文取代：

第一百一十一條 公司設董事會，董事會由五至十九名董事組成，其中設董事長一人，副董事長一至二人，執行董事不少於二人，獨立董事不少於三人。

(6) 公司章程現有第一百一十九條第一段予以修訂如下，加有底線的擬議修訂本供作參考：

第一百一十九條 董事會每年至少召開四次定期會議，由董事長召集，於會議召開十四日以前書面通知全體董事。

(d) 就本決議案而言：

「有關期間」指由通過本決議案起至下列最早時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 按本公司公司章程或其他適用法例規定本公司須召開下屆股東週年大會之期限屆滿；或

(iii) 本公司股東大會通過特別決議案撤銷或更改根據本決議案給予的授權。

「供股」指於董事所釐定的一段期間向於指定記錄日期名列股東名冊的股份持有人，按彼等當時持有該等股份之比例公開提呈股份發售之建議（惟就零碎股權或者香港以外地區之任何法律限制或責任，或任何認可監管機構或證券交易所之規定，董事可於必要或權宜時取消若干股份持有人在此方面之權利或作出其他安排），而以供股形式進行之售股建議、配發或發行股份應據此予以詮釋。

(B) 授權董事會對本公司公司章程作出其認為合適的相應修訂，以反映本決議案第(A)段第(a)分段規定配發或發行股份後的新股本結構。」

12. 審議及批准對本公司章程作出修訂：

「**動議**修訂現有本公司章程如下：

(1) 在公司章程現有第十四條末新增兩分段，並在建議修訂處加底線以供參閱：

第十四條 公司的經營範圍以公司登記機關核准的項目為準。

公司的經營範圍為：

(1) 投資保險企業；

(2) 監督管理控股投資企業的各種國內、國際業務；

(3) 開展保險資金運用業務；

9. 審議及批准將本公司每位外部監事的年度監事袍金由人民幣40,000元調升至人民幣60,000元及擔任本公司監事會主席職務之本公司外部監事之年度袍金由人民幣200,000元調升至人民幣250,000元。

10. 審議及批准調整董事會之投資權限。

作為特別決議案

11. 授予董事會一般授權，以發行、配發及處理不超過本公司已發行內資股20%及已發行H股20%之新增內資股及新增H股，並授權董事會對公司章程作出其認為適當之相應修訂，以反映配發或發行股份後之新股本架構：

「**動議**

(A) (a) 在第(c)段以及根據香港聯合交易所有限公司證券上市規則有關規定、本公司公司章程及中華人民共和國適用法律和法規的規限下，謹此一般及無條件批准董事會於有關期間內行使本公司一切權力以單獨或同時配發、發行及處理本公司新增內資股及H股，並作出或授予可能須行使該等權力之售股建議、協議、購股權及交換或轉換股份的權利；

(b) 第(a)段的批准應授權董事會於有關期間作出或授出可能於有關期間屆滿後，行使該等權力之售股建議、協議、購股權及交換或轉換股份之權利；

(c) 董事會按照第(a)段授予的批准以予配發、發行及處理或同意有條件地或無條件地予以配發、發行及處理(不論是否按照購股權或因其他原因進行者)的內資股及H股的總面值各自不應超過本決議案通過日期本公司已發行內資股及H股的總面值各自的20%，惟按照(i)供股或(ii)根據公司章程任何代替本公司全部或部份股息的以股代息或類似的配發股份的安排則作別論；及

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

茲通告中國平安保險(集團)股份有限公司(「本公司」)謹訂於2005年6月23日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行股東週年大會，藉以審議及酌情通過下列決議案：

作為普通決議案

1. 審議及批准截至2004年12月31日止年度之本公司董事會(「董事會」)報告。

2. 審議及批准截至2004年12月31日止年度之本公司監事會報告。

3. 審議及批准截至2004年12月31日止年度之核數師報告及本公司經審核財務報表。

4. 審議及批准截至2004年12月31日止年度之利潤分配方案及宣派末期股息。

5. 審議及批准續聘安永華明會計師事務所為本公司中國核數師及安永會計師事務所為本公司國際核數師，任期直至下屆股東週年大會屆滿時止，及授權董事會釐定其酬金。

6. 審議及批准委任陳洪博先生為本公司非執行董事，即時生效，任期至本屆董事會任期屆滿時止。

7. 審議及批准委任周永健先生為本公司獨立非執行董事，即時生效，任期至本屆董事會任期屆滿時止。

8. 審議及批准將本公司每位國內獨立非執行董事之年度董事袍金由人民幣60,000元調升至人民幣150,000元及本公司每位海外獨立非執行董事之年度董事袍金由人民幣200,000元調升至人民幣300,000元。

以下為於股東週年大會獲提名委任之董事履歷：

陳洪博先生，53歲，自2004年9月起出任深圳市投資控股有限公司董事長兼黨委書記。陳先生於2004年6月至2004年9月出任深圳市國有資產監督管理委員會副主任及於1992年12月至2004年6月出任深圳市人民政府經濟體制改革辦公室主任助理、副主任。陳先生畢業於華中師範大學，並取得政治經濟學碩士學位。

本公司提名陳先生出任非執行董事直至現任董事會任期屆滿為止。陳先生與本公司其他董事、高級管理層或主要或控股股東概無任何關連，亦無於本公司或本集團出任任何其他職務。於最後實際可行日期，彼並無於本公司股份中擁有任何根據證券及期貨條例第XV部定義之權益。

周永健先生(銀紫荊星章，太平紳士)，54歲，作為事務律師在香港執業已逾24年，現為王澤長•周淑嫻•周永健律師行之合夥人。周先生為地產代理監管局副主席。彼為香港法律改革委員會委員及香港教育學院校董。於2003年1月，彼獲委任為中國人民政治協商會議全國委員會委員，彼現時亦為香港賽馬會董事。周先生為信星鞋業集團有限公司之非執行董事及福田實業(集團)有限公司之獨立非執行董事，該兩家公司均為香港上市公司。

本公司提名周先生出任獨立非執行董事直至現任董事會任期屆滿為止。周先生之建議董事袍金人民幣300,000元乃經董事會參考現行市場環境及彼於本公司之職務及責任而釐訂。周先生與本公司其他董事、高級管理層或主要或控股股東概無任何關連，亦無於本公司或本集團出任任何其他職務。於最後實際可行日期，彼並無於本公司股份中擁有任何根據證券及期貨條例第XV部定義之權益。

於股東週年大會上要求按股數投票方式表決之程序

根據公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

推薦意見

董事相信，(i)有關建議授出一般授權之特別決議案；(ii)有關分別提名陳洪博先生為本公司非執行董事及周永健先生為本公司獨立非執行董事之普通決議案；(iii)有關建議調整董事會投資權限之普通決議案；及(iv)有關建議修訂公司章程之特別決議案均符合本公司及全體股東之最佳利益。因此，董事建議股東在股東週年大會上投票贊成股東週年大會通告所載將予提呈之有關決議案。

此致

列位股東 台照

承董事會命
中國平安保險(集團)股份有限公司
董事長
馬明哲
謹啟

2005年4月28日

— 為增強經營靈活性及效率，將於現有公司章程第一百九十一條後加入下列新增第一百九十二條以授權董事派發中期股息，而章程條款之序號及公司章程對有關條號之提述須作相應調整：

(h) 新增第一百九十二條

「除非股東大會另有決議，股東大會授權董事會可分配中期股利。除非法律、法規另有規定，中期股利的數額不應超過本公司中期利潤表可分配利潤額的50%。」

以上建議修訂公司章程之全文載於本通函第10至15頁股東週年大會通告。該等公司章程之建議修訂須待股東於股東週年大會上以特別決議案通過。

股東週年大會

有關於2005年6月23日（星期四）上午十時正假座中國深圳市八卦三路平安大廈六樓舉行股東週年大會之通告載於本通函第10至15頁。

為釐定有權出席股東週年大會及收取截至2004年12月31日止年度末期股息之股東名單，本公司將於2005年5月24日（星期二）至2005年6月23日（星期四）（包括首尾兩天）暫停辦理股份過戶登記手續。凡於2005年6月23日（星期四）名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲收取末期股息及出席股東大會而尚未登記過戶文件，須於2005年5月23日（星期一）下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港皇后大道東183號合和中心17樓1712-1716室。截至2004年12月31日止年度之末期股息預期將於2005年6月30日或之前派付予於2005年6月23日（星期四）名列本公司股東名冊之股東。

隨函附奉股東週年大會適用之代表委任表格，該表格亦已刊登於聯交所網站(www.hkex.com.hk)。無論 閣下會否出席股東週年大會，務請 閣下(i)按照隨附之回條上印列之指示將之填妥，並於2005年6月3日（星期五）或之前交回及(ii)按照隨附之代表委任表格上印列之指示將之填妥，並於股東週年大會或其任何續會（視情況而定）指定舉行時間24小時前交回。填妥及交回代理人委任表格後， 閣下屆時仍可親身出席是次股東大會，並於會上投票。

(c) 第二十條

「發行後公司的股本結構為：6,195,053,334股，其中內資股為3,636,409,636股，佔公司已發行普通股總數的58.70%，H股為2,558,643,698股(含由外資法人股所轉換成的H股股份1,170,751,698股)，佔公司已發行普通股總數的41.30%。」

(d) 第二十三條

「公司的註冊資本為人民幣6,195,053,334元。」

— 為增強操作靈活性，將刪除公司章程第一百一十一條(有關董事會組成之規定)全文及以下文取代：

(e) 第一百一十一條

「公司設董事會，董事會由五至十九名董事組成，其中設董事長一人，副董事長一至二人，執行董事不少於二人，獨立董事不少於三人。」

— 為符合上市規則附錄十四(企業管治常規守則)，公司章程第一百一十九及一百二十條將修訂如下，並在建議修訂處加上底線以供參考：

(f) 第一百一十九條

「董事會每年至少召開<u>四次定期</u>會議，由董事長召集，於會議召開<u>十四</u>日以前書面通知全體董事。」

(g) 第一百二十條

「董事會召開臨時董事會會議可以通訊表決方式進行，通知時限可以不受提前<u>十四日</u>的限制，但必須保證通知及時有效地送達董事。」

— 為符合上市規則第十四章(須予公佈交易)及第十四A章(關連交易)之規定，將刪除公司章程第十五章(包括公司章程第一百七十七及一百七十八條)全文。

整獲批准，董事會將可(i)審議及批准所有有關交易類別百分比比率(定義見上市規則)少於25%之投資，惟必須受限於上市規則、公司章程及中國適用法例及法規之有關規定；及(ii)授權董事小組或董事長行使上述權力。

修訂公司章程

將提呈特別決議案通過對公司章程作出以下修訂：

– 為擴展本公司業務範疇，在公司章程現有第十四條末新增兩分段，並在建議修訂處加底線以供參閱：

(a) 第十四條

「公司的經營範圍以公司登記機關核准的項目為準。

公司的經營範圍為：

(1) 投資保險企業；

(2) 監督管理控股投資企業的各種國內、國際業務；

(3) 開展保險資金運用業務；

(4) 經批准開展國內、國際保險業務；

(5) 經中國保險監督管理委員會及國家有關部門批准的其他業務。」

– 為反映本公司於2004年6月完成全球發售後之股本結構，將刪除公司章程第十九、二十及二十三條全文及分別以下文取代：

(b) 第十九條

「經國務院授權的公司審批部門批准，公司已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股。」

事。此外，本公司建議修訂公司章程，以反映本公司於2004年6月完成全球發售後之股本結構、符合上市規則附錄十四及增強經營靈活性及效率。

於股東週年大會上(其中包括)，(i)將提呈通過特別決議案，向董事會授出一般授權，以配發、發行及處理本公司額外內資股及H股，限額為授出一般授權決議案獲通過當日本公司已分別發行之內資股及H股各自之總面值最多20%；(ii)將提呈普通決議案，通過分別委任陳洪博先生為本公司非執行董事及周永健先生為本公司獨立非執行董事；(iii)將提呈普通決議案調整董事會投資權限；及(iv)將提呈特別決議案，通過公司章程之若干修訂。

本文件之目的為向　閣下提交股東週年大會通告及向　閣下提供所有合理所需之資料，使　閣下可於股東週年大會上就投票贊成或反對提呈決議案作出知情決定。

發行股份之一般授權

為增強經營靈活性及效率，本公司建議向董事會授出一般授權，以發行、配發及處理本公司額外內資股及H股，限額為於授出一般授權決議案獲通過當日本公司已分別發行之內資股及H股各自之總面值最多20%。任何董事根據一般授權行使權力，均須遵照上市規則、公司章程及中國適用法例及法規之有關規定。董事會現時並無計劃根據一般授權發行新股份。

委任董事

本公司建議委任陳洪博先生為本公司非執行董事及周永健先生為本公司獨立非執行董事。陳洪博先生及周永健先生之履歷載於本通函附錄。

調整董事會之投資權限

董事會投資權限之現時水平是：(i)董事會有權審議及批准投資價值款額介乎最近期年度經審核賬目所示之本集團資產淨值(「資產淨值」) 8%至15%之投資項目；(ii)董事小組有權審議及批准投資價值款額介乎資產淨值2.5%至8%之投資項目；及(iii)董事長有權審議及批准投資價值款額在資產淨值2.5%以下之投資項目。為符合本公司擴大經營，本公司建議尋求股東批准調整董事會投資權限之現時水平。倘調

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

執行董事：
馬明哲
孫建一

非執行董事：
黃建平
劉海峰
Henry Cornell
林友鋒
張利華
Anthony Philip Hope
葉迪奇
林麗君
樊剛
竇文偉
石聿新
胡愛民

獨立非執行董事：
鮑友德
鄺志強
張永鋭

註冊地址：
中國
深圳市
八卦三路
平安大廈

香港主要營業地點：
香港
灣仔
告士打道108號
大新金融中心11樓

敬啟者：

發行股份之一般授權、
委任董事、
調整董事會之投資權限、
修訂公司章程
及
股東週年大會通告

緒言

本公司建議授予董事會一般授權，以發行、配發及處理額外內資股及H股，以及分別委任陳洪博先生為本公司非執行董事及周永健先生為本公司獨立非執行董

「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國，僅就本通函而言，不包括香港、澳門及台灣
「人民幣」	指	人民幣，中華人民共和國法定貨幣
「股份」	指	本公司股本中每股面值人民幣1.00元之普通股
「股東」	指	股份持有人
「附屬公司」	指	現時根據公司條例(香港法例第三十二章)定義之本公司附屬公司，無論於香港或其他地方註冊成立
「聯交所」	指	香港聯合交易所有限公司

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	於2005年6月23日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行之本公司股東週年大會
「公司章程」	指	本公司不時修訂、修改或增補之公司章程
「董事會」	指	本公司董事會
「本公司」	指	中國平安保險(集團)股份有限公司，於中國正式註冊成立之股份有限公司，其H股於聯交所上市
「董事」	指	本公司董事
「內資股」	指	由中國公民及／或中國公司實體以人民幣認購及／或繳足入賬之股份
「一般授權」	指	發行內資股及H股之一般授權，限額為有關決議案獲通過當日已分別發行之內資股及H股各自之總面值最多20%
「本集團」	指	本公司及其附屬公司
「H股」	指	海外上市外資股，於聯交所上市，以港元認購及交易
「港元」及「港仙」	分別指	港元及港仙，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	2005年4月21日，於印刷本通函前確定本通函所載若干資料之最後實際可行日期

目　錄

閣下如對本通函任何方面或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中國平安保險（集團）股份有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函（本公司各董事願共同及個別地對此負全責）遵照香港聯合交易所有限公司證券上市規則之規定載有有關本公司之資料。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

（股份代號：2318）

發行股份之一般授權、
委任董事、
調整董事會之投資權限、
修訂公司章程
及
股東週年大會通告

股東週年大會謹訂於2005年6月23日（星期四）上午十時正假座中國深圳市八卦三路平安大廈六樓舉行。大會通告載於本通函第10至15頁。

股東週年大會適用之代表委任表格隨附於本通函，並登載於聯交所網站(www.hkex.com.hk)。無論　閣下能否出席股東週年大會，務請(i)按照隨附之回條上印列之指示填妥回條，並於2005年6月3日（星期五）之前交回及(ii)按照隨附之代表委任表格上印列之指示填妥代表委任表格，並於股東週年大會或其任何續會（視情況而定）指定舉行時間二十四小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席大會，並於會上投票。

2005年4月28日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Annual General Meeting to be held on June 23, 2005

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ domestic shares/H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3) or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2004.		
2.	To consider and approve the report of the supervisory committee of the Company for the year ended December 31, 2004.		
3.	To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2004.		
4.	To consider and approve the profit distribution plan and the recommendation for dividend for the year ended December 31, 2004.		
5.	To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.		
6.	To consider and approve the appointment of Mr. Chen Hongbo (陳洪博) as a non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.		
7.	To consider and approve the appointment of Mr. Chow Wing Kin, Anthony (周永健) as an independent non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.		
8.	To consider and approve the increase of the annual independent non-executive directors' fees from RMB60,000 to RMB150,000 for each domestic independent non-executive director of the Company and from RMB200,000 to RMB300,000 for each foreign independent non-executive director of the Company.		
9.	To consider and approve the increase of the annual independent supervisors' fees from RMB40,000 to RMB60,000 for each independent supervisor of the Company and from RMB200,000 to RMB250,000 for the independent supervisor of the Company who also holds the office of the chairman of the supervisory committee of the Company.		
10.	To consider and approve the adjustment to the investment limits of the Board of Directors.		
	SPECIAL RESOLUTIONS		
11.	To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.		
12.	To consider and approve the amendments to the Articles of Association of the Company.		

Date: ______________________________ 2005

Signature(s) (Note 5): ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (domestic shares or H shares) to which the proxy does not relate.
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.
6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

中国平安
专业·价值 PING AN OF CHINA

中國平安保險(集團)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

將於2005年6月23日舉行之股東週年大會 適用之代表委任表格

本人／吾等(附註1)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

為中國平安保險（集團）股份有限公司（「本公司」）股本中每股面值人民幣1.00元之內資股／H股＿＿＿＿＿＿股(附註2)之登記持有人，**茲委任大會主席**(附註3)或＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

為本人／吾等之代表，代表本人／吾等出席本公司將於2005年6月23日（星期四）上午十時正假座中國深圳市八卦三路平安大廈六樓舉行之股東週年大會（「大會」）及其任何續會，以審議並酌情通過召開大會通告所載之決議案，並於大會及其任何續會上代表本人／吾等及以本人／吾等之名義依照下列指示(附註4)就該等決議案投票。

	普通決議案	贊成(附註4)	反對(附註4)
1.	審議及批准截至2004年12月31日止年度之本公司董事會（「董事會」）報告。		
2.	審議及批准截至2004年12月31日止年度之本公司監事會報告。		
3.	審議及批准截至2004年12月31日止年度之核數師報告及本公司經審核財務報表。		
4.	審議及批准截至2004年12月31日止年度之利潤分配方案及宣派末期股息。		
5.	審議及批准續聘安永華明會計師事務所為本公司中國核數師及安永會計師事務所為本公司國際核數師，任期直至下屆股東週年大會屆滿時止，及授權董事會釐定其酬金。		
6.	審議及批准委任陳洪博先生為本公司非執行董事，即時生效，任期至本屆董事會任期屆滿時止。		
7.	審議及批准委任周永健先生為本公司獨立非執行董事，即時生效，任期至本屆董事會任期屆滿時止。		
8.	審議及批准將本公司每位國內獨立非執行董事之年度董事袍金由人民幣60,000元調升至人民幣150,000元及本公司每位海外獨立非執行董事之年度董事袍金由人民幣200,000元調升至人民幣300,000元。		
9.	審議及批准將本公司每位外部監事的年度監事袍金由人民幣40,000元調升至人民幣60,000元及擔任本公司監事會主席職務之本公司外部監事之年度監事袍金由人民幣200,000元調升至人民幣250,000元。		
10.	審議及批准調整董事會之投資權限。		
	特別決議案		
11.	授予董事會一般授權，以發行、配發及處理不超過本公司已發行內資股20%及已發行H股20%之新增內資股及新增H股，並授權董事會對公司章程作出其認為適當之相應修訂，以反映配發或發行股份後之新股本架構。		
12.	審議及批准對本公司章程作出修訂。		

2005年＿＿＿＿月＿＿＿＿日　　　　股東簽署(附註5)＿＿＿＿＿＿＿＿＿＿

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上以　閣下名義登記與本代表委任表格有關之股份數目，倘未有填上數目，則本代表委任表格將被視為與所有登記於　閣下名下之股份有關。請刪去不適用之股份類別（內資股或H股）。
3. 閣下如欲委任大會主席以外之其他人士為代表，請將「**大會主席或**」之字樣刪去，並在空欄內填上所擬委派代表之姓名及地址。凡有權出席上述通告召開之大會並於會上投票之本公司股東均有權委任一位或以上人士代其出席及投票。受委任代表毋須為本公司之股東。**本表格上之每項更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號，　閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。**如未有任何指示，則　閣下之代表有權自行酌情投票或放棄投票。受委任代表亦可就大會通告所載以外而正式於大會上提呈之任何決議案自行酌情投票。
5. 代表委任文件須由　閣下或其正式書面授權之代表親自簽署，或倘委任人為法人單位，則須蓋上公司印鑑或經由公司董事或其他獲正式授權之人士簽署。倘代表委任表格由股東之代表簽署，授權代表簽署之授權文件或其他授權書必須經公證人證明。
6. 倘屬任何股份之聯名持有人，任何一位該等聯名持有人均可就有關股份親身或委派代表於大會上投票，猶如彼為唯一有權投票者。然而，倘有一位以上聯名持有人親身或委派代表出席大會，則就任何決議案投票時，本公司將接納在股東名冊內排名首位之聯名股東之投票（不論親身或委派代表），而其他聯名股東再無投票權。
7. 代表委任表格及已簽署之授權書或其他授權文件（如有），最遲須於大會或任何續會（視情況而定）指定舉行時間24小時前交回本公司董事會秘書處（就內資股持有人而言）及本公司之H股股份過戶登記處（就H股持有人而言），方為有效。填妥及交回代表委任表格後，股東仍可出席大會並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。
8. 股東或其代表出席大會時須出示其身份證明文件。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for Annual General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____ of

____

being the registered holder(s) of *(Note 2)* ____________________ domestic shares/H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ____________________ 2005 Signature(s): ____________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (domestic shares or H shares).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in the PRC or Hong Kong on or before June 3, 2005 (Friday) by hand, by post or by fax.

   The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

股東週年大會回執

致：中國平安保險(集團)股份有限公司(「貴公司」)

本人／吾等(註一)____，

地址為____，

為 貴公司股本中每股面值人民幣1.00元之內資股／H股________股(註二)之登記持有人，茲通告 貴公司，本人／吾等擬出席 貴公司於2005年6月23日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行之股東週年大會。

日期：2005年______月______日　　　　簽署：________________

附註：

一、 請用**正楷**填上登記在股東名冊之股東全名及地址。

二、 請將以 閣下名義登記之股份數目填上，並請刪去不適用之股份類別(內資股或H股)。

三、 請將此回執在填妥及簽署後於2005年6月3日(星期五)或以前以專人遞送、郵遞或傳真方式送達本公司於中國或香港之主要營業地點。

本公司於中國之主要營業地點為中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029)。本公司於香港之主要營業地點為香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883，傳真：(852) 2802 0018)。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board of Directors of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") announces that Mr. Dicky Peter Yip tendered his resignation as a Non-executive Director of the Company effective on 1 May, 2005 due to a change of his job, a copy of which was received by the Company on 26 April, 2005. Mr. Yip has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to attention of the shareholders of the Company.

The Board would like to thank Mr. Yip for his valuable contribution to the Company during his tenure of office.

By order of the Board
Ma Mingzhe
Chairman

Shenzhen, PRC, 27 April, 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in the South China Morning Post"